DiaMedica
THERAPEUTICS

**2025 Annual Report &
2026 Annual General
Meeting Proxy Statement**



Dear Shareholders:

2025 was a year of continued execution and strategic progress for DiaMedica as we advanced DM199 (rinvecalinase alfa) across preeclampsia (PE) and acute ischemic stroke (AIS). Our focus remains clear:

- generate high-quality clinical data;

- de-risk development; and

- position DM199 for late-stage success while maintaining disciplined capital management.

Preeclampsia Program

During the year, we advanced our PE program into clinical development, marking an important expansion of DM199's potential. Recently, we received a "No Objection" Letter from Health Canada, enabling initiation of a DiaMedica-sponsored Phase 2 study in early-onset PE.

The Phase 2 study is designed as a dose-ranging trial to inform Phase 3 dose selection, while also evaluating safety, pharmacokinetics, and preliminary efficacy signals. We are particularly focused on demonstrating that DM199 does not cross the placental barrier, a key safety consideration, alongside clinically meaningful outcomes such as prolongation of pregnancy and maternal health measures.

Preeclampsia represents a significant unmet medical need with limited treatment options, and we believe DM199's mechanism represents a novel approach to improving outcomes for both mothers and infants.

Progress in the ReMEDy2 Trial

We made meaningful progress in our ReMEDy2 Phase 2/3 pivotal trial in AIS. Following prior protocol refinements designed to enhance patient selection and safety, we continued expanding our clinical footprint and improving site activation which has led to our recent improvements in study enrollment. Our engagement with investigators and focus on operational execution have positioned the study to advance steadily.

AIS remains a large and underserved market, and we believe DM199's differentiated mechanism continues to support its potential as a meaningful therapeutic option. We remain focused on disciplined trial execution and generating robust data to support future regulatory interactions.

Leadership and Organizational Strength

Our team remains a core strength of the company. We have maintained a disciplined and experienced organization with deep expertise in clinical development, regulatory strategy, and execution. Our Board of Directors and leadership team remain focused on advancing our programs efficiently while maintaining high standards of scientific rigor.



We also expanded our Board of Directors with the addition of Dan O'Connor. Dan brings a wealth of experience from his leadership at Ambryx Biopharma Inc., which was acquired by Johnson & Johnson in 2024. His strategic vision and deep industry knowledge will be invaluable as we continue to grow and execute our mission.

Financial Stability and Growth

We ended the year with a solid financial position and have maintained a runway that supports our current operating plan through the end of 2027. We continue to prioritize capital efficiency while advancing our clinical programs and evaluating strategic opportunities to strengthen our balance sheet and support long-term value creation.

Looking Ahead

As we move forward, our priorities are clear: advance ReMEDy2, execute our Phase 2 PE study with a focus on Phase 3 dose selection, and continue generating data to support regulatory pathways. We believe these efforts position DiaMedica for important value inflection points.

While drug development inherently carries risk, we are encouraged by the progress we have made and the opportunities ahead. Our team remains committed to disciplined execution and to advancing DM199 with the goal of delivering meaningful therapies to patients in need.

We thank our shareholders for their continued support and confidence.

Sincerely,

James Parsons
Chairman of the Board

Rick Pauls
President and Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________.

Commission file number: 001-36291

DIAMEDICA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

British Columbia	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
301 Carlson Parkway, Suite 210 **Minneapolis, Minnesota**	**55305**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(763) 496-5454**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Voting Common Shares, no par value per share	**DMAC**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting common shares held by non-affiliates, computed by reference to the closing sales price at which the voting common shares were last sold as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), as reported by The Nasdaq Capital Market on that date, was $95.8 million.

As of March 27, 2026, there were 53,882,506 voting common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2026 Annual General Meeting of Shareholders which we intend to file with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

DIAMEDICA THERAPEUTICS INC.

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

This annual report on Form 10-K contains certain forward-looking statements that are within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. For more information, see "Cautionary Note Regarding Forward-Looking Statements."

As used in this report, references to "DiaMedica," the "Company," "we," "our" or "us," unless the context otherwise requires, refer to DiaMedica Therapeutics Inc. and its subsidiaries, all of which are consolidated in DiaMedica's consolidated financial statements. References in this report to "common shares" mean our voting common shares, no par value per share.

We own various unregistered trademarks and service marks, including our corporate logo. Solely for convenience, the trademarks and trade names in this report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that the owner of such trademarks and trade names will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies' trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report on Form 10-K that are not descriptions of historical facts are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are based on management's current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, prospects and share price. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," "would," the negative of these terms or other comparable terminology, and the use of future dates.

The forward-looking statements in this report include but are not limited to, statements concerning the following:

- our plans to develop, obtain regulatory approval for the clinical study of DM199 for preeclampsia (PE), fetal growth restriction (FGR) and ultimately to obtain regulatory approval for and commercialize our DM199 product candidate for the treatment of PE, FGR and acute ischemic stroke (AIS);

- our ability to conduct successful clinical testing of our DM199 product candidate for PE, FGR and AIS and meet certain anticipated or target milestones and dates thereof with respect to our clinical studies;

- the ability of our physician collaborators to successfully complete the current Phase 2, proof-of-concept investigator-sponsored clinical trial of DM199 for the treatment of PE and FGR, our reliance on these physician collaborators to conduct the study, and our expectations related to the timing of Part 1b and Parts 2 and 3 of this study;

- our ability to meet anticipated site activations, enrollment and interim analysis timing with respect to our Phase 2/3 ReMEDy2 clinical trial of DM199 for the treatment of AIS, especially in the light of slower than expected site activations and enrollment which we believe are due, in part, to hospital and medical facility staffing shortages; inclusion/exclusion criteria in the study protocol; concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility; concerns regarding the prior clinically significant hypotension events and circumstances surrounding the clinical hold which was lifted in June 2023; use of artificial intelligence and telemedicine which have enabled smaller hospitals to retain AIS patients not eligible for mechanical thrombectomy instead of sending these patients to the larger stroke centers which are more likely to be sites in our trial; and competition for research staff and trial subjects due to other pending stroke and neurological clinical trials;

- the success of the actions we are taking to mitigate the impact of the factors adversely affecting our ReMEDy2 trial site activations and enrollment rate, including significantly expanding our internal clinical team and bringing in-house certain trial activities, such as study site identification, qualification and activation, clinical site monitoring, supporting vendor management and overall program management; globally expanding the trial; and making certain changes to the study protocol; and risks associated with these mitigation actions;

- uncertainties relating to regulatory applications and related filing and approval timelines, especially in light of recent changes in funding and staffing levels for the U.S. Food and Drug Administration (FDA) and other government agencies;

- pending and future government agency requests for additional studies and uncertainty and potential delays in obtaining results from the same;

- the possible occurrence of future adverse events associated with or unfavorable results from the Phase 2 investigator-sponsored PE trial or our ReMEDy2 trial and their potential to adversely effect current or future trials;

- the adaptive design of our ReMEDy2 trial, which is intended to enroll approximately 300 patients at up to 100 sites globally, and the possibility that the final sample size, which will be determined based upon the results of an interim analysis of 200 participants, may be up to 728 patients, according to a pre-determined statistical plan, other possible changes in the trial, including as a result of input from the FDA, and the results of the interim analysis as determined by our independent data safety monitoring board;

- our expectations regarding the perceived benefits of our DM199 product candidate over existing treatment options for PE, FGR and AIS;

- our ability to partner with and generate revenue from biopharmaceutical or pharmaceutical partners to develop, obtain regulatory approval for, and commercialize our DM199 product candidate for PE, FGR and AIS;

- the potential size of the markets for our DM199 product candidate for PE, FGR and AIS and our or any future partner's ability to serve those markets, the rate and degree of market acceptance of and ability to obtain coverage and adequate reimbursement for, our DM199 product candidate for PE, FGR and AIS both in the United States and internationally;

- the success, cost and timing of our clinical trials, as well as our reliance on our key executives, clinical personnel, advisors and third parties in connection with our trials;

- our or any future partner's ability to commercialize, market and manufacture DM199;

- expectations regarding U.S. federal, state and foreign regulatory requirements and developments affecting our pending and future clinical trials and regulatory approvals of our DM199 product candidate for PE, FGR and AIS and future commercialization and manufacturing of such products if required regulatory approvals are obtained;

- our expectations regarding our ability to obtain and maintain intellectual property protection for our DM199 product candidate;

- expectations regarding competition and our ability to obtain data exclusivity for our DM199 product candidate for PE, FGR and AIS; and

- our estimates regarding expenses, market opportunity for our product candidates, future revenue, and capital requirements; our anticipated use of the net proceeds from our prior private placements; how long our current cash resources will last; and our need for and ability to obtain additional financing to fund our operations, including funding necessary to complete our current clinical trials and obtain regulatory approvals for our DM199 product candidate for PE, FGR and/or AIS.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under "*Part I. Item 1A. Risk Factors*" in this report. Moreover, we operate in a highly competitive and rapidly-changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements should not be relied upon as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, including the securities laws of the United States, we do not intend to update any forward-looking statements to conform these statements to actual results or to changes in our expectations.


INDUSTRY AND MARKET DATA


In addition to the industry, market and competitive position data referenced in this report from our own internal estimates and research, some market data and other statistical information included in this report are based in part upon information obtained from third-party industry publications, research, surveys and studies, none of which we commissioned. Third-party industry publications, research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

We are responsible for all of the disclosure in this report, and while we believe that each of the publications, research, surveys and studies included in this report are prepared by reputable sources, we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research and estimates are reliable, such research and estimates have not been verified by independent sources. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "*Part I. Item 1A. Risk Factors*." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "*Cautionary Note Regarding Forward-Looking Statements*."

PART I

Item 1. Business

Overview

We are a clinical-stage biopharmaceutical company committed to improving the lives of people suffering from severe ischemic disease with two main clinical programs focused on preeclampsia (PE) / fetal growth restriction (FGR) and acute ischemic stroke (AIS). Our lead candidate DM199 (rinvecalinase alfa), is the first pharmaceutically active recombinant (synthetic) form of the human tissue kallikrein-1 (rhKLK1) protein to be clinically studied in patients and has been granted Fast Track Designation by the U.S. Food and Drug Administration (FDA) for the treatment of AIS. Kallikrein-1 (KLK1), extracted from human urine, is an established therapeutic modality in Asia for the treatment of AIS, and KLK1 produced from pig pancreas, is an established therapeutic modality for the treatment of cardio renal disease, including hypertension, in Asia. We plan to advance DM199 through required clinical trials to create shareholder value by establishing its clinical and commercial potential as a therapy for PE, FGR and AIS. Longer term, we plan to develop DM300, our patented recombinant human ulinastatin, a broad-spectrum serine protease inhibitor, as a potential therapy for severe acute pancreatitis.

KLK1 is a serine protease enzyme that plays an important role in the regulation of diverse physiological processes via a molecular mechanism believed to enhance endothelial health, microcirculatory blood flow and tissue perfusion by increasing production of nitric oxide (NO), prostacyclin (PGI_2) and endothelium-derived hyperpolarizing factor (EDHF). In PE and FGR, DM199 is intended to lower blood pressure, enhance endothelial health and improve perfusion to maternal organs and the placenta, potentially disease modifying results that improve both maternal and perinatal outcomes. In the case of AIS, DM199 is intended to enhance blood flow and boost neuronal survival in the ischemic penumbra by dilating arterioles surrounding the site of the vascular occlusion and inhibition of apoptosis (neuronal cell death) while also facilitating neuronal remodeling through the promotion of angiogenesis.

Our clinical development program in PE currently centers around an investigator-sponsored safety, tolerability and pharmacodynamic, proof-of-concept Phase 2 study in PE patients being conducted at the Tygerberg Hospital in Cape Town, South Africa. This Phase 2 study consists of three studies in PE (Part 1a, dose-escalation; Part 1b, dose-expansion; and Part 2, expectant management) and a fourth study in fetal growth restriction (FGR, Part 3, expectant management). Part 1a topline study results are intended to identify a suitable dose for Parts 1b, 2, and 3. Up to approximately 100 women with PE and potentially an additional 30 subjects with fetal growth restriction may be evaluated. The first subject in Part 1a was enrolled in the fourth quarter of 2024 and interim results from Part 1a of the study were released in July 2025. The interim results (N=28 subjects) demonstrate that DM199 appears safe and well-tolerated with clinically-relevant pharmacodynamic activity with no evidence of placental transfer. Additionally, subjects exhibited rapid, statistically significant reductions in blood pressure with duration of effect that was sustained up to 24 hours post-infusion compared to pre-treatment baseline. An extension cohort of approximately 10 subjects is currently being enrolled at the expected therapeutic dose levels. Preparations are underway to initiate Part 1b where up to 30 subjects with PE and expected delivery within 72 hours will be treated with a dose regimen identified from Part 1a. Based in part upon these interim results, we believe DM199 has the potential to lower blood pressure, enhance endothelial health and improve perfusion to maternal organs and the placenta.

We are preparing for an open-label, dose-ranging Phase 2 study of DM199 in participants with early onset preeclampsia to be conducted in North America (United States & Canada) and the United Kingdom (UK). In March 2026, we received approval from Health Canada to initiate this Phase 2 study and we are currently finalizing plans to commence site activation in the second half of this year. In the second quarter of 2026, we anticipate filing a clinical trial application to expand this Phase 2 study to include sites in the UK. Regarding the status of this clinical program in the United States, in the fourth quarter of 2025, we participated in a productive, in-person pre-investigational new drug (IND) meeting with the FDA to discuss the planned Phase 2 study, at which the FDA requested an additional non-clinical, 10-day modified embryo-fetal development and pre- and postnatal development (ePPND) study in a rabbit model, a non-rodent species. Preliminary results of the rabbit study suggest that the animals developed an antibody response to DM199, a humanized recombinant protein, preventing us from completing the requested ePPND study in the rabbit model. In earlier pregnant rabbit studies, there was no evidence of teratogenicity (i.e., no external, visceral or skeletal malformations in developing rabbit fetuses) attributable to DM199 in the approximately 200 rabbit offspring produced. The fetal effects with pregnant rabbits that were observed, embryo/fetal lethality and decreased fetal body weights, were considered secondary to frank maternal toxicity that was observed at all doses. We are currently evaluating alternate animal models to address the FDA's ePPND study request. Depending on the alternative species, and its gestational period, results from the ePPND study may be substantially delayed.

Our clinical program in AIS centers on our ReMEDy2 clinical trial (NCT05065216) of DM199 for the treatment of AIS. Our ReMEDy2 clinical trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial intended to enroll approximately 300 participants at up to 100 sites globally. The adaptive design component includes an interim analysis by our independent data safety monitoring board after the first 200 participants have completed the trial. Based on the results of the interim analysis, the study may be stopped for futility, or the final sample size will be determined, ranging between 300 and 728 patients, according to a pre-determined statistical plan.

We believe DM199 has the potential to treat a variety of diseases where restoring healthy function requires sufficient activity of KLK1 and the kallikrein-kinin system (KKS). Today, forms of KLK1 derived from human urine and the pancreas of pigs are approved and sold in Japan, China and South Korea to treat AIS, hypertension and other related vascular diseases. We believe millions of patients have been treated with these KLK1 therapies, including up to one million AIS patients now being treated annually with human urinary-derived KLK1 in China. Over 200 clinical studies in China have found urinary-derived KLK1 effective for increasing blood flow, decreasing ischemia in the penumbra, and reducing infarct size. Importantly, human urinary-derived KLK1 has been shown to be generally safe and well tolerated and does not increase the risk of severe intracranial hemorrhage. Similarly, in the use of KLK1 to treat PE, preliminary evidence from several Asia-based studies using KLK1 derived from pig pancreas has shown reductions in maternal blood pressure and improvements in placental perfusion. However, given the small sample size of these studies, we remain cautious in our interpretation of the reported results and believe further study is necessary. We further note that there are numerous regulatory, commercial and clinical drawbacks associated with KLK1 derived from these sources which we believe can be overcome by developing a recombinant version of KLK1 (rhKLK1) such as DM199. We believe higher regulatory standards and the potential for impurities, endotoxins and chemical byproducts due to the inherent variability in the isolation and purification process are the primary reasons why urinary- or animal-derived KLK1s are not currently available and or approved in the United States or Europe. We are not aware of any recombinant version of KLK1 with regulatory approval for clinical use in any country, nor are we aware of any recombinant version in development, other than our drug candidate, DM199.

DM199 Background

Kallikrein-Kinin System

KLK1 is a serine protease, or protein, produced primarily in the kidneys, pancreas and salivary glands. KLK1 plays a critical role in the regulation of local blood flow and vasodilation (the widening of blood vessels, which decreases vascular resistance) in the body, as well as an important role in reducing inflammation and oxidative stress (an imbalance between potentially damaging reactive oxygen species, or free radicals, and antioxidants in the body).

KLK1 is involved in multiple biochemical processes. The most well-characterized activity of KLK1 is the enzymatic cleavage of low molecular weight kininogen (LMWK) to produce bradykinin (BK) which activates BK receptors (primarily BK2R since the BK1R is typically only activated in pathological situations). As illustrated below, activation of BK receptors by kinins sets in motion metabolic pathways which locally produce NO, prostaglandins (primarily PGI_2 in endothelial cells) and EDHF. Increased nitric oxide and prostacyclin work through the cyclic guanosine monophosphate (cGMP) and cyclic adenosine monophosphate (cAMP) pathways, to preferentially relax smooth muscle cells and improve blood flow (through vasodilation), potentially protecting tissues and end-organs from ischemic damage. Scientific literature, including publications in *Circulation Research*, *Immunopharmacology* and *Kidney International*, suggests that lower endogenous KLK1 levels in patients are associated with diseases related to vascular disorders, such as stroke, renal diseases and hypertension. Although individual pharmacologic activators of each pathway—such as NO donors, PGI_2 analogues, and EDHF stimulators—show preclinical promise; however, none have achieved regulatory approval, and no current therapy targets all three pathways simultaneously. DM199, as a protein augmentation therapy, is intended to increase KLK1 levels to more fully activate the KKS driving the local generation of all three endothelial pathways, NO, PGI_2 and EDHF, to promote endothelial health and protect the brain and kidney from damage. By providing additional supply of the KLK1 protein, DM199 treatment could potentially improve blood flow to the placenta and brain while reducing inflammation in damaged end-organs, such as the brain and the kidneys, supporting their structural integrity and normal functioning.


DM199 (rhKLK1 – rinvecalinase alfa) Novel Mechanism of Action
DM199 produces all three major endothelial derived vasodilating factors
DM199 (rhKLK1)
Kininogen
Bradykinin
BK2R
Nitric Oxide - cGMP
Prostacyclin - cAMP
EDHFs
KLK1 is made predominately in kidneys (present also in the vasculature and brain) and circulates in the blood
KLK1 acts on low molecular weight kininogen to produce bradykinin
KLK1 is the main bradykinin forming enzyme within organs and blood vessels during resting conditions1
– ACE is the main kinin-inactivating enzyme in the circulation
Bradykinin binds to bradykinin 2 receptors (BK2R) on arterial endothelium to release key vasodilating factors:
– Nitric oxide (NO)
– Prostacyclin (PGI2) and
– Endothelium-derived hyperpolarizing factors (EDHFs)2
Vasodilation
Restricted Blood Flow
Increased Blood Flow
ACE= Angiotensin converting enzyme cGMP = Cyclic guanosine monophosphate cAMP = Cyclic adenosine monophosphate
1. Marin et al. (2019). Kallikrein/K1, Kinins, and ACE/Kininase II in Homeostasis and in Disease Insight From Human and Experimental Genetic Studies, Therapeutic Implication. Journal of Personalized Medicine, 9(1), 16.
2. EDHFs include hydrogen peroxide (H202), epoxyeicosatrienoic acids (EETs), potassium ions (K+)


Relative Contribution of 3 Major Endothelial Derived Vasodilating Factors1
EDHF is critical in microvasculature and compensates when NO and PGI2 signaling are compromised
Conduit Arteries
Terminal Branches
Arterioles
NO
EDHF
PGI2
DM199 Augments All 3 Vasodilating Factors
Arterioles are the primary site of resistance in the vascular tree and the most significant contributors to blood pressure2
Arterioles account for approximately 80% of the total resistance to blood flow in the body2
Vascular Biology (2025) 7 e250006; https://vb.bioscientifica.com/view/journals/vb/7/1/VB-25-0006.xml
1. Davis, C. M., Siler, D. A., & Alkayed, N. J. (2011). EDHF in the brain: Influence of sex, vessel size, and disease state. Women's Health (Lond.), 7(3), 293–303. https://doi.org/10.2217/whe.11.26
2. Rahman, M., & Siddik, A. B. (2023, January 13). Anatomy, arterioles. StatPearls. Retrieved from https://www.ncbi.nlm.nih.gov/books/NBK555921/

We have conducted numerous internal and third-party analyses to demonstrate that DM199 is structurally and functionally equivalent to KLK1 derived from human urine. Specifically, the amino acid structure of DM199 is nearly identical to the human urine form, and the enzymatic and pharmacokinetic profiles are substantially similar to both human urine- and porcine-derived KLK1. The physiological effects of DM199 on blood pressure, from our completed studies, are similar to that of human urine and porcine-derived forms of KLK1. We believe that the results of this work suggest that the therapeutic action of DM199 will be the same or potentially better than that of the human urinary and porcine forms of KLK1 marketed in Asia.

Supporting Data for Use of DM199 (KLK1)

Preeclampsia and Fetal Growth Restriction:

Studies have shown that KLK1 levels are reduced in women suffering from preeclampsia. Further, the lowest levels are observed in women with preeclampsia with severe features. KLK1 plays a central physiological role in regulating vascular tone and perfusion through the generation of active kinins, including bradykinin. Bradykinin is a potent, locally acting vasodilator that promotes relaxation of blood vessels, improves endothelial function, and lowers blood pressure. By activating existing vascular signaling pathways, KLK1 enhances blood flow without introducing foreign or non-physiological mechanisms into the maternal circulation. DM199, a recombinant form of human KLK1, leverages these existing pathways to promote vasodilation and improve tissue perfusion, effects that have already been demonstrated across multiple clinical studies in non-pregnant populations with hypertension and vascular disease. These characteristics make KLK1 a strong therapeutic candidate for conditions driven by impaired blood flow and endothelial dysfunction.

Preeclampsia is widely understood to originate from inadequate maternal blood flow to the placenta, resulting in placental ischemia and the subsequent release of anti-angiogenic and pro-inflammatory factors such as sFlt-1 and soluble endoglin (sEng). These circulating factors drive systemic endothelial dysfunction and the clinical manifestations of the disease, including hypertension and organ injury. By improving maternal vascular function and placental perfusion, KLK1 therapy has the potential to address this upstream pathology. Enhancing blood flow to the placenta may reduce ischemic stress and limit the release of harmful mediators, offering a disease-modifying approach rather than symptomatic management alone.

Use of Porcine-derived KLK1 for the Treatment of PE in China

A porcine-derived form of KLK1 has been used for decades in Asia to treat vascular conditions such as hypertension and chronic kidney disease. In preeclampsia, Chinese investigators have shown that maternal plasma concentrations of KLK1 were significantly lower in preeclampsia compared with patients with mild PE or normal pregnancies and that low levels of tissue KLK1 may be a marker of severe PE as summarized in the figure below (Yuan, et al, 2020). Thus, several small, single center, open-label case studies have been conducted in China exploring the empiric administration of porcine-derived KLK1, in combination with magnesium sulfate, to determine if augmentation of maternal plasma levels of KLK1 could have potential therapeutic benefit in severe PE. Improvements in uterine and umbilical blood flow, reduced blood pressure, improved renal function, extended gestation and increased birthweight have been observed without reported safety issues. These collective findings give support for further development of a recombinant KLK (DM199) in patients with PE.



KLK1 Levels Lower in Preeclampsia Pregnancies
Significant relationship between KLK1 levels, Preeclampsia and Preeclampsia with severe features

1. Yuan etc. *Plasma concentrations of tissue kallikrein in normal and preeclamptic pregnancies. Hypertension in Pregnancy* (2020)

Acute Ischemic Stroke:

KLK1, derived from human urine, was first approved as a treatment for AIS in China in 2005. KLK1 derived from the pancreas of pigs has been approved for the treatment of hypertension, certain chronic kidney and other vascular diseases in Japan, China and South Korea for several decades. There is one company selling human urine-derived KLK1 in China (Kailikang®, Tech-pool BioPharma/Shanghai Pharmaceuticals), and we believe human urine-derived KLK1 is currently being used to treat up to one million AIS patients per year. We believe that approximately 20 companies are marketing porcine-derived KLK1 in Japan, China and South Korea. We have identified several

hundred papers supporting the clinical use of urinary- and porcine-derived KLK1 from China, Japan and South Korea in the treatment of AIS.

As noted below, studies conducted in China have shown that lower KLK1 levels are also a predictor of stroke recurrence. The red line in the graph below represents patients in the lowest KLK1 quartile who were at the highest risk for recurrence of stroke. (2,478 stroke patients and event free survival over 5 years).

Low KLK1 Levels Are Associated With Stroke Recurrence



Source: Annals of Neurology (2011) 70:265-73

The observations of low plasma levels of KLK1 in both stroke recurrence and PE further support the approach of KLK1 augmentation as a means to provide a therapeutic benefit

Near-Term Goals

Our mission is to improve the lives of people suffering from serious ischemic diseases. Our near-term goals are to principally focus on supporting the Phase 2 investigator-sponsored trial (IST) of DM199 in PE, initiating a global Phase 2 trial in early-onset PE and executing our ReMEDy2 Phase 2/3 trial of DM199 in AIS. Key elements of our strategy include:

- DM199 for PE – complete Part 1a (dose-ranging in PE patients with expected delivery within 72-hours) and then Part 1b (PE patients with expected delivery within 72-hours at does selected from Part 1a) of the Phase 2 IST.
- File applications for a global Phase 2 trial (North America and United Kingdom) in early-onset preeclampsia and engage regulatory agencies in multiple countries regarding our PE development program and submit applications for Fast Track and/or Breakthrough designations, where available;
- DM199 for AIS – continue to execute our ReMEDy2 Phase 2/3 (NCT05065216) trial with the activation of up to 100 global clinical sites and continue participant enrollment;
- Continue manufacturing process development to support anticipated applications for commercial approval of DM199; and
- Identify a strategic partner(s) to assist with future clinical development and commercialization of DM199.

Preeclampsia Background and Disease Pathology

Preeclampsia Background

PE is a complex disorder affecting multiple body systems, with approximately 10 million cases occurring globally each year. It typically presents after 20 weeks of gestation with new onset hypertension and organ dysfunction, such as renal or liver impairment. It is a major cause of maternal and infant morbidity and mortality, especially in cases of early onset preeclampsia occurring before 34 weeks of gestation. Globally, this condition leads to the deaths of approximately 76,000 women and 500,000 newborns each year. Both pre-eclampsia and fetal growth restriction arise from poor placental function due to reduced placental perfusion, histopathologically evident as maternal vascular malperfusion injuries. Preeclampsia is further characterized by endothelial dysfunction and maternal vascular injury. This leads to

vasoconstriction of vessels and hypertension, which damages many end organs supplied by these vessels. Preeclampsia is associated with placental and systemic inflammation, oxidative stress and an anti-angiogenic state. Hence, a drug that vasodilates blood vessels to improve organ and placenta perfusion and promotes vascular health (via pro-angiogenesis and reductions in inflammation and oxidative stress) may be a treatment for both conditions.

Preeclampsia Early Delivery Has Poorer Outcomes and Higher Costs
Prolonging pregnancy can reduce neonate morbidity and mortality and associated costs



Preterm Neonatal Major Morbidity* and Mortality by Gestational Age

*Major morbidity includes persistent pulmonary hypertension, intraventricular hemorrhage grade 3/4, seizures, hypoxic-ischemic encephalopathy, necrotizing enterocolitis stage II/III, bronchopulmonary dysplasia
Sources: 1. Manuck TA, Rice MM, Bailit JL, et al. Preterm neonatal morbidity and mortality by gestational age: a contemporary cohort. *Am J Obstet Gynecol.* 2016;215(1):103.e1-103.e14. doi:10.1016/j.ajog.2016.01.004 2. Beam, A.L., Fried, I., Palmer, N. et al. Estimates of healthcare spending for preterm and low-birthweight infants in a commercially insured population: 2008–2016. J Perinatol 40, 1091–1099 (2020). https://doi.org/10.1038/s41372-020-0635-z 3. Lai, K. C., & Lorch, S. A. (2023). Healthcare Costs of Major Morbidities Associated with Prematurity in US Children's Hospitals. The Journal of pediatrics, 256, 53–62.e4. https://doi.org/10.1016/j.jpeds.2022.11.038

There are currently no FDA-approved therapeutics for PE and the only cure is delivery of the fetus, often prematurely. Control of blood pressure is the mainstay treatment for preeclampsia, but it does not modify progression of the disease and first-line hypertension medications angiotensin converting enzyme inhibitors (ACEi) and angiotensin receptor blockers (ARBs) are contraindicated due to causing fetal harm. Magnesium sulfate is used to prevent seizures in women and steroids are given to enhance fetal lung maturation.

Fetal growth restriction is a condition of fetal undergrowth due to a poorly functioning placenta – the life support system of the unborn child. Fetal growth restriction is the leading cause of stillbirth. For those that survive the pregnancy, unhealthy fetal development in utero leaves a legacy of poor health echoing across the child's lifespan. Currently, no approved treatment exists for this condition.

The pathogenesis of preeclampsia has been described in a two-stage model as illustrated below (Bisson et al, 2023).

Stage 1: Placental Disease

The maternal spiral arteries supply blood to the intervillous space of the placenta, undergoing significant structural, cellular, molecular, and functional changes from approximately week 10 to week 22 of gestation to support the growing fetus's increasing metabolic demands. During the first trimester, placental trophoblasts invade these arteries, replacing the endothelial cells and smooth muscle cells with extravillous trophoblast cells, resulting in the loss of vasomotor control and a transformation into rigid, fixed-diameter vessels. This process enlarges the vessel diameter by at least 10-fold, creating a low-resistance, high-capacity uteroplacental interface that allows for maximal and constant blood flow to the villous. The remodeled spiral artery network is essential for efficient nutrient and waste exchange, as the uteroplacental blood flow increases from 45 mL/min to 750 mL/min at term to support the high metabolic demands of the fetus. In PE, trophoblast invasion is impaired leading to incomplete remodeling of the spiral arteries and shallow placentation. This defective placentation in preeclampsia results in high resistance uterine circulation, causing impaired placental perfusion.


Stage 01 of Preeclampsia: Placental Disease
Inadequate spiral artery development in the first trimester leads to placental hypoxia
Normal Pregnancy
→ Widened Spiral Arteries
→ Healthy Blood Flow
Preeclampsia
→ Narrow Spiral Arteries
→ Low Blood Flow
Maternal Spiral Arteries
Maternal Spiral Arteries
PLACENTAL BARRIER
UMBILICAL CORD

Stage 2: Maternal Vascular Disease and Subsequent Endothelial Dysfunction

When deprived of adequate blood flow, the hypoxic placenta experiences oxidative stress and releases antiangiogenic factors (sFlt-1, sEng), proinflammatory cytokines (TNF-α, IL-6), and other harmful substances into the maternal blood stream. These factors damage the maternal endothelium, elevate blood pressure, and contribute to organ damage. Moreover, this damage also depresses intrauterine blood flow causing reduced placental perfusion leading to a negative feedback loop. This cycle accelerates further with the increasing metabolic demands of a growing fetus, creating the perfect ischemic storm.


Stage 02 of Preeclampsia: Maternal Disease
Placental hypoxia induces the release of harmful factors, driving systemic pathology
STAGE 01
PLACENTAL DISEASE
Oxidative stress
Placental hypoxia
Pro-inflammatory cytokines
Anti-angiogenic factors
STAGE 02
MATERNAL VESSEL DISEASE
VASCULATURE
• HYPERTENSION
• Reduced blood flow (for example, heart, kidney)
• Coagulopathy
• Thrombocytopenia
LIVER
• HELLP syndrome
• Severe liver dysfunction
KIDNEY
• Endothelial injury
• Glomerular endotheliosis
• PROTEINURIA
• Renal failure
BRAIN
• Eclampsia
• Hemorrhagic stroke
• Seizures
• Visual disturbance
• Cortical blindness
• Arterial ischemic stroke
• Cerebral venous sinus thrombosis
• Severe headache
LUNG
• Pulmonary edema
PLACENTA
• Placental abruption & stillbirth
FETUS
• Fetal distress
• Growth restriction

Unmet Medical Need in Preeclampsia

According to the Preeclampsia Foundation, one in every 12 pregnancies is affected by preeclampsia, with an annual incidence of approximately 200,000 pregnancies in the United States. Early-onset preeclampsia, which occurs before 34 weeks of gestation, affects up to 30,000 pregnancies annually and is more severe than late-onset preeclampsia (occurring after 34 weeks). Early-onset preeclampsia poses a higher risk of fetal morbidity and mortality, with infants being born significantly earlier, increasing their risk of future developmental challenges. Women with preeclampsia are twice as likely to develop heart disease or suffer a stroke and four times as likely to develop high blood pressure. Additionally, preeclampsia disproportionately affects African American women, who are 60% more likely to develop the condition than white women and are also more likely to experience severe forms of preeclampsia.

DM199 – Our Novel Solution for the Treatment of Preeclampsia and Fetal Growth Restriction

We are developing DM199 as a potentially disease-modifying treatment to safely extend gestation and improve maternal and fetal outcomes in preeclampsia. In the maternal vasculature, DM199 may lower blood pressure, improve endothelial health, and enhance blood flow to key organs. It also has the potential to increase placental perfusion by dilating intrauterine arteries, which could promote fetal growth and reduce harmful placental factors such as sFlt-1 and sEng. This effect is believed to result from the inadequate remodeling of spiral arteries supplying the placenta, leaving endothelial and smooth muscle cells intact and vasoactive, making them a suitable pharmaceutical target for DM199.

A key potential safety advantage of DM199 in preeclampsia is that it is a large protein that, in testing to-date, has been shown to not cross the placental barrier. In contrast, small molecules, including most oral medications, passively cross the placental barrier, while monoclonal antibodies are transported through active transport mechanisms. By avoiding transfer to the fetus, DM199 potentially offers a significant safety advantage over small molecules such as ACEi, angiotensin receptor blockers (ARBs) and phosphodiesterase 5 (PDE5) inhibitors (e.g., sildenafil), which are known to cross the placental barrier and cause harm to the fetus.

The mechanism of action of DM199 is believed to involve the increased production of endothelial nitric oxide, prostacyclin, and endothelium-derived hyperpolarizing factor, pathways that are typically suppressed or impaired in preeclampsia. Additionally, DM199 may enhance vascular endothelial growth factor (VEGF) signaling, which is disrupted in preeclampsia due to elevated levels of circulating sFlt-1. This mechanism is thought to involve activation of the bradykinin 2 receptor, leading to either direct transactivation of the VEGF2 receptor or crosstalk between the nitric oxide and VEGF intracellular signaling pathways.



DM199: The Ideal Drug Profile to Treat Preeclampsia
Potential Disease Modifying Mechanism of Action
DM199
Nitric Oxide
Prostacyclin
EDHFs
VEGF
Endothelial Dysfunction
DM199 Profile
Increase Placental Perfusion
Repair Endothelium & Reduce Blood Pressure
01
UPSTREAM
PLACENTAL DISEASE
Oxidative stress
ROS
Pro-inflammatory cytokines
RAAS-Activating Factor
TNFα
sFlt-1
sENG
AT1-AA
IL-6
Anti-angiogenic factors
Placental hypoxia
Blood Flow
02
DOWNSTREAM
MATERNAL VESSEL DISEASE
Endothelial Repair, Maternal Organ Function, Angiogenesis
Reduce BP
Endothelial Dysfunction
POTENTIAL TO SAFELY EXTEND GESTATION + ACCELERATE FETAL GROWTH
AT1-AA = Angiotensin II Type 1 Receptor Agonist Autoantibody | EDHF = Endothelium-derived hyperpolarizing factor | sFlt-1 = Soluble fms-like tyrosine kinase-1 | sENG = Soluble endoglin | IL-6 = Interleukin 6 ROS = Reactive oxygen species | TNF-α = Tissue necrosis factor alpha | VEGF= Vascular endothelial growth factor
1. Goulopoulou, S. Maternal Vascular Physiology in Preeclampsia. Hypertension. 2017;70:1066-1073 https://doi.org/10.1161/HYPERTENSIONAHA.117.08821

DM199 has demonstrated blood pressure reductions in multiple prior studies. Post hoc analysis of all participants with elevated blood pressure (baseline systolic blood pressure ≥ 130 mmHg) from the DM199 Phase 2 REDUX clinical trial (NCT04123613), in three types of chronic kidney disease (CKD), demonstrated significant reductions in systolic blood pressure (SBP) at day 95:

REDUX Phase 2 CKD Trial Results: Baseline SBP*

	SBP ≥130 mmHg	**SBP ≥140 mmHg**	**SBP ≥150 mmHg**
Day 95 Change from Baseline	-7.7 mmHg	-12.6 mmHg	-22.1 mmHg
P-value (Student's T-Test)	0.011	0.004	0.003
Number of Participants	47	31	15

*Includes participants from all cohorts

AIS Background and Disease Pathology

Acute Ischemic Stroke Background

Stroke is characterized by the rapidly developing loss of brain function due to a blockage of blood flow in the brain. As a result, the affected tissues of the brain become inactive and may eventually die. Strokes can be classified into two major categories: AIS and hemorrhagic stroke. AIS is characterized by interruption of the blood supply by a blood clot (ischemia), while a hemorrhagic stroke results from rupture, or bleeding, of a blood vessel in the brain. Risk factors for stroke include, among other things, advanced age, hypertension (high blood pressure), previous stroke or transient ischemic attack (TIA), diabetes, high cholesterol, cigarette smoking, atrial fibrillation, physical inactivity and obesity.

More specifically, with respect to an ischemic stroke, at the site of a blood flow blockage in the brain, there exist two major ischemic zones – the core ischemic zone with nearly complete loss of blood flow (blood flow reduction of 75% to 90%, or more), and the surrounding ischemic penumbra, a rim of mild to moderately ischemic tissue surrounding the core ischemic zone. Within minutes, the significant lack of blood flow in the core ischemic zone deprives these cells of glucose and oxygen which rapidly depletes energy stores and triggers the loss of

ion gradients, ultimately leading to neuronal cell death, or apoptosis. The ischemic penumbra zone, however, may remain viable for several hours via collateral arteries that branch from the main occluded artery in the core ischemic zone. Unfortunately, the penumbra is at great risk of delayed tissue damage due to inflammation which may also lead to neuronal cell death. As time goes on, a lack of blood flow in the core ischemic zone (infarct) may lead to fluid buildup (edema) and swelling which creates intracranial pressure. This pressure on the brain leads to tissue compression resulting in additional ischemia. Additional events in AIS include vascular damage to the blood vessel lining or endothelium, loss of structural integrity of brain tissue and blood vessels, and inflammation. A stroke can lead to permanent damage with memory loss, speech problems, reading and comprehension difficulties, physical disabilities and emotional/behavioral problems. The long-term costs of stroke are substantial, with many patients requiring extended hospitalization, extended physical therapy or rehabilitation, and/or long-term institutional or family care. However, provided the extended window of viability in the penumbra, next generation stroke therapies are being developed to protect valuable brain tissue during the hours to a week after a stroke.

Unmet Medical Need in AIS

According to the World Stroke Organization, each year approximately 12.0 million people worldwide suffer a stroke, of which 7.8 million are acute ischemic strokes. According to the U.S. Centers for Disease Control and Prevention (CDC), approximately 800,000 people in the U.S. suffer a stroke each year, of which 87% are acute ischemic strokes. We believe that stroke represents an area of significant unmet medical need and a KLK1 therapy (such as DM199) could provide a significant patient benefit, in particular, given its proposed treatment window of up to 24 hours after the first sign of symptoms.

Limitations of Current Treatments for Acute Ischemic Stroke

Tissue plasminogen activators (clot-busting enzymes or thrombolytics) are the only FDA-approved treatment of acute ischemic stroke. Alteplase (tPA, Activase®, Genentech) was approved in 1996 as a 60-minute intravenous (IV) infusion and tenecteplase (TNK, TNKase®, Genentech), a second-generation recombinant tissue plasminogen activator with higher fibrin affinity/specificity was recently approved in March 2025 as a single, 5-second IV bolus administration. Unfortunately, these clot busting enzymes have several drawbacks that limit their clinical usage. These include its narrow therapeutic window of 3 to 4.5 hours, potential complications with IV administration, and risk of bleeding into the brain (intracranial hemorrhage), which, due to a lack of reversibility, is the most severe complication of treatment, limiting its usefulness for the majority of stroke patients.

A newer treatment option for patients with acute ischemic stroke is mechanical thrombectomy (MT), a minimally invasive surgical procedure that uses a mechanical device to remove an intra-arterial blood clot in patients who present with large vessel occlusion (LVO) stroke. Large vessels are the main arteries supplying blood to the brain, including the internal carotid artery, middle cerebral artery, anterior cerebral artery, or basilar artery. During an MT procedure, a computed tomography (CT) angiogram scan confirms the location and size of the clot, which is then removed mechanically using a catheter threaded through the arteries. Clinical studies show the method can significantly increase a stroke patient's return to independent life and drastically reduce mortality. While MT represents a significant advancement in AIS care, LVO stroke as described above represents only approximately 30% of all AIS, thereby leaving the majority of patients without acute treatment. Moreover, the medical infrastructure required to identify and treat a patient with an LVO is such that this therapy is limited to nations with comprehensive healthcare systems.

The limitations of both tPA/TNK and endovascular thrombectomy treatments leave up to 80% of patients without acute intervention. Therefore, there is a significant unmet need for a widely accessible, off-the-shelf drug with a broad therapeutic window that is safe, effective, and reversible in the event of unwanted bleeding.



Stroke Type
HOURS
0-4.5
4.5-9
9-12
12-24
24-72
~80%1
Small & Medium Vessel Occlusion
tPA
ACTIVASE
ALTEPLASE
DM199
Phase 2/3
(24-hour treatment window)
tPA 'Non-Responders'
FUTURE
~20%1
Large Vessel Occlusion (LVO)
Mechanical Thrombectomy (MT)
Limited to 24 hours in LVO strokes

Sources: 1. Market research conducted by SyneosOne in 2020 and *Journal of Stroke and Cerebrovascular Diseases*, Volume 29, Issue 2, February 2020.
2. American Stroke Association; 3. Fassbender, K., et.al (2013). Streamlining of prehospital stroke management: the golden hour. *The Lancet Neurology*, 12(6), 585-586. doi: 10.1016/S1474-4422(13)70078-5; 4. Kansagra AP, Goyal MS, Hamilton S, Albers GW. Trends in Mechanical Thrombectomy for Acute Ischemic Stroke in the United States: A Nationwide Analysis from 2012 to 2016. *Stroke*. 2019;50(3):570-577. doi:10.1161/STROKEAHA.118.023600; 5. World Stroke Organization Global Fact Sheet 2022

According to the CDC, stroke incidence in the United States and its related effects include:

- Every year in the United States, approximately 800,000 people experience a stroke (ischemic or hemorrhagic). Approximately 600,000 of these are first events and nearly 1 in 4, or 185,000, are recurrent stroke events.
- Approximately one of every 20 deaths in the United States is caused by stroke, which is the fifth leading cause of death. On average, someone in the United States has a stroke every 40 seconds and someone dies from a stroke every 3.2 minutes.
- Stroke is a leading cause of serious long-term disability and reduces mobility in more than half of stroke survivors aged 65 and over.
- Risk of having a first stroke is nearly twice as high for non-Hispanic black adults as for white adults, and non-Hispanic black adults and Pacific Islander adults have the highest rate of death due to stroke.
- Six in 10 people who die from stroke are women.
- Stroke-related costs in the United States came to nearly $56.2 billion between 2019 and 2020, including the cost of health care services, medications and missed days of work.

DM199 – Our Novel Solution for the Treatment of AIS

In response to an ischemic stroke, bradykinin 2 receptors (BK2) are significantly upregulated (increased) in the arteries affected by the stroke, the ischemic penumbra. This phenomenon has been observed in animal stroke models, showing a 36-fold increase on the ipsilateral side and a 10-fold increase on the contralateral side (*PLOS ONE (2018), 13(6), e0198553.* https://doi.org/10.1371/ *journal.pone.0198553*). In these oxygen depleted arteries, the increased BK2 receptors signal the need for BK to bind and restore blood flow to these at-risk arteries in the ischemic penumbra. The treatment with DM199 is intended to increase the availability of BK to bind with the BK2 receptors to improve collateral circulation and increase oxygenation to the ischemic penumbra. In binding with the BK2 receptors expressed on endothelial cells (exposed to internal lumen of the artery), DM199, via production of bradykinin, activates the body's natural physiologic processes and therefore does not need to pass through the blood brain barrier, which is a specialized structure that is difficult for many therapeutic agents to cross.


Ischemia Naturally Induces Upregulation of Bradykinin 2 Receptors (BK2R)
DM199 has potential to enhance BK2R activation & promote focal vasodilation in the penumbra
Brain Artery Under Different Conditions
1
Normal Conditions
ENDOTHELIAL CELL
BK2R plays a critical role in regulating vascular tone and blood pressure under normal conditions.
2
Ischemic Conditions
ENDOTHELIAL CELL
In response to ischemic conditions, the BK2R significantly upregulated in affected tissue; in preclinical stroke study BK2R upregulated 35-fold ipsilaterally[1].
VASODILATION
3
Ischemic Conditions + DM199
ENDOTHELIAL CELL
DM199 may augment bradykinin (BK) levels, increasing activation of the upregulated BK2R in the affected arteries (ischemic penumbra) and improving collateral circulation to increase blood flow and oxygenation to the penumbra.
VASODILATION
BK2R
Native BK
DM199 BK
1. PLOS ONE, June 18, 2018; https://doi.org/10.1371/journal.pone.0198553

As depicted in the graphic below, we believe the mechanism of action for DM199 (rhKLK1) has the potential to preserve “at risk” penumbral brain tissue by facilitating the release of endothelial nitric oxide, prostacyclin and endothelium-derived hyper polarizing factor which may acutely increase cerebral blood flow by selectively vasodilating these penumbral arteries increasing collateral blood flow and restoring oxygen levels preserving/rescuing these cerebral tissues.


DM199: May Improve Collateral Circulation in Acute Ischemic Stroke
Novel mechanism with potential to improve stroke outcomes & reduce risk of stroke recurrence
DM199 does not need to pass the blood-brain barrier to deliver therapeutic benefit.
DM199 facilitates release of endothelial NO, PGI2 and EDHF to preferentially vasodilate arteries in the ischemic penumbra and increase collateral blood flow.
Early stroke
Penumbra
Clot
No DM199 treatment
Large Infarct
Clot
DM199 treatment
Minimize Infarct
Clot
Improve stroke outcomes – save cerebral tissue in the ischemic penumbra, reducing the size and impact of the stroke
Reduce risk of stroke recurrence – improved collateral blood flow reduces the risk of arterial re-occlusion (stroke)

In January 2019, we published a paper titled “Human Tissue Kallikrein in the Treatment of Acute Ischemic Stroke” in a peer reviewed journal (*Therapeutic Advances in Neurological Disorders (2019), 12:1-15, .https://doi.org/10.1177/1756286418821918*). The paper reviews the scientific literature covering the biochemical role of KLK1 and presents the mechanistic rationale for using KLK1 as an additional pharmacological treatment for AIS. In addition to the biochemical mechanism of KLK1, the review highlights supporting results from human genetics and preclinical animal models of brain ischemia. It also reviews published clinical results for treatment of AIS by a form of KLK1 that is isolated from human urine. This form has been approved for post-stroke treatment of AIS in China and data has been published from clinical trials involving over 4,000 patients. The paper offers a series of testable therapeutic hypotheses for demonstrating the long-term beneficial effect of KLK1 treatment in AIS patients and the reasons for this action.

We are developing DM199 to treat AIS patients with a therapeutic window of up to 24 hours after the first sign of symptoms, well beyond the current window of 3 hours for tPA/TNK (on-label) and up to 4.5 hours as recommended by the American Heart Association (AHA)/American Stroke Association (ASA) practice guidelines, thereby filling a large unmet need for those patients who cannot receive tPA/TNK under the currently available treatment window. This important attribute of an extended therapeutic window could potentially make DM199 therapy available to the millions of patients worldwide who currently have limited treatment options.

Use of Urine-derived KLK1 for the Treatment of AIS in China

In China, Kailikang is approved and marketed by Techpool Bio-Pharma Inc., a company controlled by Shanghai Pharmaceuticals Holding Co. Ltd. Kailikang has been approved for the treatment of AIS in China. We believe the initial treatment window is up to 48 hours after stroke symptom onset. Based on data from IQVIA real world and health data, other publications and our own internal analysis, we estimate that over 600,000 stroke patients in China were treated in 2022 with Kailikang. More than 50 published clinical studies, covering over 4,000 stroke patients, have demonstrated a beneficial effect of Kailikang treatment in AIS, including improvements in standard stroke scores, increased blood flow, and reduced infarct size/ischemia in the brain. In a double-blinded, placebo-controlled trial of 446 participants treated with either Kailikang or a placebo with initial treatment administered up to 48 hours after symptom onset showed significantly better scores on the European Stroke Scale and Activities of Daily Living at three weeks post-treatment and after three months using the Barthel Index, (*China Journal of Neurology (2007), 40:306–310*).

Additionally, a comprehensive meta-analysis covering 24 clinical studies involving 2,433 patients concluded that human urinary KLK1 appears to ameliorate neurological deficits for patients with AIS and improves long-term outcomes, though a few treated patients suffered from transient hypotension (*Journal of Evidence-Based Medicine (2012) 5:31-39,* https://doi.org/10.1111/j.1756-5391.2012.01167.x*)*

Furthermore, in a retrospective study covering 300 consecutive AIS subjects treated with human urinary KLK1, there was an observed 6.5% absolute reduction (p=0.009) in recurrent strokes (39% relative reduction) within one year (*Brain and Behavior (2018),* https://onlinelibrary.wiley.com/doi/pdf/10.1002/brb3.1033).

Our Competition and Current Treatments for Preeclampsia and Acute Ischemic Stroke

The biopharmaceutical industry is highly competitive and characterized by rapidly advancing technologies that focus on rapid development of proprietary drugs. We believe that our DM199 product candidate, development capabilities, experience and scientific knowledge provide us with certain competitive advantages. However, we face significant potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other research institutions. Any product candidates that we successfully develop and commercialize will compete with any then-existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do, and greater experience in obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for competitive products and achieving widespread market acceptance. Our competitors' treatments may be more effectively marketed and sold than any products we may commercialize, thus limiting our market share and resulting in a longer period before we can recover the expenses of developing and commercializing our DM199 product candidate.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These activities may lead to consolidated efforts that allow for more rapid development of competitive product candidates.

We also compete for staff, development and clinical resources. These competitors may adversely impact our ability to: recruit or retain qualified clinical, scientific and management personnel; engage specific advisors or clinical research organizations due to conflicts of interest or their capacity constraints; and may also delay recruitment of clinical study sites and study volunteers, any of which may impede progress in our development programs.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, price and the availability of reimbursement from government or other third-party payers. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are viewed as safer, more effective or less expensive than any products that we may develop.

Preeclampsia

There are currently no FDA-approved treatments for preeclampsia and only a limited number of therapeutics in development. Metformin, an established treatment for type 2 diabetes that improves insulin sensitivity and lowers glucose levels, is being studied in late-stage clinical trials in South Africa and Sweden but not in the United States. CBP-4888, a short interfering RNA (siRNA) targeting sFlt-1, is being developed by Comanche Biopharma. It has completed healthy volunteer studies and is expected to be studied in the treatment of pregnant patients with preeclampsia in the future.

Acute Ischemic Stroke

Currently, there are two approved pharmaceutical treatments for AIS in the United States. Both treatments are thrombolytic (clot-busting) agents: tissue plasminogen activator (tPA, alteplase, Activase), and tenecteplase (TNK, TNKase), and their labeled therapeutic window is limited to 3-hours after onset of AIS (up to 4.5 hours per AHA/ASA guidelines). There are, however, a number of companies that are actively pursuing a variety of approaches to develop pharmaceutical products for the treatment of AIS including, among others:

- BB-031 (Basking Biosciences)
- TS23 (Translational Sciences)
- Solvateltide (Pharmazz)
- Edaravone/dexborneol (Sanbexin®, Simcere Pharmaceutical Group)
- LT3001 (Lumosa Therapeutics)
- Asundexian (Bayer)
- Milvexian (Janssen/BMS)

There is a large unmet therapeutic need for AIS treatments that can be administered beyond the 4.5-hour time window of tPA/TNK. With this large unmet therapeutic need, there is significant competition to develop new therapeutic options. Currently, the most advanced treatment for AIS uses a medical device for the mechanical removal of blood clots in the large arteries supplying blood to the brain through sophisticated catheter-based approaches, referred to as mechanical thrombectomy. According to published research, use of mechanical thrombectomy is growing and the window of time after a stroke where the procedure can be used is widening. New therapeutic options in development include tissue protection focused therapies (deliverable from hours to days after the stroke) that are intended to preserve and protect brain cells beyond the tPA/TNK therapeutic window. The goal is to provide treatment options for the vast majority of AIS patients who do not receive hospital care early enough to qualify for tPA/TNK therapy. We believe there is a very significant market opportunity for a drug that has a therapeutic window beyond that of tPA/TNK and is able to obtain regulatory approval.

DM199 Clinical Trials

Preeclampsia Phase 2 Investigator-Sponsored Trial

Our clinical development program in PE currently centers around an investigator-sponsored safety, tolerability and pharmacodynamic, proof-of-concept Phase 2 study in PE patients. This Phase 2 study consists of three studies in PE (Part 1a, dose-escalation; Part 1b, dose-expansion; and Part 2, expectant management) and a fourth study in fetal growth restriction (FGR, Part 3, expectant management). Part 1a topline study results are intended to identify a suitable dose for Parts 1b, 2, and 3. Up to approximately 100 women with PE and potentially an additional 30 subjects with fetal growth restriction may be evaluated. The first subject in Part 1a was enrolled in the fourth quarter of 2024 and interim results from Part 1a of the study were released in July 2025. An extension cohort of approximately 10 subjects is currently being enrolled at the expected therapeutic dose levels.

The interim results (N=28 subjects) announced in July 2025 demonstrate that DM199 appears safe and well-tolerated with clinically-relevant pharmacodynamic activity with no evidence of placental transfer. Additionally, subjects exhibited rapid, statistically significant reductions in blood pressure with duration of effect that was sustained up to 24 hours post-infusion compared to pre-treatment baseline specifically:

Blood Pressure Reduction

The study revealed a dose-dependent reduction in both systolic blood pressure (SBP) and diastolic blood pressure (DBP):

- Cohort 9 (n=3; highest dose) achieved the most substantial mean reductions at 5 minutes post-infusion:
  - SBP reductions: -35 mmHg ($p<0.05$)
  - DBP reductions: -15 mmHg ($p<0.05$)

- Pooled cohorts 6–9 (n=12), the potentially therapeutic dose range, exhibited statistically significant mean blood pressure reductions at 5 minutes, 30 minutes, and 24 hours post-infusion, showing a durable response over time:
  - SBP reductions: -25mmHg ($p=0.0003$), -15mmHg ($p=0.0018$) and -20 mmHg ($p=0.0031$)
  - DBP reductions: -13mmHg ($p=0.0007$), -13mmHg ($p=0.0002$) and -10 mmHg ($p=0.0294$)

Safety

DM199 demonstrated no placental transfer and no serious treatment emergent adverse events (TEAEs) were reported across all cohorts. TEAEs events were mild and limited to nausea (n=4, 14%), headache (n=3, 11%) and flushing (n=1, 4%). Additionally, there were no discontinuations of treatment and no inductions of early labor.

Dilation of Uterine Arteries

DM199 also produced a statistically significant reduction in pulsatility index (PI) measures, with a 13.2% (p=0.0003) mean reduction in blood flow resistance at the 2-hour mark, indicating a reduction in uterine artery resistance which suggests an improvement in uterine artery blood flow and placental perfusion. Improved perfusion may reduce placental hypoxia, supporting fetal growth and potential disease modification. The uterine artery pulsatility index is a doppler ultrasound measurement that reflects blood flow resistance in the uterine arteries.

Patient Demographics and Dosing:

- Participants were an average of 32.5 years old, had a mean gestation of 37 weeks at enrollment, and had a mean SBP of 165 mmHg and mean DBP of 102 mmHg at baseline.

- Following enrollment and baseline measurements, participants received DM199 IV infusion, followed by SBP and DBP measurements at 5 and 30 minutes post-IV. For cohorts 2 through 9, at 1 hour post-IV, participants received subcutaneous injection of DM199. SBP and DBP were measured again at/through 24 hours post-IV.

- Approximately 80% of deliveries occurred within 24 hours following enrollment, with a total of 9 vaginal deliveries and 16 cesarean sections.

Based in part upon these interim results, we believe DM199 has the potential to lower blood pressure, enhance endothelial health and improve perfusion to maternal organs and the placenta.

AIS Phase 2/3 ReMEDy2 Trial

We are currently conducting our ReMEDy2 clinical trial (NCT05065216) of DM199 for the treatment of AIS. Our ReMEDy2 clinical trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial intended to enroll approximately 300 participants at up to 100 sites globally. The adaptive design component includes an interim analysis by our independent data safety monitoring board after the first 200 participants have completed the trial. Based on the results of the interim analysis, the study may be stopped for futility, or the final sample size will be determined, ranging between 300 and 728 patients, according to a pre-determined statistical plan. Patients enrolled in the trial will be treated with either DM199 or placebo within 24 hours of the onset of AIS symptoms. The trial excludes patients who received mechanical thrombectomy or participants with large vessel occlusions in the intracranial carotid artery or the M1 segment for the middle cerebral, vertebral or basilary arteries or those that are otherwise eligible for MT. In 2024, the protocol was amended to allow patients treated with tPA or TNK (thrombolytic agents), intended to dissolve blood clots, to be eligible for participation if they continue to experience a persistent neurological deficit after receiving thrombolytic treatment and meet all other trial criteria, including repeat brain imaging to assess any hemorrhagic (bleeding) transformation. The study population is representative of the approximately 80% of AIS patients who do not have treatment options today, primarily due to the limitations on treatment with tPA/TNK and/or MT. We believe that the ReMEDy2 trial has the potential to serve as a pivotal registration study of DM199 in this patient population.

The primary endpoint of the ReMEDy2 trial is physical recovery from stroke as measured by the well-established modified Rankin Scale at day 90. The mRS is a commonly used scale for measuring the degree of disability or dependence in the daily activities of people who have suffered a stroke. Secondary endpoints for the trial will evaluate, among other things, mRS shift (which shows the treatment effect on participants across the full spectrum of stroke severity), participant deaths, the National Institute of Health Stroke Score (NIHSS), Barthel Index (BI) stroke scales, and stroke recurrence. Recurrent strokes represent 25% of all ischemic strokes, often occurring in the first few weeks after an initial stroke and are typically more disabling, costly and fatal than initial strokes.

As previously disclosed, we have experienced and continue to experience slower than expected site activations and enrollment in our ReMEDy2 trial. We believe these conditions may be due to hospital and medical facility staffing shortages; inclusion/exclusion criteria in the study protocol; concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility; concerns regarding the prior clinically significant hypotension events and circumstances surrounding the previous clinical hold; use of artificial intelligence and telemedicine which have enabled smaller hospitals to retain AIS patients not eligible for mechanical thrombectomy instead of sending these patients to the larger stroke centers which are more likely to be sites in our trial; and competition for research staff and trial subjects due to other pending stroke and neurological trials. We continue to reach out to current and potential study sites to understand the specific issues at each study site. In an effort to mitigate the impact of these factors, we significantly expanded our internal clinical team and have brought in-house certain trial activities, including site identification, qualification and activation, clinical site monitoring, supporting vendor management and overall program management. We are currently conducting the trial in the United States and in the countries of Canada, Georgia and the United Kingdom. We recently received regulatory approval from the European Medicines Agency and are initiating study sites in six European countries. We continue to work closely with our contract research organizations and other supporting vendors to develop procedures to support both U.S. and global study sites and potential participants as needed. We intend to continue to monitor the results of these efforts and, if necessary, implement additional actions to enhance site activations and enrollment in our ReMEDy2 trial; however, no assurances can be provided as to the success of these actions and if or when these issues will resolve. Failure to resolve these issues may result in further delays in our ReMEDy2 trial and increase the difficulty in forecasting enrollment.

In September 2021, the FDA granted Fast Track designation to DM199 for the treatment of AIS. The FDA may grant Fast Track designation to a drug that is intended to treat a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need. The FDA provides opportunities for frequent interactions with the review team for a Fast Track product, including end-of-Phase 2 meetings with the FDA to discuss study design, extent of safety data required to support approval, dose-response concerns, and use of biomarkers. A Fast Track product may also be eligible for rolling review, where the FDA reviews portions of a marketing application before the sponsor submits the complete application.

Phase 1C Open Label Safety Trial

Concurrently with performing the requested in-use study to lift the prior clinical hold, we also conducted a Phase 1C open label, single ascending dose (SAD) study of DM199 administered with the PVC IV bags used in the ReMEDy2 trial. The purpose of the study was to confirm, with human data, the DM199 blood concentration levels achieved with the IV dose and further evaluate safety and tolerability. This study was conducted in Australia. The third cohort, which received the 0.50 μg/kg dose level used in the ReMEDy2 trial, was dosed in April 2023 with no significant adverse events related to DM199. The pharmacokinetic data, including the DM199 blood concentration levels, for all cohorts was included as supplemental information in our clinical hold response to the FDA. In investigating the cause of the unexpected instances of hypotension, we noted that all three participants were receiving ACEi therapy at the time of their enrollment. Given this, we also completed an additional, fourth cohort of hypertensive patients (Part B) being treated with ACEi prior to enrolling. All ACEi patients received the full IV dose at the 0.5 μg/kg level with no instances of hypotension. We believe that these results provide further assurance to investigators in our ReMEDy2 trial that ACEi patients may be safely included in the ReMEDy2 trial.

AIS Phase 2 ReMEDy1 Trial

In May 2020, we announced top-line data from our Phase 2 ReMEDy1 trial assessing the safety, tolerability and markers of therapeutic efficacy of DM199 in patients suffering from AIS. We initiated treatment in this trial in February 2018 and completed enrollment in October 2019 with 92 participants. The study drug (DM199 or placebo) was administered as an IV infusion within 24 hours of stroke symptom onset, followed by subcutaneous injections later that day and once every 3 days for 21 days. The trial was designed to measure safety and tolerability along with multiple tests designed to investigate DM199's therapeutic potential including plasma-based biomarkers and standard functional stroke measures assessed at 90 days post-stroke. Standard functional stroke measurements include the Modified Rankin Scale, National Institutes of Health Stroke Scale and the Barthel Index. The trial met primary safety and tolerability endpoints and was generally safe and well tolerated. In addition, there was a demonstrated therapeutic effect on the rate of severe stroke recurrence inclusive of all participants and there was also a demonstrated therapeutic effect on the physical recoveries of participants that received tPA prior to enrollment but not in participants receiving mechanical thrombectomy prior to enrollment.

Prior to enrollment, 46 of the 91 evaluable participants received mechanical thrombectomy intervention, a catheter-based treatment intended to physically remove clots and potentially available for patients who have a large vessel occlusion and can be treated within 6 to 24 hours of the onset of stroke symptoms. While approximately 20% of AIS patients are believed to be eligible for a mechanical thrombectomy, currently only about 5% to 10% receive the treatment due to elapsed time post-stroke or unavailability of the therapy at the hospital where the patient presents. DM199 is intended to treat the approximately 80% of AIS patients who are not eligible for either mechanical thrombectomy or tPA. Treatment for these patients is limited to supportive care. Due to the large volume of participants receiving mechanical thrombectomy prior to enrollment in the ReMEDy1 trial, and a disproportionate distribution of these participants between the active treatment and placebo groups, DM199 did not produce a therapeutic effect on physical recoveries in the overall trial analysis.

When participants treated with mechanical thrombectomy are excluded from the ReMEDy1 trial data set, which represents the group of participants most closely aligned with the target treatment population for DM199 in the ReMEDy2 trial, a positive therapeutic effect on participant physical recoveries was observed. As shown in the table below, when evaluating the participants treated with DM199 (n=25) vs. supportive care and/or tPA (n=21), the results showed that 36% of participants receiving DM199 progressed to a full or nearly full recovery at 90 days (NIHSS: 0-1), compared to 14% of participants in the placebo group. This represents a 22% absolute increase in the proportion of participants achieving a full or nearly full recovery. Additionally, subject deaths decreased from 24% in the placebo group to 12% in the active therapy group, a 50% relative reduction. Note that the number of subjects in these subsets were insufficient for statistical significance.

DM199 vs. Supportive Care and/or tPA

	NIHSS Outcomes at 90 Days			
	0-1	2-8	≥9	Death
Placebo (n=21)	14%	57%	5%	24%
DM199 (n=25)	36%	36%	16%	12%

In addition, in the evaluable participants (n=91), a significant reduction in the number of participants with recurrent ischemic stroke was noted in the active treatment group: 0 (0%) participants treated with DM199 vs. 6 (13%) on placebo (p=0.012), with 4 of the 6 resulting in participant death.

We believe these findings from our Phase 2 ReMEDy1 trial, which are consistent with the use of Kailikang in China, provide a signal that recombinant human KLK1 appears safe and may have promise as a new treatment for physicians who have limited options for the treatment of patients following an AIS.

CKD Phase 2 REDUX Trial

Our REDUX trial (NCT04123613) was a multi-center, open-label investigation of participants with mild or moderate chronic kidney disease (Stage II or III) and albuminuria. The trial was conducted in the United States and included three cohorts: non-diabetic, hypertensive African Americans (AA) (n=24); IgA Nephropathy (IgAN) (n=25); and Type 2 diabetics with CKD, hypertension and albuminuria (n=35). The trial evaluated two dose levels of DM199 within each cohort. Study participants received DM199 by subcutaneous (SC) injection twice weekly for 95 days. The primary study endpoints, evaluated after three months of treatment, included safety, tolerability, blood pressure, albuminuria and kidney function, which are evaluated by changes from baseline in estimated glomerular filtration rate, albuminuria, as measured by the urinary albumin to creatinine ratio, and blood pressure in hypertensive participants.

DM199 was generally safe and well tolerated across all cohorts. Adverse events (AEs) were generally mild to moderate in severity, with the most common being local injection site irritation, and all resolved without medical intervention.

DM199 Safety Summary

Intravenously/subcutaneously administered DM199, in doses ranging from 0.025 µg/kg to 50.0 µg/kg, has been administered to over 250 subjects across 5 completed clinical studies and has been shown to be generally safe and well tolerated. The most frequently reported treatment-emergent adverse events in our Phase 2 ReMEDy1 AIS trial were constipation, oral candidiasis and nausea. These events were predominately mild to moderate in severity. A less common but important adverse event has been clinically significant, transient, hypotension (low blood pressure) during IV infusion of DM199 that was observed in a number of subjects. These hypotensive episodes were rapidly reversed upon cessation of the IV infusion with complete recovery; hypotensive episodes have not been observed with subcutaneous administration of DM199.

Potential DM199 Commercial Advantages

Several researchers have studied the structural and functional properties of KLK1. This deep body of knowledge has revealed the potential clinical benefits of KLK1 treatments. Today, forms of KLK1 derived from human urine and the pancreas of pigs are approved and sold in Japan, China and South Korea to treat AIS, retinopathy, hypertension and related diseases. We are not aware of any recombinant version of KLK1 with regulatory approval for human use in any country, nor any recombinant version in development other than our drug candidate DM199. We believe at least five companies have attempted, unsuccessfully, to create a recombinant version of KLK1.

The growing understanding of the role of KLK1 in human health and its use in Asia as an approved therapeutic highlight two important potential commercial advantages for DM199:

- **KLK1 treatment is sold in Japan, China and South Korea**. Research has shown that patients with low levels of KLK1 are associated with a variety of diseases related to vascular dysfunction, such as AIS, retinopathy and hypertension. In randomized, controlled clinical trials, human urine and porcine-derived KLK1 has demonstrated statistically significant clinical benefits in treating a variety of patients with KLK1 compared to placebo. These efficacy results are further substantiated by established markets in Japan, China and South Korea for pharmaceutical sales of KLK1 derived from human urine and the pancreas of pigs. We estimate that millions of patients have been treated with these forms of KLK1 in Asia. Altogether, we believe this supports a strong market opportunity for a recombinant version of KLK1 such as DM199.

- **KLK1 treatment has had limited side effects and has been well tolerated in studies to date**. KLK1 is naturally produced by the human body; and, therefore, the body's own control mechanisms act to limit potential side effects. The side effect observed to limit participant tolerability in our clinical trials was orthostatic hypotension, or a sudden drop in blood pressure, which has been primarily seen at doses 10 to 20 times higher than our anticipated therapeutic dose levels. Most recently, clinically significant, transient hypotension (low blood pressure) occurring shortly after initiation of the IV dose of DM199 was experienced by three participants in our ReMEDy2 trial which were the cause of us pausing participant enrollment and the FDA placing a clinical hold on the IND for our ReMEDy2 trial. The blood pressure levels of the three participants recovered back to their baseline blood pressure within minutes after the IV infusion was stopped and the participants suffered no injuries. We believe that these events were caused by our switching away from the type of IV bag used in the prior ReMEDy1 trial, where no hypotensive episodes were reported, which resulted in an unintended, elevated dose of DM199 being delivered in the ReMEDy2 trial. We believe that by reducing the dose rate for the IV infusion to a level that matches the effective dose rate in the ReMEDy1 trial, we can manage and/or eliminate the clinically significant hypotensive events.

Moreover, we understand that routine clinical use of KLK1 treatment in Asia has been well-tolerated by patients for several decades. In 2017, we completed a clinical trial comparing the pharmacokinetic profile of DM199 to the human urinary form of KLK1 (Kailikang), which showed DM199, when administered in IV form, had a similar pharmacokinetic profile. Further, when DM199 was administered subcutaneously, DM199 demonstrated a longer acting pharmacokinetic profile, superior to the IV administered Kailikang and DM199.

In addition, we believe that there are also significant formulation, manufacturing, regulatory, and other advantages for recombinant human KLK1 drug candidate DM199:

- **Potency and Impurity Considerations.** KLK1 produced from human urine or the pancreas of pigs presents risks related to preventing impurities, endotoxins and chemical byproducts due to the inherent variability of the isolation and purification process. We believe that this creates the risk of inconsistencies in potency and impurities from one production run to the next. However, we expect to produce a consistent formulation of KLK1 that is free of endotoxins and other impurities.

- **Cost and Scalability.** Large quantities of human urine or pig pancreas must be obtained to derive a small amount of KLK1. This creates potential procurement, cost and logistical challenges to source the necessary raw material, particularly for human urine sourced KLK1. Once sourced, the raw material is processed using chemicals and costly capital equipment and produces a significant amount of byproduct waste. Our novel recombinant manufacturing process utilizes widely available raw materials and can be readily scaled for commercial production. Accordingly, we believe our manufacturing process will have significant cost and scalability advantages.

- **Regulatory.** We are not aware of any attempts by manufacturers of the urine or porcine based KLK1 products to pursue regulatory approvals in the United States. We believe that this is related to challenges presented by using inconsistent and potentially hazardous biomaterials, such as human urine and the pancreas of pigs, and their resulting ability to produce a consistent drug product. Our novel recombinant manufacturing process utilizes widely available raw materials which we believe provides a significant regulatory advantage, particularly in regions such as the United States, Europe and Canada, where safety standards are high. In addition, we believe that DM199 could qualify for 12 years of data exclusivity in the United States under the Biologics Price Competition and Innovation Act of 2009 (BPCIA).

From a strategic perspective, we continue to believe that strategic alternatives with respect to our DM199 product candidate, including licenses and business collaborations, with other regional and global pharmaceutical and biotechnology companies can be important in advancing the clinical development of DM199. Therefore, as a matter of course and from time to time, we engage in discussions with third parties regarding these matters.

Regulatory Approval

Securing regulatory approval for the manufacture and sale of human therapeutic products in the United States, Europe, Canada and other commercial territories is a long and costly process that is controlled by each territory's national regulatory agency. The national regulatory agency in the United States is the FDA, in Europe it is the European Medicines Agency (EMA), and in Canada it is Health Canada. Other national regulatory agencies have similar regulatory approval requirements, but each national regulatory agency has its own approval processes. Approval in the United States, Europe or Canada does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining regulatory approval to market a therapeutic product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, governmental review, and approval of a submission containing preclinical and clinical data establishing the safety and efficacy of the product for each use sought, as well as approval of manufacturing facilities, including adherence to good manufacturing practices (GMP) during production and storage, and control of marketing activities, including labeling and advertising.

None of our product candidates have been completely developed or tested; and, therefore, we are not yet in a position to seek regulatory approval in any territory to market any of our product candidates.

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our current or future product candidates, are subject to extensive regulation by governmental authorities in the United States and other countries. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process, or after approval may subject us to a variety of administrative or judicial proceedings, penalties or sanctions, including refusal by the applicable regulatory authority to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

U.S. Approval Process

In the United States, the FDA is responsible for the review and approval of therapeutic products. The FDA's mission is to ensure that all therapeutic products on the market are safe and effective. The FDA's approval process examines and thoroughly reviews potential new therapeutic products and only those that meet the applicable standard for approval or licensure, are approved.

DM199 is subject to regulatory approval by FDA in the United States because it is a therapeutic product intended for use in humans. The regulatory approval process for DM199 is likely a Biological License Application (BLA) under the Public Health Service Act because DM199 is a recombinant form of the human tissue KLK1 protein. Biological products, like drugs, are used for the treatment, prevention or cure of disease in humans. In contrast to drugs, which are generally chemically-synthesized, biological products are generally derived from living material and include most protein products intended for therapeutic use. Biological products are considered a subset of drugs and, therefore, also regulated under the Food, Drug & Cosmetic Act (FDCA), like drugs. However, the regulatory approval process for a drug is based on a new drug application (NDA) per the drug approval provisions of the FDCA; whereas, the regulatory approval process for a biologic is based on the biological license application (BLA) under the Public Health Service Act.

In addition to regulatory approval, the FDCA and corresponding regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

A generic description of the different stages in the biologic license application and drug approval process in the United States follows.

Stage 1: Preclinical Research. After an experimental product is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal and/or bench studies are conducted to determine if there are any harmful effects of the product and to help understand how the product works. Information from these experiments is submitted to the FDA as part of an IND. The FDA reviews the information in the IND and decides if the product is safe to study in humans.

Stage 2: Clinical Research. The experimental product is next studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental product is administered to patients to test its safety and to determine the effectiveness of an experimental product. The four general phases of clinical research are described below.

- *Phase 1 Clinical Studies*. Phase 1 clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the product is intended to treat are not tested at this stage. Ultimately, Phase 1 studies demonstrate how an experimental product affects the body of a healthy individual. Phase 1 consists of a series of small studies consisting of tens of volunteers. Tests are done on each volunteer throughout the study to see how the person's body processes, responds to, and is affected by the product. Low doses and high doses of the product are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase 1. This information will determine whether the product proceeds to Phase 2.

- *Phase 2 Clinical Studies*. Phase 2 clinical studies are conducted in order to determine how an experimental product affects people who have the disease to be treated. Phase 2 usually consists of a limited number of studies that help determine the product's short-term safety, side effects, and general effectiveness. The studies in Phase 2 often are controlled investigations involving comparison between the experimental product and a placebo, or between the experimental product and an existing product. Information gathered in Phase 2 studies will determine whether the product proceeds to Phase 3.

- *Phase 3 Clinical Studies*. Phase 3 clinical studies are expanded controlled and uncontrolled trials that are used to more fully investigate the safety and effectiveness of the product. These trials differ from Phase 2 trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually double blinded, placebo controlled and of longer duration. As well, Phase 3 studies can include patients who have more than one illness and are taking medications in addition to the experimental product used in the study. Therefore, the patients in Phase 3 studies more closely reflect the general population. The information from Phase 3 forms the basis for most of the product's initial labeling, which will guide physicians on how to use the product.

- *Phase 4 Post-Approval Clinical Studies*. Phase 4 clinical studies are conducted after a product is approved. Phase 4 studies may be required by the FDA or conducted by companies to more fully understand how their product compares to other products. FDA-required Phase 4 studies often investigate the product in specific types of patients that may not have been included in the Phase 3 studies and can involve very large numbers of patients to further assess the product's safety.

Stage 3: FDA Review for Approval. Following the completion of Phase 3 clinical studies, the company prepares an electronic common technical document reporting all clinical, nonclinical and chemistry, manufacturing and control studies conducted on the product that is transmitted to the FDA as a Biologics License Application. The FDA reviews the information in the BLA to determine if the product is safe and effective for its intended use. For novel products or those raising significant questions, the FDA may convene an advisory panel meeting regarding the product to allow the FDA to gain feedback from experts. If the FDA determines that the product is safe and effective, the product may be approved and/or subject to additional labeling revisions or post-marketing requirements as a condition of approval.

Stage 4: Marketing. After the FDA has approved the experimental product, the company can make the product available to physicians and their patients. A company also may continue to conduct research to discover new uses for the product. Each time a new use for a product is discovered, the product once again is subject to the applicable FDA approval process before it can be marketed for that purpose.

All FDA approved therapeutic products are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA guidance documents, and promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, promoting products for uses or in patient populations that are not described in the pharmaceutical product's approved labeling (known as "off-label use"), industry-sponsored scientific and educational activities and promotional activities involving the internet or social media. Failure to comply with FDA requirements is likely to have negative consequences, including adverse publicity, warning or enforcement letters from the FDA, mandated corrective advertising or communications with doctors, product seizures or recalls and state or federal civil or criminal prosecution, injunctions and penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

DM199 may qualify for 4 years of data exclusivity and 12 years of market exclusivity under the BPCIA. This means that FDA cannot accept any biosimilar applications based on data from a reference product for a period of four years from the date the reference product was first licensed. Additionally, under the BPCIA, a BLA may provide for 12 years of market exclusivity for a newly approved biologic product. This means FDA cannot approve any biosimilar applications for a period of 12 years from the date the reference product was first licensed. However, the BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing reference product. The new law is complex and is only beginning to be interpreted and implemented by the FDA.

European Approval Process

The EMA is roughly parallel to the FDA in terms of the drug approval process and the strict requirements for approval. The EMA was set up in 1995 in an attempt to harmonize, but not replace, the work of existing national medicine regulatory bodies in individual European countries. As with the FDA, the EMA drug review and approval process follows similar stages from preclinical testing through clinical testing in Phase 1, 2, and 3. There are some differences between the FDA and EMA review process, specifically the review process in individual European countries. Such differences may allow certain drug products to be tested in patients at an earlier stage of development.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services and other divisions of the U.S. government, including, the Department of Health and Human Services, the Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, if a drug product is reimbursed by Medicare, Medicaid, or other federal or state healthcare programs, a company, including its sales, marketing and scientific/educational grant programs, must comply with the FDCA as it relates to advertising and promotion of drugs, the federal False Claims Act, as amended, the federal Anti-Kickback Statute, as amended, the Physician Payments Sunshine Act, the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), and similar state laws. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 (OBRA), and the Medicare Prescription Drug Improvement and Modernization Act of 2003. Among other things, OBRA requires drug manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for our future products being lower than the prices we might otherwise obtain. Additionally, the ACA substantially changes the way healthcare is financed by both governmental and private insurers. There may continue to be additional proposals relating to the reform of the U.S. healthcare system, in the future, some of which could further limit coverage and reimbursement of drug products. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements may apply.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third-party payers, including government health administrative authorities, managed care providers, private health insurers and other organizations. In the United States, private health insurers and other third-party payers often provide reimbursement for products and services based on the level at which the government (through the Medicare and/or Medicaid programs) provides reimbursement for such treatments. Third-party payers are increasingly examining the medical necessity and cost-effectiveness of medical products and services in addition to their safety and efficacy; and, accordingly, significant uncertainty exists regarding the coverage and reimbursement status of newly approved therapeutics. In particular, in the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general. As a result, coverage and adequate third-party reimbursement may not be available for our products to enable us to realize an appropriate return on our investment in research and product development.

The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payers' drug formularies or lists of medications for which third-party payers provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payers may refuse to include a particular branded drug in their formularies or may otherwise restrict patient access to a branded drug when a less costly generic equivalent or another alternative is available. In addition, because each third-party payer individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We would be required to provide scientific and clinical support for the use of any product candidate to each third-party payer separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies to demonstrate the cost-effectiveness of our product candidates. This process could delay the market acceptance of any of our product candidates for which we may receive approval and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. If we are unable to obtain coverage and adequate payment levels for our product candidates from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition, and future success.

Research and Development

We have devoted substantially all of our efforts to research and development (R&D), which therefore has comprised the largest component of our operating costs. Our primary focus has been our lead product candidate, DM199, which is currently in clinical development for the treatment of PE, FGR and AIS.

We expect our R&D expenses will continue to increase in the future as we continue the development and clinical study of our initial product candidate, DM199, in PE, FGR and AIS and seek to pursue other indications or expand our product candidate portfolio. The process of conducting the necessary development and clinical research to obtain regulatory approval is costly and time-consuming; and we consider the active management and development of our clinical pipeline to be integral to our long-term success. The actual probability of success for each product candidate, clinical indication and preclinical program may be affected by a variety of factors including, among other things, the safety and efficacy data for each product candidate, amounts invested in their respective programs, competition and competitive developments, manufacturing capability and commercial viability.

R&D expenses include:

- expenses incurred with third-party service providers, such as contract research organizations, clinical data management services and other study support services;
- expenses incurred under agreements with clinical trial sites that conduct research activities on our behalf;
- laboratory and vendor expenses related to the execution of clinical trials and non-clinical studies;
- the cost of acquiring, developing, manufacturing, and distributing clinical trial materials;
- employee and consultant-related expenses, which include salaries, benefits, consulting fees, travel and share-based compensation; and
- facilities and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supply costs.

R&D costs are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We expect that it will be at least three to four years, if ever, before we have any product candidates ready for commercialization.

Manufacturing

We do not own or operate manufacturing facilities for the production of DM199, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We rely on Catalent Pharma Solutions, LLC (Catalent), a contract development and manufacturing organization (CDMO) with proven GMP experience in the manufacturing of recombinant proteins for clinical trials, for procuring all of our required raw materials and producing active pharmaceutical ingredient for our clinical trials. We have licensed certain gene expression technology from and we contract with Catalent for the manufacture of DM199 drug substance. We currently employ internal resources and third-party consultants to manage our manufacturing relationship with Catalent.

Sales and Marketing

We have not yet defined our sales, marketing or product distribution strategy for our initial product candidate, DM199, or any future product candidates. We currently expect to partner with a large pharmaceutical company for sales execution. However, our future commercial strategy may include the use of distributors, a contract sales force or the establishment of our own commercial and specialty sales force, as well as similar strategies for regions and territories outside the United States.

Intellectual Property

We view patents and other means of intellectual property protection, including trade secrets, as an important component of our core business. We focus on translating our innovations into intellectual property protecting our proprietary technology from infringement by competitors. To that end, patents are reviewed frequently and continue to be sought in relation to those components or concepts of our preclinical and clinical products to provide protection. Our strategy, where possible, is to file patent applications to protect our product candidates, as well as methods of manufacturing, administering and using a product candidate. Prior art searches of both patent and scientific databases are performed to evaluate novelty, inventiveness and freedom-to-operate. We require all employees, consultants and parties to a collaborative research agreement to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration with us. These agreements require that all confidential information developed or made known during the course of the engagement with us is to be kept confidential. We also maintain agreements with our scientific staff and all parties contracted in a scientific capacity affirming that all inventions resulting from work performed for us, using our property or relating to our business and conceived or completed during the period covered by the agreement are the exclusive property of DiaMedica.

Our DM199 patent portfolio includes five granted U.S. patents, a granted European patent, a granted Canadian patent, a granted Australian patent and pending applications in Australia, Canada, China, Europe, India, Japan, South Korea, Hong Kong and the United States. Granted or pending claims offer various forms of protection for DM199, including claims to compositions of matter, pharmaceutical compositions, specific formulations and dosing levels and methods for treating a variety of diseases, including stroke, chronic kidney disease and related disorders. These U.S. patents and applications, and their foreign equivalents, are described in more detail below.

Issued patents held by us cover the DM199 composition of matter based on an optimized combination of closely related isoforms that differ in the extent of glycosylation (process by which sugars are chemically attached to proteins). Issued claims in this patent family cover the most pharmacologically active variants of DM199 and methods of using the same for treating ischemic conditions. These patents are due to expire in 2033. A second patent family includes an issued U.S. patent with claims directed to methods of treating subjects by administering a SC formulation of DM199 or related recombinant kallikrein-1 (KLK1) polypeptides and is predicted to expire in 2033. An additional patent application family is directed to a range of dose levels and dosing regimens of DM199 that are potentially useful for treating a wide range of diseases including, among others, pulmonary arterial hypertension, cardiac ischemia, chronic kidney disease, diabetes, stroke and vascular dementia, which if granted, are predicted to expire in 2038. This family has an issued U.S. patent directed to a range of dose levels for treating ischemic conditions and is predicted to expire in 2039 because of patent term adjustment. This patent family has another issued U.S. patent directed to a range of dose levels for treating vascular dementia and is predicted to expire in 2038. An additional patent family is pending in the US only and is directed to treating chronic kidney disease based on a selection of biomarkers. This application is predicted to expire in 2043. A further patent family includes pending PCT and US applications directed to treating pregnancy disorders such as preeclampsia and is predicted to expire in 2045. Another patent family includes pending PCT and US applications directed to KLK1 formulations suitable for use with polyolefin-containing intravenous bags and is predicted to expire in 2045.

Our DM300 (recombinant human ulinastatin) patent portfolio includes one issued patent in each of the United States, Taiwan and Japan and pending applications in Brazil, Canada, China, Europe, Hong Kong, India, Japan, South Korea, Taiwan and the United States. Granted or pending claims held by us offer various forms of protection for DM300. For instance, granted or pending claims in a first patent family cover the DM300 composition of matter based on mutants and optimized glycosylation patterns of human ulinastatin and methods of using the same for treating various conditions such as acute pancreatitis. This family is predicted to expire in 2041. Pending claims in a second patent family relate to methods of using DM300 and other ulinastatin polypeptides for treating diseases associated with neutrophil elastase (NE) including inflammatory lung diseases such as A1AT-deficiency. This family is predicted to expire in 2042.

As previously discussed, we do not own or operate manufacturing facilities for the production of clinical or commercial quantities of DM199. We are contracting with Catalent for the manufacture of DM199. We also license from Catalent certain gene expression technology. Under the terms of this license, certain milestone and royalty payments may become due by us and are dependent upon, among other factors, us performing clinical trials, obtaining regulatory approvals and ultimately the successful commercialization of a new drug, the outcome and timing of which is uncertain. The royalty term is indefinite, but the license agreement may be canceled by us on 90 days' prior written notice. The license may not be terminated by Catalent unless we fail to make required milestone and royalty payments.

Methods and reagents required for commercial scale manufacture of DM199 are subject to a series of patents issued to Catalent. We license these patents from Catalent, and such license is exclusive as it relates to the production of DM199 or any human KLK1 protein.

We believe that our proprietary technology, along with trade secrets and specialized knowledge of the manufacturing process, will provide substantial protection from third-party competitors. We also believe that DM199 cannot be easily reverse engineered for the production of a copycat version.

We believe that the most relevant granted patents and applications with composition of matter or method of use claims covering DM199 are listed below, along with their projected expiration dates exclusive of any patent term extension:

Patent/Application Number	Title	Geography	Predicted Expiration
DM199 Patent Family			
Issued patents			
US 9,364,521	Human Tissue Kallikrein 1 Glycosylation Isoforms	U.S.	2033
US 9,839,678	Human Tissue Kallikrein 1 Glycosylation Isoforms	U.S.	2033
CA 2880085	Human Tissue Kallikrein 1 Glycosylation Isoforms	Canada	2033
EP 2 854 841	Human Tissue Kallikrein 1 Glycosylation Isoforms	Europe	2033
US 9,616,015	Formulations for Human Tissue Kallikrein-1 for Parenteral Delivery and Related Methods	U.S.	2033
US 11,857,608	Dosage Forms of Tissue Kallikrein 1	U.S.	2039
US 12,329,805	Dosage Forms of Tissue Kallikrein 1	U.S.	2038
AU 2018230478	Dosage Forms of Tissue Kallikrein 1	Australia	2038
Pending applications			
AU 2025202779	Dosage Forms of Tissue Kallikrein 1	Australia	2038
CA 3054962	Dosage Forms of Tissue Kallikrein 1	Canada	2038
CN 201880016380.4	Dosage Forms of Tissue Kallikrein 1	China	2038
EP 18763243.5	Dosage Forms of Tissue Kallikrein 1	Europe	2038
IN 201917037712	Dosage Forms of Tissue Kallikrein 1	India	2038
JP 2019-548655	Dosage Forms of Tissue Kallikrein 1	Japan	2038
JP 2024-225007	Dosage Forms of Tissue Kallikrein 1	Japan	2038
KR 10-2024-7038300	Dosage Forms of Tissue Kallikrein 1	SK	2038
HK 62020009783.5	Dosage Forms of Tissue Kallikrein 1	Hong Kong	2038
HK 62020007146.7	Dosage Forms of Tissue Kallikrein 1	Hong Kong	2038
US 19/211,792	Dosage Forms of Tissue Kallikrein 1	U.S.	2038
US 19/577,830	Dosage Forms of Tissue Kallikrein 1	U.S.	2038
US 18/295,991	Tissue Kallikrein 1 for Treating Chronic Kidney Disease	U.S.	2043
US 19/041,742	Tissue Kallikrein-1 for Treating Pregnancy Disorders	U.S.	2045
PCT/US2025/013869	Tissue Kallikrein-1 for Treating Pregnancy Disorders	PCT	2045
US 19/178,631	Intravenous Compositions of Tissue Kallikrein-1 and Related Methods	U.S.	2045
PCT/US2025/024594	Intravenous Compositions of Tissue Kallikrein-1 and Related Methods	PCT	2045
US 69/980,517	Tissue Kallikrein-1 for Treating Resistant Hypertension	U.S.	2046

DM300 Patent Family			
Issued patents			
US 11,725,043	Ulinastatin Polypeptides	U.S.	2041
TW I888497	Ulinastatin Polypeptides	Taiwan	2041
JP 7778077	Ulinastatin Polypeptides	Japan	2041
Pending applications			
US 18/338,970	Ulinastatin Polypeptides	U.S.	2041
BR 1120220177186	Ulinastatin Polypeptides	Brazil	2041
CA 3174478	Ulinastatin Polypeptides	Canada	2041
CN 202180032829.8	Ulinastatin Polypeptides	China	2041
EP 21764369.1	Ulinastatin Polypeptides	Europe	2041
HK 62023075807.5	Ulinastatin Polypeptides	Hong Kong	2041
IN 202217056697	Ulinastatin Polypeptides	India	2041
JP 2022-553090	Ulinastatin Polypeptides	Japan	2041
JP 2025-197322	Ulinastatin Polypeptides	Japan	2041
US 17/586,238	Ulinastatin Polypeptides for Treating Diseases	U.S.	2042
CA 3206854	Ulinastatin Polypeptides for Treating Diseases	Canada	2042
CN 202280021674.2	Ulinastatin Polypeptides for Treating Diseases	China	2042
EP22746605.9	Ulinastatin Polypeptides for Treating Diseases	Europe	2042
HK 62024091076.5	Ulinastatin Polypeptides for Treating Diseases	Hong Kong	2042
JP 2023-546004	Ulinastatin Polypeptides for Treating Diseases	Japan	2042

The base term of a U.S. patent is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the U.S. Patent and Trademark Office. In some cases, the term of a U.S. patent is shortened by terminal disclaimer that reduces its term to that of an earlier-expiring patent.

The term of a U.S. patent may also be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, to account for at least some of the time the drug is under development and regulatory review after the patent is granted. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved drug, an FDA-approved method of treatment using the drug, and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug. Some foreign jurisdictions, including Europe and Japan, also have patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extension on patents covering those products, their methods of use, and/or methods of manufacture.

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Companies typically rely on trade secrets to protect aspects of their business that are not amenable to, or that they do not consider appropriate for, patent protection. We protect trade secrets, if any, and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements provide that all confidential information developed or made known during the course of an individual or entity's relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all relevant inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Employees

As of December 31, 2025, we had 35 employees, all of whom were full-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements. We believe our employee relations are good.

Information About Our Executive Officers

The following table sets forth information as of the date of this filing regarding each of our current executive officers:

Name	Age	Positions
Rick Pauls	54	President and Chief Executive Officer, Director
Julie Krop, M.D.	60	Chief Medical Officer
Scott Kellen	60	Chief Financial Officer and Secretary

The present principal occupations and recent employment history of each of our executive officers are set forth below.

Rick Pauls was appointed our President and Chief Executive Officer in 2010. Mr. Pauls has served as a member of our Board of Directors since 2005 and served as Chairman of the Board from 2008 to 2014. Prior to joining DiaMedica, Mr. Pauls was the Co-Founder and Managing Director of CentreStone Ventures Inc., a life sciences venture capital fund, from 2002 until 2010. Mr. Pauls was an analyst for Centara Corporation, another early stage venture capital fund, from 2000 until 2002. From 1997 until 1999, Mr. Pauls worked for General Motors Acceptation Corporation specializing in asset-backed securitization and structured finance. Mr. Pauls previously served as an independent member of the board of directors of LED Medical Diagnostics, Inc. from 2006 to 2017. Mr. Pauls received his Bachelor of Arts in Economics from the University of Manitoba and his M.B.A. in Finance from the University of North Dakota.

Julie Krop, M.D. joined DiaMedica as our Chief Medical Officer in August 2025. Prior to joining DiaMedica, Dr. Krop provided independent consulting services as President of JSK Consulting, a clinical development consulting firm, from April 2024 until August 2025. From August 2021 to August 2025,Dr. Krop served as the Chief Medical Officer and Head of Development of PureTech Health, a clinical-stage pharmaceutical company focused on the development of drugs for the treatment of multiple rare diseases. Prior to PureTech Health, Dr. Krop served as Chief Medical Officer at Freeline Therapeutics, a clinical-stage pharmaceutical company focused on gene therapy programs from 2020 to 2021. From 2020 to 2021, Dr. Krop also served as Chief Medical Officer and Executive Vice President at AMAG Pharmaceuticals. Previously, she held various roles of increasing responsibility at Vertex Pharmaceuticals, Stryker Regenerative Medicine, Peptimmune, Millennium Pharmaceuticals, and Pfizer. Dr. Krop received her medical degree from Brown University School of Medicine and completed her internal medicine residency at Georgetown University Hospital. She completed fellowships in epidemiology, clinical trial design and endocrinology at Johns Hopkins School of Medicine. Dr. Krop is board-certified in Endocrinology.

Scott Kellen joined DiaMedica as our Vice President of Finance in January 2018 and was appointed our Chief Financial Officer and Secretary in April 2018. Prior to joining DiaMedica, Mr. Kellen served as Vice President and Chief Financial Officer of Panbela Therapeutics, Inc., formerly known as Sun BioPharma, Inc., a publicly traded clinical stage drug development company, from 2015 until 2018. From 2010 to 2015, Mr. Kellen served as Chief Financial Officer and Secretary of Kips Bay Medical, Inc., a publicly traded medical device company, and became Chief Operating Officer of Kips Bay in 2012. From 2007 to 2009, Mr. Kellen served as Finance Director of Transoma Medical, Inc. From 2005 to 2007, Mr. Kellen served as Corporate Controller of ev3 Inc. From 2003 to 2005, Mr. Kellen served as Senior Manager, Audit and Advisory Services of Deloitte & Touche, LLP. Altogether, Mr. Kellen has spent more than 30 years in the life sciences industry, focusing on publicly traded early stage and growth companies. Mr. Kellen has a Bachelor of Science degree in Business Administration from the University of South Dakota and is a Certified Public Accountant (inactive).

Available Information

We are a corporation governed by British Columbia's Business Corporations Act (BCBCA). Our company was initially incorporated pursuant to The Corporations Act (Manitoba) by articles of incorporation dated January 21, 2000. Our articles were subsequently amended several times, including on April 11, 2016 to continue the Company from The Corporations Act (Manitoba) to the Canada Business Corporations Act (CBCA) and on May 31, 2019, to continue our existence from a corporation incorporated under the CBCA into British Columbia under the BCBCA. Our registered office is located at 301-1665 Ellis Street, Kelowna, British Columbia, Canada V1Y 2B3 and our principal executive office is hosted by our wholly owned subsidiary, DiaMedica USA Inc., and located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota, USA 55305. Our telephone number is 763-496-5454. Our internet website address is http://www.diamedica.com. Information contained on our website does not constitute part of this report.

We make available, free of charge and through our Internet web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to any such reports filed or furnished pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission (SEC). Reports filed with the SEC may be viewed at www.sec.gov.

Item 1A.   Risk Factors

Below are material factors known to us that could materially adversely affect our business, operating results, financial condition, prospects or share price. The summary of risk factors is not complete and should be read in conjunction with the more complete and detailed descriptions of risk factors that follow. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, operating results, financial condition, prospects or share price.

Risk Factors Summary

Risks Related to Our Business Model
- Our business model assumes we will generate revenue by, among other activities, marketing or out-licensing the product candidates we develop. Since our product candidates are in various stages of development and we have no products approved for commercialization, there is a limited amount of information about us upon which you can base an evaluation of our business and prospects.
- We may need to establish relationships with strategic partners to fully develop, and if approved, market any product candidate.

Risks Related to Our Current and Future Clinical Trials and DM199 Product Candidate
- We have had and may continue to have difficulty enrolling patients in our ReMEDy2 trial or we may experience other clinical testing delays or setbacks.
- The adaptive design of our ReMEDy2 trial could result in a requirement to enroll more patients than anticipated in the trial and an increase in time and costs to complete the trial.
- The expansion of our DM199 clinical development program into PE and our investigator-sponsored PE trial involves risks.
- DM199 and any other product candidates we choose to develop may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if granted.
- We face the risk of product liability claims and may be unable to maintain product liability insurance sufficient to cover such claims or as required under our contractual agreements.
- The initial investigator-sponsored PE trial is being conducted in South Africa, we are commencing a PE trial in Canada and the global expansion of our ReMEDy2 trial involves risks.
- Data from the PE trials could adversely affect our ReMEDy2 trial and any interim, "top-line" or preliminary trial results could differ from the full final results of the trial.
- If our ReMEDy2 trial fails to adequately demonstrate the safety and efficacy of DM199 to treat AIS, we will not be able to obtain the regulatory approvals required to market and commercialize DM199 to treat AIS.
- We may be required to suspend, repeat or terminate our ReMEDy2 trial or future clinical trials if they are deemed not to have been conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trial is not well designed.
- Our prospects depend on the clinical and commercial success of our DM199 product candidate, which in turn depends upon many factors outside of our control.

Risks Related to Our Financial Position and Need for Additional Capital
- Since we have no revenue from product sales and do not expect any revenue from product sales for at least two to three, we will likely need additional funding to continue our clinical development activities and other operations, which may not be available to us on acceptable terms, or at all.
- We have incurred substantial losses since our inception and expect to continue to incur substantial losses for at least two to three years and may never become profitable, or if achieved, be able to sustain profitability.

Risks Related to Governmental and Regulatory Compliance and Approvals
- The regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future partner or collaborator from obtaining approvals for the commercialization of DM199 or any future product candidate.
- Any product candidate for which we or any future partner or collaborator obtains marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with the product candidate.

Risks Related to Our Reliance on Third Parties
- We rely on third parties to support the planning, execution and/or monitoring of our preclinical and clinical trials, and their failure to perform as required could cause delays in completing our product development and substantially harm to our business.
- We rely extensively on contract development and manufacturing organizations (CDMOs) for the manufacture and testing of DM199 under current good manufacturing procedures (cGMP).
- Future development collaborations are expected to be important to us.

Risks Related to Intellectual Property
- We could lose important intellectual property rights that we currently license from a third party if we fail to comply with our obligations under the license agreement under which we license intellectual property rights from this third party or otherwise experience disruptions to our business relationships with our licensor.
- We may be unable to adequately protect our technology and enforce our intellectual property rights.
- We or a future partner may require additional third-party licenses to effectively develop, manufacture and commercialize DM199, or any future product candidate, and such licenses might not be available on commercially acceptable terms, or at all.
- Changes in patent law and its interpretation could diminish the value of our patents.
- Intellectual property litigation may be expensive, time consuming and may cause delays in the development, manufacturing and commercialization of DM199 or any future product candidate.

Risks Related to Human Capital Management
- We rely heavily on the capabilities and experience of our key executives, clinical personnel and advisors and the loss of any of them could affect our ability to develop DM199 or any future product candidate.
- We will likely need to expand our operations and increase the size of our Company and we may experience difficulties in managing our growth.

Risks Related to the Future Commercialization of DM199 or Any Future Product Candidate
- The successful commercialization of DM199 or any future product candidate, if approved, will depend on achieving market acceptance and we may not be able to gain sufficient acceptance to generate significant revenue.
- If we fail to obtain coverage and adequate reimbursement for DM199 or any future product candidate, its revenue-generating ability will be diminished and there is no assurance that the anticipated market for the product will develop or be sustained.
- We or any future partner will likely face competition from other biotechnology and pharmaceutical companies, many of which have substantially greater resources than us.
- Our DM199 product candidate may face competition sooner than expected.
- Our estimates of the market opportunity for our DM199 product candidate are based on a number of assumptions and may prove to be inaccurate.

Risks Related to Our Common Shares
- Our common share price has been volatile and may continue to be volatile.
- We do not have a history of a very active trading market for our common shares.
- We may issue additional common shares resulting in share ownership dilution, and if there are substantial sales of our shares or the perception that such sales may occur, the market price of our shares could decline.
- A limited number of shareholders possess substantial voting power.

Risks Related to Our Jurisdiction of Organization
- We are governed by the corporate laws of British Columbia, which in some cases have a different effect on shareholders than the corporate laws in effect in the United States.
- We were classified as a "passive foreign investment company" (PFIC) for our taxable years 2025, 2024 and 2023 and certain other prior years and may continue to be so classified in the current and/or future taxable years, which may have adverse U.S. federal income tax consequences for U.S. shareholders and adversely affect the level of interest in our common shares by U.S. investors. Any common shareholder who held our shares in years when we were classified as a PFIC will be subject to special reporting rules in order to avoid adverse PFIC tax consequences. Even if we subsequently no longer qualify as a PFIC in a future taxable year, shareholders will still be subject to the PFIC rules for shares acquired in years when we were a PFIC unless a so-called "purging election" is made, as described below.

Risks Related to Our Business Model

Our business model assumes we will generate revenue by, among other activities, marketing or out-licensing the product candidates we develop. Since our product candidates are in various stages of development and we have no products approved for commercialization, there is a limited amount of information about us upon which you can base an evaluation of our business and prospects.

None of our product candidates have completed clinical development, and therefore, we have no product candidates approved for commercialization and thus have not begun to market or generate revenues from the commercialization of any product candidates. Because no product candidate has completed clinical development and been approved for commercialization, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in the biopharmaceutical industry. For example, to execute our business plan, we will need to successfully:

- Demonstrate safety and efficacy of our product candidates in human clinical studies;
- Complete manufacturing development activities relating to our DM199 product candidate for the treatment of AIS or PE or any other indications we decide to pursue and any other product candidates we choose to develop;
- Receive FDA approval and/or approval from similar foreign regulatory bodies;
- Gain market acceptance for the commercialization of any products we develop and have not out-licensed such rights;
- Obtain reimbursement by commercial and/or government payors at a rate that permits commercial viability;
- Develop and maintain successful strategic relationships with suppliers, distributors and commercial licensing partners;
- Build, maintain, and protect an adequate intellectual property portfolio; and
- Manage our spending and cash requirements as our expenses are anticipated to increase in the near term as we ramp up enrollment in our clinical trials and if we add new indications for DM199 and other product candidates and conduct additional preclinical and clinical trials.

If we are unsuccessful in accomplishing these objectives or in making sufficient progress toward these objectives, we may not be able to develop and maintain successful strategic relationships, raise capital, and continue our operations.

We may need to establish relationships with strategic partners to fully develop our product candidates and, if approved, market any product candidates that are approved.

Our business strategy includes securing license agreements and collaborations with other pharmaceutical and biotech companies to support the development of DM199 for various indications. We do not possess all of the financial resources necessary to complete the development and commercialization of our product candidates, if and when they are approved. Unless we expand our own internal sales and marketing capability, we will likely need to make arrangements with other strategic partners to commercialize any product candidates that may be approved. We may not be able to attract such partners, and even if we are able to enter into such partnerships, the terms may be less favorable than anticipated. Further, entering into partnership agreements may limit our commercialization options and would require us to share revenues and profits with our partners. If we do not find appropriate partners, or if such future agreements are not successful, our ability to commercialize products could be adversely affected. Even if we are able to find collaborative partners, the overall success of the commercialization of product candidates in those programs will depend largely on the efforts of those other parties and may be beyond our control and our licensees may elect to assume greater control over these programs. In addition, in the event we pursue our commercialization strategy through collaboration or licenses to third parties, there are a variety of technical, business and legal risks, including, among others:

- We may be unable to control the amount and timing of resources that our collaborators may be willing or able to devote to the commercialization of our product candidates including to their marketing and distribution efforts; and
- Disputes may arise between us and our collaborators that result in the delay or termination of the commercialization of our product candidates or that result in costly litigation or arbitration that diverts our management's resources.

The occurrence of any of the above events or other related events could impair our ability to generate revenues and harm our business, prospects, operating results and financial condition.

Risks Related to Our Current and Future Clinical Trials and DM199 Product Candidate

We have had and may continue to have difficulty enrolling patients in our ReMEDy2 trial or we may experience other clinical testing delays or setbacks, which would delay our ability or the ability of a future partner to obtain regulatory approval for DM199 to treat AIS and commercialize it, which would substantially harm our business and prospects.

Our ReMEDy2 trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial that is intended to enroll approximately 300 patients at up to 100 sites globally. We have had and may continue to have difficulty enrolling patients in our ReMEDy2 trial, which could delay further completion of the trial or even jeopardize the viability of the trial. We believe these enrollment difficulties may be due, in part, to hospital and medical facility staffing shortages; inclusion/exclusion criteria in the study protocol; concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility; concerns regarding the prior clinically significant hypotension events and circumstances surrounding the clinical hold which was lifted in June 2023; use of artificial intelligence and telemedicine which have enabled smaller hospitals to retain AIS patients not eligible for mechanical thrombectomy instead of sending these patients to the larger stroke centers which are more likely to be sites in our trial; and competition for research staff and trial subjects due to other pending stroke and neurological trials.

In addition, it is possible that we may experience other clinical testing delays or setbacks, which would further delay completion of the ReMEDy2 trial. Product development costs typically increase with delays in clinical testing. Significant clinical trial delays could not only extend the time period for obtaining regulatory approval of DM199 to treat AIS and increase our costs, but also shorten any periods during which we or a future partner may have the exclusive right to commercialize DM199 to treat AIS or allow our competitors to bring competitive products to market before us, which would adversely affect the ability to successfully commercialize DM199 and may harm our business, prospects, operating results and financial condition. The ReMEDy2 trial may be delayed for a number of reasons, including without limitation those described above as well as the following:

- sites waiting for internal approvals of the most recently revised protocol for the trial;
- patients choosing to participate in competing clinical trials or not at all;
- scheduling conflicts with participating clinicians and clinical sites;
- complexities in setting up and coordinating with sites that are located outside the United States and additional risks involved in a trial that is being conducted, in part, outside the United States;
- suspension or termination of the ReMEDy2 trial by regulators for any reason, including concerns about patient safety or failure of our contract manufacturers to comply with current Good Manufacturing Practices (cGMP) requirements;
- any changes to our manufacturing process that may be necessary or desired which affect our ability to produce adequate or timely clinical drug supply;
- delays or failure to obtain clinical drug supply of DM199 from contract manufacturers necessary to conduct clinical trials;
- our DM199 product candidate demonstrating a lack of safety or efficacy at the planned interim analysis of the ReMEDy2 trial;
- patients failing to enroll or complete the ReMEDy2 trial at the rates and within the timelines we expect due to dissatisfaction with the treatment, side effects or other reasons;
- clinical investigators not performing the ReMEDy2 trial on their anticipated schedule, dropping out of a trial or employing methods not consistent with the clinical trial protocol and regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
- inspections of our clinical trial sites by regulatory authorities, Institutional Review Boards (IRBs) or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of another clinical hold on the IND for our ReMEDy2 trial; or
- public health crises, epidemics or pandemics, such as COVID-19, which may adversely impact our ability to continue to engage and activate clinical trial sites, recruit or enroll subjects for our ReMEDy2 trial or any future trial and obtain the requisite staffing for our ReMEDy2 trial or any future trial.

Our product development costs may increase if we need to perform a larger or more clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend trial protocols or alter our manufacturing processes to reflect these changes. Amendments typically require us to resubmit our trial protocols to the FDA and other regulatory authorities and IRBs or ethics committees, for re-examination, which may impact the cost, timing or successful completion of our ReMEDy2 trial. Delays or increased product development costs or any of these events would likely have a material adverse effect on our business, prospects, operating results and financial condition.

The adaptive design of our ReMEDy2 trial could result in the trial being required to enroll more patients than anticipated, which would increase the time and costs to complete the trial.

Our ReMEDy2 trial is an adaptive design trial intended to enroll approximately 300 patients. The adaptive design component includes an interim analysis by our independent data safety monitoring board after the first 200 participants have completed the trial. Based on the results of the interim analysis, the study may be stopped for futility or a new total sample size may be determined, ranging between 300 and 728

participants, according to a pre-determined statistical analysis plan. Because of the ReMEDy2 trial's adaptive design, it is possible that the number of participants required to complete the trial may increase significantly from the 300 patients we are currently targeting. If we are required to enroll more participants than currently anticipated, it will increase the time and costs to complete the trial, which may result in a need for additional funding that may not be available to us on acceptable terms, or at all.

The expansion of our DM199 clinical development program into PE involves certain risks related to timing, regulatory approvals, costs and enrollment, and the fact that the initial PE trial is investigator-sponsored, raises additional risks.

We are currently financially supporting the conduct of a Phase 2 open-label, single center, single-arm, safety and pharmacodynamic, proof-of-concept, investigator-sponsored trial of DM199 for the treatment of PE at the Tygerberg Hospital, Cape Town, South Africa. This study may enroll up to approximately 100 women with PE and potentially an additional 30 women with fetal growth restriction may be evaluated. Part 1a top line study results were released in July 2025 which we believe demonstrated the potential for DM199 to lower maternal blood pressure and improve uterine artery dilation. We have received approval to commence an additional Phase 2 study of PE in early-onset preeclampsia in Canada which we anticipate initiating in the second half of 2026.

The expansion of our DM199 clinical development program into PE and the progress of that program may not occur on the anticipated timeline or at all. In addition, these Phase 2 PE trials may cost us more than we anticipate. Additionally, the first trial is investigator-sponsored and the conduct of the second trial is expected to rely on a contract research organization (CRO), we have less control over the timing and costs of these studies and the ability to recruit trial participants than if we conducted the study with our own personnel. There is no guarantee that our physician collaborators or CRO will devote adequate time and resources to perform these studies and/or maintain adequate clinical trial information regarding our product candidate. If these third parties fail to meet expected deadlines, fail to transfer to us any regulatory information in a timely manner, fail to adhere to the study protocol, or fail to act in accordance with regulatory requirements or our agreement with them, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then the current PE trial or future clinical trials may be extended or delayed with additional costs incurred, or our data may be rejected by applicable regulatory agencies.

Data collected from the current on-going investigator-sponsored PE program in South Africa will serve as the basis for the design of Phase 2 clinical studies to be conducted in North America and other parts of the world. There is risk that the safety and pharmacodynamic results, differing standards of care, dose and dosing regimens used in a South African population may not translate or generalize to a typical PE population in North America or other parts of the world and could affect the safety/efficacy profile of DM199, the need for additional clinical studies, leading to additional development delays and expenses.

Any of these risks could adversely impact our business, prospects, operating results and financial position, including our ability to raise additional financing, if and when needed.

DM199 and any other product candidates we choose to develop may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if granted.

As with most pharmaceutical products, DM199 and any future product candidates could be associated with side effects or adverse events, which can vary in severity and frequency. Although the most common DM199 related adverse events that have occurred to date in our clinical trials have been constipation, injection site reaction, nausea, headache and flushing. A less common but important adverse event has been clinically significant, transient, hypotension (low blood pressure) during IV infusion of DM199 that was observed in a number of subjects. These hypotensive episodes were rapidly reversed upon cessation of the IV infusion with complete recovery; hypotensive episodes have not been observed with subcutaneous administration of DM199. Side effects or adverse events associated with the use of DM199, or any future product candidates, may be observed at any time during clinical development. If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or independent ethics committees at the institutions in which our studies are conducted, or the data safety monitoring board, could suspend or terminate our clinical trials, similar to when the FDA imposed a clinical hold on our current ReMEDY2 trial in 2022, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications.

Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may be required to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. The safety profile of DM199 observed in one disease indication could affect the labeling, dosing, route of administration, and/or commercial value of DM199 in another disease indication. Any of these occurrences may prevent us, or any future partner from achieving or maintaining market acceptance of the affected product candidate and may harm our business, prospects, operating results and financial condition.

Results of our trials could reveal a high and unacceptable severity and prevalence of side effects, toxicity or other safety issues, and could require us to perform additional studies, including preclinical studies, or halt development of DM199 or any future product candidates, or expose us to product liability lawsuits that would likely harm our business. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any other regulatory authority in a timely manner, if ever, which could harm our business, prospects, operating results and financial condition.

We are required by the FDA and other comparable foreign regulatory authorities to report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA other comparable foreign regulatory authorities could take action including but not limited to criminal prosecution, the imposition of civil monetary penalties, seizure of our products, halting our clinical trials or delay in approval or clearance of future product candidates.

We face the risk of product liability claims, which could exceed our insurance coverage, deplete our cash resources and lead to clinical trial delays.

A risk of product liability claims, and related negative publicity, is inherent in the development of human therapeutics. We are exposed to the risk of product liability claims alleging that use of DM199, or any future product candidate, caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or, if approved, commercial sale of a product candidate. Such claims may be made directly by patients involved in clinical trials of our product candidate, by consumers, healthcare providers or by individuals, organizations or companies selling our products, if approved. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm, and could lead to clinical trial delays and could negatively impact existing or future trial enrollment.

Insurance covering product liability claims is expensive. To protect against potential product liability risks, we carry product liability insurance coverage at a level we deem appropriate based upon the current safety profile of DM199 and our stage of development. We may choose or find it necessary to increase our insurance coverage in the future; however, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and otherwise have a material adverse effect on our business, operating results and financial condition.

If we are unable to maintain product liability insurance required by third parties, certain agreements, such as those with clinical trial sites, contract research organizations and other supporting vendors, would be subject to termination, which could have a material adverse impact on our operations.

Some of our agreements with third parties, including most agreements with study sites, require, and in the future will likely require, us to maintain product liability insurance in at least certain specified minimum amounts. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

The initial investigator-sponsored PE trial is being conducted in South Africa, we are commencing a PE trial in Canada and we are in the process of globally expanding our ReMEDy2 trial to countries outside the United States, raising additional international risks, which could materially adversely affect our business.

The initial investigator-sponsored PE trial is currently being conducted in South Africa, we are commencing a PE trial in Canada and we are currently expanding our ReMEDy2 trial to certain non-U.S. countries, including Canada, Australia, Georgia, United Kingdom and certain countries in the European Union. In addition, we plan to seek regulatory approval of DM199, or any future product candidates, outside of the United States. Accordingly, we are subject to risks related to operating in foreign countries including, among others:

- different standards of care or ethnic composition of patient populations in various countries that could complicate the design of our clinical trials and/or the evaluation of our product candidates;
- compliance with differing regulatory requirements for drug approvals;
- availability of different competitive drugs or therapies indicated to treat the indications for which our product candidates are or will be developed;
- compliance with different United States and foreign drug import and export rules;
- the imposition of U.S. or international sanctions against a country, company, person or entity where or with whom we are conducting clinical studies that would restrict or prohibit continued development in that country or with that company, person or entity;

- compliance with the Foreign Corrupt Practices Act and other anti-corruption and anti-bribery laws;
- foreign taxes, including withholding of payroll taxes;
- foreign currency exchange rate fluctuations, which could result in increased operating expenses and other obligations incident to performing clinical trials in another country;
- difficulties in managing and staffing international operations and increases in infrastructure costs, including legal, tax, accounting, and information technology;
- workforce uncertainty in countries where labor unrest is more common than in the United States;
- potential liability resulting from development work conducted by foreign partners or collaborators;
- delays and interruptions in delivering study drug and related supplies to clinical trial sites;
- interruptions in our development resulting from natural disasters or geopolitical actions, including war, such as the current war between Russia and Ukraine and the conflict between Israel and Hamas and in the Middle East, and terrorism or systems failure, including cybersecurity breaches; and
- compliance with evolving and expansive international data privacy laws, such as the European Union General Data Protection Regulation.

It is possible that the FDA and comparable foreign regulatory authorities may not accept trial data from countries located outside the United States.

The initial investigator-sponsored PE trial is being conducted in South Africa, we are commencing a PE trial in Canada and we are currently globally expanding our ReMEDy2 trial to countries outside the United States. The acceptance by the FDA or comparable foreign regulatory authority of study data from clinical trials conducted outside the United States or another jurisdiction may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice (GCP) regulations; and (iii) the FDA, or comparable foreign regulatory authority, is able to validate the data through an on-site inspection or other appropriate means. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional participants or trials, which would be costly and time-consuming and delay regulatory approval and commercialization of our DM199 product candidate.

Data from the investigator-sponsored PE trial, which we expect earlier than data from our ReMEDy2 trial, may adversely affect our ReMEDy2 trial, which could adversely impact our business, prospects, operating results and financial position and harm our ability to raise additional financing, if and when needed.

Our drug candidate, DM199, is currently in clinical development in two areas, PE/FGR and AIS. We announced interim data from Part 1a of the investigator-sponsored Phase 2 PE clinical trial in July of 2025. Part 1a topline study results demonstrated improvements in blood pressure and the pulsatility index. However, future data from the Phase 2 PE trial may materially change from the reported Part 1a topline study results. Should this occur, we may be required to repeat clinical or non-clinical studies, our clinical development plans may be significantly delayed, and we may incur additional costs, which could adversely impact our business, prospects, operating results and financial position. Adverse results from any future Phase 2 PE trial could adversely affect our ability to raise additional financing, if and when needed.

Interim, "topline" and preliminary results from our clinical trials that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, topline or preliminary results from our clinical trials. We announced Part 1a topline study results for the Phase 2 PE clinical trial in July 2025. Interim results from clinical trials are subject to the risk that one or more of the reported clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary, topline or interim data and final data could significantly harm our business and prospects and may cause the trading price of our common shares to fluctuate significantly. We also make estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.

Further, others, including regulatory authorities, may not accept or agree with our estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular development program, the approvability or commercialization of the particular product candidate or our Company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed meaningful by others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business and prospects.

If our ReMEDy2 trial fails to adequately demonstrate the safety and efficacy of DM199 to treat AIS or if the PE trials fail to adequately demonstrate the safety and initial signs of efficacy of DM199 to treat PE, we will not be able to obtain required regulatory approvals, which would substantially harm our business, prospects and financial condition.

Before obtaining marketing approval from the FDA and other comparable foreign regulatory authorities for the sale of DM199 to treat AIS or the approval to continue testing DM199 as a treatment for PE, we must demonstrate the safety and efficacy of DM199 to treat AIS or PE to a level acceptable to the FDA or similar regulatory bodies in other jurisdictions. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and has uncertain outcomes. The outcome of early clinical trials may not predict the success of later clinical trials, and the interim results of ReMEDy2 and the interim topline results from Part 1a of the investigator-sponsored PE trial may not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, including the emergence of undesirable side effects, notwithstanding promising results in earlier trials. We do not know whether our ReMEDy2 trial by itself will demonstrate adequate efficacy and safety to support regulatory approvals to market DM199 to treat AIS in the United States, or in any other jurisdiction, or that a second confirmatory trial will be required. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. In addition, the patient population in our ReMEDy2 trial often have co-morbidities that may cause severe illness or death, which may be attributed to DM199 in a manner that negatively affects the safety profile of our DM199 product candidate. If the results of our ReMEDy2 trial are inconclusive with respect to efficacy, if we do not meet our clinical endpoints with statistical significance or if there are unanticipated safety concerns or adverse events that emerge during the ReMEDy2 trial, the PE trial or other clinical trials, such as the events that caused the FDA to place the prior clinical hold on the IND for our ReMEDy2 trial, we may be prevented from or delayed in obtaining marketing approval, and even if we obtain marketing approval, any sales of DM199 for the treatment of AIS may be limited.

We may be required to suspend, repeat or terminate our clinical trials if they are deemed not conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trial is not well designed.

Clinical trials must be conducted in accordance with the FDA's current Good Clinical Practice (cGCP) requirements, or comparable requirements of applicable foreign regulatory authorities, and provide statistically significant evidence predictive of patient benefit. Clinical trials are subject to oversight by the FDA and other foreign governmental agencies, and IRBs or ethics committees at the trial sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable cGMP requirements. Clinical trials may be suspended by us or by the FDA, other foreign regulatory authorities, or by an IRB or ethics committee with respect to a particular clinical trial site, for various reasons, including:

- deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or trial protocols;
- deficiencies in the clinical trial operations or trial sites;
- unforeseen adverse side effects or the emergence of undue risks to trial subjects;
- deficiencies in the trial design necessary to demonstrate efficacy;
- in the case of interim analyses, the product candidate may not appear to offer benefits over current therapies; or
- the quality or stability of the product candidate may fall below acceptable standards.

The design and implementation of clinical trials is a complex process. As a Company, we have limited experience designing and implementing clinical trials. We may not successfully or cost-effectively design and implement clinical trials that achieve our desired clinical endpoints. A clinical trial that is not well designed or that yields unforeseen adverse side effects or undue risks to trial subjects may delay or even prevent initiation of the trial, can lead to increased difficulty in site activations and enrolling patients, may make it more difficult to obtain regulatory approval for the product candidate on the basis of the trial results or, even if a product candidate is approved, could make it more difficult to commercialize the product successfully or obtain reimbursement from third-party payers. Additionally, a trial that is not well designed or that yields unforeseen adverse side effects or undue risks to trial subjects could be delayed and more expensive than it otherwise would have been, or we may incorrectly estimate the costs to complete the clinical trial, which could lead to a shortfall in funding. We can provide no assurance that our ReMEDy2 trial, the PE trials or any other clinical trial conducted or sponsored by us has been or will be designed and implemented successfully or achieve its desired clinical endpoints.

Our prospects depend on the clinical and commercial success of our DM199 product candidate.

We are highly dependent on the success of DM199 and we, or a future partner, may not be able to successfully obtain regulatory or marketing approval for, or successfully commercialize, this product candidate. To date, we have expended significant time, resources, and effort on the development of DM199, including conducting preclinical and clinical trials, for the treatment of AIS and cardio renal disease. DM199 requires significant additional clinical testing and investment prior to seeking marketing approval. A commitment of substantial resources by us and any potential partner or collaborator to continue to conduct the clinical trials for DM199 will be required to obtain required regulatory approvals and successfully commercialize this product candidate. Although we intend to study the use of DM199 to treat multiple diseases, we have no other product candidates in our current clinical development pipeline, with the exception of our new second candidate, DM300, which is in the early, preclinical stage of development and is intended to treat other inflammatory diseases, such as acute pancreatitis. The ability of us or a future partner to generate revenue from product sales and to achieve commercial success with DM199 will depend almost entirely on our ability to demonstrate sufficient safety and efficacy to obtain regulatory approval for DM199. We may fail to complete required clinical trials successfully and not be able to obtain regulatory approvals or commercialize DM199. Competitors may develop alternative products and methodologies to treat the diseases or indications that we are pursuing, thus reducing or eliminating the anticipated competitive advantages of DM199. We do not know whether any of our product development efforts will prove to be effective, meet applicable regulatory standards required to obtain marketing approval, be capable of being manufactured at a reasonable cost, or be successfully marketed. DM199 is not expected to be commercially viable for at least two to three years. In addition, although the most common DM199 related adverse events that have occurred to date in our clinical trials have been constipation, injection site reaction, nausea and headache, it is possible that DM199 may be observed to cause undesirable side effects. If regulatory authorities do not approve DM199 for the treatment of AIS, PE or any other indications, or if we fail to maintain regulatory compliance, we, or a future partner, would be unable to commercialize DM199 and our business, prospects, operating results and financial condition would be harmed. If we do succeed in developing viable products from DM199, we will face many potential future obstacles, such as the need to develop or obtain manufacturing, sales and marketing, and distribution capabilities, if we do not partner with a third party to provide these functions.

Risks Related to Our Financial Position and Need for Additional Capital

Since we currently have no revenue from product sales and do not expect any revenue from product sales for at least two to three years, we will need additional funding to continue our clinical development activities and other operations, which may not be available to us on acceptable terms, or at all.

We expect we will need substantial additional capital to further our R&D activities, planned clinical trials and regulatory activities and to otherwise develop our DM199 product candidate to a point where it may be commercially sold. We expect our current cash resources of $59.9 million in cash, cash equivalents and marketable securities as of December 31, 2025 to be sufficient to allow us to continue our Phase 2/3 trial in patients with AIS, the PE trial and to otherwise fund our planned operations for at least the next 12 months from the date of issuance of the consolidated financial statements included in this report. However, the amount and timing of our future funding requirements will depend on many factors, including, among others:

- the rate of progress in the development of and the conduct of clinical trials with respect to DM199 or any future product candidates;

- the timing and results of our ongoing development efforts, including in particular our Phase 2/3 ReMEDy2 trial and the PE trial;

- the costs of our development efforts, including the conduct of clinical trials with respect to DM199 or any future product candidates;

- the costs associated with identifying additional product candidates and the potential expansion of our current development programs or potential new development programs;

- the costs necessary to obtain regulatory approvals for DM199 or any future product candidates;

- the costs of developing and validating manufacturing processes for DM199 or any future product candidates;

- the costs associated with being a U.S. public reporting company with shares listed on The Nasdaq Capital Market;

- the costs we incur in the filing, prosecution, maintenance and defense of our intellectual property; and

- the costs related to general and administrative support.

We may require significant additional funds earlier than we currently expect, and there is no assurance that we will not need or seek additional funding prior to such time. We may elect to raise additional funds even before we need them if circumstances or market conditions for raising additional capital are favorable.

Since our inception, we have financed our operations primarily from public and private sales of equity securities, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax incentives. We expect to continue this practice for the foreseeable future. We do not have any existing credit facilities under which we could borrow funds. We may seek to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This is particularly true if we experience additional adverse events, if our clinical data is not positive, or economic and market conditions deteriorate.

Although we previously have been successful in obtaining financing through our equity securities offerings, there can be no assurance that we will be able to do so in the future. To the extent we raise additional capital through the sale of equity or debt securities, the ownership interests of our shareholders will be diluted. Debt financing, if available, may involve agreements that include conversion discounts or covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations or strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing could be affected by many factors, including, among others:

- the results of our clinical trials and other scientific and clinical research;

- our ability to obtain regulatory approvals;

- market acceptance of DM199 or any future product candidates;

- the state of the capital markets generally with particular reference to pharmaceutical, biotechnology and medical companies;

- various events outside our control, including without limitation geopolitical events and current wars;

- the status of strategic alliance agreements; and

- other relevant commercial considerations.

If adequate funding is not available, we may be required to implement cost reduction strategies; delay, reduce or eliminate one or more of our product development programs; relinquish significant rights to DM199 or future product candidates; obtain funds on less favorable terms than we would otherwise accept; and/or divest assets or cease operations through a merger, sale or liquidation of our Company.

We have incurred substantial losses since our inception and expect to continue to incur substantial losses for at least two to three years and may never achieve or sustain profitability.

We are a clinical stage biopharmaceutical company focused on the development of our DM199 product candidate. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront financial expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. We do not have any products approved by regulatory authorities and have not generated any revenues from product sales to date, and do not expect to generate any revenue from the sale of products for at least two to three years. We have incurred significant R&D and G&A expenses related to our ongoing operations and expect to continue to incur such expenses. As a result, we have incurred significant operating losses in every reporting period since our inception and we may never achieve or sustain profitability. For the years ended December 31, 2025 and 2024, we incurred a net loss of $32.8 million and $24.4 million, respectively. As of December 31, 2025, we had an accumulated deficit of $172.8 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders' equity and working capital. We expect to continue to incur substantial operating losses as we continue our R&D activities, planned clinical trials, including our Phase 2/3 ReMEDy2 trial and the PE trial, regulatory activities and other administrative expenses and to support the development of DM199 or any future product candidate to a point where it can be out-licensed or receives required regulatory approvals and may be commercially sold and we begin to recognize future product sales, or receive royalty payments, licensing fees and/or milestone payments sufficient to generate revenues to fund our continuing operations. We expect our operating losses to increase in the near term as we continue development of DM199 and the clinical trials required to seek regulatory approval for DM199, or any future product candidate. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Our failure to achieve and sustain profitability may depress the market price of our common shares and could impair our ability to raise capital, continue to develop DM199, or any future product candidate, expand our business and product offerings or continue our operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

Risks Related to Governmental and Regulatory Compliance and Approvals

The regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future partner or collaborator from obtaining approvals for the commercialization of DM199 or any future product candidate.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. Our DM199 or any future product candidate, and the activities associated with their development and commercialization, including design, research, testing, manufacture, quality control, recordkeeping, labeling, packaging, storage, advertising, promotion, sale, distribution, import, export and reporting of safety and other post-market information, are subject to comprehensive regulation by the FDA, the EMA and other similar foreign regulatory agencies. Failure to obtain marketing approval for DM199 or any future product candidate will prevent us or any future partner or collaborator from commercializing the product candidate. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on a future partner, collaborator or third-parties to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA, EMA or other regulatory authorities may determine that DM199 or any future product candidate may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit its commercial use. One issue of which we are aware is that because the plastic bags we use in the IV administration of DM199 are made of PVC, certain countries have banned or limited the use of PVC in a manner that may limit our ability to conduct the trials in such countries, or in the future in the event we are able to obtain required regulatory approvals, may limit the salability of DM199 in certain countries, thereby decreasing our worldwide market opportunity. Additionally, the regulatory approval process and requirements can change substantially based on amendments to federal regulations, new or amended FDA guidance documents governing the regulatory approval process, and/or changes in FDA approval priorities based on governmental priorities. As a result, any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Our or any future partner's inability to obtain regulatory approval for DM199 or any future product candidate, or if such approval is limited, could substantially harm our business.

Any product candidate for which we or any future partner or collaborator obtains marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with the product candidate.

The FDA and other federal and state agencies, including the U.S. Department of Justice (DOJ), closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products. The FDA and DOJ impose restrictions on manufacturers' communications regarding off-label use, sales and marketing activities, transparency laws, and reimbursement obligations, which restrictions can change substantially based on new and/or amended government interpretations of regulatory priorities, new and/or amended federal

regulations, and other external forces. If we do not market our products for approved indications, we may be subject to enforcement action for off-label marketing. Violations of such requirements may lead to investigations alleging violations of the FDCA and other statutes, including the federal False Claims Act, the federal Anti-Kickback Statute, the Sunshine Act and other federal and state health care fraud and abuse laws, as well as state consumer protection laws.

Our or any future partner's failure to comply with all regulatory requirements, or the later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

- litigation involving patients using our products;
- restrictions on such products, manufacturers or manufacturing processes;
- restrictions on the labeling or marketing of a product;
- restrictions on product distribution or use;
- requirements to conduct post-marketing studies or clinical trials;
- warning or untitled letters;
- withdrawal of the products from the market;
- refusal to approve pending applications or supplements to approved applications that we submit;
- recall of products;
- fines, restitution or disgorgement of profits or revenues;
- suspension or withdrawal of marketing approvals;
- damage to relationships with any then current or potential partners;
- unfavorable press coverage and damage to our or any future partner's reputation;
- refusal to permit the import or export of our products;
- product seizure; or
- injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future partner or collaborator with regulatory requirements regarding ongoing safety monitoring, or pharmacovigilance, and with requirements related to the development of products, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to penalties and sanctions.

We may be unable to obtain regulatory acceptances necessary to conduct clinical trials in the jurisdictions or on the timelines we expect.

We must obtain appropriate regulatory clearances before commencing new clinical trials for DM199 or any future product candidate. Delays in obtaining the requisite clearances may occur for a variety of reasons beyond our control, including supplemental data requests from regulators, clinical holds, government shutdowns, and agency funding or staffing reductions.

For example, prior to commencing additional clinical trials in the United States for DM199 or any future product candidate, we must have an accepted IND for each product candidate and for each targeted indication. In April 2021, we filed, and in May 2021, the FDA accepted, an IND for the Phase 2/3 ReMEDy2 trial in patients with AIS. However, in July 2022, the FDA imposed a clinical hold on the IND under which we are conducting our Phase 2/3 ReMEDy2 trial, which clinical hold was subsequently lifted in June 2023. We plan to file an IND to enable us to commence additional clinical trials studying DM199 for the treatment of PE in the United States, and comparable filings to conduct additional clinical trials studying PE in Canada and the United Kingdom. In the fourth quarter of 2025, we participated in a productive, in-person pre-IND meeting with the FDA to discuss the planned Phase 2 study, at which the FDA requested an additional non-clinical, 10-day modified embryo-fetal development and pre- and postnatal development (ePPND) study in a rabbit model, a non-rodent species. Preliminary results of the rabbit study suggest that the rabbits developed an antibody response to DM199, a humanized recombinant protein, preventing us from completing the requested ePPND study in the rabbit model. We are currently evaluating alternate animal models to address the FDA's ePPND study request. Depending on the alternative species, and its gestational period, results from the ePPND study may be substantially delayed.

In March 2026, we received a "No Objection Letter" from Health Canada allowing us to perform the trial in Canada. However, there is no assurance that the U.S. IND will be filed on a timely basis or accepted by the FDA on a timely basis or at all. A submission of an IND may not necessarily result in the FDA allowing further clinical trials to begin and, once begun, issues, such as clinical holds, may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and

implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to obtain required regulatory acceptances may cause the development of DM199 or any future product candidate to be delayed or terminated, which could materially and adversely affect our business and prospects.

We have received Fast Track designation for DM199 for the treatment of AIS, and we may seek such designation for other uses of DM199 or future product candidates. Fast Track designation may not lead to faster development or a faster FDA review or approval process, and it does not increase the likelihood that DM199 will receive marketing approval in the United States. Further, there is no guarantee we will be able to maintain such designation.

In September 2021, we received Fast Track designation from the FDA for DM199 for the treatment of AIS where tPA/TNK and/or mechanical thrombectomy are not indicated or medically appropriate. The FDA may grant Fast Track designation to a drug that is intended to treat a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need. The FDA provides opportunities for more frequent interactions with the review team for a Fast Track product, including pre-IND meetings, end-of-phase 1 meetings and end-of-phase 2 meetings with the FDA to discuss study design, extent of safety data required to support approval, dose-response concerns and use of biomarkers. A Fast Track product may also be eligible for rolling review, where the FDA reviews portions of a marketing application before the sponsor submits the complete application.

However, Fast Track designation for DM199 may not result in a faster development process or a faster review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. Any delay in the review process or in the approval of DM199 will delay revenue from potential sales and will increase the capital necessary to fund our development programs and operations. In addition, the FDA may rescind the Fast Track designation for DM199 if the FDA later determines that DM199 no longer meets the qualifying criteria for Fast Track designation.

Current and future legislation may increase the difficulty and cost for us and any future partner or collaborator to obtain marketing approval of and commercialize DM199 or any future product candidate and affect the prices we may obtain.

In the United States and many foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system and data privacy that could prevent or delay marketing approval of DM199 or any future product candidate, restrict or regulate post-approval activities and affect our ability to profitably sell DM199 or any future product candidate for which we obtain marketing approval. Further, changes in government administrations may result in changed administrative or legislative priorities and could also prevent or delay marketing approval of DM199 or any future product candidate, restrict or regulate post-approval activities and affect our ability to profitably sell DM199 or any future product candidate for which we obtain marketing approval.

Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. For example, the Affordable Care Act (ACA) enacted in the United States in 2010, and principally taking effect in 2014, included measures to change health care delivery, decrease the number of individuals without insurance, ensure access to certain basic health care services and contain the rising cost of care. This healthcare reform movement, including the enactment of the ACA, has significantly changed health care financing by both governmental and private insurers in the United States. With respect to pharmaceutical manufacturers, the ACA increased the number of individuals with access to health care coverage, including prescription drug coverage, but it simultaneously imposed, among other things, increased liability for rebates and discounts owed to certain entities and government health care programs, fees for the manufacture or importation of certain branded drugs and transparency reporting requirements under the Physician Payments Sunshine Act. In addition to the ACA, other federal health reform measures have been proposed and adopted in the United States. We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we may receive for any product, if approved. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers.

The U.S. federal government has recently prioritized and may continue to prioritize policies targeting reducing drug prices and healthcare spending and may remain committed to lowering spending in federal government programs. The Inflation Reduction Act of 2022, which was signed into law on August 16, 2022, includes provisions aimed at lowering prescription drug costs for Medicare patients and reducing the federal government's spending on prescription drugs by requiring certain prescription drug prices to be negotiated directly with the government, certain rebates to be paid by prescription drug companies, and certain spending caps to be implemented, among other measures. The implementation of cost containment measures or other healthcare reforms may prevent us or a future partner or collaborator from being able to generate sufficient revenue, attain profitability or even commercialize at all DM199 or any future product candidate. Policies implemented by the U.S. federal government may also introduce new, unexpected challenges such as supply chain disruptions based on international tariffs or taxation, other inflation-related measures and other measures that may affect the revenue, profitability and/or commercialization of DM199.

Changes in funding or disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, authorized or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could adversely impact our business.

The ability of the FDA to review and provide marketing authorization for new products or changes to existing products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA's ability to hire and retain key personnel and accept the payment of user fees, federal government shutdowns, and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund R&D activities is subject to the political process, which is inherently fluid and unpredictable. Decreases in government funding of research and development, including any reductions in funding to the U.S. National Institutes of Health may impact our business, as could changes in government programs that provide funding to research institutions and companies, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of time of the funding process. Disruptions at the FDA and such other agencies may also slow the time necessary for new products, or modifications to authorized products, to be reviewed and/or authorized by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, during the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any resurgence of COVID-19 or emergence of new variants may lead to further inspectional delays. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could adversely affect our business.

Future legislation in the United States, Europe or other countries, and/or regulations and policies adopted by the FDA, the EMA or comparable regulatory authorities, may increase the time and cost required for us or any future partners or collaborators to conduct and complete clinical trials of our current or any future product candidates.

The FDA and the EMA have each established regulations to govern the therapeutic product development and approval process, as have other foreign regulatory authorities. The policies of the FDA, the EMA and other regulatory authorities may change. For example, in December 2016, the 21st Century Cures Act (Cures Act) was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation. Additionally, the EMA issued Annex 1: the Manufacture of Sterile Medicinal Products which was effective August 15, 2023, intended to update standards to reflect change in regulatory and manufacturing environments and to remove ambiguity and inconsistencies in regulations governing the manufacture of sterile medicinal products. We cannot predict what if any effect the Cures Act, Annex 1 or any existing or future guidance from the FDA, EMA or other regulatory authorities will have on the development of DM199 or any future product candidate.

Risks Related to Our Reliance on Third Parties

We rely and will continue to rely on third parties to support the planning, execution and/or monitoring of our preclinical and clinical trials, and their failure to perform as required could cause delays in completing our product development and substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vitro and in vivo studies in specific disease models, pharmacology and toxicology studies and assay development. Clinical development activities include trial design, regulatory submissions, clinical site and patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, including as a result of staffing disruptions, our development programs may face delays. Further, if any of these third parties fail to perform as we expect or if their work fails to meet regulatory requirements, our clinical testing could be delayed, cancelled or rendered ineffective. For example, our prior contract research organization that we engaged to assist with our ReMEDy2 trial did not perform as we anticipated, thereby adversely affecting the conduct of the trial and resulting in delays in site activation and enrollment. No assurance can be provided that will not have similar issues with CROs that we have engaged to assist with the trial in non-U.S. jurisdictions. In addition, in connection with a prior clinical trial, we commenced litigation against Pharmaceutical Research Associates Group B.V., which was acquired by ICON plc (PRA Netherlands), as a result of its handling of a double-blinded, placebo-controlled, single-dose and multiple-dose study to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and proof of concept of DM199 in healthy subjects and in patients with Type 2 diabetes mellitus, as described later in this report.

We rely extensively on contract development and manufacturing organizations (CDMOs) for the manufacture and testing of DM199 under current good manufacturing procedures (cGMP), and we are subject to many manufacturing risks, any of which could substantially increase our costs and/or limit supply of DM199.

We require the services of third-party CDMOs to provide process development, analytical method development, formulation development, and manufacturing. We do not have, and do not currently plan to acquire or develop, the facilities or capabilities to manufacture and test bulk drug substance or filled drug product for use in clinical trials or commercialization. As a result, we rely completely on CDMOs, which entails risks to which we would not be subject if we manufactured DM199 or any potential future product candidates or products ourselves, including risks related to reliance on third parties for availability of drug product to use in our clinical trials and for regulatory compliance and quality assurance with respect to such drug product, the possibility of breach of the manufacturing agreement by third parties because of factors beyond our control (including a failure to manufacture DM199 and any potential future product candidates) and the possibility of termination or nonrenewal of agreements by third parties, based on their own business priorities, at a time that is costly or damaging to us.

DM199 is a biologic, and the manufacture and testing of biologic products is complex, highly regulated and requires significant expertise and capital investment, including the development of advanced manufacturing techniques, process controls, and advanced analytical testing capability. As a result, the manufacture and testing of our product candidate is subject to many risks, including the following, some of which we may experience:

- product loss or other negative consequences due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, shortages of qualified personnel or improper delivery or storage conditions;

- difficulties with product yields, quality control release testing, including challenges related to analytical method development and the qualification and implementation of those methods for release testing, which can delay availability of clinical trial materials;

- challenges with long-term stability of our product candidate and products at reasonable and expected storage conditions;

- challenges with comparability of product made following changes in the manufacturing process such as a change in the manufacturing facility, scale-up, changes in the storage container used for drug product, or other changes; control release testing, including challenges related to analytical method development and the qualification and implementation of those methods for release testing, which can delay availability of clinical trial materials;

- challenges with comparability of product made following changes in the manufacturing process such as a change in the manufacturing facility, scale-up, changes in the storage container used for drug product, or other changes;

- the negative consequences of failure to comply with strictly enforced federal, state and foreign regulations;

- major deviations from normal manufacturing processes, which may result in reduced production yields, product defects and other supply disruptions;

- the presence of microbial, viral or other contaminants discovered in our product candidate or in the manufacturing facilities in which it is made, which can necessitate closure of facilities for an extended period of time to investigate and eliminate the contamination;

- the negative consequences of our CDMOs' failure to be approved for commercial production following an audit by regulatory authorities, by us or by our partners;

- our CDMOs' changing strategies and/or competing business priorities, which can affect the availability of facilities where we intend to manufacture our product candidate;

- the possible termination or nonrenewal of agreements by our CDMOs at a time that is costly or inconvenient for us; and

- our CDMOs' manufacturing facilities being adversely affected by labor, raw material and component shortages, turnover of qualified staff or financial difficulties of their owners or operators, including as a result of natural disasters, cyber attacks, power failures, local political unrest or other factors.

We cannot ensure that issues relating to the manufacture or testing of our product candidates, such as those described above, will not occur now or in the future. If we or our CDMOs experience any such issues there could be a shortage of drug substance or drug product for use in our clinical trials, which could delay clinical and regulatory timelines significantly and have an adverse effect on our business.

In addition, to date, DM199 has been manufactured and tested by our drug substance and drug product CDMOs solely for clinical trials. We intend to continue to use CDMOs for these purposes, and also for the supply of larger quantities that may be required to conduct larger, later clinical trials and for commercialization if we advance our product candidates through regulatory approval and to commercialization. These manufacturers may not have sufficient manufacturing capacity and may not be able to scale up the production of drug substance or drug product in the quantities we need and at the level of quality required in a timely or effective manner, or at all. In particular, there is increased competition in the biotechnology industry for CDMO manufacturing slots and other capabilities generally, which may have a negative impact on the availability of manufacturing capacity and therefore our ability to supply clinical trial materials for planned, ongoing or expanded clinical trials or commercialization.

The scale up and validation of the manufacturing processes in the CDMOs' facilities to manufacture larger quantities or different formats, such as a pre-filled syringe, involve complex activities and coordination. Scale up and process validation activities entail risks such as process reproducibility and robustness, stability of in-process intermediates, product quality consistency and other technical challenges. We may be unable to scale up or validate our manufacturing processes, which can be expensive and time-consuming and could delay the initiation or completion of our clinical trials.

Similarly, we or our CDMOs may make changes to our manufacturing processes at various points in product development for many reasons, including changing manufacturing facilities, scaling up, facility fit, raw material or component availability, improving process robustness and reproducibility, decreasing processing times, changing the storage container, or others. In some circumstances, we may fail to demonstrate that the product from the new process is comparable to product from the prior process and we may be required to perform additional bridging studies, animal or human studies to demonstrate that the product used in earlier clinical trials are comparable to the product we intend to use in later trials or later stages of an ongoing trial. These efforts are expensive and, if required, there is no assurance that they will be successful, which could impact our ability to continue or initiate clinical trials in a timely manner, or at all, and could require the conduct of additional clinical trials.

We currently have a single source of supply for our drug substance and for our drug product. Single sourcing minimizes our leverage with our CDMOs, who may take advantage of our reliance on them to increase the pricing of their manufacturing services or require us to change our intended manufacturing plans based on their strategies and priorities. Single sourcing also imposes a risk of interruption or delays in supply in the event of manufacturing, quality or compliance difficulties and/or other difficulties in timely supplying us with materials. We do not currently have arrangements in place for redundant supply for drug substance or drug product. If one of our suppliers fails or refuses to supply us for any reason or we otherwise choose to engage a new supplier for DM199 or any of our future product candidates, including a second-source supplier to mitigate the risks of single-source supply, it would take a significant amount of time and cost to implement and execute the necessary technology transfer to, and qualification of, a new supplier. If there are any delays in qualifying new suppliers or facilities or a new supplier is unable to meet the requirements of the FDA or comparable foreign health, there could be a shortage of drug substance or drug product which could impact our ability to continue or initiate clinical trials in a timely manner.

If our CDMOs are unable to source certain raw materials and components from their supplier and if they must obtain such materials from a different supplier, additional testing, and regulatory approvals, may be required, which may negatively impact manufacturing timelines. Any significant delay in the acquisition or decrease in the availability of these materials, components or other items, or failure to successfully qualify alternative materials or components, could considerably delay the manufacture of our current or future product candidates, which could adversely impact the timing or completion of any ongoing and planned trials or the timing of regulatory approvals, if any, for our product candidates.

In addition, our CDMOs' facilities and operations may be adversely affected by labor, raw material and component shortages, high turnover of staff and difficulties in hiring trained and qualified replacement staff and the operations of our CDMOs may be requisitioned, diverted or allocated by U.S. or foreign government orders such as under emergency, disaster and civil defense declarations. Changes in economic conditions, supply chain constraints, labor, raw material and component shortages and steps taken by governments and central banks could also lead to higher inflation than previously experienced or expected, which could, in turn, lead to an increase in costs.

If any CDMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CDMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CDMO and we may have difficulty, or there may be contractual restrictions prohibiting us from transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CDMOs for any reason, we will be required to verify that the new CDMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We would also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CDMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CDMO may possess technology related to the manufacture of our product candidate that such

CDMO owns independently. This would increase our reliance on such CDMO or require us to obtain a license from such CDMO in order to have another CDMO manufacture our product candidates.

Future development collaborations are expected to be important to us. If we are unable to enter into or maintain these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We intend to collaborate with pharmaceutical, biotechnology and other companies and organizations for the future development, funding and/or commercialization of DM199. We face significant competition in seeking appropriate collaborators or partners. Our ability to reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator's or partner's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's or partner's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators or partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of and/or seek alternative means to commercialize our DM199 product candidate resulting in, among other things, reducing or delaying our development program, delaying our potential development schedule, or reducing the scope of research activities. If we fail to enter into one or more collaborations and do not have sufficient funds or expertise to undertake the necessary development or commercialization activities, we may not be able to continue or further develop DM199 and our business may be materially and adversely affected.

Future collaborations we may enter into may involve significant risks, including, among others:

- collaborators may have significant discretion in determining the efforts and resources that they will apply to the collaboration;

- collaborators may not perform their obligations as expected;

- changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, may divert resources or create competing priorities;

- collaborators may insist upon our relinquishment of certain rights with respect to our product candidates;

- collaborators may delay nonclinical or clinical development, provide insufficient funding for product development of targets selected by us, stop or abandon nonclinical or clinical development for a product candidate, or repeat or conduct new nonclinical and clinical development for a product candidate;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed than our products;

- product candidates discovered in collaboration with us may be viewed by our future collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development of our product candidates;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the preclinical or clinical development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly maintain or defend our intellectual property rights or intellectual property rights licensed to us or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

- collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If a collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and the way we are perceived in the business and financial communities could be adversely affected.

If our collaborations do not result in the successful development of DM199, or any future product candidate, development could be delayed, and we may need additional resources to develop DM199 or any future product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this report also apply to the activities of our future collaborators.

Our inability to maintain contractual relationships with physicians could have a negative impact on our research and development.

We maintain contractual relationships with respected physicians in hospitals and universities who assist us in the design and conduct of our clinical trials and interpretation of trial results. If we are unable to enter into and maintain these relationships, our ability to develop, obtain required regulatory approvals for, and market our DM199 or any future product candidate could be adversely affected. In addition, it is possible that U.S. federal and state and international laws requiring us to disclose payments or other transfers of value, such as gifts or meals, to surgeons and other healthcare providers could have a chilling effect on the relationships with individuals or entities that may, among other things, want to avoid public scrutiny of their financial relationships with us.

Risks Related to Intellectual Property

We could lose important intellectual property rights that we currently license from a third party if we fail to comply with our obligations under the license agreements under which we license intellectual property rights from this third party or otherwise experience disruptions to our business relationships with our licensor.

We are a party to a license agreement relating to an expression system and cell line for use in the production of DM199 and DM300. We may need to obtain additional licenses from others to advance our R&D activities or allow the commercialization of DM199 or any other product candidates we may identify and pursue. Future license agreements may impose various development, diligence, commercialization and other obligations on us. If any of our current or future in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain access to technologies that are material to our business, and we may be required to cease our development and commercialization of DM199 or other product candidates that we may identify or to seek alternative manufacturing methods. However, suitable alternatives may not be available or the development of suitable alternatives may result in a significant delay in our commercialization of DM199. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including, among others:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which, our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent and other rights under our collaborative development relationships;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from a third party are complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be unable to adequately protect our technology and enforce our intellectual property rights and our competitors may take advantage of our development efforts or acquired technology and compromise our prospects for marketing and selling DM199 or any future product candidate.

We believe that patents and other proprietary rights are key to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of DM199 or any future product candidate. We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications, both to refine our own patent strategy and to monitor the landscape related to our technology.

Our success depends, in part, on our ability to secure and protect our intellectual property rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us. We have a number of patents, patent applications and rights to patents related to our compounds, product candidates and technology, but we cannot be certain that they will be enforceable or provide adequate protection or that pending patent applications will result in issued patents.

To the extent that development, manufacturing and testing of our product candidates is performed by third-party contractors, such work is performed pursuant to fee for service contracts. Under the contracts, all intellectual property, technology know-how and trade secrets related to our product candidate arising under such agreements are our exclusive property and must be kept confidential by the contractors. It is not possible for us to be certain that we have obtained from the contractors all necessary rights to such technologies. Disputes may arise as to the scope of the contract or possible breach of contract. No assurance can be given that our contracts will be enforceable or would be upheld by a court.

The patent positions of pharmaceutical and biotechnology firms, us included, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Therefore, it is not clear whether our pending patent applications will result in the issuance of patents with commercially meaningful protections or at all, or whether we will develop additional proprietary products which are patentable. Part of our strategy is based on our ability to secure a patent position to protect our technology. There is no assurance that we will be successful in this approach and failure to secure adequate patent protection may have a material adverse effect upon us and our financial condition. Also, we may fail in our attempt to commercialize products using currently patented or licensed technology without having to license additional patents. Moreover, it is not clear whether the patents issued or to be issued will provide us with any competitive advantages or if any such patents will be the target of challenges by third parties, whether the patents of others will interfere with our ability to market our products, or whether third parties will circumvent our patents by means of alternate processes. Furthermore, it is possible for others to develop products that have the same effect as our product candidates or technologies on an independent basis or to design around technologies patented by us. Patent applications relating to or affecting our business may have been filed by pharmaceutical or biotechnology companies or academic institutions. Such applications may conflict with our technologies or patent applications and such conflict could reduce the scope of patent protection that we could otherwise obtain or even lead to the rejection of our patent applications. There is no assurance that we can enter into licensing arrangements on commercially reasonable terms or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products or production technologies. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our product candidates or even lead to us being prevented from pursuing the development, manufacture or sale of certain products. Moreover, we could potentially incur substantial legal costs in defending legal actions that allege patent infringement, or by initiating patent infringement suits against others. It is not possible for us to be certain that we are the creator of inventions covered by pending patent applications or that we were the first to invent or file patent applications for any such inventions. While we have used commercially reasonable efforts to obtain assignments of intellectual property from all individuals who may have created materials on our behalf (including with respect to inventions covered by our patents and pending patent applications), it is not possible for us to be certain that we have obtained all necessary rights to such materials. No assurance can be given that our patents, or patent applications if issued, would be upheld by a court, or that a competitor's technology or product would be found to infringe on our patents. Moreover, much of our technology know-how that is not patentable may constitute trade secrets. Therefore, we require our employees, consultants, advisors and collaborators to enter into confidentiality agreements either as stand-alone agreements or as part of their employment or consulting contracts. However, no assurance can be given that such agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of confidential information. Also, while we have used commercially reasonable efforts to obtain executed copies of such agreements from all employees, consultants, advisors and collaborators, no assurance can be given that executed copies of all such agreements have been obtained.

We or a future partner may require additional third-party licenses to effectively develop, manufacture and commercialize DM199, or any future product candidate, and such licenses might not be available on commercially acceptable terms, or at all.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our product candidates, we or any future collaborator, would be required to seek licenses from the holders of these patents in order to manufacture, use or sell our product candidates, and payments under them would reduce profits from our product candidates. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms, or at all. There may be patents in the United States or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to develop, manufacture and market our product candidates and have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent law and its interpretation could diminish the value of our patents in general, thereby impairing our ability to protect DM199 or any future product candidate.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming, and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or any licensors' or collaborators' ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, the U.S. Patent and Trademark Office (USPTO) and the European Patent Office (EPO), the laws and regulations governing patents could change in unpredictable ways that would weaken our or any licensors' or collaborators' ability to obtain new patents or to enforce existing patents and patents we or any licensors or collaborators may obtain in the future. Changes in either the patent laws or interpretation of the patent laws in the United States or other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents.

Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could, therefore, be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or any licensor were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or any licensor's patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent in USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property litigation may be expensive, time consuming and may cause delays in the development, manufacturing and commercialization of DM199 or any future product candidate.

Third parties may claim that we are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights or otherwise to protect our proprietary information and to prevent its disclosure, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is in our favor. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability (including treble damages and attorneys' fees if we are found to have willfully infringed) and require us or any third-party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we would prevail in any of these types of actions or that any required license would be available on commercially acceptable terms or at all. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

Competitors may infringe on our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Moreover, similar challenges may be made by third parties outside the context of litigation, e.g., via administrative proceedings such as post grant or inter partes review in the United States or via oppositions or other similar proceedings in other countries/regions.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation, validity or enforceability, interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation or such other proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the market price of our common shares.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop and manufacture our DM199 product candidate, we may share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, employment or consulting agreements or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees, and consultants to publish data potentially relating to our trade secrets. In the future, we may also conduct joint R&D programs which may require us to share trade secrets under the terms of R&D collaboration or similar agreements. We cannot be certain that our current or any future agreements have been or will be entered into with all relevant parties. Moreover, despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. Trade secrets can be difficult to protect. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secrets. A competitor's discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect the competitive position of DM199 or any future product candidate for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Certain extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees' former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Risks Related to Human Capital Management

We rely heavily on the capabilities and experience of our key executives and clinical personnel and advisors; and the loss of any of them could affect our ability to develop DM199 or any future product candidate.

We depend heavily on members of our management team and certain other key personnel, including in particular our clinical personnel. We also depend on our clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we continue to expand our activities and seek regulatory approvals for clinical trials and eventually our DM199 product candidate. We enter into agreements with scientific and clinical collaborators and advisors, key opinion leaders, and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions that will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions and other organizations. We cannot predict our success in hiring or retaining the personnel we require for our continued growth. The loss of the services of any of our key executive officers and clinical personnel and advisors could potentially harm our business, operating results or financial condition.

We will likely need to expand our operations and increase the size of our Company and we may experience difficulties in managing our growth.

As we advance our DM199 product candidate through clinical trials and develop future product candidates, we have expanded our product development, scientific, clinical, regulatory and compliance, and administrative headcount. As of December 31, 2025, we had 35 full time employees, compared to 28 full time employees, as of December 31, 2024. In addition, to continue to meet our obligations as a U.S. public reporting company, we will likely need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

- successfully attract and recruit new employees with the expertise and experience we require;
- manage our clinical programs effectively, which have been and will continue to be conducted at numerous clinical sites;
- develop a marketing, distribution and sales infrastructure if we seek to market our products directly; and
- continue to improve our operational, manufacturing, quality assurance, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

Risks Related to the Future Commercialization of DM199 or Any Future Product Candidate

The successful commercialization of DM199 or any future product candidate, if approved, will depend on achieving market acceptance and we may not be able to gain sufficient acceptance to generate significant revenue.

Even if DM199 or any future product candidate is successfully developed and receives regulatory approval, it may not gain market acceptance among physicians, patients, third-party payers, such as private insurers or governments and other funding parties. The degree of market acceptance for DM199 or any product candidate we develop will depend on a number of factors including, among others:

- demonstration of sufficient clinical efficacy and safety;

- the prevalence and severity of any adverse side effects;

- limitations or warnings contained in the product's approved labeling;

- cost-effectiveness and availability of acceptable pricing;

- the availability of alternative treatment methods and the superiority of alternative treatment methods;

- the effectiveness of marketing and distribution methods and support for the product; and

- coverage and reimbursement policies of government and third-party payers to the extent that the product could receive regulatory approval but not be approved for coverage by or receive adequate reimbursement from government and quasi-government agencies or other third-party payers.

If we fail to obtain coverage and adequate reimbursement for DM199 or any future product candidate, its revenue-generating ability will be diminished and there is no assurance that the anticipated market for the product will develop or be sustained.

Our or any future partner's ability to successfully commercialize DM199 or any future product candidate will depend, in part, on the extent to which coverage of and adequate reimbursement for such product and related treatments will be available from governmental health payer programs at the federal and state levels, including Medicare and Medicaid, private health insurers, managed care plans and other organizations. No assurance can be given that third-party coverage or adequate reimbursement will be available that will allow us or any future partner to obtain or maintain price levels sufficient for the realization of an appropriate return on our investment in product development. Coverage and adequate reimbursement are critical to new product acceptance by healthcare providers. There is no uniform coverage and reimbursement policy among third-party payers in the United States; however, private third-party payers may follow Medicare coverage and reimbursement policy in setting their own coverage policy and reimbursement rates. Additionally, coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are or subsequently become available. Even if coverage is obtained for DM199 or any future product candidate, the related reimbursement rates might not be adequate to make the product attractive to providers, or may require patient cost sharing (e.g., copayments and/or deductibles) that patients find unacceptably high. In addition, healthcare reform and controls on healthcare spending may limit coverage of the product and the price we charge and get paid for the product and the volumes thereof that we can sell. Patients are unlikely to use DM199 or any future product candidate unless coverage is provided and reimbursement is adequate to cover a significant portion of its cost.

Outside of the United States, the successful commercialization of DM199 or any future product candidate will depend largely on obtaining and maintaining government coverage, because in many countries, patients are unlikely to use prescription drugs that are not covered by their government healthcare programs. Negotiating coverage and reimbursement with governmental authorities can delay commercialization by 12 months or more. Coverage and reimbursement policies may adversely affect our or a future partner's ability to sell DM199 or any future product candidate on a profitable basis. In many international markets, governments control the prices of prescription pharmaceuticals, including through the implementation of reference pricing, price cuts, rebates, revenue-related taxes and profit control, and we expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase.

We or any future partner will likely face competition from other biotechnology and pharmaceutical companies, many of which have substantially greater resources, and our DM199 product candidate may face competition sooner than expected and our financial condition and operations will suffer if we fail to compete effectively.

Technological competition is intense in the industry in which we operate. Development of new, potentially competitive therapies comes from pharmaceutical companies, biotechnology companies and universities, as well as companies that offer non-pharmaceutical solutions. Many of our competitors have substantially greater financial and technical resources; more extensive R&D capabilities; and greater marketing, distribution, production and human resources than we do. Moreover, competitors may develop products more quickly than us and may obtain regulatory approval for such products more rapidly than we do. Products and processes which are more effective than those that we intend to develop may be developed by our competitors. R&D by others may render our product candidates non-competitive or obsolete.

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Our DM199 product candidate may face competition sooner than expected.

We believe that DM199 could qualify for 12 years of data exclusivity in the United States under the Biologics Price Competition and Innovation Act of 2009. Under the BPCIA, an application for a biosimilar product, or abbreviated BLA, cannot be submitted to the FDA until four years, or if approved by the FDA, until 12 years, after the original reference product is approved under a BLA. The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing reference product. Any such approvals could have a material adverse effect on the future commercial prospects for DM199 or any future product candidate that is a biologic. There is also a risk that the U.S. Congress could repeal or amend the BPCIA to shorten this exclusivity period, potentially creating the opportunity for biosimilar competition sooner than anticipated after the expiration of our patent protection.

Even if, as we expect, our DM199 product candidate is considered to be a reference product eligible for 12 years of exclusivity under the BPCIA, another company could market competing products if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the products. Moreover, an amendment or repeal of the BPCIA could result in a shorter exclusivity period for our DM199 product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our estimates of the market opportunity for our DM199 product candidate for the treatment of AIS, PE and any other indications we choose to pursue or any other product candidates we develop are based on a number of assumptions and may prove to be inaccurate. The actual market may be smaller than we believe, which would adversely affect our business, prospects, operating results and financial condition.

Our ReMEDy2 trial excludes patients who are eligible to receive mechanical thrombectomy, specifically participants with large vessel occlusions in the intracranial carotid artery or the M1 segment of the middle cerebral, vertebral or basilary arteries or those that are otherwise eligible for MT. As a result of our recent protocol amendment for the ReMEDy2 trial, participants treated with tPA or TNK, (thrombolytic agents) intended to dissolve blood clots, are now eligible for participation if they continue to experience a persistent neurological deficit after receiving thrombolytic treatment and meet all other trial criteria, including repeat brain imaging to assess any hemorrhagic (bleeding) transformation. We believe the ReMEDy2 trial population is representative of the approximately 80% of AIS patients who do not have treatment options today, primarily due to the limitations on treatment with tPA/TNK and/or MT.

We estimate total addressable markets for our DM199 product candidate for the treatment of AIS, PE and any other indications we choose to pursue or any other product candidates we develop. Our estimates and forecasts are based on a number of complex assumptions, internal and third-party estimates in published literature, and other business data, including assumptions and estimates relating to our ability to manage operating expenses of, invest in, and develop and generate revenue from DM199 or any other product candidates we develop in the future. While we believe our assumptions and the data underlying our estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and metrics. Consequently, our estimates of the total addressable markets and our forecasts of market growth may prove to be incorrect. For example, if the annual total addressable markets or the potential market growth is smaller than we have estimated or if the key business metrics we utilize to forecast commercial opportunities are inaccurate, it may have an adverse effect on our business, prospects, operating results and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile and may continue to be volatile.

Our common shares trade on The Nasdaq Capital Market under the trading symbol "DMAC." During 2025, the sale price of our common shares ranged from $3.19 to $10.42 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy and in the financial markets, industry related developments in the overall biotech and pharmaceutical sectors, and the impact of material events and changes in our operations, such as our progress in our clinical trials, results thereof, operating results and financial condition. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We do not have a history of a very active trading market for our common shares.

During 2025, the daily trading volume of our common shares ranged from approximately 24,100 shares to 3,185,200 shares. Although we anticipate a more active trading market for our common shares in the future, we can give no assurance that a more active trading market will develop or be sustained. If we do not have an active trading market for our common shares, it may be difficult for you to sell our common shares at a favorable price or at all.

We may issue additional common shares resulting in share ownership dilution.

Future dilution will likely occur due to anticipated future equity issuances by us. To the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted. As of December 31, 2025, we had the ability to sell $86.2 million of our common shares under our At-the-Market sales agreement with TD Cowen. In addition we had outstanding options to purchase 6,502,444 common shares, deferred stock units representing 164,770 common shares and 1,601,791 common shares reserved for future issuance in connection with future grants under the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan and the DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan and options to purchase 362,410 common shares and deferred stock units representing 9,745 common shares under our prior equity compensation plans. If these or any future outstanding options or deferred stock units are exercised or otherwise converted into our common shares, our shareholders will experience additional dilution.

If there are substantial sales of our common shares or the perception that such sales may occur, the market price of our common shares could decline.

Sales of substantial numbers of our common shares, or the perception that such sales may occur, could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders who exercise their warrants or stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We are a "smaller reporting company," and because we have opted to use the reduced disclosure requirements available to us, certain investors may find investing in our common shares less attractive.

We are currently a "smaller reporting company" under the U.S. federal securities laws and, as such, are subject to scaled disclosure requirements afforded to such companies. For example, as a smaller reporting company, we are subject to reduced executive compensation disclosure requirements. Our shareholders and investors may find our common shares less attractive as a result of our status as a "smaller reporting company" and our reliance on the reduced disclosure requirements afforded to these companies. If some of our shareholders or investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the market price of our common shares may be more volatile.

A limited number of shareholders possess substantial voting power and could limit other shareholders' ability to influence the outcome of key transactions, including changes of control.

As of December 31, 2025, four holders of greater than five percent of our common stock collectively beneficially owned shares constituting approximately 47.6% and individually or collectively could be able to influence significantly all matters requiring approval by our shareholders, including elections of directors and the approval of mergers or other significant corporate transactions. These shareholders may have interests that differ from those of other shareholders, and they may vote in ways with which other shareholders disagree, potentially adverse to their interests. The concentration of ownership of our common stock may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our Company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also influence the completion of a change in control that may not be in the best interests of all of our shareholders.

Risks Related to Our Jurisdiction of Organization

We are governed by the corporate laws of British Columbia, which in some cases have a different effect on shareholders than the corporate laws in effect in the United States.

We are a British Columbia corporation. Our corporate affairs and the rights of holders of our common shares are governed by the BCBCA and applicable securities laws, which laws may differ from those governing a company formed under the laws of a United States jurisdiction. The provisions under the BCBCA and other relevant laws may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction and may, together with our Notice of Articles and Articles, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and the Delaware General Corporation Law (DGCL), by way of example, that may be of most interest to shareholders include the following:

- for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our Notice of Articles), the BCBCA, subject to the provisions of our Articles, generally requires two-thirds majority vote by shareholders; whereas, the DGCL generally only requires a majority vote of shareholders;

- under the BCBCA, a holder of 5% or more of our common shares can requisition a special meeting at which any matters that can be voted on at our annual meeting can be considered; whereas, the DGCL does not give this right;

- our Articles require two-thirds majority vote by shareholders to pass a resolution for one or more directors to be removed; whereas the DGCL only requires the affirmative vote of a majority of the shareholders; and

- our Articles may be amended by resolution of our directors to alter our authorized share structure, including to (a) subdivide or consolidate any of our shares and (b) create additional classes or series of shares; whereas, under the DGCL, a majority vote by shareholders is generally required to amend a corporation's certificate of incorporation and a separate class vote may be required to authorize alternations to a corporation's authorized share structure.

We cannot predict if investors find our common shares less attractive because of these material differences. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We were classified as a "passive foreign investment company" in 2025, 2024 and 2023 and certain other prior years and may be so classified in the current and/or future taxable years, which may have adverse U.S. federal income tax consequences for U.S. shareholders and adversely affect the level of interest in our common shares by U.S. investors.

General Rule. For any taxable year in which 75% or more of our gross income, including our pro rata share of the gross income of any corporation in which we are considered to own at least 25% of the shares by value, is passive income, or at least 50% of the value of our assets, including our pro rata share of the assets of any corporation in which we are considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income, we would be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes.

The tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our common shares, and the amount and type of our gross income. Based on these tests, we believe that we were a PFIC for the taxable year ended December 31, 2016 and again for each of the taxable years ended December 31, 2022, 2023, 2024[, and December 31, 2025]. Our status as a PFIC is a fact-intensive determination made for each taxable year, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2026 or for future taxable years.

If we are or were classified as a PFIC for any taxable year during which a U.S. Holder (as defined in "— *Certain U.S. Federal Income Tax Considerations — U.S. Holders*") holds our common shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain "excess distributions" and additional reporting requirements. Please see the section entitled *"— Certain U.S. Federal Income Tax Considerations — U.S. Holders – Passive Foreign Investment Company Considerations*" for a more detailed discussion with respect to our potential PFIC status. U.S. Holders are urged to consult their tax advisors regarding our PFIC status for any taxable year and the possible application of the PFIC rules to an investment in our common shares, including the availability and the advisability of making certain elections under the PFIC rules.

It may be difficult for non-Canadian shareholders or investors to obtain and enforce judgments against us because of our organization as a British Columbia corporation.

We are a corporation governed by the BCBCA. Two of our directors are residents of Canada, and all or a substantial portion of their assets, and a small portion of our assets, are located outside the United States. Consequently, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, and officers under the United States federal securities laws. Our shareholders and other investors should not assume that British Columbian or Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, or officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state or jurisdiction of the United States, or (ii) would enforce, in original actions, liabilities against us or such directors, or officers predicated upon the United States federal securities laws or any securities or "blue sky" laws of any state or jurisdiction of the United States. In addition, the protections afforded by the securities laws of British Columbia or Canada may not be available to our shareholders or other investors in the United States.

General Risk Factors

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated number of clinical sites and pace of enrollment and the timing of the interim analysis for our ReMEDy2 trial and the timing of completion of the PE trial. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ significantly from what has been publicly disclosed. The projected timing of events

such as the anticipated number of clinical sites and pace of enrollment for our ReMEDy2 trial or the filing of an application to obtain regulatory approval or an announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing or events that we anticipate may occur as a result of different factors, including regulatory actions, the nature of the results obtained during a clinical trial or during a research phase, problems with a CDMO or CRO, health crises, epidemics or pandemics, full or partial clinical holds that may be imposed by the FDA or any other event having the effect of delaying the publicly announced timeline or leading to results that are different from what we expect. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones or changes in other events of which we anticipate could have a material adverse effect on our business plan, financial condition or operating results, and the trading price of our common shares.

If securities or industry analysts do not continue to publish research or reports about our business, or publish negative reports about our business, the market price of our common shares and trading volume could decline.

The market price and trading volume for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our common shares or negatively change their opinion of our common shares, the market price of our common shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common shares or trading volume to decline.

We, or our third-party contract research organizations or consultants, may be subject to information technology (IT) systems failures, network disruptions, breaches in data security and computer crime and cyber-attacks, which could result in a material disruption of our product candidates' development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are dependent upon IT systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party consultants who have access to our confidential information.

IT system failures, network disruptions, breaches of data security and sophisticated and targeted computer crime and cyber-attacks could disrupt our operations by impeding our development programs, including delays in our clinical trials, the manufacture or shipment of our drug product candidate or other clinical supplies, the processing of transactions or reporting of financial results, or by causing an unintentional disclosure of confidential information. Despite our security measures, our IT and infrastructure may be attacked by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. In the ordinary course of our business, we collect and store sensitive data on our network, including intellectual property, proprietary business information, and personal information of our business partners and employees. Despite our efforts to protect sensitive, confidential or personal data or information, our facilities and systems and those of our third-party service providers may experience security breaches, theft, misplaced or lost data, programming and/or human errors that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, clinical trials and results of operations. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate for these events on a timely basis, we may suffer interruptions in our ability to manage our clinical trials and other operations. In addition, we and the third parties on which we rely may be more susceptible to security breaches and other security incidents due to many of our and their employees working remotely for some portion of time. While management has taken steps to address these concerns by conducting employee training, implementing certain data and system redundancy, hardening and fail-over along with other network security, comprehensive monitoring of our networks and systems, maintenance of backup and protective systems and other internal control measures, there can be no assurance that the measures we have implemented to date would be sufficient in the event of a system failure, loss of data or security breach. Because the techniques used to obtain unauthorized access change frequently and can be difficult to detect, anticipating, identifying or preventing these intrusions or mitigating them if and when they occur may be challenging. Although we have been the target of cyber attacks and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication, the aggregate impact of these attacks on our operations and financial condition has not been material. However, in light of the fact that cybersecurity threats have been rapidly evolving in sophistication and prevalence, no assurance can be provided that we will not become subject to future attacks, especially when our cybersecurity protection is dependent at least to some extent on the lack of human error. SEC rules related to cybersecurity risk management may further increase our regulatory burden and the cost of compliance in such events. As a result, in the event of such a failure, loss of data or security breach, our financial condition and operating results could be adversely affected.

We currently use limited traditional and generative artificial intelligence (AI) solutions for certain administrative and other functions. We may incorporate additional AI solutions into our information systems in the future and these solutions may become important in our operations over time. The ever-increasing use and evolution of technology, including cloud-based computing and AI, creates opportunities for the potential loss or misuse of personal data that we use to run our business, and unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers' systems, portable media or storage devices, which may result in significantly increased business and security costs, a damaged reputation, administrative penalties, or costs related to defending legal claims.

We could be subject to securities class action litigation, which is expensive and could divert management attention.

In the past, securities class action litigation has often been brought against a company following a significant decline or increase in the market price of its securities or certain significant business transactions. We may become involved in this type of litigation in the future, especially if our clinical trial results are not successful or we enter into an agreement for a significant business transaction. If we face such litigation, it could result in substantial costs and a diversion of management's attention and our resources, which could harm our business. This is particularly true in light of our limited securities litigation insurance coverage.

Our insurance policies are expensive and protect us only from certain business risks, which could leave us exposed to significant uninsured liabilities. Additionally, future fluctuations in insurance cost and availability could adversely affect our operating results or risk management profile.

We hold a number of insurance policies, including, but not limited to, product and general liability insurance, directors' and officers' liability insurance, property insurance, and workers' compensation insurance. The costs of maintaining adequate insurance coverage, most notably directors' and officers' liability insurance, have increased significantly in the past and could do so again in the future, thereby adversely affecting our operating results. If such costs increase, we may be forced to accept lower coverage levels and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash, which could adversely affect our business. Future potential directors and officers could view our directors' and officers' liability insurance coverage as limited or even inadequate. Limited directors' and officers' liability insurance coverage, or the perception that our directors' and officers' liability insurance coverage is inadequate, may make it difficult to attract and retain directors and officers, and we may lose potential independent board members and management candidates to other companies that have more extensive directors' and officers' liability insurance coverage. In addition, if any of our current insurance coverages should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers.

The widespread outbreak of communicable diseases could delay our clinical trials and otherwise materially and adversely affect our business, operating results and financial condition.

We face risks related to health epidemics or outbreaks of communicable diseases, for example, the outbreak around the world of the highly transmissible and pathogenic coronavirus COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. Many countries around the world may impose quarantines and restrictions on travel and mass gatherings to slow the spread of communicable diseases and close non-essential businesses. Such events may result in a period of business, supply and drug product manufacturing disruption, and in reduced operations, any of which could delay our clinical trials and materially affect our business, operating results and financial condition.

A pandemic or outbreak could result in difficulty securing additional clinical trial site locations, and adversely affect the ability of investigators and other study staff enrolling participants and may also adversely impact the ability of activities of CROs, trial monitors, laboratories and other critical vendors and consultants supporting our clinical trials. The potential negative impacts also include the inability to have study visits at trial sites, incomplete collection of safety and efficacy data, and higher rates of drop-out of subjects from ongoing trials, delays in site entry of study data into the data base, delays in monitoring of trial data because of restricted physical access to sites, delays in site responses to queries, delays in data-base lock, delays in data analyses, delays in time to top-line data, and delays in completing study reports. In addition, outbreaks or the perception of an outbreak near a clinical trial site location could impact the willingness of participants to enroll in our current or future clinical trials. These situations could cause delays in our clinical trial plans and increase expected costs, all of which could have a material adverse effect on our business, prospects, operating results and financial condition. Additionally, the manufacturing of DM199 and other product candidates, as well as other clinical supplies required to conduct our studies may be delayed by related supply chain issues, specifically supply of raw materials, compounded by international shipping delays.

Further, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital and negatively affect our liquidity. In addition, it could materially affect the value of our common shares.

Our business or the value of our common shares could be negatively affected as a result of actions by activist shareholders.

We value constructive input from our shareholders, and our Board of Directors and management team are committed to acting in the best interests of our shareholders. However, shareholders may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes or acquire control over the Company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors and senior management from the pursuit of business strategies. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist shareholder initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, employees, and joint venture partners, and cause our share price to experience periods of volatility or stagnation.

Item 1B.   Unresolved Staff Comments

This Item 1B is inapplicable to us as a smaller reporting company.

Item 1C.   Cybersecurity

We recognize the importance of identifying, assessing, and managing material risks associated with cybersecurity threats, which risks include, among other things, operational risks, intellectual property theft, fraud, extortion, harm to employees or participants in our clinical trials, and violation of data privacy or security laws. In the ordinary course of our business, we collect and store certain confidential information such as information about our employees, contractors, vendors, suppliers, and clinical data. We augment the capabilities of our people, processes, and technologies in order to address our cybersecurity risks. Our cybersecurity risks, and the controls designed to mitigate those risks, are integrated into our overall risk management governance and are reviewed regularly by our Audit Committee.

Risk Management and Strategy

Identifying, assessing, and managing cybersecurity risk is integrated into our overall enterprise risk management systems and processes. Our cybersecurity risk management program has been developed based upon prevailing security standards and the National Institute of Standards and Technology (NIST) framework for evaluating and responding to potential cybersecurity risks, and addressing cybersecurity threats and incidents to the extent they arise. We have designed our business applications to minimize the impact that cybersecurity incidents could have on our business and have identified back-up systems where appropriate. Security events and data incidents are evaluated, ranked by severity, and prioritized for response and remediation when or if they occur. Incidents are evaluated to determine materiality, as well as operational, business and privacy impact. An important component of this program is employee awareness of and vigilance regarding cybersecurity risks. Our employees receive ongoing cybersecurity awareness trainings, including specific topics related to social engineering, phishing and email fraud.

Recognizing the complexity and evolving nature of cybersecurity threats, incidents and risks, we engage third-party experts, including managed information technology (IT) service providers and cybersecurity consultants, to evaluate and support our risk management systems, monitor potential vulnerabilities, periodically test our cybersecurity controls and procedures, and respond to cybersecurity incidents affecting us, including prompt escalation and communication of major security incidents to legal counsel, senior management and the Audit Committee of our Board of Directors. We utilize advanced technologies for continuous cybersecurity monitoring across our IT environment which are designed to prevent, detect and minimize cybersecurity attacks, as well as alert management of such attacks.,

Governance

The Audit Committee of our Board of Directors is responsible for overseeing our cyber security risk management and strategy, including overseeing management's responsibility to assess, manage and mitigate risks associated with our business and operational activities, to administer our various compliance programs, in each case including cybersecurity concerns, and to oversee our IT systems, processes and data. Our Chief Financial Officer and cybersecurity consultants regularly meet with and provides periodic briefings to our Audit Committee regarding our cybersecurity risks and activities, including any recent cybersecurity incidents, if any, and related responses, and cybersecurity systems testing.

Management has implemented risk management policies and procedures, and management is responsible for the day-to-day cybersecurity risk management. Our Chief Financial Officer is responsible for the day-to-day assessment and management of our cybersecurity risks.

Cybersecurity Threat Disclosure

As of the date of this annual report on Form 10-K, risks from cybersecurity threats including as a result of any previous cybersecurity incidents, have not materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations, or financial condition. However, cybersecurity threats are constantly evolving, becoming more frequent and more sophisticated and are being made by groups of individuals with a wide range of expertise and motives, which increases the difficulty of detecting and successfully defending against them. While we have implemented measures to safeguard our operational and technology systems, the evolving nature of cybersecurity attacks and vulnerabilities means that these protections may not always be effective.

For further discussion of cybersecurity risks, please see Item 1A, "Risk Factors".

Item 2.   Properties

Our principal executive offices, together with our research and development operations, are at the office of our wholly owned subsidiary, DiaMedica USA Inc., located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota, USA 55305. We lease these premises, which consist of approximately 6,000 square feet, pursuant to a lease that expires in January 2028. We believe that our facilities are adequate for our current needs and that suitable additional space will be available if and when needed on acceptable terms.

Item 3.   Legal Proceedings

Resolution of Litigation with Pharmaceutical Research Associates Group B.V.

Beginning in 2018, we initiated legal proceedings against Pharmaceutical Research Associates Group B.V., acquired by ICON plc as of July 1, 2021, (ICON/PRA Netherlands). As previously disclosed, in October 2025, we entered into a Settlement Agreement, pursuant to which the parties agreed to settle any and all disputes, claims, and liabilities that had arisen, or will arise, out of their relationship, past and present, including, but not limited to, the pending legal proceedings.

From time to time, we may be subject to other various ongoing or threatened legal actions and proceedings, including those that arise in the ordinary course of business, which may include employment matters and breach of contract disputes. Such matters are subject to many uncertainties and to outcomes that are not predictable with assurance and that may not be known for extended periods of time. We are not currently engaged in or aware of any threatened legal actions.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed on The Nasdaq Stock Market LLC under the trading symbol "DMAC".

Number of Record Holders

As of March 16, 2026, we had 43 holders of record of our common shares. This does not include persons whose common shares are in nominee or "street name" accounts through brokers or other nominees.

Dividends

We have never declared or paid cash dividends on our common shares and currently do not have any plans to do so in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Additionally, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors. As a result, our shareholders will likely need to sell their common shares to realize a return on their investment and may not be able to sell their shares at or above the price paid for them.

Purchases of Equity Securities by the Company

We did not purchase any common shares or other equity securities of our Company during the fourth quarter ended December 31, 2025.

Recent Sales of Unregistered Equity Securities

We did not sell any unregistered equity securities of our Company during the fourth quarter ended December 31, 2025.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of DiaMedica, other than Canadian withholding tax.

Certain Canadian Federal Income Tax Considerations for U.S. Holders

The following is, as of March 1, 2026, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (Tax Act) generally applicable to a holder of our common shares who, for purposes of the Tax Act and at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) common shares in the course of carrying on a business in Canada, deals at arm's length with us, is not affiliated with us, is not a "specified shareholder" of us (within the meaning of subsection 18(5) of the Tax Act) and holds our common shares as capital property (Holder). A "specified shareholder" for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm's length for the purposes of the Tax Act) owns or has the right to acquire or control 25% or more of the common shares determined on a votes or fair market value basis. Generally, common shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold common shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder, (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) that holds an interest which is a "tax shelter investment" as defined in the Tax Act; or (iv) that has elected to report its tax results in a functional currency other than Canadian currency. Special rules, which are not discussed in this summary, may apply to a Holder that is an "authorized foreign bank" within the meaning of the Tax Act, a partnership or an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act (including the regulations (Regulations) thereunder) in force as of March 1, 2026 and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (CRA) published in writing by the CRA prior to March 1, 2026. This summary takes into account all specific proposals to amend the Tax Act (and the Regulations) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (Tax Proposals) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors regarding the income tax considerations applicable to them having regard to their particular circumstances.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Holder by us are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (US Treaty), the dividend withholding tax rate is generally reduced to 15% (or 5% in the case of a Holder that is a company that beneficially owns at least 10% of our voting shares) in respect of a dividend paid or credited to a Holder beneficially entitled to the dividend who is resident in the United States for purposes of the US Treaty and whose entitlement to the benefits of the US Treaty is not limited by the limitation of benefits provisions of the US Treaty. Holders are urged to consult their own tax advisors to determine their entitlement to relief under the US Treaty or any other applicable tax treaty as well as their ability to claim foreign tax credits with respect to any Canadian withholding tax, based on their particular circumstances.

Disposition of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes or is deemed to constitute "taxable Canadian property" to the Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

In general, provided the common shares are listed on a "designated stock exchange" (which currently includes The Nasdaq Capital Market) at the date of the disposition, the common shares will only constitute "taxable Canadian property" of a Holder if, at any time within the 60-month period preceding the disposition: (i) such Holder, persons with whom the Holder did not deal at arm's length, partnerships in which the Holder or a person with whom the Holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of the Company's share capital; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists. However, and despite the foregoing, in certain circumstances the common shares may be deemed to be "taxable Canadian property" under the Tax Act.

Holders whose common shares may be "taxable Canadian property" should consult their own tax advisers.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares by U.S. Holders (as defined below). Although this discussion is generally limited to the U.S. federal income tax considerations to U.S. Holders, the U.S. federal income tax treatment of dividends on and gain on sale, exchange or other taxable dispositions of our common shares by certain Non-U.S. Holders (as defined below) is included below at "— Non-U.S. Holders." This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations, or of any other potential tax considerations, that may apply to a U.S. Holder or a Non-U.S. Holder arising from or relating to the acquisition, ownership, and disposition of our common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder or Non-U.S. Holder.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (Code), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United States and Canada (Convention), all as in effect on the date hereof and all of which are subject to change and differing interpretation, possibly with retroactive effect. This summary is applicable to U.S. Holders who are residents of the United States for purposes of the Convention and who qualify for the full benefits of the Convention. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation. Each prospective investor is responsible for monitoring developments with their own tax advisors, and we do not undertake to update any of the information in this summary based on any change in law after the effective date hereof, including any change that may have retroactive effect.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (IRS) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS or the courts, and none of the IRS or the courts are precluded from taking a position that is different from, or contrary to, the positions presented in this summary. In addition, because the guidance on which this summary is based is subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

This discussion is limited to U.S. Holders and Non-U.S. Holders that hold our common shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax considerations that may be relevant to any particular U.S. Holder or Non-U.S. Holder, or to U.S. Holders or Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, certain financial institutions, insurance companies, brokers or dealers in securities, traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, U.S. expatriates and former citizens or long-term residents of the United States, persons who hold common shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power or value) of our common shares, "controlled foreign corporations," "passive foreign investment companies," persons that acquire their common shares as part of a compensation arrangement, persons deemed to sell our common shares under the constructive sale provisions of the Code, persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to the anti-inversion, base erosion or anti-abuse rules, and S corporations, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder's or Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any U.S. state or local or non-U.S. tax considerations or any other U.S. federal tax considerations, such as under the estate and gift tax laws. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds the common shares, the U.S. federal income tax considerations relating to an investment in the common shares will depend in part upon the status and activities of such entity and arrangement and the particular partner or owner thereof. Any such entity or arrangement (and the partners and owners thereof) should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners and owners of the purchase, ownership and disposition of the common shares.

This discussion is for informational purposes only and is not tax advice. Investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws, and of any applicable income tax treaty.

U.S. Holders

As used in this discussion, the term "U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more persons that is a "United States person" (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

Distributions

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*," a U.S. Holder that receives a distribution with respect to the common shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will generally be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's common shares, the remainder will generally be taxed as capital gain. However, we cannot provide any assurance that we will maintain or provide earnings and profits determinations in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The U.S. dollar value of any distribution on the common shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars at that time. If the Canadian dollars received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt (or deemed receipt). Any gain or loss on a subsequent conversion or other disposition of such Canadian dollars by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Distributions on the common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute "passive category income." Because we are not a U.S. corporation, such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a "qualified foreign corporation" to a U.S. Holder who is an individual, trust or estate will generally be treated as "qualified dividend income" and eligible for taxation at the lower applicable long-term capital gain rate, provided that a holding period requirement and certain other requirements are met, subject to certain exceptions. However, if we are treated as a "passive foreign investment company" (a PFIC) for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under "*Passive Foreign Investment Company Considerations*"), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its own tax advisors regarding the availability of the reduced tax rate on dividends.

If a U.S. Holder is subject to Canadian withholding tax on dividends paid on the U.S. Holder's common shares (see discussion below under "*Certain Canadian Federal Income Tax Considerations for U.S. Holders – Dividends*"), the U.S. Holder may be eligible, subject to a number of complex limitations, to claim a credit against its U.S. federal income tax for the Canadian withholding tax imposed on the dividends. However, if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of our common shares, it is possible that a portion of any dividends we pay will be considered U.S.-source income in proportion to our U.S.-source earnings and profits, which could limit the ability of a U.S. Holder to claim a foreign tax credit for the Canadian withholding taxes imposed in respect of such a dividend, although certain elections may be available under the Code and the Convention to mitigate these effects. A U.S. Holder may claim a deduction for the Canadian withholding tax in lieu of a credit, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of common shares. The amount of gain recognized will generally equal the excess of the amount realized (generally, the amount of cash plus the fair market value of any property received) over the U.S. Holder's adjusted tax basis in the common shares sold, exchanged or otherwise disposed of. The amount of loss recognized will equal the excess of the U.S. Holder's adjusted tax basis in the common shares sold, exchanged or otherwise disposed of over the amount realized. Such capital gain or loss generally will be long-term capital gain or loss if, on the date of sale, exchange or other taxable disposition, the common shares were held by the U.S. Holder for more than one year. Net long-term capital gain derived by a non-corporate U.S. Holder with respect to capital assets is currently subject to tax at reduced rates. The deductibility of a capital loss is subject to significant limitations. Any gain or loss recognized from the sale, exchange or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code.

If common shares are sold, exchanged or otherwise disposed of in a taxable transaction for Canadian dollars or other non-U.S. currency, the amount realized with respect to such Canadian dollars or other non-U.S. currency generally will be the U.S. dollar value of the Canadian dollars or other non-U.S. currency received based on the spot rate in effect on the date of sale, exchange or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the common shares are traded on an established securities market, Canadian dollars or other non-U.S. currency paid or received by such U.S. Holder will be translated into U.S. dollars at the spot rate on the settlement date of the sale. An accrual method taxpayer may elect the same treatment with respect to the sale of common shares traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Canadian dollars or other non-U.S. currency received on the sale, exchange or other taxable disposition of common shares generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange or other taxable disposition of the Canadian dollars or other non-U.S. currency will be ordinary income or loss and generally will be U.S.-source gain or loss.

Passive Foreign Investment Company Considerations

General Rule. The U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares by U.S. Holders will differ depending on whether or not we are considered a PFIC during such U.S. Holder's holding period. In general, for any taxable year in which 75% or more of our gross income, including our pro rata share of the gross income of any corporation in which we are considered to own at least 25% of the shares by value, is passive income, or at least 50% of the value of our assets, including our pro rata share of the assets of any corporation in which we are considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes.

The percentage of a corporation's assets that produce or are held for the production of passive income generally is determined based upon the average ratio of passive assets to total assets calculated at the end of each measuring period. Calculation of the value of assets is generally made at the end of each of the four quarters that make up the company's taxable year, unless an election is made to use an alternative measuring period (such as a week or month). The "weighted average" of those periodic values is then used to determine the value of assets for the passive asset test for the taxable year.

Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. However, proposed regulations section 1.1297-1(d)(2) provides a limited exception to the passive asset test valuation rules for working capital required to meet the short-term cash needs of operating companies. This proposed regulation provides that an amount of cash held in a non-interest bearing account that is held for the present needs of an active trade or business and is no greater than the amount reasonably expected to cover 90 days of operating expenses incurred in the ordinary course of the trade or business of the foreign corporation (for example, accounts payable for ordinary operating expenses or employee compensation) is not treated as a passive asset. Taxpayers are permitted to rely on the proposed rule provided they consistently follow the rule for each subsequent taxable year beginning before the date of filing of the Treasury decision adopting the rule as a final regulation. The Treasury Department and the IRS indicated that they continue to study the appropriate treatment of working capital for purposes of the passive asset test.

PFIC Status Determination. The tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our common shares, and the amount and type of our gross income. Based on these tests (i) we believe that we *were* a PFIC for the taxable year ended December 31, 2016, (ii) we do *not* believe that we were a PFIC for any of the taxable years ended December 31, 2017, 2018, 2019, 2020, or 2021, and (iii) we believe that we *were* a PFIC for each of the taxable years ended December 31, 2022, 2023, 2024 [and 2025]. Our status as a PFIC is a fact-intensive determination made for each taxable year, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2026 or for future taxable years. U.S. Holders who own our common shares for any period during which we are a PFIC will be required to file IRS Form

8621 for each tax year during which they hold our common shares, unless, after we are no longer a PFIC, any such U.S. Holder makes the "purging election" discussed below.

Certain PFIC Consequences. If we are a PFIC for any year during a U.S. Holder's holding period of our common shares, and such U.S. Holder does not make a "qualified electing fund" election (QEF Election) or a "mark-to-market" election, both as described below, then such U.S. Holder generally will be required to treat any gain recognized upon a disposition of our common shares, or any so-called "excess distribution" received on our common shares (generally, any distributions on our common shares in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder's holding period), as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our common shares would not be available. This income generally would be allocated over a U.S. Holder's holding period with respect to our common shares and the amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, without regard to the U.S. Holder's other items of income and loss for such year, and an interest charge would be imposed on the amount of deferred tax on any such income allocated to prior taxable years. Any such interest charge will be non-deductible interest expense for individual U.S. Holders. Pursuant to the specific provisions of the PFIC rules, a taxpayer may realize gain on the disposition of common shares if the securities are disposed of by a holder whose securities are attributed to the U.S. Holder, if the securities are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions.

QEF Election. In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid certain of the adverse tax consequences described above by making a timely and effective QEF election. A U.S. Holder who makes a QEF election generally must report, on a current basis, its share of our ordinary earnings and net capital gains, whether or not we distribute any amounts to our shareholders, and would be required to comply with specified information reporting requirements. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. Any gain subsequently recognized upon the sale by that U.S. Holder of the common shares generally would be taxed as capital gain. The QEF election is available only if we provide certain information regarding our earnings and capital gains, as required under applicable U.S. Treasury regulations. We intend to reasonably endeavor to, upon a U.S. Holder's request, provide all information and documentation that such U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder's pro rata share of ordinary income and net capital gain, and a "PFIC Annual Information Statement" as described in applicable U.S. Treasury regulations). However, there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will be able to provide such required information to a U.S. Holder on a timely basis or at all.

Mark-to-Market Election. As an alternative to a QEF Election, a U.S. Holder that owns shares in a PFIC that are treated as marketable stock may also make a timely "mark-to-market" election. A U.S. Holder who makes the mark-to-market election for the first taxable year of such U.S. Holder in which it holds (or is deemed to hold) our common shares and for which we are determined to be a PFIC generally must include as ordinary income each year the increase in the fair market value of the common shares and deduct from gross income the decrease in the value of such shares during each of its taxable years. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income under the election. The U.S. Holder's adjusted tax basis in the common shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction as a result of such election. If a U.S. Holder makes an effective mark-to-market election, any gain recognized upon the sale or other disposition of our common shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains for prior years) and thereafter as capital loss. A mark-to-market election may be made and maintained only if our common shares are regularly traded on a qualified exchange, including The Nasdaq Capital Market. Whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. Accordingly, a U.S. Holder might not be eligible to make a mark-to-market election if we are characterized as a PFIC.

Certain Election Tax Risks. Certain economic risks are inherent in making either a QEF Election or a mark-to-market election. If a QEF Election is made, it is possible that earned income will be reported to a U.S. Holder as taxable income and income taxes will generally be due and payable on such an amount even if no cash is distributed with respect to such income. There is no assurance that any distribution or profitable sale will ever be made regarding our common shares, so any such tax liability may result in a net economic loss. A mark-to-market election may result in significant share price gains in one year causing a significant income tax liability. This gain may be offset in another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss may result in substantial and unpredictable changes in taxable income for an electing shareholder. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election. Both the QEF and mark-to-market elections are binding on the U.S. Holder for all subsequent years that the U.S. Holder owns our shares unless permission to revoke the election is granted by the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a QEF Election and a mark-to-market election in respect to our common shares under their particular circumstances.

Purging Election. Although we generally will continue to be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during a U.S. Holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid PFIC classification for subsequent years if the U.S. Holder makes a so-called "purging election," by recognizing income, based on the excess distribution regime described above, on the unrealized appreciation in the common shares through the close of the tax year in which we cease to be a PFIC. When a foreign corporation no longer qualifies as a PFIC (due to a change in facts or law), the foreign corporation nonetheless retains its PFIC status with respect to a shareholder unless and until the shareholder makes such an election under Code section 1298(b)(1) and Treasury regulations section 1.1298-3 on IRS Form 8621 attached to the shareholder's tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and Treasury regulations section 1.1298-3(e) (late purging election) on Form 8621-A.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares, and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares in the event we are considered a PFIC.

U.S. Information Reporting with Respect to Foreign Financial Assets and Transfers to Foreign Corporations

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder's investment in "specified foreign financial assets" on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in the Company constitutes a specified foreign financial asset for these purposes. U.S. Holders who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Potential investors are urged to consult with their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our common shares.

Non-U.S. Holders

A beneficial owner of our common shares, other than an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder".

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

In addition, Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our common shares, unless:

- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States); or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate, which may be offset by U.S. source capital losses of such Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses).

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other taxable disposition of the stock, that is effectively connected with the conduct of that U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base in the United States) will generally be subject to regular U.S. federal income tax in the same manner as discussed above relating to the general taxation of U.S. Holders. In addition, if such Non-U.S. Holder is a corporation, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Information Reporting and Backup Withholding

For U.S. Holders, dividends on and proceeds from the sale or other taxable disposition of common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the U.S. Holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, or (2) the U.S. Holder is notified by the IRS that backup withholding applies. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

For Non-U.S. Holders, information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to U.S. tax withholding on amounts received in respect of, a Non-U.S. Holder's common shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to common shares and proceeds from the sale or other disposition of common shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and U.S. tax withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above. If a Non-U.S. Holder sells its common shares through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless such Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or it otherwise establishes an exemption. If a Non-U.S. Holder sells common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such Non-U.S. Holder sells common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States, unless such Non-U.S. Holder certifies that it is a non-U.S. person under penalty of perjury, or otherwise establishes an exemption.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder or Non-U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders and Non-U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their acquisition, ownership, or disposition of our common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A U.S. HOLDER OR NON-U.S. HOLDER. EACH U.S. HOLDER AND NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon accounting principles generally accepted in the United States of America and discusses the financial condition and results of operations for DiaMedica Therapeutics Inc. and our subsidiaries for the years ended December 31, 2025 and 2024.

This discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from the forward-looking statements as a result of these risks and uncertainties. See "*Cautionary Note Regarding Forward-Looking Statements*" in this report for additional cautionary information.

Business Overview

We are a clinical stage biopharmaceutical company committed to improving the lives of people suffering from severe ischemic disease with a focus on PE, FGR and AIS. Our lead candidate DM199 (rinvecalinase alfa; rhKLK1) is the first pharmaceutically active recombinant (synthetic) form of the human tissue kallikrein-1 (KLK1) protein (serine protease enzyme) to be clinically studied in patients. KLK1 is an established therapeutic modality in Asia, with human urinary KLK1 for the treatment of AIS and porcine KLK1 for the treatment of cardio renal disease, including hypertension. We plan to advance DM199 through required clinical trials to create shareholder value by establishing its clinical and commercial potential as a therapy for PE, FGR and AIS. Longer term, we plan to develop DM300, our patented recombinant human ulinastatin, a broad-spectrum serine protease inhibitor, as a potential therapy for severe acute pancreatitis.

DM199 is a recombinant form of the naturally occurring protease enzyme KLK1 (rhKLK1)and the first rhKLK1 undergoing global clinical development studies in PE, FGR and AIS. DM199 has been granted Fast Track designation from the FDA for the treatment of AIS. Naturally occurring KLK1 (extracted from human urine or porcine pancreas) has been an approved therapeutic agent in Asia for decades in the treatment of AIS and hypertension associated with cardiorenal disease. DM199 is produced using recombinant DNA technology without the need for extracted human or animal tissue sources and thereby eliminates risk of pathogen transmission.

KLK1 is a serine protease enzyme that plays an important role in the regulation of diverse physiological processes via a molecular mechanism believed to enhance endothelial health, microcirculatory blood flow and tissue perfusion by increasing production of NO, PGI_2 and EDHF. In PE and FGR, DM199 is intended to lower blood pressure, enhance endothelial health and improve perfusion to maternal organs and the placenta, potentially disease modifying results that improve both maternal and perinatal outcomes. In the case of AIS, DM199 is intended to enhance blood flow and boost neuronal survival in the ischemic penumbra by dilating arterioles surrounding the site of the vascular occlusion and inhibiting apoptosis (neuronal cell death) while also facilitating neuronal remodeling through the promotion of angiogenesis.

Our product development pipeline is as follows:



COMPOUND
INDICATION
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
PHASE 2 IST PREECLAMPSIA STUDY*
Delivery Within 72h
Part 1A Dose-selection
Expansion Study
Part 1B Continuous IV infusion
Preeclampsia and Fetal Growth Restriction
Early-Onset Preeclampsia
Part 2 IV/SC, continuous administration
DM199 (rinvecalinase alfa) Recombinant KLK1
Fetal Growth Restriction
Part 3 IV/SC, continuous administration
PHASE 2 PREECLAMPSIA STUDY
Early Onset Preeclampsia
IV/SC, continuous administration
Pivotal Phase 2/3 ReMEDy2 Study
Acute Ischemic Stroke
IV/SC, continuous administration
DM300 Recombinant serine protease inhibitor
Severe Acute Pancreatitis

We are developing DM199 to address two major critical unmet needs. In PE and FGR, there are currently no approved agents in any global market to safely lower maternal blood pressure and/or reduce the risk of fetal growth restriction. Historically, the major issue is that traditional vasodilators that are commonly used to reduce essential hypertension (e.g., beta-blockers, angiotensin converting enzyme inhibitors (ACEi)) can readily cross the placental barrier and enter into the fetal circulation and cause harm to the developing fetus. We believe that DM199 is uniquely suited to treat PE since its inherent molecular size, approximately 26 kilodaltons (KD) is typically too large to cross the placental barrier, as was demonstrated in the interim result noted below, and therefore may reduce blood pressure and enhance microcirculatory perfusion to the maternal organs and placenta without entering fetal circulation, a potentially significant safety advantage. Additionally, we believe DM199 has the potential to not only address hypertension of PE, but also to confer disease modifying outcomes for both maternal and perinatal outcomes, including fetal growth restriction. In AIS, up to 80% of AIS patients are not eligible for treatment with currently approved clot-busting (thrombolytic) drugs or catheter-based clot removal procedures (mechanical thrombectomy). DM199 is intended to enhance collateral blood flow and boost neuronal survival in the ischemic penumbra by inhibiting neuronal cell death (apoptosis) and promoting neuronal remodeling and neoangiogenesis, and accordingly, offer a potential treatment option for AIS patients who otherwise have no therapeutic options.

Preeclampsia & Fetal Growth Restriction Program

Our clinical development program in PE currently centers around an investigator-sponsored safety, tolerability and pharmacodynamic, proof-of-concept Phase 2 study in PE patients. This Phase 2 study is being conducted at the Tygerberg Hospital, Cape Town, South Africa and consists of three studies in PE (Part 1a, dose-escalation; Part 1b, dose-expansion; and Part 2, expectant management) and a fourth study in fetal growth restriction (FGR, Part 3, expectant management). Part 1a topline study results are intended to identify a suitable dose for Parts 1b, 2, and 3. Up to 90 women with PE and potentially an additional 30 subjects with fetal growth restriction may be evaluated. The first subject in Part 1a was enrolled in the fourth quarter of 2024 and interim results from Part 1a of the study were released in July 2025. The interim results (N=28 subjects) demonstrate that DM199 appears safe and well-tolerated with clinically-relevant pharmacodynamic activity with no evidence of placental transfer. Additionally, subjects exhibited rapid, statistically significant reductions in blood pressure with duration of effect that was sustained up to 24 hours post-infusion compared to pre-treatment baseline, a durable effect extending up to 24 hours post-infusion. Preparations are underway to initiate Part 1b where up to 30 subjects with PE and expected delivery within 72 hours will be treated with a dose regimen identified from Part 1a.

PE is a serious pregnancy disorder that typically develops after the 20th week of gestation, characterized by high blood pressure and damage to organ systems, often the kidneys and liver. Affecting up to 8% of pregnancies worldwide, preeclampsia can pose significant risks to both the mother and baby, including risk of stroke, placental abruption, progression to eclampsia, premature delivery, and death. Symptoms may include severe headaches, vision changes, upper abdominal pain and swelling in the hands and face. Delivery of the baby, often very prematurely, is the only available option for stopping the progression of preeclampsia. Women who have had preeclampsia have three to four times the risk of high blood pressure and double the risk for heart disease and stroke and there are currently no approved therapeutics for PE in the United States or Europe. Fetal growth restriction is a closely related condition of fetal undergrowth due to a poorly functioning placenta – the life support system of the unborn child. Fetal growth restriction is the leading cause of stillbirth. For those that survive the pregnancy, unhealthy fetal development in utero leaves a legacy of poor health echoing across the child's lifespan. Currently, no approved treatment exists for this condition.

We are preparing for an open-label, dose-ranging Phase 2 study of DM199 in participants with early onset preeclampsia to be conducted in North America (United States & Canada) and the United Kingdom (UK). In March 2026 we received approval from Health Canada to initiate this Phase 2 study and we are currently finalizing plans to commence site activation in the second half of this year. In the second quarter of 2026, we anticipate filing a clinical trial application to expand this Phase 2 study to include sites in the UK. Regarding the status of this clinical program in the United States, in the fourth quarter of 2025, we participated in a productive, in-person pre-investigational new drug (IND) meeting with the US Food and Drug Administration (FDA) to discuss the planned Phase 2 study, at which the FDA requested an additional non-clinical, 10-day modified embryo-fetal development and pre- and postnatal development (ePPND) study in a rabbit model, a non-rodent species. Preliminary results of the rabbit study suggest that the animals developed an antibody response to DM199, a humanized recombinant protein, preventing us from completing the requested ePPND study in the rabbit model. In earlier pregnant rabbit studies, there was no evidence of teratogenicity (i.e., no external, visceral or skeletal malformations in developing rabbit fetuses) attributable to DM199 in the approximately 200 rabbit offspring produced. The fetal effects with pregnant rabbits that were observed, embryo/fetal lethality and decreased fetal body weights were considered secondary to frank maternal toxicity that was observed at all doses. We are currently evaluating alternate animal models to address the FDA's ePPND study request. Depending on the alternative species, and its gestational period, results from the ePPND study may be substantially delayed.

AIS Program and Phase 2/3 ReMEDy2 Trial

Our clinical program in AIS centers on our ReMEDy2 clinical trial (NCT05065216) of DM199 for the treatment of AIS. Our ReMEDy2 clinical trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial intended to enroll approximately 300 participants at up to 100 sites globally. The adaptive design component includes an interim analysis by our independent data safety monitoring board to be conducted after the first 200 participants have completed the trial. Based on the results of the interim analysis, the study may be stopped for futility or the final sample size will be determined, ranging between 300 and 728 patients, according to a pre-determined statistical plan. As previously disclosed, we have experienced and continue to experience slower than expected site activations and enrollment in our ReMEDy2 trial. We believe these conditions may be due to hospital and medical facility staffing shortages; inclusion/exclusion criteria in the study protocol; concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility; concerns regarding the prior clinically significant hypotension events and circumstances surrounding the previous clinical hold; use of artificial intelligence and telemedicine which have enabled smaller hospitals to retain AIS patients not eligible for mechanical thrombectomy instead of sending these patients to the larger stroke centers which are more likely to be sites in our trial; and competition for research staff and trial subjects due to other pending stroke and neurological trials. We continue to reach out to current and potential study sites to understand the specific issues at each study site. In an effort to mitigate the impact of these factors, we have significantly expanded our internal clinical team and have brought in-house certain trial activities, including site identification, qualification and activation, clinical site monitoring, supporting vendor management and overall program management. We are currently conducting the trial in the United States and in the countries of Canada, Georgia and the United Kingdom. We recently received regulatory approval from the European Medicines Agency and are initiating study sites in six European countries. We continue to work closely with our contract research organizations and other supporting vendors to develop procedures to support both U.S. and global study sites and potential participants as needed. We intend to continue to monitor the results of these efforts and, if necessary, implement additional actions to enhance site activations and enrollment in our ReMEDy2 trial; however, no assurances can be provided as to the success of these actions and if or when these issues will resolve. Failure to resolve these issues may result in further delays in our ReMEDy2 trial and increase the difficulty in forecasting enrollment.

Financial Overview

We do not have commercial approval to market any product, nor have we ever had such approval. We have financed our operations principally by the public and private sales of equity securities. We have received additional capital from the exercise of warrants and stock options, interest income on funds available for investment and government grants. During 2025 we received combined gross proceeds of approximately $43.9 million from the sale of common shares under a private placement offering and the sale of common shares under our at-the-market offering. We have incurred a net loss in each year since our inception. Our net losses were $32.8 million and $24.4 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $59.9 million and an accumulated deficit of $172.8 million. Substantially all of our operating losses resulted from expenses incurred in connection with our research and development (R&D) activities and general and administrative (G&A) support costs associated with our operations.

We expect to continue to incur significant expenses and operating losses for at least the next few years. We anticipate that our quarterly expenses will increase moderately relative to recent prior periods as we continue to advance our DM199 clinical development program into PE and we continue our ReMEDy2 trial, including the activation of additional study sites in the U.S. and Europe and the enrollment of additional participants in the trial. Our efforts to expand our team to provide support for our clinical programs and administrative operations will also likely contribute to such increases.

While we expect our rate of future negative cash flows per quarter will generally increase moderately relative to recent prior periods as we continue our clinical development programs in PE and AIS, we expect our current cash resources will be sufficient to allow us to fund our planned operations for at least the next 12 months from the date of issuance of the consolidated financial statements included in this report. However, the amount and timing of our future funding requirements will depend on many factors, including timing and results of our ongoing development efforts, including the current Phase 2 PE trial, our current ReMEDy2 trial and in particular the rate of site activation and participant enrollment in the study, the potential further expansion of our current development programs and other factors. We may require or otherwise seek significant additional funds earlier than we currently expect. We may elect to raise additional funds even before we need them if market conditions for raising additional capital are favorable.

Components of Our Results of Operations

Research and Development Expenses

We incurred R&D expenses of $24.6 million and $19.1 million for the years ended December 31, 2025 and 2024, respectively. R&D expenses consist primarily of fees paid to external service providers such as contract research organizations; clinical support services; clinical development including clinical site costs; outside nursing services; and laboratory testing. R&D costs also include non-clinical testing; fees paid to our contract manufacturing and development organizations and outside laboratories for development of DM199 and related

manufacturing processes; costs for production runs of DM199; consulting resources with specialized expertise related to the execution of our development plan for DM199; and personnel costs, including salaries, benefits, non-cash share-based compensation expense; and other personnel costs. Our R&D efforts have been primarily focused on developing DM199. At this time, due to the risks inherent in the clinical development process and the clinical stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in completing the development of DM199 through marketing approval. The process of conducting clinical studies necessary to obtain regulatory approval and manufacturing scale-up to support expanded development and potential future commercialization is costly and time consuming. Any failure by us or delay in completing clinical studies, manufacturing scale-up, or in obtaining regulatory approvals could lead to increased R&D expenses and, in turn, have a material adverse effect on our results of operations.

General and Administrative Expenses

We incurred G&A expenses of $9.8 million and $7.6 million for the years ended December 31, 2025 and 2024, respectively. G&A expenses consist primarily of salaries and benefits, including non-cash share-based compensation related to our executive, finance, business development and support functions. G&A expenses also include insurance, including directors' and officers' liability coverage, rent and utilities, travel expenses, patent costs, and professional fees, including for auditing, tax and legal services.

Other Income, Net

Other income, net consists primarily of interest income earned on marketable securities.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 3 to our consolidated financial statements included elsewhere in this report, we believe the following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Research and Development Costs

We charge R&D costs to expense when incurred. Our human clinical trials are performed at experienced clinical trial sites and are generally administered by us with assistance from contract research organizations (CROs) although, during 2024 and 2025 in an effort to mitigate the impact delays in our ReMEDy2 trial, we have significantly expanded our internal clinical team and have brought in-house certain trial activities, including site identification, qualification and activation, clinical site monitoring, supporting vendor management and overall program management. Trial costs also include outside service providers, such as outside nursing services, testing laboratories and data coordination and collection. Upfront costs of setting up clinical trial sites are accrued upon execution of individual trial agreements. Expenses related to the performance of clinical trials are accrued based on contracted amounts and the achievement of agreed upon milestones, such as participant enrollment, participant follow-up, etc. While we utilize electronic data capture systems to facilitate the transmission and capture of clinical trial activity, such information is often incomplete or delayed. Therefore, we are required to estimate levels of performance under each significant contract, including, among other things, the extent of participant enrollment, the extent of supporting services performed and other activities through communications with the clinical trial sites, CROs and supporting vendors and adjust the estimates, if required, on a quarterly basis so that clinical expenses materially reflect the actual work performed at each clinical trial site and by each CRO or supporting vendor.

Share-based Compensation

We account for all share-based compensation awards using a fair value method. The cost of employee and non-employee services received in exchange for awards of equity instruments is measured and recognized based on the estimated grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. We record forfeitures in the periods in which they occur.

The fair value of option awards are estimated using the Black-Scholes option pricing model. The determination of the fair value of share-based awards is affected by our common share price, as well as assumptions regarding a number of complex and subjective variables. Risk-free interest rates are based upon United States Government securities rates appropriate for the expected term of each award. Expected volatility rates are based on the historical volatility experienced over a period equal to the expected term of the option. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term of options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past.

The assumptions used in calculating the fair value under the Black-Scholes option valuation model are set forth in the following table for options issued by us during the years ended December 31, 2025 and 2024:

	2025	2024
Common share fair value	$4.07 - $8.67	$2.40 - $5.38
Risk-free interest rate	3.7% - 4.4%	3.8% - 4.5%
Expected dividend yield	0%	0%
Expected option life (in years)	5.0 – 5.6	5.5 – 5.7
Expected stock price volatility	75.7% - 83.3%	83.0% - 124.1%

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Research and development expenses	$ 24,614	$ 19,057
General and administrative expenses	9,783	7,624
Other income, net	(1,659)	(2,267)

Research and Development Expenses

R&D expenses were $24.6 million and $19.1 million for the years ended December 31, 2025 and 2024, respectively. The $5.5 million increase is primarily due to cost increases driven by the continuation of our ReMEDy2 clinical trial, including its global expansion, the expansion of our clinical team in the prior and current year periods, including increased non-cash share-based compensation costs. These increases were partially offset by cost reductions related to manufacturing process development work performed and completed in the prior year period. We expect that our R&D expenses will moderately increase in future periods relative to recent prior periods as we continue our clinical development program in PE and as we continue our ReMEDy2 trial, including our global expansion.

General and Administrative Expenses

G&A expenses were $9.8 million and $7.6 million for the year ended December 31, 2025 and 2024, respectively. G&A expenses increased $2.2 million due to a series of factors including increased non-cash share-based compensation expense, increased personnel costs, increased investor relations expenses and increased patent prosecution costs. We expect G&A expenses to remain steady to slightly increase in future periods as compared to recent prior periods.

Other Income, Net

Other income, net, was $1.7 million for the year ended December 31, 2025 compared to $2.3 million for 2024. The decreases resulted from reduced interest income recognized during the current year related to lower average marketable securities balances as compared to the prior year.

Liquidity and Capital Resources

The following tables summarize our liquidity and capital resources as of December 31, 2025 and 2024 and cash flows for each of the years ended December 31, 2025 and 2024, and are intended to supplement the more detailed discussion that follows (in thousands):

Liquidity and Capital Resources	December 31, 2025		December 31, 2024	
Cash, cash equivalents and marketable securities	$	59,890	$	44,147
Total assets		61,371		46,345
Total current liabilities		5,132		5,390
Total shareholders' equity		56,111		40,718
Working capital		55,497		39,220

	Year Ended December 31,			
Cash Flow Data	2025		2024	
Cash flow provided by (used in):				
Operating activities	$	(29,062)	$	(22,076)
Investing activities		(2,192)		8,564
Financing activities		43,876		11,994
Net increase (decrease) in cash and cash equivalents	$	12,622	$	(1,518)

Liquidity and Capital Resources

We had cash, cash equivalents and marketable securities of $59.9 million, current liabilities of $5.1 million, and working capital of $55.5 million as of December 31, 2025, compared to $44.1 million in cash, cash equivalents and marketable securities, $5.4 million in current liabilities, and $39.2 million in working capital as of December 31, 2024. The increases in our combined cash, cash equivalents and marketable securities and in our working capital are due to the net proceeds received from the sale of common shares in our July private placement and under our at-the-market offering program, partially offset by the net cash used in operating activities.

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $29.1 million compared to $22.1 million for the year ended December 31, 2024. The increase in cash used in operating activities resulted primarily from the increased net loss, partially offset by changes in operating assets and liabilities during the current year period.

Investing Activities

Investing activities consist primarily of purchases and maturities of marketable securities. Net cash used in investing activities was $2.2 million for the year ended December 31, 2025 compared to net cash provided by investing activities of $8.6 million for the year ended December 31, 2024. This change resulted primarily from the investment of proceeds from our July 2025 private placement, partially offset by maturities of our marketable securities during the current year quarter.

Financing Activities

Net cash provided by financing activities was $43.9 million for the year ended December 31, 2025, consisting primarily of net proceeds from the sale of common shares in our July private placement and under our at-the-market offering program. For the year ended December 31, 2024, net cash provided by financing activities was $12.0 million, consisting primarily of net proceeds from the sale of common shares in our June 2024 private placement.

Capital Requirements

Since our inception, we have incurred losses while advancing the development of our DM199 product candidate. We have not generated any revenues from product sales and do not expect to do so for at least two to three years. We do not know when or if we will generate any revenues from product sales or out-licensing of our DM199 product candidate or any future product candidate. We will not generate any revenue from product sales unless and until we obtain required regulatory approvals. We expect to continue to incur substantial operating losses until such time as any future product sales, licensing fees, milestone payments and/or royalty payments are sufficient to generate revenues to fund our continuing operations. We expect our operating losses to moderately increase as compared to recent prior periods as we continue the research, development and clinical studies of, and seek regulatory approval for, our DM199 product candidate, including, in particular, the expansion of our clinical development program into PE and the continuation and global expansion of our ReMEDy2 trial. In the long-term, subject to obtaining regulatory approval of our DM199 product candidate, or any other product candidate, and if we are unable to secure the assistance of, or out-license to, a strategic partner, we expect to incur significant commercialization expenses for product marketing, sales, manufacturing and distribution.

Accordingly, and not withstanding the sale of common shares during 2025, in which we received net proceeds of approximately $43.3 million, we expect we will need substantial additional capital to complete our R&D activities, including current and anticipated future clinical studies, regulatory activities, and otherwise develop our product candidate, DM199, or any future product candidate, to a point where the product candidate may be out-licensed or commercially sold. Although we are striving to achieve these plans, there is no assurance that these and other strategies will be achieved or that additional funding will be obtained on favorable terms or at all. We expect our rate of future negative quarterly cash flows will vary depending on our clinical activities and the timing of expenses incurred and will increase moderately relative to recent prior periods as we expand our PE clinical development program and continue and globally expand our ReMEDy2 trial. We expect our current cash resources to be sufficient to fund our planned operations for at least the next twelve months from the date of issuance of the consolidated financial statements included in this report. The amount and timing of our future funding requirements will depend on many factors, including timing and results of our ongoing development efforts, including our current ReMEDy2 trial and the Phase 2 PE trial, the potential further expansion of our current development programs and other factors on our operating expenses. We may require significant additional funds earlier than we currently expect and there is no assurance that we will not need or seek additional funding prior to such time, especially if market conditions for raising additional capital are favorable.

Historically, we have financed our operations primarily from the public and private sale of equity securities. We have received additional capital from the exercise of warrants and stock options, interest income on funds available for investment and government grants. Our most recent equity financing was our July 2025 private placement in which we issued and sold an aggregate of 8,606,425 common shares pursuant to a securities purchase agreement at a purchase price of $3.50 per share to accredited investors. As a result of the offering, we received net proceeds of $30.0 million, after deducting offering expenses. Additionally we sold 1,724,472 common shares under our at-the-market offering for net proceeds of $13.3 million. We do not have any existing credit facilities under which we could borrow funds. We may seek to raise additional funds through various sources, such as equity or debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This is particularly true if our clinical data is not positive or economic and market conditions deteriorate.

To the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted. Debt financing, if available, may involve agreements that include conversion discounts, pledging our intellectual property as collateral or covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, or strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. The availability of financing will be affected by the status of our clinical trials; our clinical data and other results of scientific and clinical research; the ability to obtain regulatory approvals and other regulatory actions; market acceptance of our product candidates; the state of the capital markets generally with particular reference to pharmaceutical, biotechnology and medical companies; the status of strategic alliance agreements; and other relevant commercial considerations.

If adequate funding is not available when needed, we may be required to scale back our operations by taking actions that may include, among other things, implementing cost reduction strategies, such as reducing use of outside professional service providers, reducing the number of our employees or employee compensation, modifying or delaying the development of our DM199 product candidate; licensing to third parties the rights to commercialize our DM199 product candidate for PE, FGR, AIS or other indications that we would otherwise seek to pursue, or otherwise relinquishing significant rights to our technologies, future revenue streams, research programs or product candidates or granting licenses on terms that may not be favorable to us; and/or divesting assets or ceasing operations through a merger, sale, or liquidation of our Company.

Commitments and Contingencies

In the normal course of business, we incur obligations to make future payments as we execute our business plan. These obligations may relate to preclinical or clinical studies, manufacturing or manufacturing process development and other related or supporting activities. Currently, these obligations include costs to be incurred with contract research organizations, central laboratory and pharmacy services, clinical study sites, home nursing services, various other vendors supporting the performance of our clinical trials and contract manufacturing and development organizations. The contracts we enter into with these vendors and the commitments within these contracts are subject to significant variability based upon the actual activities/services performed by each vendor. As a result, the ultimate amounts due may be materially different as these obligations are affected by, among other factors, the number and pace of clinical study sites activated, the number of countries in which clinical sites are activated, the number of participants enrolled, the amount of time to complete trial enrollment and the time required to finalize, analyze and report our clinical trial results. Clinical research agreements, including supporting vendors, are generally cancelable upon 60-90 days' notice, with our obligation limited to costs incurred up to that date, including any non-cancelable costs. Cancelation terms for product manufacturing and process development contracts vary and are generally dependent upon timelines for sourcing research materials and reserving laboratory time. As of December 31, 2025, we estimate that our outstanding commitments, including such cancellable contracts, are approximately $24.7 million, of which $19.3 million become due over the next 12 months and approximately $5.4 million become due in the next 12 months thereafter.

As of December 31, 2025, we had future operating lease obligation totaling approximately $225,000 over the remainder of the lease, of which approximately $101,000 is due over the next 12 months.

We have entered into a license agreement with Catalent Pharma Solutions, LLC (Catalent) whereby we have licensed certain gene expression technology and we contract with Catalent for the manufacture of DM199. Under the terms of this license, certain milestone and royalty payments may become due under this agreement and are dependent upon, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain As of December 31, 2025, one milestone payment obligation remains which is due upon our first regulatory approval of DM199 for commercial sale. Following the launch of our first product, we will also incur a royalty obligation of less than 1% of net sales. The royalty term is indefinite but the license agreement may be canceled by us on 90 days' prior written notice. The license may not be terminated by Catalent unless we fail to make required milestone and royalty payments.

Item 7A.Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of DiaMedica Therapeutics Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DiaMedica Therapeutics Inc. and Subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

Minneapolis, Minnesota
March 30, 2026

We have served as the Company's auditor since 2018.

DiaMedica Therapeutics Inc.
Consolidated Balance Sheets
(In thousands, except share amounts)

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	15,647	$	3,025
Marketable securities		44,243		41,122
Prepaid expenses and other assets		481		227
Amounts receivable		258		236
Total current assets		60,629		44,610
Non-current assets:				
Deferred offering costs		400		—
Operating lease right-of-use asset		197		279
Property and equipment, net		145		148
Deposits		—		1,308
Total non-current assets		742		1,735
Total assets	$	61,371	$	46,345
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	1,475	$	940
Accrued liabilities		3,545		4,347
Operating lease obligation		101		90
Finance lease obligation		11		13
Total current liabilities		5,132		5,390
Non-current liabilities:				
Operating lease obligation, non-current		124		225
Finance lease obligation, non-current		4		12
Total non-current liabilities		128		237
Commitments and contingencies (Note 11)				
Shareholders' equity:				
Common shares, no par value; unlimited authorized; 53,742,370 and 42,818,660 shares issued and outstanding, as of December 31, 2025 and 2024, respectively		—		—
Paid-in capital		228,829		180,697
Accumulated other comprehensive income		50		23
Accumulated deficit		(172,768)		(140,002)
Total shareholders' equity		56,111		40,718
Total liabilities and shareholders' equity	$	61,371	$	46,345

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

| | Year Ended December 31, | |
	2025	2024
Operating expenses:		
Research and development	$ 24,614	$ 19,057
General and administrative	9,783	7,624
Total operating expenses	34,397	26,681
Operating loss	(34,397)	(26,681)
Other income:		
Other income, net	1,659	2,267
Total other income, net	1,659	2,267
Loss before income tax expense	(32,738)	(24,414)
Income tax expense	(28)	(30)
Net loss	(32,766)	(24,444)
Other comprehensive income		
Unrealized gain on marketable securities	27	17
Comprehensive loss	$ (32,739)	$ (24,427)
Basic and diluted net loss per share	$ (0.70)	$ (0.60)
Weighted average shares outstanding – basic and diluted	46,980,777	40,404,681

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Consolidated Statements of Shareholders' Equity
(In thousands, except share amounts)

	Common Shares		Paid-In Capital		Accumulated Other Comprehensive Income		Accumulated Deficit		Total Shareholders' Equity
Balances at December 31, 2023	37,958,000	$	166,609	$	6	$	(115,558)	$	51,057
Issuance of common shares under Private Placement, net of offering costs of $0.1 million	4,720,000		11,747		—		—		11,747
Issuance of common shares upon the exercise of stock options	117,000		256		—		—		256
Issuance of common shares upon the vesting and settlement of restricted stock units	23,660		—		—		—		—
Share-based compensation expense	—		2,085		—		—		2,085
Unrealized gain on marketable securities	—		—		17		—		17
Net loss	—		—		—		(24,444)		(24,444)
Balances at December 31, 2024	42,818,660	$	180,697	$	23	$	(140,002)	$	40,718
Issuance of common shares under Private Placement, net of offering costs of $0.2 million	8,606,425		29,967		—		—		29,967
Sale of common shares, net of offering costs of $0.4 million	1,724,472		13,315		—		—		13,315
Issuance of common shares upon the exercise of stock options	415,253		1,004		—		—		1,004
Issuance of common shares in settlement of deferred stock units	142,345		—		—		—		—
Issuance of common shares upon the vesting and settlement of restricted stock units	35,215		—		—		—		—
Share-based compensation expense	—		3,846		—		—		3,846
Unrealized gain on marketable securities	—		—		27		—		27
Net loss	—		—		—		(32,766)		(32,766)
Balances at December 31, 2025	53,742,370	$	228,829	$	50	$	(172,768)	$	56,111

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net loss	$ (32,766)	$ (24,444)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation	3,846	2,085
Amortization of discounts on marketable securities	(942)	(1,343)
Non-cash lease expense	82	75
Depreciation	43	39
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	(254)	184
Amounts receivable	(22)	133
Deposits	1,308	(1,308)
Accounts payable	535	14
Accrued liabilities	(892)	2,489
Net cash used in operating activities	(29,062)	(22,076)
Cash flows from investing activities:		
Purchase of marketable securities	(59,278)	(50,411)
Maturities and sales of marketable securities	57,126	59,000
Purchase of property and equipment	(40)	(25)
Net cash provided by (used in) investing activities	(2,192)	8,564
Cash flows from financing activities:		
Proceeds from issuance of common shares, net of offering costs	43,282	11,747
Proceeds from the exercise of stock options	1,004	256
Principal payments on finance lease obligations	(10)	(9)
Deferred financing costs, net	(400)	—
Net cash provided by financing activities	43,876	11,994
Net increase (decrease) in cash and cash equivalents	12,622	(1,518)
Cash and cash equivalents at beginning of period	3,025	4,543
Cash and cash equivalents at end of period	$ 15,647	$ 3,025
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 28	$ 26
Assets acquired under financing lease	$ —	$ 30

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Notes to Consolidated Financial Statements

1.   Business

DiaMedica Therapeutics Inc. and its wholly owned subsidiaries, DiaMedica USA Inc. and DiaMedica Australia Pty Ltd. (collectively, we, us, our, DiaMedica and the Company), is a clinical stage biopharmaceutical company focused on developing novel treatments for preeclampsia (PE), fetal growth restriction (FGR) and acute ischemic stroke (AIS). DiaMedica's lead product candidate, DM199, is the first pharmaceutically active recombinant (synthetic) form of the human tissue kallikrein-1 (KLK1) protein, an established therapeutic modality in Asia for the treatment of preeclampsia, acute ischemic stroke and other vascular diseases. Our common shares are publicly traded on The Nasdaq Capital Market under the symbol "DMAC."

2.   Risks and Uncertainties

DiaMedica operates in a highly regulated and competitive environment. The development, manufacturing and marketing of pharmaceutical products require approval from, and are subject to ongoing oversight by, the United States Food and Drug Administration (FDA) in the United States, the European Medicines Agency (EMA) in the European Union, and comparable agencies in other countries. We are in the clinical stage of development of our lead product candidate, DM199, for the treatment of PE and AIS. We have not completed the development of any product candidate and do not generate any revenues from the commercial sale of any product candidate. Our lead product candidate, DM199, requires significant additional clinical testing and investment prior to seeking marketing approval and is not expected to be commercially available for at least three to four years, if at all.

With respect to our PE clinical program, a Phase 2 open-label, single center, single-arm, safety and pharmacodynamic, proof-of-concept, investigator-sponsored study of DM199 for the treatment of PE is currently being conducted at the Tygerberg Hospital in Cape Town, South Africa. This Phase 2 study consists of three studies in PE (Part 1a, dose-escalation; Part 1b, dose-expansion; and Part 2, expectant management) and a fourth study in fetal growth restriction (FGR, Part 3, expectant management). Part 1a topline study results are intended to identify a suitable dose for Parts 1b, 2, and 3. Up to 90 women with PE and potentially an additional 30 subjects with fetal growth restriction may be evaluated. The first subject in Part 1a was enrolled in the fourth quarter of 2024 and interim results from Part 1a of the study were released in July 2025. The interim results (N=28 subjects) demonstrated that DM199 appears safe and well-tolerated with clinically-relevant pharmacodynamic activity with no evidence of placental transfer. Additionally, subjects exhibited rapid, statistically significant reductions in blood pressure with duration of effect that was sustained up to 24 hours post-infusion compared to pre-treatment baseline. Preparations are underway to initiate Part 1b where up to 30 subjects with PE and expected delivery within 72 hours will be treated with a dose regimen identified from Part 1a.

With respect to our AIS clinical program, we are currently conducting a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial of DM199 for the treatment of AIS, (the ReMEDy2 trial). Our ReMEDy2 trial is intended to enroll approximately 300 participants at up to 100 sites globally. The adaptive design component includes an interim analysis by our independent data safety monitoring board to be conducted after the first 200 participants have completed the trial. Based on the results of the interim analysis, the study may then be stopped for futility or the final sample size will be determined, ranging between 300 and 728 patients, according to a pre-determined statistical plan. We have experienced and continue to experience slower than expected site activations and enrollment in our ReMEDy2 trial. We believe these conditions may be due to hospital and medical facility staffing shortages; inclusion/exclusion criteria in the study protocol; concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility; concerns regarding the prior clinically significant hypotension events and circumstances surrounding the previous clinical hold; use of artificial intelligence and telemedicine which have enabled smaller hospitals to retain AIS patients not eligible for mechanical thrombectomy instead of sending these patients to the larger stroke centers which are more likely to be sites in our trial; and competition for research staff and trial subjects due to other pending stroke and neurological trials. We continue to reach out to current and potential study sites to understand the specific issues at each study site. In an effort to mitigate the impact of these factors, we have significantly expanded our internal clinical team and have brought in-house certain trial activities, including site identification, qualification and activation, clinical site monitoring, supporting vendor management and overall program management. We are currently conducting our ReMEDy2 trial in the United States and in the countries of Canada and Georgia. We are in the process of preparing regulatory filings and identifying and engaging study sites in an additional seven European countries and, on August 28, 2025, received approval for the conduct of this study in the United Kingdom. We continue to work closely with our contract research organizations and other advisors to develop procedures to support both U.S. and global study sites and potential participants as needed. We intend to continue to monitor the results of these efforts and, if necessary, implement additional actions to enhance site activations and enrollment in our ReMEDy2 trial; however, no assurances can be provided as to the success of these actions and if or when these issues will resolve. Failure to resolve these issues may result in further delays in our ReMEDy2 trial and increase the difficulty in forecasting enrollment. We currently estimate that the interim analysis will be completed in the second half of 2026.

Our future success is dependent upon the success of our development efforts, our ability to demonstrate clinical progress for our DM199 product candidate in the United States or other markets, our ability, or the ability of any future partner, to obtain required governmental approvals of our product candidate, our ability to license or market and sell our DM199 product candidate and our ability to obtain additional financing to fund these efforts.

As of December 31, 2025, we have incurred losses of $172.8 million since our inception in 2000. For the year ended December 31, 2025, we incurred a net loss of $32.8 million and negative cash flows from operating activities of $29.1 million. We expect to continue to incur substantial operating losses until such time as any future product sales, licensing fees, milestone payments and/or royalty payments generate revenue sufficient to fund our continuing operations. For the foreseeable future, we expect to incur significant operating losses as we continue the development and clinical study of, and to seek regulatory approval for, our DM199 product candidate. As of December 31, 2025, we had combined cash, cash equivalents and marketable securities of $59.9 million, working capital of $55.5 million, and shareholders' equity of $56.1 million.

Our principal source of cash has been net proceeds from the issuance of equity securities. Although we have previously been successful in obtaining financing through equity securities offerings, there is no assurance that we will be able to do so in the future. This is particularly true if our clinical data are not positive or if economic and market conditions deteriorate.

We expect that we will need substantial additional capital to further our research and development activities and complete the required clinical studies, regulatory activities and manufacturing development for our product candidate, DM199, or any future product candidates, to a point where they may be licensed or commercially sold. We expect our current cash, cash equivalents and marketable securities to be sufficient to fund our planned operations for at least the next 12 months from the date of issuance of these consolidated financial statements. The amount and timing of our future funding requirements will depend on many factors, including timing and results of our ongoing development efforts, including our current ReMEDy2 trial and the rate of site activation and participant enrollment in the study; the Phase 2 PE trial; the potential expansion of our current development programs; the effects of ongoing site staffing shortages; and other factors on our clinical trials and our operating expenses. We may require significant additional funds earlier than we currently expect and there is no assurance that we will not need or seek additional funding prior to such time, especially if market conditions for raising capital are favorable.

3. Summary of Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the assets, liabilities and expenses of DiaMedica Therapeutics Inc., and our wholly-owned subsidiaries, DiaMedica USA, Inc. and DiaMedica Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Functional currency

The United States dollar is our functional currency as it represents the economic effects of the underlying transactions, events and conditions and various other factors, including the currency of historical and future expenditures and the currency in which funds from financing activities are mostly generated by the Company. A change in the functional currency occurs only when there is a material change in the underlying transactions, events and condition. A change in functional currency could result in material differences in the amounts recorded in the consolidated statements of operations and comprehensive loss for foreign exchange gains and losses. All amounts in the accompanying consolidated financial statements are in U.S. dollars unless otherwise indicated.

Segments

The Company operates in a single segment focusing on developing potentially transformative treatments for severe ischemic diseases. Consistent with the Company's operational structure, its chief operating decision maker manages and allocates resources for the Company at a consolidated level. Therefore, results of the Company's operations are reported on a consolidated basis for purposes of segment reporting. Substantially all assets of the Company are held in the United States.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all bank deposits, including money market funds and other investments, purchased with an original maturity to the Company of three months or less, to be cash and cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short maturity of the investments.

Marketable securities

The Company's marketable securities may consist of obligations of the United States government and its agencies, bank certificates of deposit and investment grade corporate obligations, which are classified as available-for-sale. Marketable securities which mature within 12 months from their purchase date are included in current assets. Securities are generally valued based on market prices for similar assets using third-party certified pricing sources and are carried at fair value. The amortized cost of marketable securities is adjusted for amortization of premiums or accretion of discounts to maturity. Such amortization or accretion is included in interest income. Realized gains and losses, if any, are calculated on the specific identification method. Interest income is included in other income in the consolidated statements of operations.

We conduct periodic reviews to identify and evaluate each available-for-sale debt security that is in an unrealized loss position in order to determine whether an other-than-temporary impairment exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Declines in fair value considered to be temporary and caused by noncredit-related factors of the issuer, are recorded in accumulated other comprehensive income or loss, which is a separate component of shareholders' equity. Declines in fair value that are other than temporary or caused by credit-related factors of the issuer, are recorded within earnings as an impairment loss. There were no material other-than-temporary unrealized losses as of December 31, 2025 or 2024.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains its cash balances primarily with two financial institutions. These balances generally exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in cash and cash equivalents. The Company believes that the credit risk related to marketable securities is limited due to the adherence to an investment policy focused on the preservation of principal.

Fair value measurements

Under the authoritative guidance for fair value measurements, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The hierarchy is broken down into three levels defined as follows:

Level 1 Inputs — quoted prices in active markets for identical assets and liabilities

Level 2 Inputs — observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 Inputs — unobservable inputs

As of December 31, 2025, the Company believes that the carrying amounts of its other financial instruments, including amounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the short-term maturities of these instruments. See Note 4, titled "*Marketable Securities*" for additional information.

Long-lived assets

Property and equipment are stated at purchased cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to ten years for office equipment and four years for computer equipment. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss. Repairs and maintenance are expensed as incurred.

Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. Measurement of impairment may be based upon appraisal, market value of similar assets or discounted cash flows.

Leases

We determine if an arrangement is a lease at inception. We have made a policy election to not separate lease and non-lease components for our real estate leases to the extent they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease expense. Our facility lease includes variable non-lease components, such as common-area maintenance costs. Our operating lease is included in operating lease right-of-use ("ROU") asset and operating lease obligations on our consolidated balance sheets. Our operating lease ROU asset represents our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. The operating lease ROU asset and operating lease obligation are recognized based on the present value of lease payments over the lease term. The lease does not provide an implicit rate and, due to the lack of a commercially salable product, we are generally considered unable to obtain commercial credit. Therefore, considering the quoted rates for the lowest investment-grade debt and the interest rates implicit in recent financing leases, we estimated our incremental borrowing rate. The operating lease ROU asset excludes lease incentives. Our lease includes an option to extend or terminate the lease; lease terms are only adjusted for these options when it is reasonably certain that we will exercise such options to extend or terminate the lease. Lease expense is recognized on a straight-line basis over the lease term.

Assumptions made by us at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Research and development costs

Research and development expenses consist primarily of fees paid to external service providers such as contract research organizations; clinical support services; clinical development including clinical site costs; outside nursing services; and laboratory testing. R&D costs also include non-clinical testing; fees paid to our contract manufacturing and development organizations and outside laboratories for development of DM199 and related manufacturing processes; costs for production runs of DM199; consulting resources with specialized expertise related to the execution of our development plan for DM199; and personnel costs, including salaries, benefits, non-cash share-based compensation expense; and other personnel costs.

We charge research and development costs to expense when incurred. Our human clinical trials are performed at clinical trial sites and are administered jointly by us with assistance from various contract research organizations. Upfront costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials are recorded or accrued based on actual invoices received and estimates of work completed to date by clinical trial sites, contract research organizations and outside vendors that assist with management and performance of the trials, and those that manufacture the investigational product. While we utilize electronic data capture systems to facilitate the transmission and capture of clinical trial activity, such information is often incomplete or delayed. Therefore, we are required to estimate the levels of performance under each significant contract, including, among other things, the extent of participant enrollment, the extent of supporting services performed and other activities through communications with the clinical trial sites, CROs and supporting vendors and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual work performed at each clinical trial site and by each CRO or supporting vendor. Additionally, actual costs may be charged to us and are recognized as the tasks are completed by the clinical trial site. Accrued R&D costs may be subject to revisions as clinical trials, non-clinical research and DM199 development programs progress and any revisions are recorded in the period in which the facts that give rise to the revisions become known.

Patent costs

Costs associated with applying for, prosecuting and maintaining patents are expensed as incurred given the uncertainty of patent approval and, if approved, the resulting probable future economic benefit to the Company. Patent-related costs, consisting primarily of legal expenses and filing/maintenance fees, are included in general and administrative costs and were $377,000 and $251,000 for the years ended December 31, 2025 and 2024, respectively.

Share-based compensation

The cost of employee and non-employee services received in exchange for awards of equity instruments is measured and recognized based on the estimated grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. We record forfeitures in the periods in which they occur.

The fair value of option awards is estimated at the date of grant using the Black-Scholes option pricing model. The determination of the fair value of share-based awards is affected by our share price, as well as assumptions regarding a number of complex and subjective variables. Risk free interest rates are based upon United States Government bond rates appropriate for the expected term of each award. Expected volatility rates are based on the historical volatility over a period equal to the expected term of the option. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term of options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted rates for each of the jurisdictions in which the Company operates, and expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company has provided a full valuation allowance against the gross deferred tax assets as of December 31, 2025 and 2024. See Note 16, titled "*Income Taxes*" for additional information. The Company's policy is to classify interest and penalties related to income taxes as income tax expense.

Net loss per share

We compute net loss per share by dividing our net loss (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period, if any, are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share, or EPS, is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our diluted EPS is the same as basic EPS due to the exclusion of common share equivalents as their effect would be anti-dilutive.

The following table summarizes our calculation of net loss per common share for the periods presented (in thousands, except share and per share data):

| | Year Ended December 31, | |
	2025	2024
Net loss	$ (32,766)	$ (24,444)
Weighted average shares outstanding—basic and diluted	46,980,777	40,404,681
Basic and diluted net loss per share	$ (0.70)	$ (0.60)

The following outstanding potential common shares were not included in the diluted net loss per share calculations as their effects were not dilutive:

| | Year Ended December 31, | |
	2025	2024
Employee and non-employee stock options	6,864,854	4,692,438
Common shares issuable upon settlement of deferred stock units	174,515	284,886
	7,039,369	4,977,324

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 is intended to improve income tax disclosures primarily through enhanced disclosure of income tax rate reconciliation items, and disaggregation of income (loss) from continuing operations, income tax expense (benefit) and income taxes paid, net disclosures by federal, state and foreign jurisdictions, among others. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024, and early adoption is permitted. Adoption of ASU 2023-09 did not have a material effect on the Company's consolidated financial statements and disclosures.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which is intended to improve disclosures about a public business entity's expenses by requiring disaggregated disclosure, in the notes to the consolidated financial statements, of certain categories of expenses included in the financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 may be applied either on a prospective or retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of ASU 2024-03 on its consolidated financial statement disclosures.

4. Marketable Securities

The available-for-sale marketable securities are primarily comprised of investments in commercial paper, corporate bonds and government securities and consist of the following, measured at fair value on a recurring basis (in thousands):

| | Fair Value Measurements as of December 31, 2025 Using Inputs Considered as | | | |
	Fair Value	Level 1	Level 2	Level 3
Commercial paper and corporate bonds	$ 4,822	$ —	$ 4,822	$ —
Government securities	39,421	—	39,421	—
Total marketable securities	$ 44,243	$ —	$ 44,243	$ —

| | Fair Value Measurements as of December 31, 2024 Using Inputs Considered as | | | |
	Fair Value	Level 1	Level 2	Level 3
Commercial paper and corporate bonds	$ 28,291	$ —	$ 28,291	$ —
Government securities	12,831	—	12,831	—
Total marketable securities	$ 41,122	$ —	$ 41,122	$ —

Accrued interest receivable on available-for-sale securities was $250,000 and $235,000 for the years ended December 31, 2025 and 2024, respectively, and is included in amounts receivable.

There were no transfers of assets between Level 1 and Level 2 of the fair value measurement hierarchy during the year ended December 31, 2025.

Under the terms of the Company's investment policy, purchases of marketable securities are limited to investment grade governmental and corporate obligations and bank certificates of deposit with a primary objective of principal preservation. Maturities of individual securities are less than one year, and the amortized cost of all securities approximated fair value as of December 31, 2025 and 2024.

5. Amounts Receivable

Amounts receivable consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Accrued interest receivable on marketable securities	$ 250	$ 235
Other	8	1
Total amounts receivable	$ 258	$ 236

6. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of insurance premiums, yearly subscriptions for services and deposits expected to be recovered during the next twelve months.

7. Deposits

We periodically advance funds to vendors engaged to support the performance of our clinical trials and related supporting activities. The funds advanced are held, interest free, for varying periods of time and may be recovered by the Company through partial reductions of ongoing invoices, application against final study/project invoices or refunded upon completion of services to be provided. Deposits are classified as current or non-current based upon their expected recovery time.

8. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Computer equipment	$ 151	$ 118
Furniture and equipment	128	128
Leasehold improvements	16	16
	295	262
Less accumulated depreciation	(150)	(114)
Property and equipment, net	$ 145	$ 148

Depreciation expense was $43,000 and $39,000 for the years ended December 31, 2025 and 2024, respectively. During 2025 and 2024, we disposed of $7,000 and $25,000 of equipment, respectively, all of which was fully depreciated.

9. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Compensation	$ 1,380	$ 1,060
Clinical trial costs	1,291	2,277
Research and development services	749	888
Professional services fees	120	112
Other	5	10
Total accrued liabilities	$ 3,545	$ 4,347

10.   Operating Lease

In June 2022, we entered into an agreement to lease approximately 6,000 square feet of office space in Minneapolis, Minnesota. The lease commencement date was September 1, 2022, has a term of 65 months expiring on January 31, 2028, and included an incentive of five months of full rent abatement. This incentive is subject to repayment if we default in performance of any material obligations under the lease prior to the 48th month of the lease and the landlord terminates the lease. Upon lease commencement, the Company recognized an operating lease right-of-use asset and a corresponding operating lease obligation of $446,000, respectively.

Our operating lease costs were $104,000 for each of the years ended December 31, 2025 and 2024, respectively. Our variable lease costs were $91,000 and $89,000 for the years ended December 31, 2025 and 2024, respectively. Variable lease costs consist primarily of common area maintenance costs, insurance and taxes which are paid based upon actual costs incurred by the lessor.

Maturities of our operating lease obligation are as follows as of December 31, 2025 (in thousands):

2026	$	116
2027		119
2028		10
Total lease payments		245
Less interest portion		(20)
Present value of lease obligation		225
Less current portion of operating lease		(101)
Operating lease obligation, non-current	$	124

11.   Commitments and Contingencies

Clinical trials and product development

In the normal course of business, we incur obligations to make future payments as we execute our business plan. These obligations may relate to preclinical or clinical studies, manufacturing or manufacturing process development and other related or supporting activities. Currently, these obligations include costs to be incurred with contract research organizations, central laboratory and pharmacy services, clinical study sites, home nursing services, various other vendors supporting the performance of our clinical trials and contract manufacturing and development organizations. The contracts we enter into with these vendors and the commitments within these contracts are subject to significant variability based upon the actual activities/services performed by each vendor. As a result, the ultimate amounts due may be materially different as these obligations are affected by, among other factors, the number and pace of clinical study sites activated, the number of countries in which clinical sites are activated, the number of participants enrolled, the amount of time to complete trial enrollment and the time required to finalize, analyze and report our clinical trial results. Clinical research agreements, including supporting vendors, are generally cancelable upon 60-90 days' notice, with our obligation limited to costs incurred up to that date, including any non-cancelable costs. Cancelation terms for product manufacturing and process development contracts vary and are generally dependent upon timelines for sourcing research materials and reserving laboratory time. As of December 31, 2025, we estimate that our outstanding commitments, including such cancellable contracts, are approximately $24.7 million of which $19.3 million become due over the next 12 months and approximately $5.4 million become due in the next 12 months thereafter.

Technology license

We have entered into an exclusive license agreement with Catalent Pharma Solutions, LLC (Catalent) whereby we have licensed certain gene expression technology and we contract with Catalent for the manufacture of DM199. Under the terms of this license, certain milestone and royalty payments may become due under this agreement and are dependent upon, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. As of December 31, 2025, one milestone payment obligation remains which is due upon our first regulatory approval of DM199 for commercial sale. Following the launch of our first product, we will also incur a royalty obligation of less than 1% of net sales. The royalty term is indefinite, but the license agreement may be canceled by us on 90 days' prior written notice. The license may not be terminated by Catalent unless we fail to make required milestone and royalty payments.

Indemnification of directors and officers

The Company, as permitted under laws of the BCBCA and in accordance with the Company's Articles and indemnification agreements, will indemnify and advance expenses to its directors and officers to the fullest extent permitted by law and may choose to indemnify other employees or agents from time to time. The Company has secured insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to the Company. As of December 31, 2025, there was no pending litigation or proceeding involving any director or officer of the Company as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification. Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (Securities Act) may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the United States Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company had not recorded any liabilities for these obligations as of December 31, 2025 or 2024.

12.   Shareholders' Equity

Authorized capital stock

DiaMedica has authorized share capital of an unlimited number of common voting shares, and the shares do not have a stated par value. Common shareholders are entitled to receive dividends as declared by the Company, if any, and are entitled to one vote per share at the Company's annual general meeting and any extraordinary or special general meeting.

Equity issued during the year ended December 31, 2025

On July 21, 2025, we entered into securities purchase agreements with accredited investors, pursuant to which we agreed to issue and sell an aggregate 8,606,425 common shares at a purchase price of $3.50 per share in a private placement. As a result of the offering, which closed on July 23, 2025, we received gross proceeds of $30.1 million, which resulted in net proceeds to us of approximately $30.0 million, after deducting the offering expenses.

In connection with the July 2025 private placement, we entered into a registration rights agreement (2025 Registration Rights Agreement) with the investors pursuant to which we agreed to file with the SEC a registration statement registering the resale of the shares sold in the July 2025 private placement (2025 Resale Registration Statement). The 2025 Resale Registration Statement was filed with the SEC on August 1, 2025 and declared effective by the SEC on August 8, 2025. Under the terms of the 2025 Registration Rights Agreement, we agreed to keep the 2025 Resale Registration Statement effective at all times until the shares are no longer considered "Registrable Securities" under the 2025 Registration Rights Agreement and if we fail to keep the 2025 Resale Registration Statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the investors in an amount of up to 10% of the invested capital, excluding interest. We also agreed, among other things, to indemnify the selling holders under the 2025 Resale Registration Statement from certain liabilities and to pay all fees and expenses incident to our performance of or compliance with the 2025 Registration Rights Agreement.

On August 12, 2025, we entered into a Sales Agreement (the 2025 Sales Agreement) with TD Securities (USA) LLC (TD Cowen) under which the Company may, from time to time, sell common shares having an aggregate offering price of up to $100 million, through an "at-the-market" offering program (ATM Offering). TD Cowen receives a customary commission from the Company for any common shares sold under the 2025 Sales Agreement. Any shares offered and sold in the ATM Offering are to be issued pursuant to the Company's shelf registration statement on Form S-3 424(b)(2), the prospectus contained therein, and one or more prospectus supplements. As of December 31, 2025, the remaining availability under this ATM was $86.2 million.

During the year ended December 31, 2025, 142,345 common shares were issued upon settlement of deferred share units, 35,215 common shares were issued upon the vesting and settlement of restricted stock units, 415,253 common shares were issued upon the exercise of stock options for gross proceeds of $1.0 million and 1,724,472 common shares were issued and sold under our ATM Offering program for aggregate gross proceeds of $13.8 million.

Equity issued during the year ended December 31, 2024

On June 25, 2024, we entered into securities purchase agreements with accredited investors, pursuant to which we issued and sold an aggregate 4,720,000 common shares at a purchase price of $2.50 per share in a private placement. As a result of the offering, which closed on June 28, 2024, we received gross proceeds of $11.8 million, which resulted in net proceeds to us of approximately $11.7 million, after deducting the offering expenses.

In connection with the June 2024 private placement, we entered into a registration rights agreement (2024 Registration Rights Agreement) with the investors pursuant to which we agreed to file with the SEC a registration statement registering the resale of the shares sold in the June 2024 private placement. This registration statement was filed with the SEC on July 10, 2024 and declared effective by the SEC on July 18, 2024. Under the terms of the 2024 Registration Rights Agreement, we agreed to keep the registration statement effective at all times until the shares are no longer considered "Registrable Securities" under the 2024 Registration Rights Agreement and if we fail to keep the registration statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the investors in an amount of up to 10% of the invested capital, excluding interest. We also agreed, among other things, to indemnify the selling holders under the registration statement from certain liabilities and to pay all fees and expenses incident to our performance of or compliance with the 2024 Registration Rights Agreement.

During the year ended December 31, 2024, 23,660 common shares were issued upon the vesting and settlement of restricted stock units and 117,000 common shares were issued upon the exercise of stock options for gross proceeds of $256,000.

Shares reserved

Common shares reserved for future issuance are as follows:

	December 31, 2025
Employee and non-employee stock options	6,864,854
Common shares issuable upon settlement of deferred stock units	174,515
Shares available for grant under the Amended and Restated 2019 Omnibus Incentive Plan	948,666
Shares available for grant under the 2021 Employment Inducement Incentive Plan	653,125
Total	8,641,160

13. Share-Based Compensation

Amended and Restated 2019 Omnibus Incentive Plan

The DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan (as amended from time to time, the 2019 Plan) was adopted by the Board of Directors (Board) on March 14, 2019 and approved by our shareholders at our 2019 Annual General Meeting of Shareholders held on May 22, 2019. Subsequent amendments to the plan, comprised principally of increasing the authorized shares under the plan, were approved by our shareholders at our 2022 and 2024 Annual General Meetings of Shareholders.

The 2019 Plan permits the Board, or a committee or subcommittee thereof, to grant to the Company's eligible employees, non-employee directors and certain consultants non-statutory and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units (RSUs), deferred stock units (DSUs), performance awards, non-employee director awards and other share-based awards. We grant options to purchase common shares under the 2019 Plan at no less than the fair market value of the underlying common shares as of the date of grant. Options granted to employees and non-employee directors have a maximum term of ten years and generally vest over one to four years. Options granted to non-employees have a maximum term of five years and generally vest over one year. Subject to adjustment as provided in the 2019 Plan, the maximum number of the Company's common shares authorized for issuance under the 2019 Plan is 7,000,000 shares. As of December 31, 2025, options to purchase an aggregate of 5,402,444 common shares were outstanding and 164,770 common shares were reserved for issuance upon settlement of DSUs under the 2019 Plan.

2021 Employment Inducement Incentive Plan

On December 3, 2021, the Board adopted the DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan (Inducement Plan) to facilitate the granting of equity awards as an inducement material to new employees joining the Company. The Inducement Plan was adopted without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4) and is administered by the Compensation Committee of the Board of Directors. The Board reserved 1,000,000 common shares of the Company for issuance under the Inducement Plan, which permits the grant of non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other share-based awards, to eligible recipients. The only persons eligible to receive awards under the Inducement Plan are individuals who are new employees and satisfy the standards for inducement grants under Nasdaq Listing Rule 5635(c)(4) or 5635(c)(3), as applicable. Also, on December 3, 2021, the Compensation Committee adopted a form of notice of option grant and option award agreement for use under the Inducement Plan, which contains terms substantially identical to the form of notice of option grant and option award agreement for use under the shareholder-approved 2019 Plan. The Inducement Plan has a term of 10 years. The share reserve under the Inducement Plan may be increased at the discretion of and approval by the Board and, on July 31, 2025, the Board increased the number of common shares reserved for issuance under the plan to 2,000,000. As of December 31, 2025, options to purchase an aggregate of 1,100,000 common shares were outstanding under the Inducement Plan.

Prior stock option plan

Our Board of Directors ceased granting awards under the DiaMedica Therapeutics Inc. Stock Option Plan, Amended and Restated November 6, 2018 (Prior Plan) upon receipt of the shareholder approval of the 2019 Plan. Awards outstanding under the Prior Plan remain outstanding in accordance with and pursuant to the terms thereof. Options granted under the Prior Plan have terms similar to those used under the 2019 Plan. As of December 31, 2025, options to purchase an aggregate of 362,410 common shares were outstanding under the Prior Plan.

Prior deferred stock unit plan

Our Board of Directors ended participation in the DiaMedica Therapeutics Inc. Amended and Restated Deferred Stock Unit Plan (Prior DSU Plan) upon receipt of the shareholder approval of the 2019 Plan. Awards outstanding under the Prior DSU Plan remain outstanding in accordance with and pursuant to the terms thereof. As of December 31, 2025, there were 9,745 common shares reserved for issuance upon settlement of DSUs outstanding under the Prior DSU Plan.

Stock options

Share-based compensation expense for each of the periods presented is as follows (in thousands):

	December 31, 2025	December 31, 2024
General and administrative	$ 2,526	$ 1,464
Research and development	1,320	621
Total share-based compensation	$ 3,846	$ 2,085

We recognize share-based compensation for options awards based on the fair value of each award as estimated using the Black-Scholes option valuation model. Ultimately, the actual expense recognized over the vesting period will only be for those options that actually vest.

A summary of option activity is as follows (in thousands except share and per share amounts):

	Shares Underlying Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Balances as of December 31, 2023	3,871,013	$ 3.61	$ 832
Granted	1,864,775	3.03	
Forfeited	(531,350)	2.96	
Expired/cancelled	(395,000)	5.08	
Exercised	(117,000)	2.19	
Balances as of December 31, 2024	4,692,438	$ 3.33	$ 10,243
Granted	3,433,416	4.88	
Forfeited	(830,747)	3.80	
Exercised	(415,253)	2.43	
Expired/cancelled	(15,000)	5.02	
Balances as of December 31, 2025	6,864,854	$ 4.11	$ 26,479

A summary of the status of our unvested shares underlying options during the year ended and as of December 31, 2025 is as follows:

	Shares Underlying Options	Weighted Average Grant Date Fair Value Per Share
Unvested as of December 31, 2024	2,371,983	$ 2.18
Granted	3,433,416	3.30
Vested	(1,143,530)	2.28
Forfeited	(801,372)	2.57
Unvested as of December 31, 2025	3,860,497	$ 3.06

Information about stock options outstanding, vested and expected to vest as of December 31, 2025, is as follows:

Per Share Exercise Price	Outstanding, Vested and Expected to Vest				Options Vested and Exercisable	
	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Remaining Contractual Life (Years)
$1.00 - $1.99	51,443	7.1	$ 1.64	42,989	1.66
$2.00 - $2.99	2,278,895	6.7	2.73	1,515,350	2.70
$3.00 - $3.99	311,893	4.7	3.56	247,519	3.66
$4.00 - $4.99	2,917,069	7.7	4.32	808,626	4.51
$5.00 - $5.99	549,287	7.6	5.16	256,787	5.03
$6.00 - $16.00	756,267	8.5	7.14	133,086	7.97
	6,864,854	7.3	$ 4.11	3,004,357	3.68

The cumulative grant date fair value of employee options vested during the years ended December 31, 2025 and 2024 was $2.6 million and $1.5 million, respectively. A total of 415,253 and 117,000 options were exercised during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, total compensation expense related to unvested employee stock options not yet recognized was $10.6 million, which is expected to be allocated to expenses over a weighted-average period of 3.1 years.

The assumptions used in calculating the fair value under the Black-Scholes option valuation model are set forth in the following table for options issued by the Company for the years ended December 31, 2025 and 2024:

	2025	2024
Common share fair value	$4.07 – $8.67	$2.40 – $5.38
Risk-free interest rate	3.7 – 4.4%	3.8 – 4.5%
Expected dividend yield	0%	0%
Expected option life (years)	5.0 – 5.6	5.5 – 5.7
Expected stock price volatility	75.7 – 83.3%	83.0 – 124.1%

Deferred stock units and restricted stock units

Under our non-employee director compensation program, non-employee directors may elect to receive RSUs or DSUs in lieu of all or a portion of the annual cash retainers payable to such director. Each RSU or DSU represents the right to receive one common share. These recipients receive a number of RSUs or DSUs equal to the amount of the elected portion of the annual cash retainers divided by the 10-trading day average closing sale price of our common shares as determined on the third business day prior to the anticipated grant date of the award. These annual RSU and DSU grants vest quarterly over one year, conditioned on continuous service. The cost of the RSUs and DSUs is measured and recognized based on the fair market value of our common shares on the date of grant. RSUs will be settled immediately upon vesting and DSU awards will be settled following a separation from service by such director.

There were 174,515 and 284,886 vested DSUs outstanding under our share-based compensation plans as of December 31, 2025 and 2024, respectively. During 2025, 35,215 common shares were issued upon the vesting and settlement of RSUs. During 2024, 23,660 common shares were issued upon the vesting and settlement of RSUs. There were no unvested DSUs or RSUs as of December 31, 2025 and 2024.

14. Employee Benefit Plan

We maintain an employee 401(k) retirement savings plan (401(k) Plan). The 401(k) Plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 may elect to participate in the 401(k) Plan beginning on their hire date. The 401(k) Plan allows eligible employees to contribute a portion of their annual compensation, subject only to maximum limits required by law. We contribute an amount up to 4% of each employees' compensation under the safe harbor provisions provided by the Internal Revenue Service rules governing 401(k) plans. Employee and employer safe harbor contributions vest immediately.

We have recorded contribution expenses of $234,000 and $166,000 under the 401(k) Plan for the years ended December 31, 2025 and 2024, respectively.

15. Segment Information

An operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is regularly reviewed by the chief operating decision-maker (CODM) in making decisions regarding resource allocation and assessing performance. The Company's CODM is the Chief Executive Officer. The Company operates in a single operating segment focused on the development of its drug product candidate DM199 for the treatment of severe ischemic disease. The CODM manages and allocates resources to the operations of the Company on a total company basis. Further, the CODM reviews and utilizes functional expenses (i.e., research, development and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included in consolidated net loss are revenues, share-based compensation, interest income, other expense, net, and income tax expense, which are reflected in the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

| | Year Ended December 31, | |
	2025	2024
Operating expenses, excluding share-based compensation		
Research and development	$ 23,294	$ 18,436
General and administrative	7,257	6,160
Total operating expenses, excluding share-based compensation	30,551	24,596
Share-based compensation		
Research and development	1,320	621
General and administrative	2,526	1,464
Total share-based compensation	3,846	2,085
Operating loss	(34,397)	(26,681)
Interest income	1,669	2,301
Other expense, net	(10)	(34)
Income tax expense	(28)	(30)
Segment and consolidated net loss	$ (32,766)	$ (24,444)

16. Income Taxes

The domestic and foreign components of gain (loss) from continuing operations before provision for income taxes are as follows:

| | Year Ended December 31, | |
	2025	2024
Domestic (Canada)	$ (33,119)	$ (24,452)
Foreign	381	38
Loss before income tax expense	$ (32,738)	$ (24,414)

The Company has computed its provision for income taxes based on the actual effective tax rate for the year as the Company believes this is the best estimate for the annual effective tax rate. The Company is subject to income taxes in Canada, the United States and Australia.

Significant judgment is required in evaluating the Company's uncertain tax positions and determining the provision for income taxes. The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained.

The provision for income taxes consists of:

	December 31,			
	2025		2024	
Current				
Federal	$	24	$	28
State		—		—
Foreign		4		2
Total current	$	28	$	30
Deferred				
Federal	$	—	$	—
State		—		—
Foreign		—		—
Total deferred	$	—	$	—
Total income tax expense	$	28	$	30

The following table reconciles the expected Canadian statutory federal income tax to the actual income tax expense:

| | December 31, 2025 | | December 31, 2024 | |
	Amount	Percent	Amount	Percent
Loss before income tax expense	$ (32,738)		$ (24,414)	
Canadian federal statutory rate	(4,911)	15.0 %	(3,662)	15.0 %
Canadian provincial and local income tax rate	(3,640)	11.1 %	(2,719)	11.1 %
Foreign tax effects	(74)	0.2 %	13	(0.1)%
Nontaxable or nondeductible items				
Share-based compensation	515	(1.6)%	273	(1.1)%
Share issuance costs	(149)	0.5 %	(8)	0.1 %
Other	(4)	0.0 %	—	0.0 %
Changes in valuation allowance	8,291	(25.3)%	6,133	(25.1)%
Actual income tax expense	$ 28	(0.1)%	$ 30	(0.1)%

As the operations of the Company are predominantly conducted through its Canadian parent company, the Company has prepared the tax rate table using the Canadian federal tax rate of 15%.

The principal component of deferred taxes are as follows:

	December 31,		December 31,	
	2025		2024	
Deferred tax assets (liabilities):				
Non-capital losses carried forward	$	40,316	$	32,240
Research and development expenditures		817		817
Patents and other		460		400
Share-based compensation		419		284
Share issue costs		379		275
Accruals		92		256
Property and equipment		(71)		(89)
Total deferred tax asset, net		42,412		34,183
Valuation allowance		(42,412)		(34,183)
Net deferred tax asset	$	—	$	—

The following table presents a reconciliation of the valuation allowance:

	December 31, 2025		December 31, 2024	
Balance at beginning of the year	$	34,183	$	28,039
Increase based on tax positions related to current period		8,229		6,144
Increase based on tax positions related to prior periods		—		—
Balance at end of the year	$	42,412	$	34,183

The Company assesses available positive and negative evidence to estimate if it is more likely than not to use certain jurisdiction-based deferred tax assets including net operating loss carryovers. On the basis of this assessment, the Company continues to maintain a valuation allowance on its net deferred tax assets for the year ended December 31, 2025.

Pursuant to Internal Revenue Code ("IRC") Sections 382 and 383, annual use of the Company's net operating loss ("NOL") and credit carryforwards may be limited by statute because of a cumulative change in ownership of more than 50%. Pursuant to Sections 382 and 383 of the IRC, the annual use of the Company's NOLs and credit carryforwards would be limited if there is a cumulative change of ownership (as that term is defined in Section 382(g) of the IRC of greater than 50% in a three-year period). Management has not performed an analysis to determine if the Company has had a cumulative change in ownership of greater than 50%.

Net operating losses and tax credit carryforwards as of December 31, 2025, are as follows:

	Amount (In thousands)		Expiration Years
Non-capital income tax losses, net – domestic	$	145,679	Beginning 2027
Non-capital income tax losses, net – foreign		—	
Research and development expense carry forwards		3,027	Indefinitely
Tax credits		473	Beginning 2026

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (Exchange Act)) that are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered in this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control-Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

This annual report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the SEC that exempt smaller reporting companies from the auditor attestation requirement.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2025 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

During the three months ended December 31, 2025, none of our directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) and 408(c) respectively of SEC Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance**

Executive Officers

Information concerning our executive officers is included in this annual report on Form 10-K under Item 1 of Part I under the heading "*Information About Our Executive Officers*."

Code of Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees, in accordance with Section 406 of the Sarbanes-Oxley Act, the rules of the SEC promulgated thereunder, and the Nasdaq Listing Rules. The code of business conduct and ethics is posted on our website at www.diamedica.com. We intend to disclose on our website any amendment to or waiver from any provision of the code of business conduct and ethics that applies to our principal executive, financial or accounting officers, and that relates to any element of the code identified in Item 406(b) of Regulation S-K, as promulgated by the SEC. Such disclosure will be provided promptly following the date of the amendment or waiver. We are not including the information contained on our website as part of, or incorporating it by reference into, this report or any other filing or document submitted to the SEC.

Additional Information

The additional information required by this Item is incorporated herein by reference to the information under the headings "Voting Proposal One – Election of Directors," "Corporate Governance," "Stock Ownership – Insider Trading Policy," and, if any, under "Delinquent Section16(a) Reports" appearing in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual General Meeting of Shareholders (Annual Proxy Statement).

Item 11. **Executive Compensation**

The information required by this Item is incorporated herein by reference to the information under the headings "Director Compensation," "Executive Compensation," "Corporate Governance – Compensation Committee" appearing in the Annual Proxy Statement.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item is incorporated herein by reference to the information under the headings "Stock Ownership" and "Equity Compensation Plan Information," appearing in the Annual Proxy Statement.

Item 13. **Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item is incorporated herein by reference to the information under the headings "Related Person Relationships and Transactions," "Corporate Governance—Director Independence," "Corporate Governance—Audit Committee" and "Corporate Governance—Compensation Committee" appearing in the Annual Proxy Statement

Item 14. **Principal Accountant Fees and Services**

The information required by this Item is incorporated herein by reference to the information under the headings "Audit Fees" and "Audit Committee Pre-Approval Policies and Procedures" under "Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration" appearing in the Annual Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

Our consolidated financial statements are included in "*Part II, Item 8. Financial Statements and Supplementary Data.*"

Financial Statement Schedules

All financial statement schedules are omitted because they are inapplicable since we are a smaller reporting company.

Exhibits

The exhibits being filed or furnished with this report are listed below, along with an indication as to each management contract or compensatory plan or arrangement.

A copy of any of the exhibits listed or referred to herein will be furnished at a reasonable cost to any person who is a shareholder upon receipt from any such person of a written request for any such exhibit. Such request should be sent to: Mr. Scott Kellen, Chief Financial Officer and Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, Attn: Shareholder Information.

Item No.	Item	Method of Filing
3.1	Notice of Articles of DiaMedica Therapeutics Inc. dated May 20, 2025	Incorporated by reference to Exhibit 3.1 to DiaMedica's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (File No. 001-36291)
3.2	Amended and Restated Articles of DiaMedica Therapeutics Inc. Effective May 17, 2023	Incorporated by reference to Exhibit 3.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 18, 2023 (File No. 001-36291)
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to Exhibit 4.1 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-36291)
4.2	Specimen Certificate representing Voting Common Shares of DiaMedica Therapeutics Inc.	Incorporated by reference to Exhibit 4.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2019 (File No. 001-36291)
4.3	Registration Rights Agreement dated as of September 28, 2021 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 4.5 to DiaMedica's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 5, 2021 (File No. 333-260066)
4.4	Registration Rights Agreement dated as of June 23, 2023 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 4.6 to DiaMedica's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 30, 2023 (File No. 333-273068)
4.5	Form of Registration Rights Agreement by and among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 10.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 26, 2024 (File No. 001-36291)
4.6	Form of Registration Rights Agreement by and among DiaMedica Therapeutics Inc. and the Purchasers party thereto dated as of July 23, 2025	Incorporated by reference to Exhibit 10.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 21, 2025 (File No. 001-36291)

Item No.	Item	Method of Filing
10.1#	DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan (Effective May 22, 2024)	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 23, 2024 (File No. 001-36291)
10.2#	Form of Option Award Agreement under the DiaMedica Therapeutics Inc. 2019 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.2 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-36291)
10.3#	Form of Deferred Stock Unit Award Agreement under the DiaMedica Therapeutics Inc. 2019 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.1 to DiaMedica's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (File No. 001-36291)
10.4#	DiaMedica Therapeutics Inc. Amended and Restated 2021 Employment Inducement Incentive Plan	Incorporated by reference to Exhibit 10.3 to DiaMedica's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (File No. 001-36291)
10.5#	Form of Inducement Option Award Agreement under the DiaMedica Therapeutics Inc. 2021 Employment Incentive Plan	Incorporated by reference to Exhibit 10.6 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-36291)
10.6#	DiaMedica Therapeutics Inc. Stock Option Plan Amended and Restated November 6, 2018	Incorporated by reference to Exhibit 10.1 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.7#	Form of Option Agreement under the DiaMedica Therapeutics Inc. Stock Option Plan Amended and Restated November 6, 2018	Incorporated by reference to Exhibit 10.3 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.8#	Form of Option Agreement under the DiaMedica Therapeutics Inc. Stock Option Plan Amended and Restated December 21, 2017	Incorporated by reference to Exhibit 10.2 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.9#	DiaMedica Therapeutics Inc. Amended and Restated Deferred Share Unit Plan	Incorporated by reference to Exhibit 10.4 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.10#	DiaMedica Therapeutics Inc. Short-Term Incentive Plan	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 21, 2019 (File No. 001-36291)
10.11#	Form of Indemnification Agreement between DiaMedica Therapeutics Inc. and Each Director and Officer	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 24, 2025 (File No. 001-36291)
10.12#	Employment Agreement effective as of September 12, 2018 between DiaMedica USA, Inc. and Rick Pauls	Incorporated by reference to Exhibit 10.6 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.13#	Employment Agreement effective as of September 12, 2018 between DiaMedica USA, Inc. and Scott Kellen	Incorporated by reference to Exhibit 10.7 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-36291)
10.14#	Employment Agreement effective as of August 11, 2025, between DiaMedica USA, Inc. and Julie Krop, M.D.	Incorporated by reference to Exhibit 10.5 to DiaMedica's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025

Item No.	Item	Method of Filing
		(File No. 001-36291)
10.15	301 Carlson Parkway Office Lease dated June 22, 2022 between Medica Services Company, LLC and DiaMedica USA Inc.	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 29, 2022 (File No. 001-36291)
10.16	Lease Guaranty Agreement dated June 22, 2022 by DiaMedica Therapeutics Inc.	Incorporated by reference to Exhibit 10.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 29, 2022 (File No. 001-36291)
10.17[(1)]	GPEx® - Derived Cell Line Sale Agreement dated February 2, 2012 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.12 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.18	First Amendment to GPEx® Development and Manufacturing Agreement dated April 10, 2017 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.13 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.19	Second Amendment to GPEx® Development and Manufacturing Agreement dated as of October 22, 2018 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.19 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-36291)
10.20	Third Amendment to GPEx® Development and Manufacturing Agreement dated as of April 11, 2022 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.23 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-36291)
10.21	Securities Purchase Agreement dated as of September 26, 2021 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 27, 2021 (File No. 001-36291)
10.22#	Securities Purchase Agreement dated as of June 21, 2023 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 21, 2023 (File No. 001-36291)
10.23#	Form of Securities Purchase Agreement, dated as of June 25, 2024, by and among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 26, 2024 (File No. 001-36291)
10.24*	Form of Securities Purchase Agreement, dated as of July 21, 2025, by and among DiaMedica Therapeutics Inc. and the Purchasers party thereto	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 21, 2025 (File No. 001-36291)
10.25	Sales Agreement between DiaMedica Therapeutics Inc. and TD Securities (USA) LLC, dated August 12, 2025	Incorporated by reference to Exhibit 1.2 to DiaMedica's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 12, 2025 (File No. 001-36291)
19.1	DiaMedica Therapeutics Inc. Insider Trading Policy	Incorporated by reference to Exhibit 19.1 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-36291)
21.1	Subsidiaries of DiaMedica Therapeutics Inc.	Incorporated by reference to Exhibit 21.1 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-36291)
23.1	Consent of Baker Tilly US, LLP	Filed herewith
24.1	Powers of Attorney	Included on Signature Page

Item No.	Item	Method of Filing
31.1	Certification of President and Chief Executive Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of President and Chief Executive Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certification of Chief Financial Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
97.1#	DiaMedica Therapeutics Inc. Clawback Policy	Incorporated by reference to Exhibit 97.1 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-36291)
101	The following materials from DiaMedica Therapeutics Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements, and (vii) the information under Part II, Item 9B of this Annual Report on Form 10-K.	Filed herewith
104	Cover Page Interactive Data File	Embedded within the Inline XBRL document

---

\#   Indicates a management contract or compensatory plan or arrangement.

[1]   Portions of this exhibit have been redacted and are subject to an order granting confidential treatment under Rule 406 of the United States Securities Act of 1933, as amended (File No. 333-228313, CF #36833). The redacted material was filed separately with the Securities and Exchange Commission.

*   Certain exhibits and schedules have been omitted pursuant to Item 601 of Regulation S-K. A copy of any omitted exhibit can be furnished to the Commission upon its request

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DIAMEDICA THERAPEUTICS INC.


Date: March 30, 2026
                                             By: /s/ Rick Pauls
                                                    Rick Pauls
                                                    President and Chief Executive Officer


POWER OF ATTORNEY


Each person whose signature appears below constitutes and appoints Rick Pauls and Scott Kellen, or either of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and any documents related to this report and filed pursuant to the Securities Exchange Act of 1934, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be governed by and construed with the laws of the State of Minnesota and applicable U.S. federal securities laws.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Rick Pauls Rick Pauls	President, Chief Executive Officer and Director (principal executive officer)	March 30, 2026
/s/ Scott Kellen Scott Kellen	Chief Financial Officer and Secretary (principal financial and accounting officer)	March 30, 2026
/s/ James Parsons James Parsons	Chairman of the Board, Director	March 30, 2026
/s/ Michael Giuffre, M.D. Michael Giuffre, M.D.	Director	March 30, 2026
/s/ Richard Kuntz, M.D., M.Sc. Richard Kuntz, M.D., M.Sc.	Director	March 30, 2026
/s/ Tanya N. Lewis Tanya N. Lewis	Director	March 30, 2026
/s/ Daniel J. O'Connor Daniel J. O'Connor	Director	March 30, 2026
/s/ Charles Semba, M.D. Charles Semba, M.D.	Director	March 30, 2026



April 1, 2026

Dear Shareholders:

Together with our Board of Directors and the management team at DiaMedica Therapeutics Inc., we are pleased to invite you to our 2026 Annual General Meeting of Shareholders, which will be held at our corporate offices, located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, USA, beginning at 9:00 a.m. CDT, on Wednesday, May 20, 2026.

At the meeting, shareholders will be asked to consider and vote upon the following proposals:

(1) to elect seven directors;

(2) to ratify the appointment of Baker Tilly US, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

(3) to approve, on an advisory (non-binding) basis, our executive compensation; and

(4) to approve an amendment and restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan.

The accompanying Notice of 2026 Annual General Meeting of Shareholders and proxy statement describe these matters in more detail. We urge you to read this information carefully.

The Board of Directors recommends a vote: **FOR** each of the seven nominees for director named in the proxy statement and **FOR** approval of each of the other proposals being submitted to a vote of our shareholders.

Voting your DiaMedica common shares is easily achieved without attending the meeting in person. Your proxy is important to ensure a quorum is present for the meeting. Even if you own only a few shares, and whether or not you expect to attend the meeting, please vote your shares voting over the Internet, by telephone, or by signing and returning a written proxy as quickly as possible. You may revoke your proxy at any time prior to its exercise, and voting by proxy will not affect your right to vote if you attend the meeting with appropriate documentation.

On behalf of the Board of Directors, we thank you for your participation, investment, and support.

Sincerely,

James Parsons
Chairman of the Board

Rick Pauls
President and Chief Executive Officer



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on
May 20, 2026

The Annual General Meeting of Shareholders of DiaMedica Therapeutics Inc., a corporation existing under the laws of British Columbia, will be held at our corporate offices located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, USA, beginning at 9:00 a.m. CDT, on Wednesday, May 20, 2026, to receive the audited consolidated financial statements of DiaMedica Therapeutics Inc. for the fiscal year ended December 31, 2025, including a report of the independent registered public accounting firm, and for the following purposes:

(1) To elect seven directors;

(2) To ratify the appointment of Baker Tilly US, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

(3) To approve, on an advisory (non-binding) basis, the compensation paid to our named executive officers;

(4) To approve the amendment and restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan to increase the number of shares available for issuance; and

to transact such other business as may properly come before the meeting or any adjournment of the meeting.

Only those shareholders of record at the close of business on March 23, 2026, will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

By Order of the Board of Directors,

Scott Kellen
Corporate Secretary

April 1, 2026
Minneapolis, Minnesota

DIAMEDICA THERAPEUTICS INC.
PROXY STATEMENT

_____

DiaMedica Therapeutics Inc. is sometimes referred to as "DiaMedica," "we," "our" or "us" in this proxy statement.

The 2026 Annual General Meeting of Shareholders is sometimes referred to as the "Annual General Meeting," "Annual Meeting" or "meeting" in this proxy statement.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 is sometimes referred to as our "2025 Annual Report" in this proxy statement.

Our voting common shares, no par value, are sometimes referred to as our "common shares" or "shares" in this proxy statement.

All dollar amounts in this proxy statement are expressed in United States currency unless otherwise noted.



PROXY STATEMENT SUMMARY

This summary provides an overview of the information included in this proxy statement. We recommend that you review the entire proxy statement and our Annual Report to Shareholders before voting.

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DATE AND TIME

Wednesday, May 20, 2026
9:00 a.m. (CDT)

LOCATION

DiaMedica Therapeutics Inc.
301 Carlson Parkway, Suite 210
Minneapolis, Minnesota 55305

RECORD DATE

Holders of record of our common shares at the close of business on **March 23, 2026** are entitled to notice of, to attend, and to vote at the 2026 Annual General Meeting.

Voting Item	Board's Vote Recommendation	Page
Proposal One: Election of Directors	**FOR ALL**	**9**
Proposal Two: Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	**13**
Proposal Three: Approval, on an Advisory (Non-Binding) Basis, of Executive Compensation	**FOR**	**14**
Proposal Four: Amendment & Restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan	**FOR**	**16**

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to Be Held on May 20, 2026:

The Notice of Meeting, Proxy Statement, Annual Report to Shareholders, and Form of Proxy, are available at https://materials.proxyvote.com/25253X

On or about April 1, 2026, we expect to begin mailing the Notice of Internet Availability of Proxy Materials to shareholders of record as of March 23, 2026 and post our proxy materials on the website noted above.

CORPORATE GOVERNANCE HIGHLIGHTS

- ✓ Annual election of directors
- ✓ Majority of independent directors
- ✓ Independent Board Chairman
- ✓ Four fully independent Board committees
- ✓ Recent Board refreshment efforts
- ✓ Recent Board leadership rotation
- ✓ Corporate governance guidelines
- ✓ Annual review of governance documents

- ✓ Regular executive sessions
- ✓ No conflicts of interest
- ✓ Access to independent advisors
- ✓ Independent compensation consultant
- ✓ Clawback policy
- ✓ No guaranteed salary increases or bonuses
- ✓ No perquisites
- ✓ No poison pill

DIRECTOR NOMINEES

The following persons were nominated by the Board of Directors, upon recommendation of its Nominating and Corporate Governance Committee, for election by shareholders at the 2026 Annual General Meeting, each for a one-year term. Each is a current member of our Board of Directors.

Director	Age	Serving Since	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Scientific & Clinical Research Committee	Independent Director
Michael Giuffre, M.D.	70	2010			Chair	Member	✓
Richard Kuntz, M.D., M.Sc.	68	2023		Member		Chair	✓
Tanya Lewis	55	2023		Member	Member	Member	✓
Daniel O'Connor	61	2025	Member	Chair	Member		✓
James Parsons	60	2015	Chair				✓
Rick Pauls	54	2005					
Charles Semba, M.D.	66	2021	Member	Member		Member	✓

The Board of Directors recommends a vote "**FOR**" each of these seven nominees.

SKILLS AND EXPERIENCES OF DIRECTOR NOMINEES

The matrix below summarizes what the Board of Directors believes are desirable types of skills and experiences possessed by DiaMedica's director nominees because of their particular relevance to our Company's business and strategy. While all of these were considered by the Board of Directors in connection with this year's director nomination process, the following matrix does not encompass all skills and experiences of our director nominees.

Skills/Experiences	Pauls	Parsons	Giuffre	Kuntz	Lewis	O'Connor	Semba
Public Company CEO	✓					✓	
Public Company Sr. Executive	✓	✓		✓	✓	✓	✓
Licensing, Bus. Dev., Mergers & Acquisitions	✓	✓	✓	✓		✓	
Strategic Planning	✓	✓	✓	✓	✓	✓	✓
Clinical and Clinical Development	✓		✓	✓	✓	✓	✓
Commercialization and Product Planning		✓	✓	✓	✓	✓	
Medical/Scientific/Research & Development			✓	✓	✓		✓
Pharmaceutical Industry	✓	✓			✓	✓	✓
Regulatory and Quality	✓		✓	✓	✓	✓	
Reimbursement/Payer/Health Outcomes				✓		✓	
CFO/Financial Expertise and Accounting		✓				✓	
Capital Markets/Raising Additional Financing	✓	✓				✓	
Public Company Governance	✓	✓	✓	✓		✓	
Investor Relations	✓	✓				✓	✓
Legal and Compliance/Ethics						✓	
Manufacturing/Operations	✓				✓	✓	
International Experience	✓	✓	✓			✓	✓

EXECUTIVE COMPENSATION BEST PRACTICES

Our compensation practices include many best practices that support our executive compensation objectives and principles and benefit our shareholders.

What We Do:	What We Don't Do:
✓ Emphasize pay for performance	✖ No guaranteed salary increases or bonuses
✓ Significant portion of executive compensation is at risk	✖ No repricing of stock options without shareholder approval
✓ Maintain competitive pay packages	✖ No liberal share counting under our equity plan
✓ Pay significant portion of exec. compensation in equity	✖ Hedging/pledging of DiaMedica securities prohibited
✓ Maintain a clawback policy	✖ No perquisites

HOW WE PAY

Our executive compensation program consists of the following principal elements which are described under "*Executive Compensation.*"

- Base salary – a fixed amount, paid in cash and reviewed annually and, if appropriate, adjusted.

- Short-term incentive – a variable, short-term element that is payable in cash and is based on annual corporate performance objectives and individual performance objectives.

- Long-term incentive – a variable, long-term element that is provided in stock options.

2025 EXECUTIVE COMPENSATION ACTIONS

Discussion of our executive compensation program in this proxy statement includes the compensation of the following executive officers required to be named in the Summary Compensation Table under "*Executive Compensation*" and referred to as our named executive officers (NEOs): (i) Rick Pauls, our Chief Executive Officer (CEO), (iii) Julie Krop, M.D., our Chief Medical Officer (CMO), and (iii) Scott Kellen, our Chief Financial Officer (CFO).

The following summarized compensation actions and incentive plan outcomes for our NEOs for the fiscal year ended December 31, 2025:

Element	Key 2025 Actions
Base Salaries	CEO and CFO each received a base salary increase of 10%.
	Julie Krop, M.D. joined DiaMedica as CMO on August 11, 2025 with an initial annual base salary of $525,000.
Short-Term Incentives	CEO's target short-term incentive opportunity was 50% of base salary.
	CMO's and CFO's target short-term incentive opportunities were each 40% of base salary, respectively.
	CEO and CFO target percentages of base salary were unchanged from the prior year.
Long-Term Incentives	Our CEO and CFO each received a stock option award in June 2025, with 25% vesting on the one-year anniversary of the grant date and the remaining 75% vesting in 12 equal quarterly installments thereafter.
	Dr. Krop received a stock option award on August 11, 2025 under our 2021 Employment Inducement Incentive Plan (the "Inducement Plan"), with 25% vesting on the one-year anniversary of the grant date and the remaining 75% vesting in 12 equal quarterly installments thereafter.
Other Compensation	No changes were made to other components of our executive compensation program.



301 Carlson Parkway, Suite 210,
Minneapolis, Minnesota 55305

PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 20, 2026

The Board of Directors of DiaMedica Therapeutics Inc. is soliciting your proxy for use at the 2026 Annual General Meeting of Shareholders to be held on Wednesday, May 20, 2026. The Board of Directors expects to make available to our shareholders beginning on or about April 1, 2026 the Notice of Annual General Meeting of Shareholders, this proxy statement and a form of proxy on the Internet or have these materials sent to shareholders of DiaMedica upon their request.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Date, Time, Place and Purposes of Meeting

The Annual General Meeting of Shareholders of DiaMedica Therapeutics Inc. will be held on Wednesday, May 20, 2026, at 9:00 a.m. CDT, at our corporate offices located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, USA, for the purposes set forth in the Notice of Annual General Meeting of Shareholders.

Who Can Vote

Shareholders of record at the close of business on March 23, 2026 will be entitled to notice of and to vote at the meeting or any adjournment thereof. As of that date, there were 53,805,628 common shares outstanding. Each common share is entitled to one vote on each matter to be voted on at the meeting. Shareholders are not entitled to cumulate voting rights.

How You Can Vote

Your vote is important. Whether you hold shares directly as a shareholder of record or beneficially in "street name" (through a broker, bank or other nominee), you may vote your shares without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank or other nominee.

If you are a registered shareholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

- **Vote by Internet**, by going to the website address http://www.proxyvote.com/25253X and following the instructions for Internet voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.

- **Vote by Telephone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.

- **Vote by Proxy Card**, by completing, signing, dating and mailing the enclosed proxy card in the envelope provided if you received a paper copy of these proxy materials.

If you vote by Internet or telephone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this proxy statement or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephone.

The deadline for voting by telephone or by using the Internet is 11:59 p.m. EDT (10:59 p.m. CDT), on May 19, 2026, the day before the meeting. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker or other nominee provided to you for more information on your options for voting.

If you return your signed proxy card or use Internet or telephone voting before the meeting, the named proxies will vote your shares as you direct.

If you return your proxy card or use Internet or telephone voting, but do not specify how you want to vote your shares, the proxies will vote your shares **FOR** all seven of the nominees for election to the Board of Directors in Proposal One—Election of Directors, **FOR** Proposal Two—Ratification of Appointment of Independent Registered Public Accounting Firm, **FOR** Proposal Three—Approval, on an Advisory Basis, of our Executive Compensation and **FOR** Proposal Four—Approval of the Amendment and Restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan.

How Does the Board of Directors Recommend that You Vote

The Board of Directors unanimously recommends that you vote:

- **FOR** all seven of the director nominees;

- **FOR** ratification of the appointment of Baker Tilly US, LLP as our independent registered public accounting firm;

- **FOR** Proposal Three—Approval, on an Advisory Basis, of our Executive Compensation; and

- **FOR** Proposal Four—Approval of the Amendment and Restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan.

How You May Change Your Vote or Revoke Your Proxy

If you are a shareholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted at the meeting by one of the following methods:

- Submitting another proper proxy with a more recent date than that of the proxy first given by following the Internet or telephone voting instructions or completing, signing, dating and returning a proxy card to us;

- Sending written notice of your revocation to our Corporate Secretary; or

- Attending the meeting and voting by ballot.

Quorum Requirement

The quorum for the transaction of business at the meeting is any number of shareholders who, in the aggregate, hold at least 33 and 1/3% of our issued common shares entitled to be voted at the meeting or 17,935,210 common shares. In general, our common shares represented by proxies marked "For," "Withhold," or "Abstain" are counted in determining whether a quorum is present. In addition, a "broker non-vote" is counted in determining whether a quorum is present. A "broker non-vote" is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer and the broker has no discretionary authority to vote on behalf of such customer on such matter.

Vote Required

If your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares only on certain "routine" matters.

Proposal One—Election of Directors is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

Proposal Two—Ratification of the appointment of Baker Tilly US, LLP as our independent registered public accounting firm is a "routine" matter and, as such, your broker is permitted to exercise its discretion to vote your shares for or withhold your vote from the proposal in the absence of your instruction.

Proposal Three—Approval, on an Advisory Basis, of our Executive Compensation, is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

Proposal Four—Approval of the Amendment and Restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

The table below indicates the vote required for each proposal and the effect of any votes withheld, abstentions and broker non-votes.

Proposal	Votes Required	Effect of Votes Withheld/Against	Effect of Abstentions	Effect of Broker Non-Votes
Proposal One: Election of Directors	Plurality of votes present in person or by proxy and entitled to vote on the election of directors	Votes withheld will have no effect.	Abstentions will have no effect.	Broker non-votes will have no effect.
Proposal Two: Appointment of Independent Registered Public Accounting Firm	Affirmative vote of a majority of votes cast on the proposal	Votes against will count against the proposal.	Abstentions will have no effect.	We do not expect any broker non-votes on this proposal, but they will have no effect.
Proposal Three: Advisory Vote to Approve Executive Compensation	Affirmative vote of a majority of votes cast on the proposal	Votes against will count against the proposal.	Abstentions will have no effect.	Broker non-votes will have no effect.
Proposal Four: Amendment & Restatement of 2019 Plan	Affirmative vote of a majority of votes cast on the proposal	Votes against will count against the proposal.	Abstentions will have no effect.	Broker non-votes will have no effect.

Appointment of Proxyholders

The persons named in the accompanying proxy card are officers of DiaMedica.

A shareholder has the right to appoint a person or company to attend and act for the shareholder and on that shareholder's behalf at the meeting other than the persons designated in the enclosed proxy card. A shareholder wishing to exercise this right should strike out the names now designated in the enclosed proxy card and insert the name of the desired person or company in the blank space provided. The desired person need not be a shareholder of DiaMedica.

Only a registered shareholder at the close of business on March 23, 2026 will be entitled to vote, or grant proxies to vote, his, her or its common shares, as applicable, at the meeting. If your common shares are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your common shares in a brokerage account, then you are a beneficial shareholder. The process for voting is different for registered shareholders and beneficial shareholders. Registered shareholders and beneficial shareholders should carefully read the instructions herein if they wish to vote their common shares at the meeting.

Other Business

Our management does not intend to present other items of business and knows of no items of business that are likely to be brought before the meeting, except those described in this proxy statement. However, if any other matters should properly come before the meeting, the persons named on the proxy card will have discretionary authority to vote such proxy in accordance with their best judgment on the matters.

Procedures at the Meeting

The presiding officer at the meeting will determine how business at the meeting will be conducted. Only matters brought before the meeting in accordance with our Amended and Restated Articles ("Articles") will be considered. Only a natural person present at the meeting who is either one of our shareholders, or is acting on behalf of one of our shareholders, may make a motion or second a motion. A person acting on behalf of a shareholder must present a written statement executed by the shareholder or the duly-authorized representative of the shareholder on whose behalf the person purports to act.

Householding of Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and the Notice of Internet Availability of Proxy Materials. This means that only one copy of this proxy statement, our Annual Report to Shareholders or the Notice of Internet Availability of Proxy Materials may have been sent to each household even though multiple shareholders are present in the household, unless contrary instructions have been received. We will promptly deliver a separate copy of any of these documents to any shareholder upon written or oral request to Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, telephone: (763) 496-5454. Shareholders who want to receive separate copies of this proxy statement, our Annual Report to Shareholders or the Notice of Internet Availability of Proxy Materials in the future, or shareholders who are receiving multiple copies and would like to receive only one copy per household, should contact their bank, broker or other nominee record holder, or the shareholder may contact us at the above address and telephone number.

Proxy Solicitation Costs

The cost of soliciting proxies, including the preparation, assembly, electronic availability and mailing of proxies and soliciting material, as well as the cost of making available or forwarding this material to the beneficial owners of our common shares will be borne by DiaMedica. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, facsimile or personal conversation. We may reimburse brokerage firms and others for expenses in making available or forwarding solicitation materials to the beneficial owners of our common shares.

PROPOSAL ONE—ELECTION OF DIRECTORS

Board Size and Structure

Our Articles provide that the Board of Directors will consist of at least three members. The size of the Board of Directors is currently fixed at seven and the Board of Directors currently consists of seven directors.

Each director is elected annually by the shareholders and serves for a term that will end at the next annual general meeting of shareholders.

Information about Board, Nominees

The Board of Directors has nominated the following seven individuals to serve as our directors until the next annual general meeting of shareholders or until their respective successors are elected and qualified. All of the nominees for director named below are current members of the Board of Directors.

Director	Age	Serving Since	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Scientific & Clinical Research Committee	Independent Director
Michael Giuffre, M.D.	70	2010			Chair	Member	✔
Richard Kuntz, M.D., M.Sc.	68	2023		Member		Chair	✔
Tanya Lewis	55	2023		Member	Member	Member	✔
Daniel O'Connor	61	2025	Member	Chair	Member		✔
James Parsons	60	2015	Chair				✔
Rick Pauls	54	2005					
Charles Semba, M.D.	66	2021	Member	Member		Member	✔

Additional Information about Board Nominees

The following paragraphs provide information about each current director and nominee for director, including all positions held, principal occupation and business experience for the past five years, and the names of other publicly-held companies of which the director or nominee currently serves as a director or has served as a director during the past five years. We believe that all of our directors and nominees display personal and professional integrity; satisfactory levels of education and/or business experience; broad-based business acumen; an appropriate level of understanding of our business and its industry and other industries relevant to our business; the ability and willingness to devote adequate time to the work of the Board of Directors and its committees; a fit of skills and personality with those of our other directors that helps build a board that is effective, collegial and responsive to the needs of our Company; strategic thinking and a willingness to share ideas; a diversity of experiences, expertise and background; and the ability to represent the interests of all of our shareholders. The information presented below regarding each director and nominee also sets forth specific experience, qualifications, attributes and skills that led the Board of Directors to the conclusion that such individual should serve as a director in light of our business and structure.

James Parsons has served as Chair of the Board of Directors since January 1, 2025 and as a member of the Board of Directors since October 2015. Mr. Parsons served as our Vice President of Finance from October 2010 until May 2014. Mr. Parsons currently serves as Chief Financial Officer of Sernova Biotherapeutics Inc., a TSX listed biotechnology company, a position he has held since October 2024. Prior to Sernova, Mr. Parsons served as Chief Financial Officer and Corporate Secretary of Trillium Therapeutics Inc., a Nasdaq-listed immuno-oncology company, from August 2011 until its acquisition by Pfizer in November 2021, at which time he became employed by Pfizer Canada ULC until March 2022. Mr. Parsons serves as a member of the board of directors and audit committee of Oncolytics Biotech Inc., a Nasdaq/TSX listed company, and previously served on the board of directors and chair of both the audit committee and nominating and corporate governance committee of Sernova Biotherapeutics Inc. Mr. Parsons has been a Chief Financial Officer in the life sciences industry since 2000 with experience in financing, investor relations, governance, strategic planning and administration. Mr. Parsons has a Master of Accounting degree from the University of Waterloo and is a Chartered Professional Accountant and Chartered Accountant. Mr. Parsons is a resident of Ontario, Canada.

We believe that Mr. Parsons' financial experience, including his history and knowledge of our Company, enable him to make valuable contributions to the Board of Directors.

Rick Pauls was appointed our President and Chief Executive Officer in January 2010. Mr. Pauls has served as a member of the Board of Directors since April 2005 and served as Chairman of the Board from April 2008 to July 2014. Prior to joining DiaMedica, Mr. Pauls was the Co-Founder and Managing Director of CentreStone Ventures Inc., a life sciences venture capital fund, from February 2002 until January 2010. Mr. Pauls was an analyst for Centara Corporation, another early-stage venture capital fund, from January 2000 until January 2002. From June 1997 until November 1999, Mr. Pauls worked for General Motors Acceptation Corporation specializing in asset-backed securitization and structured finance. Mr. Pauls previously served as an independent member of the board of directors of LED Medical Diagnostics, Inc. Mr. Pauls received his Bachelor of Arts in Economics from the University of Manitoba and his MBA in Finance from the University of North Dakota. Mr. Pauls is a resident of Minnesota, USA.

We believe that Mr. Pauls' experience in the biopharmaceutical industry as an executive and investor and his extensive knowledge of all aspects of our Company, business, industry, and day-to-day operations as a result of his role as our President and Chief Executive Officer enable him to make valuable contributions to the Board of Directors. In addition, as a result of his role as President and Chief Executive Officer, Mr. Pauls provides unique insight into our future strategies, opportunities and challenges, and serves as the unifying element between the leadership and strategic direction provided by the Board of Directors and the implementation of our business strategies by management.

Michael Giuffre, M.D. has served as a member of the Board of Directors since August 2010. Since July 2009, Dr. Giuffre has served as a Clinical Professor of Cardiac Sciences and Pediatrics at the University of Calgary and has had an extensive portfolio of clinical practice, cardiovascular research and university teaching. Dr. Giuffre is actively involved in health care delivery, medical leadership and in the biotechnology business sector. From 2012 to October 2019, Dr. Giuffre served as Chief Scientific Officer and President of FoodChek Laboratory, a global developer and provider of proprietary rapid and accurate food safety tests for the detection of foodborne and environmental pathogens and other microorganisms, and also as a member of the board of directors of FoodChek Systems Inc. From November 2017 to October 2019, he served as FoodChek Systems Inc.'s Chairman of the Board. Dr. Giuffre previously served on the board of directors of the Canadian Medical Association (CMA), Unicef Canada, the Alberta Medical Association (AMA), Can-Cal Resources Ltd, Vacci-Test Corporation, IC2E International Inc., MedMira Inc. and Brightsquid Dental, Inc. Dr. Giuffre has received a Certified and Registered Appointment and a Distinguished Fellow appointment by the American Academy of Cardiology. In 2005, he was awarded Physician of the Year by the Calgary Medical Society and in 2017 was "Mentor of the Year" for the Royal College of Physicians and Surgeons of Canada. Dr. Giuffre was also a former President of the AMA and the Calgary and Area Physicians Association and also a past representative to the board of the Calgary Health Region. Dr. Giuffre holds a Bachelor of Science in cellular and microbial biology, a Ph.D. candidacy in molecular virology, an M.D. and an M.B.A. He is Canadian Royal College board certified FRCPS in specialties that include Pediatrics and Pediatric Cardiology and has a subspecialty in Pediatric Cardiac Electrophysiology. Dr. Giuffre is currently a member of the board of directors of Avenue Living (AL) Asset Management, a private real estate company in Alberta, Canada and its affiliates, AL Real Estate Opportunity Trust and AgriSelect Trust. Dr. Giuffre is currently vice chair of the Parks Foundation Calgary Board of Governors, board chair of BrightSquid Secure Communications Inc. and a consultant for the Palix Foundation, Calgary, Alberta Canada. Dr. Giuffre is a resident of Alberta, Canada.

We believe that Dr. Giuffre's medical experience, including as a practicing physician and professor, enable him to make valuable contributions to the Board of Directors.

Richard Kuntz, M.D., M.Sc. has served as a member of our board of directors since May 2023. Dr. Kuntz retired from Medtronic plc (NYSE:MDT) in April 2022, a global medical device company, where he was the Chief Medical Officer & Scientific Officer and a member of the Executive Committee. Prior to that, he served as Senior Vice President and President, Neuromodulation of Medtronic from October 2005 to August 2009. Before joining Medtronic, he was the founder and Chief Scientific Officer of the Harvard Clinical Research Institute in Boston. He also served as an Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and as an Interventional Cardiologist in the division of cardiovascular diseases at the Brigham and Women's Hospital in Boston. In addition, he served as a founding Governor of the Patient Centered Outcomes Research Institute (PCORI), as part of the US Affordable Care Act. He also served as an advisor to multiple national and regional committees, in the National Academy of Medicine and National Institutes of Health (NIH). He is presently serving as a working group member of NIH's Helping to End Addiction Long-term® (HEAL) program. Dr. Kuntz serves as a member of the board of directors of ZimVie Inc. and IDENTIV, INC., which are Nasdaq listed companies. Dr.

Kuntz has directed numerous multicenter clinical trials and has authored more than 250 original publications. His major interests are traditional and alternative clinical trial design and biostatistics. Dr. Kuntz graduated from Miami University and received his medical degree from Case Western Reserve University School of Medicine. He completed his residency and chief residency in internal medicine at the University of Texas Southwestern Medical School, Parkland Hospital, Dallas, and then completed fellowships in cardiovascular diseases and interventional cardiology at the Beth Israel Hospital and Harvard Medical School, Boston. Dr. Kuntz received his Master of Science in biostatistics from the Harvard T.H. Chan School of Public Health.

We believe that Dr. Kuntz's experience in the pharmaceutical industry, particularly his demonstrated leadership skills relating to medical advancements in neurology and his deep expertise in stroke treatments, enable him to make valuable contributions to the Board of Directors.

Tanya Lewis has served as a member of the Board of Directors since March 2023. Ms. Lewis served as the Chief Development Operations Officer at Replimune Group, Inc., a Nasdaq listed clinical-stage biotechnology company, from May 2021 to April 2024 and from November 2020 to May 2021, served as a director of Replimune Group, Inc. Ms. Lewis served as Executive Vice President, Chief Regulatory Officer and Quality Officer at Karyopharm Therapeutics Inc., a pharmaceutical company, from November 2019 to May 2021, and previously served as Senior Vice President, Regulatory and Quality Affairs from November 2018 to November 2019. Ms. Lewis is also a former director of Karyopharm Therapeutics Inc. Prior to joining Karyopharm Therapeutics Inc., Ms. Lewis served as Vice President, Regulatory and Quality Affairs for Syros Pharmaceuticals, Inc., a pharmaceutical company, from January 2017 to July 2018. Prior to joining Syros Pharmaceuticals, Ms. Lewis served as Vice President, Regulatory Affairs and Quality Assurance for Idera Pharmaceuticals, Inc., a pharmaceutical company, from October 2015 to December 2016. Before joining Idera Pharmaceuticals, Ms. Lewis served as Vice President, Regulatory Affairs for Tesaro, Inc., a pharmaceutical company, from October 2011 to June 2015 and prior to that served in various roles at Millennium Pharmaceuticals. Inc. Ms. Lewis serves as a member of the board of directors of Sernova Corp, a TSX listed biotech company. Ms. Lewis holds a Bachelor of Science degree in Biology from Northeastern University and a Master of Science degree in Regulatory Affairs and Health Policy from Massachusetts College of Pharmacy and Allied Health Science.

We believe that Ms. Lewis' experience in the pharmaceutical industry, particularly in drug development and commercial planning for specialty biopharmaceuticals, enable her to make valuable contributions to the Board of Directors.

Daniel O'Connor was elected as a director of DiaMedica on February 20, 2025. Since December 1, 2025, Mr. O'Connor has served as the Chief Executive Officer of Jubilant Therapeutics. Mr. O'Connor previously served as President and Chief Executive Officer and a member of the board of directors of Ambrx Biopharma Inc. (Nasdaq: AMAM), a clinical-stage biotechnology company, from November 2022 through its acquisition by Johnson & Johnson in March 2024. From June 2021 to December 2022, Mr. O'Connor served as Chief Executive Officer and Chairman of the Board of Larkspur Health Acquisition Corp., a special purpose acquisition company which merged with and is now known as ZyVersa Therapeutics, Inc. (Nasdaq: ZVSA). Mr. O'Connor continued to serve on the board of directors of ZyVersa until May 2023. From September 2017 to June 2021, Mr. O'Connor served as President and Chief Executive Officer and a member of the board of directors of OncoSec Medical Incorporated, a cancer immunotherapy company. Prior to OncoSec, Mr. O'Connor served as President and Chief Executive Officer and a member of the board of directors of Advaxis, Inc., a cancer immunotherapy company, from January 2013 until July 2017. Prior to Advaxis, Mr. O'Connor held several positions in senior leadership, including Senior Vice President and General Counsel for Bracco Diagnostics Inc., a diagnostic imaging company; Assistant General Counsel, Chief Compliance Officer and Consultant for NPS Pharmaceuticals, Inc., a pharmaceutical company; Senior Vice President, General Counsel and Secretary for ImClone Systems Incorporated, a biopharmaceutical company; and General Counsel at PharmaNet (formerly inVentiv Health, now Syneos Health), a clinical research company. He previously served as a member of the board of directors of Seelos Therapeutics Inc. from January 2019 to May 2024 and as Vice Chairman and member of the board of trustees of BioNJ from March 2016 to November 2021. In October 2017, Mr. O'Connor was appointed to the New Jersey Biotechnology Task Force by its Governor. Prior to his career in biotechnology and drug development, Mr. O'Connor was a former criminal prosecutor in Somerset County, New Jersey. Mr. O'Connor holds a Juris Doctor degree from the Pennsylvania State University's Dickinson School of Law and previously served as a Trusted Advisor to its Dean. He graduated from the United States Marines Corps Officer Candidate School and was commissioned as an officer in the U.S. Marines, attaining the rank of Captain. Mr. O'Connor volunteered to serve and was deployed to Saudi Arabia in advance of and during Operation Desert Shield.

We believe that the breadth and depth of Mr. O'Connor's experience in the biopharmaceutical industry and his recent experience as Chief Executive Officer of several biotech companies, as well as other positions in senior management, enable him to make valuable contributions to the Board of Directors.

Charles Semba, M.D. has served as a member of the Board of Directors since July 2021. Dr. Semba has over 25 years of drug-development experience in public and venture-funded biotechnology companies. Since June 2020, Dr. Semba has served as the Chief Medical Officer of Eluminex Biosciences, a biotechnology company focused on ophthalmics and dermal/facial aesthetics; the retinal ophthalmics pipeline was recently acquired by Roche/Genentech in September 2025. From June 2016 to March 2020, Dr. Semba served as the Chief Medical Officer of Graybug Vision, Inc., a clinical-stage biopharmaceutical company focused on developing transformative medicines for the treatment of chronic diseases of the retina and optic nerve, and from June 2014 to June 2016, Dr. Semba served as the Chief Medical Officer of ForSight VISION5 (acquired by Allergan), a company focused on developing non-invasive products that replace eye drops and provide sustained therapy for major eye diseases, including glaucoma, dry eye, and allergy. Prior to his work at ForSight VISION5, Dr. Semba held senior positions at biopharmaceutical companies including Genentech (a Roche company) and Shire (acquired by Takeda). Additionally, since 1992, Dr. Semba has served as an adjunct professor of vascular and interventional radiology at the Stanford University School of Medicine. Dr. Semba holds a Bachelor of Arts in Chemistry from Carleton College and an M.D. from the University of Minnesota Medical School and is a recognized expert in endovascular therapy, thrombolysis, mechanical thrombectomy, and endovascular surgery. Dr. Semba is currently a resident of California, USA.

We believe that Dr. Semba's experience in the biotechnology and biopharmaceutical industries, particularly in drug development and clinical-stage companies, enable him to make valuable contributions to the Board of Directors.

Penalties or Sanctions

To the knowledge of the Board of Directors and our management, none of our directors as of the date of this proxy statement is or has been subject to:

- any penalties or sanctions imposed by a court relating to a securities legislation or by a securities regulatory authority or has entered in a settlement agreement with a securities regulatory authority; or
- any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director nominee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Board of Directors and our management, none of our directors or director nominees as of the date of this proxy statement is or has been, within 10 years before the date of this proxy statement, a director, chief executive officer or chief financial officer of any company (including DiaMedica) that, while that person was acting in that capacity:

- was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
- was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer, or chief financial officer, in DiaMedica being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
- within a year after the director, chief executive officer, or chief financial officer ceased to be a director, chief executive officer or chief financial officer of DiaMedica, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or the assets of the proposed director.

Board of Directors Recommendation

The Board of Directors unanimously recommends a vote **FOR** the election of all seven nominees named above.

The Board of Directors Recommends a Vote FOR Each Nominee for Director	

PROPOSAL TWO—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Baker Tilly US, LLP has served as our independent registered public accounting firm since April 27, 2018. The Audit Committee of the Board of Directors appoints our independent registered public accounting firm and fixes its remuneration. In this regard, the Audit Committee evaluates the qualifications, performance and independence of our independent registered public accounting firm and determines whether to re-engage our current independent registered public accounting firm. As part of its evaluation, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the firm, including the performance, technical expertise and industry knowledge of the lead audit partner and the audit team assigned to our account; the overall strength and reputation of the firm; its capabilities relative to our business; and its knowledge of our operations. Upon consideration of these and other factors, the Audit Committee has selected Baker Tilly US, LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2026 and recommends that shareholders vote in favor of this Proposal to evidence their ratification of such appointment.

We anticipate that representatives of Baker Tilly US, LLP will be present at the meeting to respond to appropriate questions. They also will have the opportunity to make a statement if they wish to do so.

Effect of Proposal

In the event of a negative vote on this Proposal, our Audit Committee would reconsider its selection.

Board of Directors Recommendation

The Board of Directors unanimously recommends that shareholders vote **FOR** ratification of the appointment of Baker Tilly US, LLP, as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

The Board of Directors Unanimously Recommends a Vote FOR this Proposal Two	

PROPOSAL THREE— ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Background and Proposed Advisory Approval of Our Executive Compensation

Our Board of Directors is providing our shareholders with an advisory vote on our executive compensation pursuant to the Dodd-Frank Wall Street Consumer Protection Act, or Dodd-Frank Act, and Section 14A of the Securities Exchange Act of 1934, as amended (Exchange Act). This advisory vote, commonly known as a say-on-pay vote, is a non-binding vote on the compensation paid to our named executive officers as identified pursuant to Item 402 of Regulation S-K, as set forth in the "*Executive Compensation*" section of this proxy statement, including in the accompanying compensation tables and the corresponding narrative discussion and footnotes. Approximately 94% of the votes cast were in favor of our say-on-pay proposal at last year's Annual General Meeting of Shareholders.

Why You Should Vote in Favor of our Say-on-Pay Vote

The "*Executive Compensation*" section of this proxy statement describes our 2025 executive compensation program and the executive compensation decisions made by our Compensation Committee in more detail. Our executive compensation policies, plans and programs seek to enhance our financial performance, and thus shareholder value, by aligning the financial interests of our executives with those of our shareholders and by emphasizing pay-for-performance.

Our compensation practices include many best pay practices that support our executive compensation objectives and principles, and benefit our shareholders.

What We Do:	What We Do not Do:
✓ Emphasize pay for performance	✗ No guaranteed salary increases or bonuses
✓ Significant portion of executive compensation is at risk	✗ No repricing of stock options without shareholder approval
✓ Maintain competitive pay packages	✗ No liberal share counting under our equity plan
✓ Pay significant portion of exec. compensation in equity	✗ Hedging/pledging of DiaMedica securities prohibited
✓ Maintain a clawback policy	✗ No perquisites

Proposed Resolution

Our Board recommends that our shareholders vote in favor of our advisory vote on our executive compensation as set forth in the following resolution:

> RESOLVED, that our shareholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC.

Shareholders are not ultimately voting to approve or disapprove the recommendation of our Board. As this is an advisory vote, the outcome of the vote is not binding on us with respect to future executive compensation decisions, including those relating to our named executive officers, or otherwise.

Next Say-On-Pay Vote

Consistent with the results of the advisory vote on the frequency of the say-on-pay vote held at the 2024 Annual General Meeting of Shareholders, the Board determined that we will conduct a say-on-pay vote on an annual basis. Accordingly, the next say-on-pay vote will occur at our annual general meeting of shareholders to be held in 2027.

Because a frequency of say-on-pay vote must be conducted every six years, we expect to conduct the next frequency of say-on-pay vote at our annual general meeting of shareholders to be held in 2030.

Effect of Proposal

The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address any shareholder disapproval remains with the Board and the Compensation Committee. The Board believes that the Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective,

and competitive compensation recommendations and decisions that are in the best interest of our Company and our shareholders.

The Board values the opinions of our shareholders as expressed through their votes and other communications. Although the resolution is non-binding, the Board and the Compensation Committee will carefully consider the outcome of the advisory vote on executive compensation and shareholder opinions received from other communications when making future compensation decisions.

Board of Directors Recommendation

The Board of Directors unanimously recommends that our shareholders vote **FOR** approval, on an advisory basis, of our executive compensation, or say-on-pay vote.

The Board of Directors Recommends a Vote FOR this Proposal Three.	

PROPOSAL FOUR—AMENDMENT AND RESTATEMENT OF
THE AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE PLAN

Background and Proposed Revisions

On March 16, 2026, the Board of Directors, upon recommendation of the Compensation Committee, adopted, subject to approval by our shareholders, an amendment and restatement of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan (the "2019 Plan") to increase the number of shares available for issuance by an additional 3,500,000 shares and extend the term of the 2019 Plan for ten years. We refer to the amendments as the "Plan Amendment" and the restated plan incorporating the Plan Amendment as the "Amended 2019 Plan" throughout this proxy statement. Our continuing ability to offer equity incentive awards under the plan is critical to our ability to attract, motivate and retain qualified personnel, particularly as we grow and in light of the highly competitive markets for employee talent in which we operate.

If our shareholders approve the Plan Amendment, it will become effective as of the date of shareholder approval. If our shareholders do not approve the Plan Amendment, then the current plan, as currently in effect, will remain in effect until it terminates in accordance with its terms.

Reasons Why You Should Vote in Favor of the Plan Amendment

The Board recommends a vote "FOR" approval of the Plan Amendment because the Board believes the proposed Plan Amendment is in the best interests of DiaMedica and our shareholders for the following reasons:

- *Attracts and retains talent*. Talented, motivated and effective employees, non-employee directors and consultants are essential to executing our business strategy. Share-based compensation and short-term incentive compensation payable in cash have been an important component of total compensation for our executive officers and key employees for years because such compensation enables us to effectively recruit and retain qualified individuals while encouraging them to think and act like owners of DiaMedica. If our shareholders approve the Plan Amendment, we believe we will maintain our ability to offer competitive compensation packages to both attract new talent and retain our best performers in a manner that is broad-based and preserves cash resources.

- *Consistent with our pay-for-performance compensation philosophy to increase shareholder value*. We believe that share-based compensation, by its very nature, is performance-based compensation. Over time, the most significant component of total compensation for our executives is incentive compensation in the form of both share-based and cash-based incentives that are tied to the achievement of business results. We use incentive compensation both to reinforce desired business results for our key employees and to motivate them to achieve those results. By the nature of the vehicle, option recipients only receive value by creating future value for shareholders from the point of receipt.

- *Aligns director, employee and shareholder interests*. We currently provide long-term incentives in the form of stock options to eligible employees, our non-employee directors, and consultants. Additionally, we provide our non-employee directors the opportunity to elect to receive deferred stock units (DSUs) or restricted stock units (RSUs) in lieu of up to 100% of their annual cash retainers. We believe our share-based compensation programs and our short-term incentives payable in cash help align the interests of our non-employee directors and employees with those of our shareholders.

- *Protects shareholder interests and embraces sound* share-*based compensation practices*. As described in more detail below under the heading "-Summary of Sound Governance Features of the Amended 2019 Plan," the Amended 2019 Plan includes a number of features that are consistent with protecting the interests of our shareholders and sound corporate governance practices.

Summary of Sound Governance Features of the Amended 2019 Plan

The Board and Compensation Committee believe that the Amended 2019 Plan contains several features that are consistent with protecting the interests of our shareholders and sound corporate governance practices, including the following:

- ✓ No automatic share replenishment or "evergreen" provision
- ✓ Will not be excessively dilutive to our shareholders
- ✓ Cash-denominated limit on non-employee director compensation, including awards granted under the Amended 2019 Plan
- ✓ No reload stock options or SARs
- ✓ No liberal share counting or "recycling" of shares from exercised stock options, SARs, or other stock-based awards
- ✓ No liberal definition of change in control

- ✓ No re-pricing of "underwater" stock options or stock appreciation rights ("SARs") without shareholder approval
- ✓ No discounted stock options or SARs
- ✓ No tax gross-ups
- ✓ Clawback provision
- ✓ No dividends or dividend equivalents on stock options, SARs or performance awards; dividends and dividend equivalents on other types of awards are subject to the same restrictions as the underlying awards

Background for Shares Authorized for Issuance

If the Plan Amendment is approved, the maximum number of common shares available for issuance under the Amended 2019 Plan will be increased by 3,500,000 to a total of 10,500,000 shares. In determining the total number of shares available under the Amended 2019 Plan, the Board and Compensation Committee considered a number of factors, which are discussed further below, including:

- Shares remaining available under the current plan, total outstanding equity-based awards and how long the remaining shares are expected to last;

- Historical and anticipated equity award granting practices, including our three-year average share usage (commonly referred to as "burn rate"); and

- Potential dilution and overhang.

Shares Available and Outstanding Equity Awards

While the use of long-term incentives in the form of equity awards is an important part of our compensation program, we are mindful of our responsibility to our shareholders to exercise judgment in the granting of equity awards. In setting the number of shares available for issuance under the Amended 2019 Plan, the Board and Compensation Committee considered shares remaining available under the current plan, total outstanding equity awards, and how long the remaining shares available under the current plan are expected to last. To facilitate approval of the Plan Amendment, set forth below under "-*Potential Dilution*" is information about our common shares that may be issued under our equity compensation plans as of March 23, 2026.

Historical Equity Award Granting Practices

In setting the number of common shares authorized for issuance under the Amended 2019 Plan, the Board and Compensation Committee also considered the historical number of equity awards granted under the current plan and other equity compensation plans in the past three full fiscal years. The following table sets forth information regarding awards granted, including DSUs and RSUs received by non-employee directors in lieu of cash director fees, and the annual burn rate for each of the last three fiscal years.

	2025	2024	2023
Stock options granted	3,443,416	1,808,425	1,132,515
DSUs granted	37,171	70,981	107,841
RSUs granted	35,215	23,660	17,156
Weighted average common shares outstanding	46,980,777	40,404,681	32,566,723
Burn rate	7.5%	4.7%	3.9%

The Board and Compensation Committee also considered our three-year average burn rate (2023 to 2025) of approximately 5.3%. Based on historical and anticipated granting practices and the recent trading price of our common shares, we expect the additional shares available for issuance under the Plan Amendment to cover awards for approximately three years. However, we cannot predict our future equity grant practices, the future price of our shares, or future hiring activity with any degree of certainty at this time, and the share increase provided by the Plan Amendment could last for a shorter or longer period of time.

Potential Dilution

In setting the number of common shares authorized for issuance under the Amended 2019 Plan, the Board and Compensation Committee also considered potential dilution that would result from approval of the Plan Amendment, including the policies of certain institutional investors and major proxy advisory firms.

Dilution and overhang are set forth in the table below, as of March 23, 2026, and assuming the Plan Amendment is approved.

	Before Approval of Plan Amendment	After Approval of Plan Amendment
Outstanding Equity Awards		
Shares Underlying Options	6,568,221	6,568,221
Weighted Average Exercise Price	$4.20	$4.20
Weighted Average Remaining Term	7.1 years	7.1 years
Shares Underlying DSUs	190,785	190,785
Shares Underlying RSUs	3,355	3,355
Total Shares Subject to Outstanding Equity Awards	6,762,361	6,762,361
Common Shares Outstanding	53,805,628	53,805,628
Dilution[a]	12.6%	12.6%
Shares Available for Future Grants Under:[b]		
2019 Omnibus Incentive Plan	1,212,416	4,712,416
2021 Employment Inducement Incentive Plan	603,125	603,125
Total Shares Available for Future Grants	1,815,541	5,315,541
Overhang[c]	15.9%	22.4%

(a) Dilution is the number of shares subject to equity awards outstanding as of March 23, 2026, divided by the number of common shares outstanding as of March 23, 2026.
(b) No further shares may be granted from the Deferred Share Unit Plan ("DSU Plan") or the Amended and Restated Stock Option Plan ("Prior Plan").
(c) Overhang consists of the number of shares subject to equity awards outstanding as of March 23, 2026 and the number of shares available for future grant under our equity plans divided by the number of common shares outstanding as of March 23, 2026.

Summary of Amended 2019 Plan Features

The major features of the Amended 2019 Plan are summarized below. Other than increasing the number of common shares available for issuance and extending the term of the 2019 Plan, the Amended 2019 Plan is unchanged from the current plan. The summary is qualified in its entirety by reference to the full text of the Amended 2019 Plan, a copy of which is attached as Appendix A to this proxy statement.

Purpose	The purpose of the Amended 2019 Plan is to advance the interests of DiaMedica and our shareholders by enabling DiaMedica and our subsidiaries to attract and retain qualified individuals to perform services, provide incentive compensation for such individuals in a form that is linked to the growth and profitability of DiaMedica and increases in shareholder value. As such, the Amended 2019 Plan provides opportunities for equity participation that align the interests of recipients with those of our shareholders.
Plan Administrator	The Amended 2019 Plan is administered by the Compensation Committee. The Committee is comprised solely of directors designated by the Board of Directors who are (a) "non-employee directors" within the meaning of Rule 16b-3 under the Securities and Exchange Act of 1934, as amended, (the Exchange Act) and (b) "independent directors" within the meaning of the rules of the Nasdaq Stock Market (or other applicable exchange or market on which our common shares may be traded or quoted).
Plan Administration	The Compensation Committee has the authority to, among other things:

- select participants to receive awards, determine the timing of awards, and determine the types of awards and number of shares covered by the awards,

- establish the terms of awards, including the performance criteria and restrictions of the awards, and whether the awards are settled in cash or shares,

- administer outstanding awards, including approval of any amendment to an award,

- adopt sub-plans, and

- make all other determinations necessary and advisable for the administration and interpretation of the Amended 2019 Plan.

Delegation	To the extent permitted by applicable law, the Compensation Committee may delegate to one or more of its members or to one or more officers of DiaMedica, or agents or advisors, such administrative duties or powers, as it may deem advisable. The Compensation Committee may authorize one or more directors or officers of DiaMedica to designate employees, other than officers, non-employee directors, or 10% shareholders of DiaMedica, to receive awards under the plan and determine the size of any such awards.
No Re-pricing	The Compensation Committee may not, without prior approval of our shareholders, effect any re-pricing of any previously granted "underwater" option or SAR, including re-pricing effected by: (i) amending or modifying the terms of the option or SAR to lower the exercise price or grant price; (ii) canceling the underwater option or SAR in exchange for (A) cash; (B) replacement options or SARs having a lower exercise price or grant price; or (C) other awards; or (iii) repurchasing the underwater options or SARs and granting new awards under the Amended 2019 Plan. An option or SAR will be deemed to be "underwater" at any time when the fair market value of the common shares is less than the exercise price of the option or the grant price of the SAR.
Shares Authorized	Subject to adjustment (as described below), the maximum number of our common shares available for issuance under the Amended 2019 Plan would be 10,500,0000 shares. No more than 2,000,000 common shares may be granted as incentive stock options.
	Shares that are issued under the Amended 2019 Plan or that are subject to outstanding awards will be applied to reduce the maximum number of shares remaining available for issuance under the Amended 2019 Plan only to the extent they are used; provided, however, that the full number of

shares subject to a stock-settled SAR or other stock-based award will be counted against the shares authorized for issuance under the Amended 2019 Plan, regardless of the number of shares actually issued upon settlement of such SAR or other stock-based award. Any shares withheld to satisfy tax withholding obligations on awards issued under the Amended 2019 Plan, any shares withheld to pay the exercise price or grant price of awards under the Amended 2019 Plan, and any shares not issued or delivered as a result of the "net exercise" of an outstanding option or settlement of a SAR in shares will be counted against the shares authorized for issuance under the Amended 2019 Plan and will not be available again for grant under the Amended 2019 Plan. Shares subject to awards settled in cash will again be available for issuance pursuant to awards granted under the Amended 2019 Plan. Any shares related to awards granted under the Amended 2019 Plan that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of the shares will be available again for grant under the Amended 2019 Plan. Any shares repurchased by DiaMedica on the open market using the proceeds from the exercise of an award will not increase the number of shares available for future grant of awards. To the extent permitted by applicable law, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by DiaMedica or a subsidiary or otherwise will not be counted against shares available for issuance pursuant to the Amended 2019 Plan. The shares available for issuance under the Amended 2019 Plan may be authorized and unissued shares or treasury shares.

Adjustments	In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture, or extraordinary dividend (including a spin off) or other similar change in the corporate structure or our common shares, the Compensation Committee will make the appropriate adjustment or substitution in order to prevent dilution or enlargement of the rights of participants. These adjustments or substitutions may be to the number and kind of securities and property that may be available for issuance under the Amended 2019 Plan and the number, kind, and exercise price of securities or other property subject to outstanding awards.
Eligible Participants	Awards may be granted to employees, non-employee directors and consultants of DiaMedica or any of our subsidiaries. As of March 23, 2026, 35 employees, 6 non-employee directors and an indeterminable number of consultants were eligible to participate in the 2019 Plan.
Types of Awards	The Amended 2019 Plan will permit us to grant non-statutory and incentive stock options, SARs, restricted stock awards, RSUs, DSUs, performance awards, non-employee director awards, and other stock-based awards. Awards may be granted either alone or in addition to or in tandem with any other type of award.
Stock Options	Stock options entitle the holder to purchase a specified number of our common shares at a specified price, which is called the exercise price, subject to the terms and conditions of the stock option grant. The Amended 2019 Plan permits the grant of both non-statutory and incentive stock options. Incentive stock options may be granted solely to eligible employees of DiaMedica or its subsidiaries. Each stock option granted under the Amended 2019 Plan must be evidenced by an award agreement that specifies the exercise price, the term, the number of shares underlying the stock option, the vesting and any other conditions. The exercise price of each stock option granted under the Amended 2019 Plan must be at least 100% of the fair market value of a share of our common shares as of the date the award is granted to a participant, unless the participant owns 10% or more of our outstanding shares in which case the exercise price, for an incentive stock option, must be at least 110% of the fair market value. Fair market value under the Amended 2019 Plan means the closing price of our common shares, as reported on the Nasdaq Stock Market, as of the end of a regular trading session on such date, or, if no shares were traded on such date, as of the next preceding date on which there was such a trade. The closing price of our common shares, as reported on the Nasdaq Stock Market, on March 23, 2026 was $7.29 per share. The Compensation Committee will fix the terms and conditions of each stock option, subject to certain restrictions, such as a ten-year maximum term.

Stock Appreciation Rights	A SAR is a right granted to receive payment of cash, common shares, or a combination of both, equal to the difference between the fair market value of our common shares and the grant price of such shares. Each SAR granted must be evidenced by an award agreement that specifies the grant price, the term, and such other provisions as the Compensation Committee may determine. The grant price of a SAR must be at least 100% of the fair market value of our common shares on the date of grant. The Compensation Committee will fix the term of each SAR, but SARs granted under the Amended 2019 Plan will not be exercisable more than 10 years after the date the SAR is granted.
Restricted Stock Awards, Restricted Stock Units, and Deferred Stock Units	Restricted stock awards, RSUs, and/or DSUs may be granted under the Amended 2019 Plan. A restricted stock award is an award of common shares that is subject to restrictions on transfer and risk of forfeiture upon certain events, typically including termination of service. RSUs or DSUs are similar to restricted stock awards except that no shares are actually transferred to the participant on the grant date. RSUs are contractual rights to receive common shares or cash in an amount equal to the value of a specified number of common shares in the future after the satisfaction of specified vesting conditions, and is the economic equivalent of an award of restricted stock. DSUs permit the holder to receive shares of common shares or the equivalent value in cash at a future time as determined by the Compensation Committee. The Compensation Committee will determine, and set forth in an award agreement, the period of restriction, the number of shares subject to a restricted stock award or the number of RSUs or DSUs granted, the time of payment for DSUs, and other such conditions or restrictions.
Performance Awards	Performance awards, in the form of rights to cash or common shares or other awards (or in a combination thereof) may be granted under the Amended 2019 Plan in such amounts and upon such terms as the Compensation Committee may determine. The Compensation Committee shall determine, and set forth in an award agreement, the amount of cash and/or number of shares or other awards, the performance goals, the performance periods, and other terms and conditions. The extent to which the participant achieves his or her performance goals during the applicable performance period will determine the amount of cash and/or number of shares or other awards earned by the participant.
Limit on Non-Employee Director Compensation	The aggregate grant date fair value (determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $400,000 (increased to $600,000 with respect to any non-employee director serving as Chairman of the Board or lead independent director or in the fiscal year of a non-employee director's initial service as a non-employee director). Any compensation that is deferred counts towards this limit for the year in which the compensation is first earned, and not a later year of settlement.
Other Stock-Based Awards	Consistent with the terms of the plan, other stock-based awards may be granted to participants in such amounts and upon such terms as the Compensation Committee may determine.
Dividend Equivalents	With the exception of stock options, SARs, and performance awards, awards under the Amended 2019 Plan may, in the discretion of the Compensation Committee, earn dividends or dividend equivalents with respect to the cash or stock dividends or other distributions that would have been paid on the common shares covered by such award had such shares been issued and outstanding on the dividend payment date. However, no dividends may be paid on unvested awards. Such dividend equivalents will be converted to cash or additional common shares by such formula and at such time and subject to such limitations as determined by the Compensation Committee.
Termination of Employment or Other Service	The Amended 2019 Plan provides for certain default rules in the event of a termination of a participant's employment or other service. These default rules may be modified in an award agreement or an individual agreement between DiaMedica and a participant. If a participant's employment or other service with DiaMedica is terminated for cause, then all outstanding awards held by such participant will be immediately terminated and forfeited. In the event a participant's

employment or other service with DiaMedica is terminated by reason of death, disability, or retirement, then:

- All outstanding stock options (excluding non-employee director options in the case of retirement) and SARs held by the participant will, to the extent exercisable, remain exercisable for a period of one year after such termination, but not later than the date the stock options or SARs would otherwise expire;

- All outstanding unvested awards will be terminated and forfeited; however, with respect to any awards that vest based on the achievement of performance goals, if a participant's employment or other service with DiaMedica or any subsidiary is terminated prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the Compensation Committee may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant's award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on the number of months or years that the participant was employed or performed services during the performance period.

In the event a participant's employment or other service with DiaMedica is terminated by reason other than for cause, death, disability, or retirement, then:

- All outstanding stock options (including non-employee director options) and SARs held by the participant that then are exercisable will remain exercisable for three months after the date of such termination, but will not be exercisable later than the date the stock options or SARs would otherwise expire;

- All outstanding restricted stock will be terminated and forfeited; and

- All outstanding unvested RSUs, performance awards and other stock-based awards will be terminated and forfeited. However, with respect to any awards that vest based on the achievement of performance goals, if a participant's employment or other service with DiaMedica or any subsidiary is terminated prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the Compensation Committee may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant's award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on the number of months or years that the participant was employed or performed services during the performance period.

Modification of Rights upon Termination	Upon a participant's termination of employment or other service with DiaMedica or any subsidiary, the Compensation Committee may, in its sole discretion (which may be exercised at any time on or after the grant date, including following such termination) cause stock options or SARs (or any part thereof) held by such participant as of the effective date of such termination to terminate, become or continue to become exercisable or remain exercisable following such termination of employment or service, and restricted stock, RSUs, performance awards, non-employee director awards, and other stock-based awards held by such participant as of the effective date of such termination to terminate, vest, or become free of restrictions and conditions to payment, as the case may be, following such termination of employment or service, in each case in the manner determined by the Compensation Committee; provided, however, that no stock option or SAR may remain exercisable beyond its expiration date, and any such action by the Compensation Committee adversely affecting any outstanding award will not be effective without the consent of the affected participant, except to the extent the Compensation Committee is authorized by the Amended 2019 Plan to take such action.
Forfeiture and Recoupment	If a participant is determined by the Compensation Committee to have taken any action while providing services to DiaMedica or within one year after termination of such services, that would constitute "cause" or an "adverse action," as such terms are defined in the Amended 2019 Plan, all

rights of the participant under the Amended 2019 Plan and any agreements evidencing an award then held by the participant will terminate and be forfeited. The Compensation Committee has the authority to rescind the exercise, vesting, issuance, or payment in respect of any awards of the participant that were exercised, vested, issued, or paid and require the participant to pay to DiaMedica, within 10 days of receipt of notice, any amount received or the amount gained as a result of any such rescinded exercise, vesting, issuance, or payment. DiaMedica may defer the exercise of any stock option or SAR for up to six months after receipt of notice of exercise in order for the Compensation Committee to determine whether "cause" or "adverse action" exists. DiaMedica is entitled to withhold and deduct future wages to collect any amount due.

Awards granted under the Amended 2019 Plan are subject to DiaMedica's clawback policy, as amended from time to time, and any other clawback, forfeiture, or recoupment provision required by applicable law or under the requirements of any stock exchange or market upon which our common shares is then listed or traded.

Effect of Change in Control	Generally, a "change in control" means:

• The acquisition, other than from DiaMedica, by any individual, entity, or group of beneficial ownership of 50% or more of the then outstanding shares of common shares of DiaMedica;

• The consummation of a reorganization, merger, or consolidation of DiaMedica with respect to which all or substantially all of the individuals or entities who were the beneficial owners of common shares immediately prior to the transaction do not, following the transaction, beneficially own more than 50% of the outstanding shares of common shares of the corporation resulting from the transaction; or

• A complete liquidation or dissolution of DiaMedica or the sale or other disposition of all or substantially all of the assets of DiaMedica.

Subject to the terms of the applicable award agreement or an individual agreement between DiaMedica and a participant, upon a change in control, the Compensation Committee may, in its discretion, determine whether some or all outstanding options shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and RSUs shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. The Compensation Committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common shares subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock. |
| *Term, Termination and Amendment* | Unless sooner terminated by the Board of Directors, the Amended 2019 Plan will terminate at midnight on May 19, 2036. No award will be granted after termination of the Amended 2019 Plan, but awards outstanding upon termination of the Amended 2019 Plan will remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the Amended 2019 Plan.

Subject to certain exceptions, the Board of Directors has the authority to terminate and amend the Amended 2019 Plan or any outstanding award agreement at any time and from time to time. No amendments to the Amended 2019 Plan will be effective without approval of DiaMedica's shareholders if: shareholder approval of the amendment is then required pursuant to the rules of the primary stock exchange on which the common shares is then traded, or the applicable laws of any foreign country or jurisdiction, including any amendment which would: (i) materially increase benefits accruing to participants; (ii) permit repricing; (iii) increase the aggregate number of shares of common shares issued or issuable under the Amended 2019 Plan; (iv) increase any limit or sub-limit set forth in the Amended 2019 Plan on the number of shares of common shares which may be issued |

or the aggregate value of awards which may be made, in respect of any type of award to any single participant during any specified period or which may be subject to incentive stock options granted under the 2019 Plan;(v) extend the term of the 2019 Plan; (vi) expand the class of eligible recipients of Awards under the Amended 2019 Plan; or (vii) permit the issuance of discount options or SARs. No termination or amendment of the Amended 2019 Plan or an award agreement shall adversely affect in any material way any award previously granted under the Amended 2019 Plan without the written consent of the participant holding such award.

U.S. Federal Income Tax Information

The following is a general summary, as of the date of this proxy statement, of the U.S. federal income tax consequences to participants and DiaMedica of transactions under the Amended 2019 Plan. This summary is intended for the information of shareholders considering how to vote at the meeting and not as tax guidance to participants in the Amended 2019 Plan, as the consequences may vary with the types of grants made, the identity of the participant, and the method of payment or settlement. The summary does not address the effects of other U.S. federal taxes or taxes imposed under state, local, or foreign tax laws. Participants are encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the Amended 2019 Plan.

Incentive Stock Options. With respect to incentive stock options, generally, the stock option holder is not taxed, and we are not entitled to a deduction, on either the grant or the exercise of an incentive stock option so long as the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") continue to be met. If the stock option holder meets the employment requirements and does not dispose of the common shares acquired upon exercise of an incentive stock option until at least one year after date of the exercise of the stock option and at least two years after the date the stock option was granted, gain or loss realized on sale of the shares will be treated as long-term capital gain or loss. If the common shares are disposed of before those periods expire, which is called a disqualifying disposition, the stock option holder will be required to recognize ordinary income in an amount equal to the lesser of (i) the excess, if any, of the fair market value of our common shares on the date of exercise over the exercise price, or (ii) if the disposition is a taxable sale or exchange, the amount of gain realized. Upon a disqualifying disposition, we will generally be entitled, in the same tax year, to a deduction equal to the amount of ordinary income recognized by the stock option holder.

Non-Statutory Stock Options. The grant of a stock option that does not qualify for treatment as an incentive stock option, which is generally referred to as a non-statutory stock option, is generally not a taxable event for the stock option holder. Upon exercise of the stock option, the stock option holder will generally be required to recognize ordinary income in an amount equal to the excess of the fair market value of our common shares acquired upon exercise (determined as of the date of exercise) over the exercise price of the stock option, and we will be entitled to a deduction in an equal amount in the same tax year. At the time of a subsequent sale or disposition of shares obtained upon exercise of a non-statutory stock option, any gain or loss will be either a long-term or short-term capital gain or loss, depending on how long the shares have been held.

SARs. The grant of an SAR will not cause the participant to recognize ordinary income or entitle us to a deduction for federal income tax purposes. Upon the exercise of an SAR, the participant will recognize ordinary income in the amount of the cash or the value of common shares payable to the participant (before reduction for any withholding taxes), and we will receive a corresponding deduction in an amount equal to the ordinary income recognized by the participant.

Restricted Stock, RSUs, Deferred Stock Units and Other Stock-Based Awards. The federal income tax consequences with respect to restricted stock, RSUs, DSUs, performance shares and performance stock units, and other stock unit and stock-based awards depend on the facts and circumstances of each award, including, in particular, the nature of any restrictions imposed with respect to the awards. In general, if an award of stock granted to the participant is subject to a "substantial risk of forfeiture" (*e.g.*, the award is conditioned upon the future performance of substantial services by the participant) and is nontransferable, a taxable event occurs when the risk of forfeiture ceases or the awards become transferable, whichever first occurs. At such time, the participant will recognize ordinary income to the extent of the excess of the fair market value of the stock on such date over the participant's cost for such stock (if any), and the same amount is deductible by us. Under certain circumstances, the participant, by making an election under Section 83(b) of the Code, can accelerate federal income tax recognition with respect to an award of stock that is subject to a substantial risk of forfeiture and transferability restrictions, in

which event the ordinary income amount and our deduction will be measured and timed as of the grant date of the award. If the stock award granted to the participant is not subject to a substantial risk of forfeiture or transferability restrictions, the participant will recognize ordinary income with respect to the award to the extent of the excess of the fair market value of the stock at the time of grant over the participant's cost, if any, and the same amount is deductible by us. If a stock unit award or other stock-based award is granted but no stock is actually issued to the participant at the time the award is granted, the participant will recognize ordinary income at the time the participant receives the stock free of any substantial risk of forfeiture (or receives cash in lieu of such stock) and the amount of such income will be equal to the fair market value of the stock at such time over the participant's cost, if any, and the same amount is then deductible by us.

Withholding Obligations. We are entitled to withhold and deduct from future wages of the participant, to make other arrangements for the collection of, or to require the recipient to pay to us, an amount necessary for us to satisfy the recipient's federal, state or local tax withholding obligations with respect to awards granted under the Amended 2019 Plan. Withholding for taxes may be calculated based on the maximum applicable tax rate for the participant's jurisdiction or such other rate that will not trigger a negative accounting impact on DiaMedica. The Compensation Committee may permit a participant to satisfy a tax obligation by withholding shares of common shares underlying an award, tendering previously acquired shares, delivery of a broker exercise notice, or a combination of these methods.

Code Section 409A. The foregoing discussion of tax consequences of awards under the Amended 2019 Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A of the Code but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be subject to a 20% penalty tax, in addition to ordinary income tax, at the time the grant becomes vested, plus an interest penalty tax.

Code Section 162(m). Pursuant to Section 162(m) of the Code, the annual compensation paid to an individual who is a "covered employee" may not be deductible by us to the extent that it exceeds $1 million. Any awards we grant pursuant to the Amended 2019 Plan to covered employees, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation.

Excise Tax on Parachute Payments. If, with respect to a participant, the acceleration of the vesting of an award or the payment of cash in exchange for all or part of an award, together with any other payments that such participant has the right to receive from DiaMedica, would constitute a "parachute payment" then pursuant to Section 280G of the Code, and any portion of the payment would be subject to a 20% excise tax pursuant to Section 4999 of the Code, then either the parachute payments will be reduced to avoid excise taxes or a participant will receive the full amount of such parachute payments and pay the related excise taxes, whichever results in the better after-tax result for the participant, If an employee is subject to a 20% excise tax, we will be denied a deduction with respect to such excess parachute payment pursuant to Section 280G of the Code.

Plan Benefits

As described under "*Director Compensation*", our non-employee directors are granted stock options annually and other equity awards in lieu of cash compensation. Otherwise, the Awards granted under the Amended 2019 Plan are within the discretion of the Committee. As a result, awards to be granted under the Amended 2019 Plan are not determinable at this time.

Information on equity awards granted in recent years to our named executive officers is available in the Summary of Compensation Table.

Board of Directors Recommendation

The Board of Directors unanimously recommends that our shareholders vote **FOR** approval of the Amendment and Restatement of the Amended and Restated 2019 Omnibus Incentive Plan.

The Board of Directors Recommends a Vote FOR this Proposal Four.	

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common shares, as of the close of business on March 23, 2026, by each of our directors and nominees for director, each of our executive officers named in the Summary Compensation Table, by all directors, nominees and current executive officers as a group, and by each shareholder known by us to own beneficially more than 5% of our outstanding common shares. Unless otherwise indicated in a footnote below, the address of each director, nominee and executive officer is care of DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305.

Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership[a]	Percent of Class[b]
Named executive officers, directors and nominees:		
Rick Pauls	1,178,591[c]	2.15%
Julie Krop, M.D.	—	*
Scott Kellen	438,978[d]	*
Michael Giuffre, M.D.	567,032[e]	1.05%
Richard Kuntz, M.D., M.Sc.	106,430[f]	*
Tanya Lewis	86,530[g]	*
Daniel O'Connor	26,768[h]	*
James Parsons	232,530[i]	*
Charles Semba, M.D.	147,017[j]	*
All current directors and executive officers as a group (9 persons)	2,783,876[k]	5.0%
Other beneficial owners:		
Trill AB	8,825,742[l]	16.4%
Sveavägen 17, 18th Floor, SE-111 57, Stockholm, Sweden		
TomEqt Private AB	8,383,577[m]	15.58%
c/o KinKon AB, Biblioteksgatan 25, 11435, Stockholm, Sweden		
Richard Jacinto II	4,958,823[n]	9.2%
4775 Collins Avenue, Suite 3003, Miami Beach, FL 33140		
Leon G. Cooperman	3,450,000[o]	6.4%
St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496		

* Less than one percent.

(a) Unless otherwise indicated in a footnote below, (i) the listed beneficial owner has sole voting power and investment power with respect to such shares, and (ii) no director or executive officer has pledged as security any shares shown as beneficially owned. Includes shares subject to options that are currently exercisable and shares subject to options and RSUs that are scheduled to become exercisable or vest and settle, as applicable, within 60 days of March 23, 2026, and shares, if any, held pursuant to employee stock purchase plans. Excludes fractional shares held by any listed beneficial owner.

(b) Percent of class is based on 53,805,628 shares outstanding as of our record date, March 23, 2026.

(c) Includes 1,110,000 shares underlying stock options; and 1,749 shares underlying deferred stock units.

(d) Includes 406,688 shares underlying stock options.

(e) Includes 25,573 shares held by 424822 Alberta Ltd., over which Dr. Giuffre has sole voting and dispositive power; 164,890 shares held jointly with spouse; 21,070 shares held by spouse; 126,433 shares underlying stock options; and 100,706 shares underlying deferred stock units.

(f) Includes 82,220 shares underlying stock options.

(g) Includes 86,530 shares underlying stock options.

(h) Includes 26,768 shares underlying stock options.

(i) Includes 142,152 shares underlying stock options; and 76,128 shares underlying deferred stock units.

(j) Includes 101,570 shares underlying stock options; and 839 shares underlying restricted stock units.

(k) Includes 2,082,360 shares underlying stock options; 839 shares underlying restricted stock units; and 178,583 shares underlying deferred stock units.

(l) Based solely on information contained in Amendment No. 4 on Schedule 13G filed by Trill AB on February 6, 2026, reflecting beneficial ownership as of December 31, 2025. Trill AB and Jan Stahlberg reported having shared voting power and shared dispositive power of the common shares. Trill AB is the record holder of the common shares and Mr. Jan Ståhlberg is the board member and beneficial owner of Trill AB. Trill AB and Mr. Ståhlberg filed their Schedule 13G jointly, but each has disclaimed membership in a group.

(m) Based on Form 4 of filed by TomEnterprise AB on July 25, 2025 and Amendment No. 4 to Schedule 13G filed by TomEnterprise AB on July 30, 2025 reflecting beneficial ownership as of July 23, 2025. TomEqt Private AB is the record holder of 8,383,577 shares. Mr. Thomas Von Koch, as the board member of TomEqt Private AB, has the sole power to vote and dispose of the shares and is deemed to be a beneficial owner of all the shares. TomEqt Private AB, TomEnterprise AB, and Mr. Von Koch filed jointly but each has disclaimed membership in any group.

(n) Based solely on information contained in Amendment No. 3 to Schedule 13G filed by Mr. Richard Jacinto II on November 7, 2025, reflecting beneficial ownership as of September 30, 2025.

(o) Based solely on information contained in Amendment No. 2 to Schedule 13G filed by Leon G. Cooperman on February 17, 2026, reflecting beneficial ownership as of December 31, 2025. Mr. Cooperman holds 2,450,000 common shares directly and 1,000,000 common shares are held directly by The Leon and Toby Cooperman Foundation, of which Mr. Cooperman is a trustee.

Our Board of Directors is responsible for overseeing the management of DiaMedica and for the conduct of our affairs generally. Each director is elected annually by the shareholders and serves for a term that will end at the next annual general meeting of shareholders.

The Board of Directors facilitates its exercise of independent supervision over the management of DiaMedica through a combination of formal meetings of the Board of Directors and informal discussions amongst Board members. The Board of Directors is comprised of a majority of independent directors. The Board of Directors manages governance matters both directly and through its Board committees, which are described in more detail below. The Board of Directors looks to management of DiaMedica to keep it apprised of all significant developments affecting DiaMedica and our operations. All major acquisitions, dispositions, investments, contracts and other significant matters outside the ordinary course of our business are subject to approval by the Board of Directors.

Corporate Governance Guidelines

The Board of Directors has established Corporate Governance Guidelines that describe our basic approach to corporate governance. Among the topics addressed in our Corporate Governance Guidelines are:

- Board size and qualifications
- Selection of new directors
- Board leadership
- Board committees
- Director responsibilities
- Board and committee meetings
- Executive sessions of independent directors
- Meeting attendance by directors and non-directors
- Appropriate information and access
- Ability to retain advisors
- CEO evaluation
- Succession planning
- Limitations on other Board service
- Oversight and risk management
- Director orientation

- Conflicts of interest
- Director independence
- Board interaction with corporate constituencies
- Change of principal occupation
- Term limits
- Retirement and resignation policy
- Board compensation
- Stock ownership by directors
- Board compensation
- Board access to senior management
- Management development
- Loans to directors and executive officers
- Board and committee evaluation
- Communications with directors

Board Leadership Structure

Under our Corporate Governance Guidelines, the Board of Directors may select from its members a Chairman of the Board. The office of Chairman of the Board and the office of President and Chief Executive Officer may be held by one person. The Board of Directors believes it is best not to have a fixed policy on this issue and that it should be free to make this determination based on what it believes is best in light of current circumstances. The Board of Directors, acting as a group or through the Nominating and Corporate Governance Committee, will periodically review the leadership structure of the Board of Directors to assess whether it is appropriate given the specific characteristics and circumstances of DiaMedica. However, the Board of Directors does strongly endorse the concept of independent directors being in a position of leadership. If at any time, the Chief Executive Officer and Chairman of the Board are the same, the Board of Directors shall elect an independent director to serve as the lead director. The lead director will have the following duties and responsibilities in addition to such other duties and responsibilities as may be determined by the Board of Directors from time to time.

- chairing the executive sessions of the independent directors and calling meetings of the independent directors;

- determining the agenda for the executive sessions of the independent directors and participating with the Chairman of the Board in establishing the agenda for Board meetings;

- coordinating feedback among the independent directors and the Chief Executive Officer;

- overseeing the development of appropriate responses to communications from shareholders and other interested persons addressed to the independent directors as a group;

- on behalf of the independent directors, retaining legal counsel or other advisors as they deem appropriate in the conduct of their duties and responsibilities; and

- performing such other duties as the Board of Directors deems appropriate from time to time.

Mr. Parsons currently serves as Chairman of the Board and Rick Pauls currently serves as President and Chief Executive Officer.

We currently believe this leadership structure of an independent Chairman of the Board is in the best interests of DiaMedica and our shareholders and strikes the appropriate balance between the President and Chief Executive Officer's responsibility for the strategic direction, day-to-day leadership and performance of our Company and the Chairman of our Board's responsibility to guide overall strategic direction of our Company and provide oversight of our corporate governance and guidance to our President and Chief Executive Officer and to set the agenda for and preside over Board meetings. We recognize that different leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. We believe that our Company is well served by this leadership structure. We anticipate that the Board of Directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Director Independence

The Board of Directors has determined that each of Ms. Lewis, Messrs. O'Connor and Parsons and Drs. Giuffre, Kunts, and Semba are "independent directors" as defined in the applicable listing standards of The Nasdaq Stock Market LLC. In making these affirmative determinations that such individuals are "independent directors," the Board of Directors reviewed and discussed information provided by the directors and by DiaMedica with regard to each director's business and personal activities as they may relate to DiaMedica and our management.

Executive or In-Camera Sessions

Our Corporate Governance Guidelines provide that our independent directors will meet with no Company management present during a portion of or after Board meetings on a regular basis but not fewer than two times per year. After each such executive or in-camera session, and as otherwise necessary, our Chairman of the Board provides our Chief Executive Officer with any actionable feedback from our independent directors.

Board Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Scientific and Clinical Research Committee. Each of these committees has the composition described in the table below and the responsibilities described in the sections below. The Board of Directors has adopted a written charter for each committee of the Board of Directors which can be found on the "Investor Relations—Governance—Governance Documents" section of our corporate website www.diamedica.com and which each committee reviews and assesses on an annual basis. The Board of Directors from time to time may establish other committees.

The following table summarizes the current membership of each of our four Board committees.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Scientific and Clinical Research Committee
Michael Giuffre, M.D.			Chair	Member
Richard Kuntz, M.D., M.Sc.		Member		Chair
Tanya Lewis		Member	Member	Member
Daniel O'Connor	Member	Chair	Member	
James Parsons	Chair			
Rick Pauls				

| Charles Semba, M.D. | Member | Member | Member |

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to our annual and quarterly financial statements filed with the SEC and any applicable securities regulatory authorities of the provinces and territories of Canada, our financial reporting process, our internal control over financial accounting and disclosure controls and procedures, the annual independent audit of our financial statements and the effectiveness of our legal compliance and ethics programs. The Audit Committee's primary responsibilities include:

- overseeing our financial reporting process, internal control over financial reporting and disclosure controls and procedures on behalf of the Board of Directors;

- having sole authority to appoint, oversee, evaluate, retain and terminate the engagement of our independent registered public accounting firm and establish the compensation to be paid to the firm;

- reviewing and pre-approving all audit services and permissible non-audit services to be provided to us by our independent registered public accounting firm;

- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

- overseeing our systems to monitor legal and ethical compliance programs, including the establishment and administration of (including the grant of any waiver from) a written code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

In addition to its primary responsibilities, the Audit Committee oversees DiaMedica's systems to monitor compliance with legal and regulatory requirements, our Code of Business Conduct and Ethics, and our cybersecurity efforts.

The Audit Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Composition

The Board of Directors has determined that each member of the Audit Committee qualifies as "independent" for purposes of membership on audit committees pursuant to the Nasdaq Listing Rules and the rules and regulations of the SEC and is "financially literate" as required by the Nasdaq Listing Rules. In addition, the Board of Directors has determined that each of Mr. Parsons and Mr. O'Connor qualifies as an "audit committee financial expert" as defined by the rules and regulations of the SEC and meets the qualifications of "financial sophistication" under the Nasdaq Listing Rules as a result of, in Mr. Parson's case, his extensive financial background and various financial positions he has held throughout his career, and in Mr. O'Connor's case, his extensive executive leadership experience, including at Nasdaq-listed companies. Shareholders should understand that these designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of the Audit Committee or of the Board of Directors.

Compensation Committee

The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to compensation of our Chief Executive Officer and other executive officers and administers our equity compensation plans. The Compensation Committee's primary responsibilities include:

- determining all compensation for our Chief Executive Officer and other executive officers;

- administering our equity-based compensation plans;

- reviewing, assessing and approving overall strategies for attracting, developing, retaining and motivating our management and employees;

- overseeing the development and implementation of succession plans for our Chief Executive Officer and other key executive officers and employees;

- reviewing, assessing and approving overall compensation structure on an annual basis; and

- recommending and leading a process for the determination of non-employee director compensation.

The Compensation Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities, and prior to doing so, assesses the independence of such experts and advisors from management.

Composition

The Board of Directors has determined that each member of the Compensation Committee is an "independent director" under the Nasdaq Listing Rules, a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and otherwise independent under the rules and regulations of the SEC.

Processes and Procedures for Consideration and Determination of Executive Compensation

As described above, the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to determine any and all compensation payable to our executive officers, including annual salaries, short-term incentive compensation, long-term incentive compensation, perquisites and any and all other compensation, and to administer our equity-based compensation plans. The Compensation Committee has the full power and authority of the Board of Directors to perform these duties and to fulfill these responsibilities. Under the terms of its formal written charter, the Compensation Committee has the power and authority, to the extent permitted by applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee has delegated to the Chief Executive Officer and Chief Financial Officer, and each of them individually, under DiaMedica's 2019 Plan the authority to approve initial stock option grants to newly hired non-executive officer employees of DiaMedica and subject to DiaMedica's equity grant policy (as described below under "—") and additional conditions and limitations specified by the Compensation Committee. The Compensation Committee has not delegated any other of its duties and responsibilities to subcommittees.

The Compensation Committee has engaged the services of Alpine Rewards, LLC, an independent compensation consultant, to assist the Compensation Committee in developing a comprehensive compensation strategy based upon compensation levels at benchmark companies for DiaMedica. The Compensation Committee used the information in this report, recommendations from Alpine Rewards, LLC and discussions with management, to establish a compensation strategy and set target compensation levels for officers and non-employee directors. The Compensation Committee retained Alpine Rewards, LLC in August 2024 to update its executive officer compensation analysis. In making final decisions regarding compensation to be paid to our executive officers, the Compensation Committee considers several factors, including the benchmarking information gathered by its compensation consultants, the achievement by DiaMedica of pre-established performance objectives, the general performance of DiaMedica and the individual officers, and other factors that may be relevant.

Final deliberations and decisions by the Compensation Committee regarding the form and amount of compensation to be paid to our executive officers are made by the Compensation Committee, without the presence of any executive officer of our Company.

Processes and Procedures for Consideration and Determination of Director Compensation

As mentioned above, the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to review and make recommendations to the Board of Directors concerning compensation for non-employee members of the Board of Directors, including but not limited to retainers, meeting fees, committee chair and member retainers and equity compensation. Decisions regarding director compensation made by the Compensation Committee are not considered final and are subject to final review and approval by the entire Board of Directors. In making recommendations to the Board of Directors

regarding compensation to be paid to our non-employee directors, the Compensation Committee considers fees and other compensation paid to directors of benchmark companies as gathered by its compensation consultant, Alpine Rewards; the number of Board and committee meetings that our directors are expected to attend; the duties and responsibilities of individual Board members; and other factors that may be relevant. In making final decisions regarding non-employee director compensation, the Board of Directors considers the same factors and the recommendation of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to director nominations and corporate governance. The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become members of the Board of Directors, which includes reviewing and considering director nominees submitted by shareholders;

- recommending director nominees for each annual general meeting of our shareholders and director nominees to fill any vacancies that may occur between general meetings of shareholders;

- engaging in succession planning for the Board of Directors;

- being aware of best practices in corporate governance matters and developing and recommending to the Board of Directors a set of corporate governance guidelines to govern the Board of Directors, its committees, DiaMedica and our employees;

- recommending director diversity, retirement age, tenure and refreshment policies;

- developing and overseeing an orientation process for new directors; and

- developing and overseeing a periodic Board of Directors and Board committee evaluation process.

The Nominating and Corporate Governance Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Composition. The current members of the Nominating and Corporate Governance Committee are Dr. Giuffre, Ms. Lewis and Mr. O'Connor. Dr. Giuffre is the Chair of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an "independent director" under the Nasdaq Listing Rules.

Scientific and Clinical Research Committee

The primary responsibilities of the Scientific and Clinical Research Committee include:

- reviewing the existing medical and scientific, state of the art, diagnostic and therapeutic trends for medical conditions that DiaMedica is pursuing or plans to pursue;

- reviewing with, and assisting when necessary, management in early- and late-stage clinical research and clinical trial plans and strategies, including statistical plans for group sequential analysis and/or adaptive clinical trials designs and identifying scientific advisory board members;

- reviewing with management the external clinical research structures, including any clinical research organizations, and critical adjudication committee membership and structure for current or planned clinical studies;

- reviewing clinical research results to evaluate product cost-effectiveness and understanding reimbursement strategies;

- reviewing periodically ongoing clinical research and clinical trial progress;

- reviewing and providing guidance on publication strategies;

- providing advice on interactions with regulatory bodies, especially the U.S. Food and Drug Administration, clinical principal investigators and clinical trial committees, and any employed clinical research organizations; and
- providing summaries and guidance to the Board of Directors regarding the scientific and clinical research meeting activities of the Committee.

Composition. The current members of the Scientific and Clinical Research Committee are Dr. Giuffre, Dr. Kuntz, Ms. Lewis and Dr. Semba. Dr. Kuntz is the Chair of the Scientific and Clinical and Research Committee. The Board of Directors has determined that each member of the Scientific and Clinical Research Committee is an "independent director" under the Nasdaq Listing Rules.

Board and Committee Meetings

The Board of Directors met five times in 2025. The Audit Committee met four times; the Compensation Committee met eight times; and the Nominating and Corporate Governance Committee met six times during 2025.

Each of our directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Board committees on which the director served.

Policy Regarding Director Attendance at Annual General Meetings of Shareholders

Directors are encouraged, but not required, to attend our Annual General Meetings of Shareholders. All of our then current directors attended the 2025 Annual General Meeting of Shareholders either in person, by telephone or by video conference, except for Mr. O'Connor.

Role of Board in Risk Oversight Process

Risk is inherent with every business. We face a number of risks, including regulatory, compliance, legal, competitive, financial, operational, political, cybersecurity, strategic and reputational risks.

Our management is responsible for the day-to-day management of risks faced by us, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors ensures that the risk management processes designed and implemented by management are adequate and functioning as designed. The Board of Directors oversees risks through the establishment of policies and procedures that are designed to guide daily operations in a manner consistent with applicable laws, regulations and risks acceptable to us. Our President and Chief Executive Officer, who is also a member of the Board of Directors, regularly discusses with the Board of Directors the strategies and risks facing our Company.

One of the key functions of the Board of Directors is informed oversight of our risk management process. The Board administers this oversight function directly, with support from its four standing committees (the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Scientific and Clinical Research Committee), each of which addresses risks specific to its respective areas of oversight.


Board of Directors
Responsible for oversight of risk management
Audit Committee
• Cybersecurity & AI risk
• Enterprise risk
• Financial & accounting risk
• Legal & regulatory requirements
Nominating & Corporate Governance Committee
• Board organization, members, structure
• Director succession planning
• Corporate governance
Compensation Committee
• Compensation policies, programs, risks
• Management succession planning
Scientific and Clinical Research Commmitteie
• Clinical trials and execution risk
• Regulatory risk

Director Qualifications and Nominations

The Board of Directors seeks to ensure that the Board is composed of members whose particular expertise, experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. To this end, the Nominating and Corporate Governance Committee uses a board composition matrix which identifies the professional experience and skill sets represented on the current Board of Directors and compares them to the skill sets that the Nominating and Corporate Governance Committee believes are important to have represented among the directors at any given time in light of the Company's current business, strategy, risks and opportunities. Any gaps become focus areas for director development or search efforts.

New director candidates are nominated by the Board after evaluation and recommendation by the Nominating and Corporate Governance Committee.

In identifying director candidates, the Nominating and Corporate Governance Committee and the Board take into account the following:

- the comments and recommendations of Board members regarding the qualifications and effectiveness of the existing Board, or additional qualifications that may be required when selecting new Board members;

- the requisite expertise and sufficiently diverse backgrounds of the Board's overall membership composition;

- the independence of outside directors and other possible conflicts of interest between existing and potential members of the Board; and

- any other factors they consider appropriate.

When considering director nominees, the Nominating and Corporate Governance Committee and the Board of Directors focuses primarily on the information discussed in director individual biographies, personal interviews and recommendations.

The Nominating and Corporate Governance Committee will consider director candidates recommended by our shareholders. Those candidates must be qualified and exhibit the experience and expertise required of the Board's own pool of candidates, as well as have an interest in our business and demonstrate the ability to attend and prepare for Board, committee, and shareholder meetings. Any candidate must provide a written statement, in advance, affirming his or her willingness and interest in serving on the Board. Candidates should represent the interests of all shareholders and not those of a special interest group. The Nominating and Corporate Governance Committee will evaluate candidates recommended by shareholders using the same criteria it uses to evaluate candidates recommended by others as described above. A shareholder that desires to nominate a person for election to the Board of Directors at a meeting of shareholders must follow the specified advance notice requirements and provide the specific information as required by our Articles and British Columbia's Business Corporations Act (BCBCA). See additional information below under "*Shareholder Proposals for 2027 Annual General Meeting of Shareholders.*"

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the rules of the SEC promulgated thereunder and the Nasdaq Listing Rules. We monitor employee and director compliance with our Code of Business Conduct and Ethics through employee and director reporting. Violations may be reported to supervisors, the Chief Financial Officer or, alternatively, to the Chair of the Audit Committee via e-mail. We investigate all reported violations and discipline as appropriate. In the event that any changes are made or any waivers from the provisions of the Code of Business Conduct and Ethics are made, these events would be disclosed on our website or in a Current Report on Form 8-K filed with the SEC within four business days of such event.

Complaint Procedures

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by DiaMedica regarding accounting, internal accounting controls or auditing matters. These procedures provide for the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. Our

personnel with such concerns are encouraged to discuss their concerns with our compliance officer, outside legal counsel or Audit Committee Chair.

Process Regarding Shareholder Communications with Board of Directors

Shareholders may communicate with the Board of Directors or any one particular director by sending correspondence, addressed to DiaMedica's Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305 with an instruction to forward the communication to the Board of Directors or one or more particular directors. DiaMedica's Corporate Secretary will promptly forward all such shareholder communications to the Board of Directors or the one or more particular directors, with the exception of any advertisements, solicitations for periodical or other subscriptions and other similar communications.

Committee Charters and Other Governance Documents

The charters of all four of our standing Board committees and our Corporate Governance Guidelines and Code of Business Conduct and Ethics can be found on the "Investor Relations—Governance" section of our corporate website www.diamedica.com. The Board reviews each of these documents on an annual basis. Printed copies of any of these documents are available upon written request directed to Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of our common stock to file with the SEC reports showing ownership of and changes in ownership of our common stock and other equity securities. Based on a review of reports filed by these reporting persons on the SEC's electronic filing, or EDGAR, system and written representations by our directors and executive officers, we believe that all of our directors, executive officers and greater than 10% owners complied with all filing requirements applicable to them during fiscal 2025, except that (i) Julie Krop filed one late Form 3 and one late Form 4 with respect to one transaction, and (ii) Trill AB and Jan Stahlberg, as the board member and sole owner of Trill AB, filed two late Form 4s with respect to nine and seven transactions, respectively.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, among other insiders. We believe our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Listing Rules of the Nasdaq Stock Market. Our insider trading policy is filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025.

Audit and Non-Audit Fees

The following table presents the aggregate fees billed to us by Baker Tilly US, LLP for the fiscal years ended December 31, 2025 and 2024.

	Fiscal Year Ended December 31,			
	2025		2024	
Audit Fees[a]	$	266,354	$	201,184
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—
Total	$	266,354	$	201,184

(a) These fees consisted of the audit of our annual consolidated financial statements for 2025 and 2024, review of quarterly condensed consolidated financial statements and other services normally provided in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

All services rendered by Baker Tilly US, LLP to DiaMedica were permissible under applicable laws and regulations and all services provided to DiaMedica, other than de minimis non-audit services allowed under applicable law, were approved in advance by the Audit Committee. The Audit Committee's formal written charter requires the Audit Committee to pre-approve all auditing services and permitted non-audit services, including fees for such services, and permits the Audit Committee to establish pre-approval policies and procedures. The Audit Committee has delegated to the Audit Committee Chair the authority to pre-approve certain services up to $25,000.

Report of the Audit Committee

One of the purposes of the Audit Committee is to oversee DiaMedica's accounting and financial reporting processes and the audit of DiaMedica's annual consolidated financial statements. DiaMedica's management is responsible for the preparation and presentation of complete and accurate financial statements. DiaMedica's independent registered public accounting firm, Baker Tilly US, LLP, is responsible for performing an independent audit of DiaMedica's annual consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on their audit.

In performing its oversight role, the Audit Committee has reviewed and discussed DiaMedica's audited consolidated financial statements for the year ended December 31, 2025 with DiaMedica's management. Management represented to the Audit Committee that DiaMedica's financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with Baker Tilly US, LLP the matters required to be discussed under Public Company Accounting Oversight Board standards and Securities and Exchange Commission rules. The Audit Committee has received the written disclosures and the letter from Baker Tilly US, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Baker Tilly US, LLP's communications with the Audit Committee concerning independence. The Audit Committee has discussed with Baker Tilly US, LLP its independence and concluded that the independent registered public accounting firm is independent from DiaMedica and DiaMedica's management.

Based on the review and discussions of the Audit Committee described above, in reliance on the unqualified opinion of Baker Tilly US, LLP regarding DiaMedica's audited consolidated financial statements, and subject to the limitations on the role and responsibilities of the Audit Committee discussed above and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors that DiaMedica's audited consolidated financial statements for the fiscal year ended December 31, 2025 be included in its Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the Securities and Exchange Commission.

James Parsons, Chair
Daniel O'Connor
Charles Semba, M.D.

The information contained in the above Audit Committee report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

DIRECTOR COMPENSATION

Our non-employee directors currently consist of Michael Giuffre, M.D., Richard Kuntz, M.D., M.Sc., Tanya Lewis, Daniel O'Connor, James Parsons and Charles Semba, M.D. We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants to attract and retain qualified candidates to serve on the Board of Directors. In addition, non-employee directors may receive either deferred stock units or restricted stock units in lieu of cash retainers.

Cash Retainers

The following table sets forth the annual cash retainers paid to our non-employee directors during fiscal 2025:

Description	Annual Cash Retainer
Board Member	$ 40,000
Chairman of the Board	30,000
Audit Committee Chair	15,000
Audit Committee Member (Excluding Chair)	7,500
Compensation Committee Chair	10,000
Compensation Committee Member (Excluding Chair)	5,000
Nominating and Corporate Governance Committee Chair	8,000
Nominating and Corporate Governance Committee Member (Excluding Chair)	4,000
Scientific and Clinical Research Committee Chair	8,000
Scientific and Clinical Research Committee Member (Excluding Chair)	4,000

Annual Stock Options

Under the Non-Employee Director Compensation Program, each non-employee director each year is granted a stock option to purchase a number of common shares equal to 0.075% of our outstanding shares and the Chairman of the Board is granted an additional stock option to purchase a number of common shares equal to 0.02% of our outstanding shares, in each case rounding down to the nearest whole share. These annual stock options are granted effective as of June 1st each year. All of these stock options have a term of 10 years, a per share exercise price equal to 100% of the fair market value of a common share on the date of grant, and vest and become exercisable in four equal quarterly installments over one year, and in each case so long as the non-employee director is a director of DiaMedica as of such date. Accordingly, on June 1, 2025, each of our then non-employee directors received an option to purchase 32,162 common shares at an exercise price equal to $4.11 per share and Mr. Parsons as our then Chairman of the Board received an additional 8,577 common shares at an exercise price equal to $4.11 per share. These options expire on May 31, 2035.

Our Non-Employee Director Compensation Program also provides that each new non-employee director will be granted a stock option to purchase a number of common shares equal to 0.15% of our outstanding shares, rounding down to the nearest whole share, effective as of the new director's first day as a director. This initial equity award is in lieu of an annual equity award for the first year of service. This initial stock option has a term of 10 years, a per share exercise price equal to 100% of the fair market value of a common share on the date of grant and vests and becomes exercisable in 12 equal quarterly installments over three years, and in each case so long as the non-employee director is a director of DiaMedica as of such date.

Deferred Stock Units or Restricted Stock Units in Lieu of Annual Cash Retainers

We provide our non-employee directors the opportunity to elect to receive DSUs or RSUs in lieu of up to 100% of their annual cash retainers payable for services to be rendered as a non-employee director, chairman and chair or member of any board committee. Effective as of the first trading day of each year, each non-employee director who elected to receive DSUs or RSUs in lieu of all or a portion of such director's annual cash retainers is be granted a DSU or RSU award under the 2019 Plan or any other shareholder-approved plan covering that number of shares as determined based on the following formula (rounding down to the nearest whole share):

- the aggregate dollar amount of the elected portion of the annual cash retainers that otherwise would have been payable to the non-employee director, divided by

- the 10-trading day average closing sale price of our common shares, as reported by The Nasdaq Capital Market, and as determined on the third trading day prior to the anticipated grant date of the award.

Such DSU and RSU awards vest in four equal quarterly installments, on March 31, June 30, September 30 and December 31, (or prorated from the first date as a director in the case of new directors) in each case so long as the non-employee director is a director of DiaMedica as of such date. DSU awards are settled following a separation from service by such director and RSU awards are settled immediately upon vesting or, if earlier, the death of the director.

If a non-employee director who elected to receive a DSU or RSU award in lieu of all or a portion of such director's annual cash retainers is no longer a director of DiaMedica before such director's interest in all of the shares underlying the DSU or RSU award have vested, the director will forfeit his or her rights to receive all of such unvested shares on the day his or her status as a director of DiaMedica terminates. However, shares underlying the DSU or RSU award corresponding to the elected cash retainers for such quarter in which the director's status changed will vest ratably for such quarter based on the number of days of service as a director of DiaMedica during such quarter.

Director Compensation Table

The table below provides summary information concerning the compensation of each individual who served as a director of DiaMedica during the fiscal year ended December 31, 2025, other than Rick Pauls, our President and Chief Executive Officer, who was not compensated separately for serving on the Board of Directors during fiscal 2025. His compensation for serving as an executive officer is set forth under "*Executive Compensation—Summary Compensation Table.*"

Name	Fees Earned or Paid in Cash[a]	Option Awards[b][c]	Stock Awards[d][e]	All Other Compensation[f]	Total
Michael Giuffre, M.D.	$ 58,000	$ 88,574	$ 1,844	$ —	$ 148,418
Richard Kuntz, M.D.	53,000	88,574	1,687	—	143,261
Tanya Lewis	53,000	88,574	—	—	141,574
James Parsons	85,000	112,195	2,703	—	199,898
Daniel O'Connor	56,104	302,169	—	—	358,273
Charles Semba, M.D.	56,500	88,574	898	—	145,972

(a) The following directors elected to receive DSUs or RSUs in exchange for all or part of their cash retainers: Dr. Giuffre ($58,000 was paid in the form of 10,861 DSUs); Dr. Kuntz ($53,000 was paid in the form of 9,925 RSUs); Mr. Parsons ($85,000 was paid in the form of 15,917 DSUs) and Dr. Semba ($28,250 was paid in the form of 5,290 RSUs).

(b) Amounts reflect the grant date fair value for option awards granted to each non-employee director computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718.

(c) The following current directors held the following option awards as of December 31, 2025: Dr. Giuffre (32,162 options); Dr. Kuntz (32,162 options); Ms. Lewis (32,162 options); Mr. Parsons (40,739 options); Mr. O'Connor (64,242 options) and Dr. Semba (32,162 options).

(d) Represents the difference between the grant date fair value of the DSUs or RSUs received by the director, using the grant date fair value of $5.51 per underlying share, and the dollar amount of retainers elected to be received in DSUs or RSUs, calculated using the average stock price of $5.34 per share as determined under the terms of our non-employee director compensation plan.

(e) The following current directors held the following unvested stock awards (all in the form of DSUs) as of December 31, 2025: Dr. Giuffre (DSU – 99,162); Dr. Kuntz (0); Ms. Lewis (0); Mr. Parsons (73,604); Mr. O'Connor (0) and Dr. Semba (0).

(f) We do not provide perquisite and other personal benefits to our non-employee directors.

Director Indemnification

Our Articles provide that, subject to the BCBCA, we will indemnify a director or a former director (each an "eligible party") and his or her heirs and legal representatives, against all eligible penalties to which such person is liable. DiaMedica must pay the expenses actually and reasonably incurred by such person in respect of any eligible proceeding either as they are incurred in advance of the final disposition of the proceeding or after the final disposition of a proceeding. Our Articles define an "eligible penalty" as a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. Our Articles define an "eligible proceeding" as a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of DiaMedica: (i) is or may be joined as a party; or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

We entered into indemnification agreements with all of our directors, which are nearly identical to the indemnification agreements with our executive officers as described under "*Executive Compensation—Executive Compensation Overview— Indemnification Agreements.*"

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (Securities Act) may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

This section describes the compensation of the executive officers named in the Summary Compensation Table on page 46, which individuals consist of our President and Chief Executive Officer and the two most highly compensated executive officers for the year ended December 31, 2025:

- Rick Pauls, our President and Chief Executive Officer (CEO);

- Julie Krop, M.D., our Chief Medical Officer (CMO), effective August 11, 2025; and

- Scott Kellen, our Chief Financial Officer and Corporate Secretary (CFO).

These executive officers are collectively referred to as our named executive officers, or NEOs.

When reading this Executive Compensation Overview, please note we are a smaller reporting company and are not required to provide a "*Compensation Discussion and Analysis*" of the type required by Item 402 of SEC Regulation S-K. This Executive Compensation Overview is intended to supplement the SEC-required disclosure, which is included in this section, and it is not a *Compensation Discussion and Analysis*.

Compensation Philosophy

The Compensation Committee generally targets executive compensation at the 50th percentile of our peer group, as discussed below under "—*Elements of Our Executive Compensation Program.*"

Use of Market Data

We strive to compensate our executive officers competitively relative to other companies that are similar to us in market capitalization, revenue, number of employees and stage of clinical development. To ensure reasonableness and competitiveness of our executive compensation packages relative to our peer companies, the Compensation Committee evaluates our peer group with the aid of our independent compensation consultant and with input from management.

The peer group used to help determine 2025 compensation was approved by the Compensation Committee in December 2024 and includes the following 18 companies:

Acumen Pharmaceuticals, Inc.	Alto Neuroscience, Inc.	Anavex Life Sciences Corp.
Annovis Bio, Inc.	Applied Therapeutics, Inc.	Clene Inc.
Fulcrum Therapeutics, Inc.	Galectin Therapeutics Inc.	Gossamer Bio, Inc.
Immunic, Inc.	Inozyme Pharma, Inc.	Lineage Cell Therapeutics, Inc.
MediciNova, Inc.	Mineralys Therapeutics, Inc.	Ovid Therapeutics Inc
PepGen Inc.	Tourmaline Bio, Inc.	Vigil Neuroscience, Inc.

Data from this peer group, therefore, was considered in the compensation benchmarking process as one input in helping us determine appropriate pay levels for our executives.

Use of Consultants

The Compensation Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities, and prior to doing so, assesses the independence of such experts and advisors from management. The Compensation Committee has retained Alpine Rewards, LLC to conduct executive officer and non-employee director compensation analyses every other year. Alpine Rewards, LLC did not provide any services to our Company other than those for which it was retained by the Compensation Committee.

Elements of Our Executive Compensation Program

During 2025, our executive compensation program consisted of several key elements, which are described in the table below, along with the key characteristics of, and the purpose for, each element and key 2025 changes.

Element	Key Characteristics	Purpose	Key 2025 Changes
Base Salary *(Fixed, Cash)*	A fixed amount, paid in cash periodically throughout the year and reviewed annually and, if appropriate, adjusted.	Provides source of fixed income that is market competitive and reflects scope and responsibility of the position held.	Our CEO and CFO each received a base salary increase of 10%. Our CMO joined in August 2025 with an initial annual base salary of $525,000.
Short-Term Incentive (STI) *(Variable, Cash)*	A variable, short-term element of compensation that is payable in cash based on achievement of key pre-established annual corporate objectives, and for certain executives, individual goals.	Motivates and rewards our executives for achievement of annual corporate and other objectives.	Target incentive payout for 2025 was 50% of base salary for CEO and 40% of base salary for CFO, both unchanged from last year. Target incentive payout for our new CMO was 40% of base salary.
Long-Term Incentives (LTI) *(Variable, Equity-Based Awards)*	A variable, long-term element of compensation that is provided in the form of time-vested stock option awards.	Aligns the interests of our executives with our shareholders; encourages our executives to focus on our long-term performance; promotes retention; and encourages significant share ownership.	NEOs received stock option awards, with 25% vesting on one-year anniversary of grant date and remaining 75% vesting in 12 equal quarterly installments thereafter. The awards for our CEO and CFO were annual awards; whereas, the award for our CMO was a new hire award.
Retirement Benefits	A 401(k) plan with a discretionary company match.	Provides an opportunity for employees to save and prepare financially for retirement.	No changes.

We describe each key element of our executive compensation program in more detail in the following pages, along with the compensation decisions made in 2025. The compensation paid to our named executive officers is governed, in part, by written employment agreements with them, which are described below under "—*Employment Agreements*." The named executive officers also have termination and change in control benefits as set forth in their respective employment agreements. See "—*Post-Termination Severance and Change in Control Arrangements*."

Pay for Performance and Pay Mix

We seek to motivate management to achieve corporate objectives and increase shareholder value through incentive plans that reward higher performance with increased incentive payouts and hold management accountable for performance that falls below targeted levels by paying reduced or no incentive payouts. Accordingly, in general, our executive compensation program emphasizes variable at-risk pay elements as a significant portion of each executive's total compensation package.

The breakdown of variable at-risk pay (broken out between target short-term incentives and actual long-term incentives) compared to fixed pay (i.e., base salary) reported for 2025 in the Summary Compensation Table for our CEO and the average for our other named executive officers is as follows:



2025 CEO Pay Mix
Long-Term Incentive (variable, at risk), 61%
Base Salary (fixed, not at risk), 24%
Short-Term Incentive (variable, at risk), 15%
Performance Based 76%

2025 Other NEO Pay Mix
Long-Term Incentive (variable, at risk), 60%
Base Salary (fixed, not at risk), 30%
Short-Term Incentive (variable, at risk), 10%
Performance Based 70%

Base Salary

We provide a base salary for our named executive officers, which is a fixed and constant form of compensation. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year. The base salaries set for our named executive officers are intended to provide a steady income regardless of share price performance, allowing executives to focus on both near-term and long-term goals and objectives without undue reliance on short-term share price performance or market fluctuations.

We initially fix base salaries for our executives at a level that we believe enables us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. The Compensation Committee reviews and approves any increases in base salaries for our named executive officers.

The base salaries for our named executive officers for the last two fiscal years were as follows:

Name	2025	2024	% Change
Rick Pauls	$ 660,000	$ 600,000	+10%
Julie Krop	525,000	—	N/A
Scott Kellen	418,000	380,000	+10%

In March 2025, the Compensation Committee approved base salary increases of approximately 10% for each of our CEO and CFO. Our CMO was appointed in August 2025. The base salary increases for our CEO and CFO were intended to provide for cost-of-living adjustments and bring their base salaries closer to our target positioning in our peer group.

Annual Short-Term Incentive Compensation

In addition to base compensation, we provide our named executive officers the opportunity to earn short-term incentive (STI) compensation based on the achievement of certain annual corporate and individual performance goals. Our STI program directly aligns the interests of our executive officers and shareholders by providing an incentive for the achievement of key corporate and individual performance objectives that are critical to the success of our Company and linking a significant portion of each executive's annual compensation to the achievement of such objectives.

Under the 2025 STI program, each named executive officer had a target incentive payout that was a percentage of their base salary.

2025 STI payouts were based primarily on corporate objectives, which had a 75% weighting, and to a lesser extent, individual objectives, which had a 25% weighting. The corporate objectives related to our ReMEDy2 trial, our preeclampsia program, manufacturing, and raising additional capital, and were determined by the Compensation Committee to have been achieved at 100.0% of target. The individual objectives varied by executive and related to developing people and organization, evidence development for our product candidate DM199, accounting and financial reporting, regulatory and business development. The individual objectives were determined by the Compensation Committee to have been achieved at 100-150% of target for our CEO, CMO and CFO. 2025 individual performance payouts reflected recognition for each NEOs significant contributions to advancing the Company's preeclampsia program and the recent expansion in analyst coverage for DiaMedica.

The following sets forth each executive's target bonus opportunity and actual STI payout for 2025:

Officer Name and Position	2025 Base Salary	Target		2025 Actual Payout	
		% Base Salary	Dollars	% Target	Dollars
Rick Pauls	$ 660,000	50%	$ 330,000	125%	$ 412,500
Julie Krop, M.D.[a]	198,979	40%	79,592	100%	79,592
Scott Kellen	418,000	40%	167,200	110%	183,920

(a) Dr. Krop's 2025 base salary, target bonus opportunity and actual payout were prorated to reflect days of service after her August 11, 2025 start date.

Long-Term Equity-Based Incentive Compensation

The long-term equity-based incentive compensation component consists of stock options granted under the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan, and in the case of certain new hire grants, under the DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan. Long-term equity-based incentives are intended to comprise a significant portion of each executive's compensation package, consistent with our executive compensation objective to align the interests of our executives with the interests of our shareholders.

The Compensation Committee believes that stock options effectively incentivize executives to maximize Company performance over the long-term, as the value of awards is directly tied to an appreciation in the value of our common shares. Stock options also provide an effective retention mechanism because of vesting provisions. An important objective of our long-term equity-based incentive program is to strengthen the relationship between the long-term value of our common shares and the potential financial gain for our executives. Stock options provide recipients with the opportunity to purchase our common shares at a price fixed on the grant date regardless of future market price. Because stock options become valuable only if the share price increases above the exercise price and the option holder remains employed during the period required for the option to vest, they provide an incentive for an executive to remain employed. In addition, stock options link a portion of an executive's compensation to the interests of our shareholders by providing an incentive to achieve corporate goals and increase the market price of our common shares over time.

The table below sets forth the stock options that we granted to our named executive officers in 2025, which options vest with respect to 25% of the underlying common shares on the one-year anniversary of the grant date, and with respect to the remaining 75% of the underlying common shares in 12 as nearly equal as possible quarterly installments commencing after the one-year anniversary of the grant date:

Named Executive Officer	Grant Date	Shares Underlying Options (#)	Exercise Price Per Share ($)
Rick Pauls	6/1/2025	600,000	4.11
Julie Krop	8/11/2025	450,000	4.58
Scott Kellen	6/1/2025	225,000	4.11

The stock options expire after ten years. The number of stock options granted to our executives was determined based on a percent of outstanding Company common shares analysis as opposed to a value analysis. Dr. Krop's option grant reflected a new hire grant, which typically includes a greater number of shares than an individual's annual equity award.

Grants of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We maintain an equity grant policy that provides guidance for the orderly granting of both annual and new hire equity awards. Consistent with our annual compensation cycle, the Compensation Committee has historically granted annual equity awards to our executive officers in June. As a result of the policy, the approximate dates for awards are often known up to a year in advance. The timing of any equity awards to executive officers in connection with new hires, promotions, or other nonroutine awards is tied to the event giving rise to the award (such as an executive officer's commencement of employment or promotion effective date). In any case, the final timing of equity awards remains subject to sufficient available shares under our applicable equity incentive plans.

The timing of equity award grants is determined independently of the release of any material nonpublic information, and we do not time the disclosure of material nonpublic information for the purpose of increasing the value of equity-based compensation. Accordingly, our equity grant policy provides that to the extent practicable, the Compensation Committee will not grant stock options or other equity-based incentive awards in the period beginning four business days before the filing of a periodic report on Form 10-Q or Form 10-K or the filing or furnishing of a current report on Form 8-K that discloses material nonpublic information (other than a current report on Form 8-K disclosing a material new option award grant under Item 5.02(e) of that form), and ending one business day after the filing or furnishing of such report.

All Other Compensation

It is our policy not to extend perquisites to our executives that are not available to our employees generally. Our executives receive benefits that are also received by our other employees, including participation in the DiaMedica USA, Inc. 401(k) Plan and health, dental, disability and life insurance benefits.

Employment Agreements

We typically enter into employment agreements with our executive officers, which provide for an annual base salary, subject to periodic reviews, incentive-based compensation, equity-based compensation and benefits, in each case as determined by the Board of Directors (or a committee thereof) from time to time. The agreements contain standard confidentiality, non-competition, non-solicitation and assignment of intellectual property provisions. The agreements also contain standard severance and change in control provisions which are described under "—*Post-Termination Severance and Change in Control Arrangements.*"

Post Termination Severance and Change in Control Arrangements

Severance Arrangements. Under the terms of the employment agreements with each of our executive officers, if we terminate the executive's employment without "cause", the executive will be entitled to: (i) salary continuation payments for 12 months in the case of Mr. Pauls and nine months in the case of each of the other executives, (ii) Consolidated Omnibus Budget Reconciliation Act (COBRA) premium reimbursement during the salary continuation period, (iii) a pro rata portion of the executive's target annual bonus for the year of termination, and (iv) immediate acceleration of the executive's outstanding equity awards. These severance benefits are subject to the executive executing a separation agreement and release of claims. "Cause" is defined in the employment agreements as: (i) gross negligence or willful failure to perform the executive's duties and responsibilities to DiaMedica; (ii) commission of any act of fraud, theft, embezzlement, financial dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to DiaMedica; (iii) conviction of, or pleading guilty or nolo contendere to, any felony or a lesser crime involving dishonesty or moral turpitude; (iv) material breach by the executive of any of their obligations under the agreement or any written agreement or covenant with DiaMedica, including the policies adopted from time to time by DiaMedica applicable to all executives, that has not been cured within 30 days of notice of such breach; or (v) termination of the employment of the executive in connection with a liquidation, dissolution or winding down of DiaMedica. We believe that the form and amount of these severance benefits are fair and reasonable to both DiaMedica and our executives. The Compensation Committee reviews our severance arrangements periodically to ensure that they remain necessary and appropriate.

Change in Control Arrangements. To encourage continuity, stability and retention when considering the potential disruptive impact of an actual or potential corporate transaction, we have established change in control arrangements, including provisions in the 2019 Plan and executive employment agreements. These arrangements are designed to incentivize our executives to remain with our Company in the event of a change in control or potential change in control.

Under the terms of the 2019 Plan, subject to the terms of the applicable award agreement or an individual agreement between DiaMedica and a participant, upon a change in control (as defined in the 2019 Plan, as described in Proposal Four), the Board of Directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. The Board of Directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our common shares subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Under the terms of the employment agreements, if we terminate the executive's employment without "cause" or the executive terminates their employment with "good reason" in connection with or within 12 months after a "change in control," the executive will be entitled to: (i) salary continuation payments for 18 months in the case of Mr. Pauls and 12 months in the case of each of the other executives, (ii) COBRA premium reimbursement during the salary continuation period, (iii) a pro rata portion of their target annual bonus for the year of termination, and (iv) immediate acceleration of all of their outstanding equity awards. These severance benefits are subject to the executive executing a separation agreement and release of claims.

"Good reason" is defined in the employment agreements as the executive's resignation within 30 days following the expiration of any cure period following the occurrence of one or more of the following, without the executive's express written consent: (i) a material reduction of the executive's duties, authority, reporting level, or responsibilities, relative to their duties, authority, reporting level, or responsibilities in effect immediately prior to such change in control; (ii) a material reduction in the executive's base compensation; or (iii) DiaMedica's requiring of the executive to change the principal location at which the executive is to perform services by more than 50 miles.

"Change in control" is defined in the employment agreements as the occurrence of any of the following: (i) the acquisition, other than from us, by any individual, entity or group of beneficial ownership of 50% or more of either our then outstanding common shares or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; (ii) the consummation of a reorganization, merger or consolidation of DiaMedica, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of our common shares

and voting securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, of then outstanding common shares and the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation; or (iii) the sale or other disposition of all or substantially all of our assets.

We believe these change in control arrangements are an important part of our executive compensation program in part because they mitigate some of the risk for executives working in a smaller company where there is a meaningful risk that DiaMedica may be acquired. Change in control benefits are intended to attract and retain qualified executives who, absent these arrangements and in anticipation of a possible change in control of our Company, might consider seeking employment alternatives to be less risky than remaining with our Company through the transaction. We believe that the form and amount of these change in control benefits are fair and reasonable to both our Company and our executives. The Compensation Committee periodically reviews our change in control arrangements to ensure that they remain necessary and appropriate.

Clawback Policy

We maintain a clawback policy that provides for a mandatory clawback of incentive compensation paid to current and former executives under certain circumstances in the event a financial metric used to determine the vesting or payment of incentive compensation to an executive was calculated incorrectly and resulted in a financial restatement. This policy complies with applicable SEC and Nasdaq rules.

Executive Indemnification Agreements

We have entered into indemnification agreements with all of our executive officers. The indemnification agreements are governed exclusively by and construed according to the substantive laws of the BCBCA, without regard to conflicts-of-laws principles that would require the application of any other law, and provide, among other things, for indemnification, to the fullest extent permitted by law and our Articles, against any and all expenses (including attorneys' fees) and liabilities, judgments, fines and amounts paid in settlement that are paid or incurred by the executive or on his or her behalf in connection with such action, suit or proceeding. We will be obligated to pay these amounts only if the executive acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our Company and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The indemnification agreements provide that the executive will not be indemnified and expenses advanced with respect to an action, suit or proceeding initiated by the executive unless (i) so authorized or consented to by the Board of Directors or DiaMedica has joined in such action, suit or proceeding or (ii) the action, suit or proceeding is one to enforce the executive's rights under the indemnification agreement. Our indemnification and expense advance obligations are subject to the condition that an appropriate person or body not party to the particular action, suit or proceeding shall not have determined that the executive is not permitted to be indemnified under applicable law. The indemnification agreements also set forth procedures that apply in the event an executive requests indemnification or an expense advance.

Summary Compensation Table

The table below provides summary information concerning all compensation awarded to, earned by or paid to our named executive officers during our 2025 and 2024 fiscal years. Mr. Pauls did not receive any compensation related to his role as a director.

Name and Principal Position	Year	Salary ($)	Option Awards[a] ($)	Non-Equity Incentive Plan Compensation[b] ($)	All Other Compensation[c] ($)	Total ($)
Rick Pauls	2025	645,000	1,652,400	412,500	17,450	2,727,350
President and Chief Executive Officer	2024	593,250	633,510	306,975	17,250	1,550,985
Julie Krop, M.D.[d]	2025	198,980	1,421,100	79,592	7,891	1,707,563
Chief Medical Officer						
Scott Kellen	2025	408,500	619,650	183,920	17,450	1,229,520
Chief Financial Officer and Secretary	2024	374,250	274,521	147,934	17,250	813,955

(a) Amounts reflect the grant-date fair value of stock options granted during the applicable year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The grant date fair value is determined based on the Black-Scholes option pricing model. The following table summarizes forth the assumptions used in the valuation of each such option award:

Grant Date	Grant Date Fair Value Per Share	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
06/01/2025	$ 4.11	3.97%	5.43 years	77.1%	0%
08/11/2025	$ 4.58	3.84%	5.44 years	80.82%	0%

(b) Amounts reported represent awards earned for that year under our annual short-term incentive plan but paid during the following year. See "—*Executive Compensation Overview—Annual Short-Term Incentive Compensation.*"

(c) The amounts shown in the "All Other Compensation" column for fiscal 2025 include the following with respect to each named executive officer:

Name	401(k) Match	HSA Contribution	Total
Rick Pauls	$ 14,000	$ 3,450	$ 17,450
Julie Krop	7,891	—	7,891
Scott Kellen	14,000	3,450	17,450

(d) Dr. Krop joined the company as Chief Medical Officer effective August 11, 2025.

Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each named executive officer, information regarding outstanding equity awards held as of December 31, 2025.

		Option Awards[a]			
		Number of Securities Underlying Unexercised Options (#)		Option Exercise	Option
		Exercisable	Unexercisable	Price ($)	Expiration Date[b]
Rick Pauls	11/28/2016	42,500	–	3.80[c]	11/28/2026
	6/19/2017	42,500	–	4.67[c]	6/19/2027
	4/17/2018	33,500	–	8.18[c]	4/17/2028
	6/24/2019	264,000	–	4.60	6/23/2029
	6/1/2020	56,000	–	4.64	5/31/2030
	7/28/2021	175,000	–	5.00	7/27/2031
	6/1/2022	154,876	22,124[d]	2.45	5/31/2032
	6/1/2023	113,125	67,875[e]	2.73	5/31/2033
	6/1/2024	112,500	187,500[e]	2.90	5/31/2034
	6/1/2025	–	600,000[e]	4.11	5/31/2035
Julie Krop	8/11/2025	–	450,000[e]	4.58	8/10/2035
Scott Kellen	4/17/2018	50,250	–	8.18[c]	4/17/2028
	6/24/2019	99,750	–	4.60	6/23/2029
	6/1/2020	35,000	–	4.64	5/31/2030
	7/28/2021	60,000	–	5.00	7/27/2031
	6/1/2022	52,500	7,500[d]	2.45	5/31/2032
	6/1/2023	41,875	25,125[e]	2.73	5/31/2033
	6/1/2024	48,750	81,250[e]	2.90	5/31/2034
	6/1/2025	–	225,000[e]	4.11	5/31/2035

(a) All reported options are scheduled to vest incrementally, with vesting eligible for acceleration under specified circumstances, including if the recipient's employment or service relationship with our Company is involuntarily terminated.

(b) Exercise price expressed in Canadian Dollars. Represents U.S. Dollar value as of December 31, 2025.

(c) All stock options reported have a 10-year term but may terminate earlier if the recipient's employment or service relationship with our Company terminates.

(d) Eligible to vest with respect to 25% of the shares on the first anniversary of the grant date and the remaining 75% of the shares monthly in 36 substantially equal increments over the following three years commencing on the 15-month anniversary of the grant date.

(e) Eligible to vest with respect to 25% of the shares on the first anniversary of the grant date and the remaining 75% of the shares quarterly in 12 equal increments over the following three years commencing on the 15-month anniversary of the grant date.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of SEC Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" to our named executive officers, within the meaning of such rules, and certain financial performance measures of our Company.

The table below provides information regarding compensation actually paid ("CAP") to our PEO (our CEO), and the average compensation actually paid to our other non-PEO named executive officers, during each of the past three fiscal years, as well as total shareholder return and net income (loss) for each of the past three fiscal years.

Year	Summary Compensation Table Total for PEO[a]	Compensation Actually Paid to PEO[b]	Average Summary Compensation Table Total for Other NEOs[c]	Average Compensation Actually Paid to Other NEOs[b]	Value of Initial Fixed $100 Investment Based on TSR[d]	Net Income (Loss)[e] (million $)
2025	$2,727,350	$5,277,304	$1,468,542	$2,464,052	$504	(32,766)
2024	1,550,985	2,441,991	994,133	1,381,183	344	(24,444)
2023	1,215,161	1,424,344	587,222	707,892	180	(19,381)

(a) Rick Pauls was our only principal executive officer for all years presented.

(b) SEC rules require certain adjustments be made to the Summary Compensation Table ("SCT") totals to determine CAP as reported in the Pay Versus Performance Table. CAP amounts do not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. A reconciliation of the SCT totals to CAP to our PEO and our Other NEOs (as an average) is shown below. Our NEOs do not participate in a pension plan; therefore, no adjustment from the SCT totals related to pension values were made for any periods presented.

	2025	
Adjustments	PEO	Average of Other NEOs
Total Compensation from SCT	**2,727,350**	**1,468,542**
Subtract SCT amounts for stock and option awards	(1,652,400)	(1,020,375)
Add fair value at year-end of awards granted during the covered fiscal year that are outstanding and unvested at year-end	3,619,877	1,897,408
+/- Difference between fair value of awards from the end of the prior fiscal year to the end of the covered fiscal year for awards granted in any prior fiscal year that are outstanding and unvested at the end of the covered fiscal year	608,898	124,733
+/- Change in fair value from the end of the prior fiscal year to the vesting date for awards granted in any prior fiscal year which vested during the covered fiscal year	(26,421)	(6,256)
Subtract fair value at end of prior fiscal year for awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year	–	–
Compensation Actually Paid	**5,277,304**	**2,464,052**

(c) Our NEOs (other than PEO) were Dr. Krop and Mr. Kellen for 2025; Dr. Masuoka and Mr. Kellen for 2024; and Mr. Kellen, Julie Daves, and Kirsten Gruis, M.D. for 2023.

(d) Total shareholder return is calculated based on a fixed investment of one hundred dollars measured from the market close on December 30, 2022 (the last trading day of fiscal 2022) through and including the end of each fiscal year reported in the table.

(e) Amounts reported represent the amount of GAAP net income or loss reflected in our audited consolidated financial statements for the applicable year and is presented in thousands.

Pay Versus Performance Relationship

In accordance with Item 402(v) of SEC Regulation S-K, we are providing the charts shown below, which present a graphical comparison of CAP to our PEO and the average CAP to our non-PEO named executive officers set forth in the Pay Versus Performance Table above, as compared against our total shareholder return (TSR) and net income (loss).

As demonstrated by the following graphs, there is a high degree of correlation between the amount of compensation actually paid to our NEOs and our cumulative TSR over the three years presented in the table. The alignment of compensation actually paid with our cumulative TSR over the period presented is because a significant portion of the compensation actually paid to our NEOs is comprised of equity awards, the value of which is driven by our share price.



As a clinical-stage company we have incurred substantial losses since our inception and expect to continue to incur substantial losses for at least two or three years. Accordingly, we do not seek to achieve direct alignment between Compensation Actually Paid to our named executive officers and net income (loss).

The information contained in the "Pay Versus Performance Disclosure" section above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Equity Compensation Plan Information

The following table summarizes outstanding options and other awards under our equity compensation plans as of December 31, 2025.

Plan Category	Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[a] ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[b] (#)
Equity compensation plans approved by security holders	5,939,369[c]	3.89	948,666
Equity compensation plans not approved by security holders[d]	1,100,000	5.29	653,125
Total	7,039,369	4.11	1,601,791

(a) Calculation excludes 164,770 shares subject to DSU awards under the 2019 Plan and 9,745 shares subject to DSU awards under the DSU Plan because they do not have an exercise price.

(b) Amount includes 948,666 shares remaining available for future issuance under the 2019 Plan and 653,125 remaining available for future issuance under the Inducement Plan.

(c) Amount includes 5,402,444 common shares issuable upon the exercise of stock options and 164,770 common shares issuable upon the settlement of DSU awards outstanding under the 2019 Plan, 362,410 common shares issuable upon the exercise of stock options under the Prior Plan and 9,745 common shares issuable under the DSU Plan.

(d) On December 3, 2021, the Board adopted Inducement Plan to facilitate the granting of equity awards as an inducement material to new employees joining the Company. The Inducement Plan was adopted without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4) and is administered by the Compensation Committee of the Board of Directors. The Board reserved 1,000,000 common shares of the Company for issuance under the Inducement Plan, which permits the grant of non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other share-based awards, to eligible recipients. The only persons eligible to receive awards under the Inducement Plan are individuals who are new employees and satisfy the standards for inducement grants under Nasdaq Listing Rule 5635(c)(4) or 5635(c)(3), as applicable. Also on December 3, 2021, the Compensation Committee adopted a form of notice of option grant and option award agreement for use under the Inducement Plan, which contains terms substantially identical to the form of notice of option grant and option award agreement for use under the shareholder-approved 2019 Plan. The Inducement Plan has a term of 10 years. The share reserve under the Inducement Plan may be increased at the discretion of and approval by the Board and, on July 31, 2025, the Board increased the number of common shares reserved for issuance under the plan to 2,000,000. As of December 31, 2025, 1,100,000 option awards were outstanding under the Inducement Plan.

Anti-Hedging and Pledging Policy

DiaMedica has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if officers, directors and employees engage in certain types of transactions in DiaMedica's securities that hedge or offset, or are designed to hedge or offset, any decrease in the market value of DiaMedica's equity securities. Therefore, DiaMedica's Insider Trading Policy provides that officers, directors and employees must comply with the following policies with respect to certain transactions in DiaMedica's securities:

- *Short Sales*. Short sales of DiaMedica's securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in DiaMedica or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve DiaMedica's performance. For these reasons, short sales of DiaMedica's securities are prohibited.

- *Publicly Traded Options*. A transaction in options is, in effect, a bet on the short-term movement of DiaMedica's common shares and therefore creates the appearance that an officer, director or employee is trading based on inside information. Transactions in options also may focus an officer's, director's or employee's attention on short-term performance at the expense of DiaMedica's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving DiaMedica's equity securities, on an exchange or in any other organized market, are prohibited.

- *Hedging Transactions*. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an officer, director or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the officer, director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the officer, director or employee may no longer have the same objectives as DiaMedica's other shareholders. Therefore, such transactions involving DiaMedica's equity securities are prohibited.

- *Purchases of DiaMedica's Securities on Margin; Pledging DiaMedica's Securities to Secure Margin or Other Loans*. Purchasing on margin means borrowing from a brokerage firm, bank or other entity in order to purchase DiaMedica's securities (other than in connection with a cashless exercise of stock options through a broker under DiaMedica's equity plans). Margin purchases of DiaMedica's securities are prohibited. Pledging DiaMedica's securities as collateral to secure loans is also prohibited. This prohibition means, among other things, that directors, officers and employees cannot hold DiaMedica's securities in a "margin account."

The information contained in this "Anti-Hedging and Pledging Policy" section shall not be deemed to be "soliciting material" or to be "filed" with the SEC, or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

Related Party Transactions Disclosure

Below is a description of transactions that have occurred during the past two fiscal years, or any currently proposed transactions, to which we were or are a participant and in which:

- the amounts involved exceeded or will exceed the lesser of: $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
- a related person (including any director, director nominee, executive officer, holder of more than five percent of our common shares or any member of their immediate family) had or will have a direct or indirect material interest.

Stock Purchases

On June 25, 2024, we issued and sold an aggregate 4,720,000 common shares pursuant to a securities purchase agreement at a purchase price of $2.50 per share in a private placement. As a result of the offering, we received gross proceeds of $11.8 million, which resulted in net proceeds to us of approximately $11.7 million, after deducting the offering expenses. The following beneficial owners of more than five percent of our common shares participated in the private placement:

Beneficial Owner	Total Purchase Price	Common Shares Purchased
TomEnterprise AB	$ 3,000,000	1,200,000
Trill AB	3,000,000	1,200,000

In connection with the June 2024 private placement, we entered into a registration rights agreement with the investors pursuant to which we agreed to file with the SEC a registration statement registering the resale of the shares sold in the June 2024 private placement. This resale registration statement was filed with the SEC on July 10, 2024 and declared effective by the SEC on July 18, 2024. Under the terms of the registration rights agreement, we agreed to keep this resale registration statement effective at all times until the shares are no longer considered "Registrable Securities" under the registration rights agreement and if we fail to keep the resale registration statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the investors in an amount of up to 10% of the invested capital, excluding interest. We also agreed, among other things, to indemnify the selling holders under the resale registration statement from certain liabilities and to pay all fees and expenses incident to our performance of or compliance with the registration rights agreement.

Indemnification Agreements

We are party to indemnification agreements with all of our directors and executive officers. The indemnification agreements provide, among other things, for indemnification, to the fullest extent permitted by law and our Articles, against any and all expenses (including attorneys' fees) and liabilities, judgments, fines and amounts paid in settlement that are paid or incurred by the executive or on his or her behalf in connection with such action, suit or proceeding. The indemnification agreements also set forth procedures that apply in the event an executive requests indemnification or an expense advance.

DiaMedica has not identified any arrangements or agreements relating to compensation provided by a third party to DiaMedica's directors or director nominees in connection with their candidacy or board service as required to be disclosed pursuant to Nasdaq Rule 5250(b)(3).

Policies and Procedures for Related Party Transactions

The Board of Directors has delegated to the Audit Committee, pursuant to the terms of a written policy and the formal written charter of the Audit Committee, the authority to review, approve and ratify related party transactions. If it is not feasible for the Audit Committee to take an action with respect to a proposed related party transaction, the Board of Directors or another committee, may approve or ratify it. No member of the Board of Directors or any committee may participate in any review, consideration or approval of any related party transaction with respect to which such member or any of his or her immediate family members is the related party.

Our policy defines a "related party transaction" as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries and affiliates) were, are or will be a participant and in which any related party had, has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10 percent beneficial owner of another entity).

Prior to entering into or amending any related party transaction, the party involved must provide notice to our Chief Financial Officer of the facts and circumstances of the proposed transaction, including:

- the related party's relationship to us and his or her interest in the transaction;

- the material facts of the proposed related party transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved;

- the purpose and benefits of the proposed related party transaction with respect to us;

- if applicable, the availability of other sources of comparable products or services; and

- an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the Chief Financial Officer determines the proposed transaction is a related party transaction in which the amount involved will or may be expected to exceed $10,000 in any calendar year, the proposed transaction will be submitted to the Audit Committee for consideration. In determining whether to approve a proposed related party transaction, the Audit Committee, or where submitted to the Chair of the Audit Committee, the Chair of the Audit Committee, will consider, among other things, the following:

- the purpose of the transaction;

- the benefits of the transaction to us;

- the impact on a director's independence in the event the related party is a non-employee director, an immediate family member of a non-employee director or an entity in which a non-employee director is a partner, shareholder or executive officer;

- the availability of other sources for comparable products or services;

- the terms of the transaction; and

- the terms available to unrelated third parties or to employees generally.

Under our policy, certain related party transactions as defined under our policy will be deemed to be pre-approved by the Audit Committee and will not be subject to these procedures.

SHAREHOLDER PROPOSALS
FOR THE NEXT ANNUAL GENERAL MEETING

Shareholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the Company's proxy materials relating to its 2027 Annual General Meeting of Shareholders must submit their proposals so that they are received by us at our principal executive offices no later than the close of business on December 2, 2026, unless the date of the 2027 Annual General Meeting of Shareholders is delayed by more than 30 calendar days. The proposals must satisfy the requirements of the proxy rules promulgated by the SEC. Submission of any such proposal does not guarantee its inclusion in the Company's proxy materials.

Any other shareholder proposals to be presented at the 2027 Annual General Meeting of Shareholders (other than a director nomination) must be given in writing to our Corporate Secretary and must be delivered to or mailed and received at our registered office no later than the close of business on February 20, 2027, which is the date that is three months before the anniversary of the previous year's annual reference date. Any such proposal must satisfy the requirements of the BCBCA. Subject to the BCBCA, a registered owner or beneficial owner of one or more shares that carry the right to vote at general meetings and who has been a registered owner or beneficial owner of one or more such shares for an uninterrupted period of at least two years may submit to us a notice of any matter that the person wishes to have considered at our next annual general meeting.

A shareholder wishing to nominate a candidate for election to the Board of Directors at the 2027 Annual General Meeting of Shareholders must give notice to our Chief Executive Officer at our principal executive offices at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, or our registered office no earlier than January 20, 2027 (120 days prior to the one-year anniversary of the Annual Meeting) and not later than 5:00 p.m. (CDT) on February 19, 2027 (90 days prior to the one-year anniversary of the Annual Meeting).

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees for election at the next annual meeting of shareholders, other than the Company's nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by March 22, 2027 (60 days prior to the one-year anniversary of the Annual Meeting).

We encourage shareholders who wish to submit a proposal or nomination to seek legal counsel. The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any nomination that does not comply with these and other applicable requirements.

COPIES OF 2025 ANNUAL REPORT AND ADDITIONAL INFORMATION

We have sent or made electronically available to each of our shareholders a copy of our Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2025. Our 2025 Annual Report includes our financial information included in our consolidated annual financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2025. Our 2025 Annual Report is electronically available on our website at www.diamedica.com, by accessing the SEC's EDGAR filing database at www.sec.gov or on SEDAR+ at www.sedarplus.ca. The exhibits to our Form 10-K are available by accessing the SEC's EDGAR filing database at www.sec.gov. We will furnish a copy of any exhibit to our Form 10-K upon receipt from any such person of a written request for such exhibits upon the payment of our reasonable expenses in furnishing the exhibits. This request should be sent to: DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, Attention: Shareholder Information.

HOUSEHOLDING

We have adopted a procedure approved by the SEC called "householding," by which certain shareholders who do not participate in electronic delivery of proxy materials but who have the same address and appear to be members of the same family receive only one copy of our annual report and proxy statement. Each shareholder participating in householding continues to receive a separate proxy card. Householding reduces both the environmental impact of our annual meetings and our mailing and printing expenses.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact Broadridge Financial Solutions, Inc., by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will promptly deliver the notice of internet availability or proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

ADDITIONAL MATTERS

As of the date of this proxy statement, management knows of no matters that will be presented for determination at the annual meeting other than those referred to herein. If any other matters properly come before the annual meeting calling for a vote of shareholders, it is intended that the shares represented by the proxies solicited by the Board will be voted by the persons named therein in accordance with their best judgment.

Your vote is important. Whether or not you plan to attend the meeting in person, vote your shares of DiaMedica common shares by the Internet or telephone, or request a paper proxy card to sign, date, and return by mail so that your shares may be voted.

By Order of the Board of Directors

James Parsons
Chairman of the Board

April 1, 2026
Minneapolis, Minnesota

Appendix A
to Proxy Statement

DIAMEDICA THERAPEUTICS INC.
AMENDED AND RESTATED
2019 OMNIBUS INCENTIVE PLAN

Table of Contents

Page

DIAMEDICA THERAPEUTICS INC.
AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE PLAN

1.   Purpose of Plan.

The purpose of the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan (this "Plan") is to advance the interests of DiaMedica Therapeutics Inc. a corporation governed under the laws of British Columbia (the "Company"), and its shareholders by enabling the Company and its Subsidiaries to attract and retain qualified individuals to perform services for the Company and its Subsidiaries, providing incentive compensation for such individuals that is linked to the growth and profitability of the Company and increases in shareholder value and aligning the interests of such individuals with the interests of its shareholders through opportunities for equity participation in the Company. The original version of this Plan initially became effective upon its approval by the Company's shareholders on May 22, 2019, and was subsequently effective May 18, 2022 and May 22, 2024.This further amendment and restatement has been approved by the Board on March 16, 2026 and shall become effective upon approval by the shareholders of the Company on May 20, 2026, which shall be considered the date of its adoption for purposes of Treasury Regulation §1.422-2(b)(2)(i). If the Company's shareholders fail to approve this amendment and restatement of the Plan by December 31, 2026, this amendment and restatement will be of no further force or effect.

2.   Definitions.

The following terms will have the meanings set forth below, unless the context clearly otherwise requires. Terms defined elsewhere in this Plan will have the same meaning throughout this Plan.

2.1.   "Adverse Action" means any action or conduct by a Participant that the Committee, in its sole discretion, determines to be injurious, detrimental, prejudicial or adverse to the interests of the Company or any Subsidiary, including: (a) disclosing confidential information of the Company or any Subsidiary to any person not authorized by the Company or Subsidiary to receive it, (b) engaging, directly or indirectly, in any commercial activity that in the judgment of the Committee competes with the business of the Company or any Subsidiary or (c) interfering with the relationships of the Company or any Subsidiary and their respective employees, independent contractors, customers, prospective customers and vendors.

2.2.   "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person where "control" will have the meaning given such term under Rule 405 of the Securities Act.

2.3.   "Applicable Law" means any applicable law, including without limitation, (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, provincial, local or foreign; and (c) rules of any securities exchange, national market system or automated quotation system on which the Shares are listed, quoted or traded.

2.4.   "Award" means, individually or collectively, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Deferred Stock Unit, Performance Award, Non-Employee Director Award, or Other Stock-Based Award, in each case granted to an Eligible Recipient pursuant to this Plan.

2.5.   "Award Agreement" means either: (a) a written or electronic (as provided in Section 22.7) agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, including any amendment or modification thereof, or (b) a written or electronic (as provided in Section 22.7) statement issued by the Company to a Participant describing the terms and provisions of such an Award, including any amendment or modification thereof.

2.6.   "Board" means the Board of Directors of the Company.

2.7.   "Broker Exercise Notice" means a written notice pursuant to which a Participant, upon exercise of an Option, irrevocably instructs a broker or dealer to sell a sufficient number of Shares to pay all or a portion of the exercise price of the Option and/or any related withholding tax obligations and remit such sums to the Company and directs the Company to deliver Shares to be issued upon such exercise directly to such broker or dealer or its nominee.

2.8.   "Cause" means, unless otherwise provided in an Award Agreement, (a) "Cause" as defined in any employment, consulting, severance or similar agreement between the Participant and the Company or one of its Subsidiaries or Affiliates (an "Individual Agreement"), or (b) if there is no such Individual Agreement or if it does not define Cause: (i) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury, in each case related to the Company or any Subsidiary; (ii) any unlawful or criminal activity of a serious nature; (iii) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the Participant's overall duties; (iv) any material breach by a Participant of any employment, service, confidentiality, non-compete or non-solicitation agreement entered into with the Company or any Subsidiary; or (v) before a Change in Control, such other events as will be determined by the Committee. Before a Change in Control, the Committee will, unless otherwise provided in an Individual Agreement, have the sole discretion to determine whether "Cause" exists with respect to subclauses (i), (ii), (iii), (iv) or (v) above, and its determination will be final.

2.9.   "Change in Control" means, unless otherwise provided in an Award Agreement or any Individual Agreement, and except as provided in Section 18, an event described in Section 15.1 of this Plan.

2.10.   "Code" means the United States Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be deemed to include a reference to any applicable regulations thereunder and any successor or amended section of the Code.

2.11.   "Committee" means the Board or, if the Board so delegates, the Compensation Committee of the Board or a subcommittee thereof, or any other committee delegated authority by the Board to administer this Plan. If the Board determines appropriate, such committee may be comprised solely of directors designated by the Board to administer this Plan who are (a) "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, and (b) "independent directors" within the meaning of the rules of the Nasdaq Stock Market (or other applicable exchange or market on which the Common Shares may be traded or quoted). The members of the Committee will be appointed from time to time by and will serve at the discretion of the Board. Any action duly taken by the Committee will be valid and effective, whether or not the members of the Committee at the time of such action are later determined not to have satisfied the requirements of membership provided herein.

2.12.   "Common Shares" or "Shares" means the voting common shares, no par value, of the Company, or the number and kind of shares of stock or other securities into which such Common Shares may be changed in accordance with Section 4.5 of this Plan.

2.13.   "Company" means DiaMedica Therapeutics Inc., a corporation organized under the laws of British Columbia, and any successor thereto as provided in Section 22.5 of this Plan.

2.14.   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or any Subsidiary that: (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

2.15.   "Deferred Stock Unit" means a right granted to an Eligible Recipient pursuant to Section 8 of this Plan to receive Shares (or the equivalent value in cash or other property if the Committee so provides) at a future time as determined by the Committee, or as determined by the Participant within guidelines established by the Committee in the case of voluntary deferral elections.

2.16.   "Director" means a member of the Board.

2.17.　"Disability" means, unless otherwise provided in an Award Agreement, with respect to a Participant who is a party to an Individual Agreement, which agreement contains a definition of "disability" or "permanent disability" (or words of like import) for purposes of termination of employment thereunder by the Company, "disability" or "permanent disability" as defined in the most recent of such agreements; or in all other cases, means the disability of the Participant such as would entitle the Participant to receive disability income benefits pursuant to the long-term disability plan of the Company or Subsidiary then covering the Participant or, if no such plan exists or is applicable to the Participant, the permanent and total disability of the Participant within the meaning of Section 22(e)(3) of the Code.

2.18.　"Dividend Equivalents" has the meaning set forth in Section 3.2(l) of this Plan.

2.19.　"Eligible Recipients" means all Employees, all Non-Employee Directors and all Consultants.

2.20.　"Employee" means any individual performing services for the Company or a Subsidiary and designated as an employee of the Company or a Subsidiary on the payroll records thereof. An Employee will not include any individual during any period he or she is classified or treated by the Company or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting or temporary agency or any other entity other than the Company or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company or Subsidiary during such period. An individual will not cease to be an Employee in the case of: (a) any leave of absence approved by the Company, or (b) transfers between locations of the Company or between the Company or any Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or a Subsidiary, as applicable, is not so guaranteed, then ninety (90) days following the ninety-first (91st) day of such leave, any Incentive Stock Option held by a Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Non-Statutory Stock Option. Neither service as a Director nor payment of a Director's fee by the Company will be sufficient to constitute "employment" by the Company.

2.21.　"Exchange Act" means the United States Securities Exchange Act of 1934, as amended. Any reference to a section of the Exchange Act herein will be deemed to include a reference to any applicable rules and regulations thereunder and any successor or amended section of the Exchange Act.

2.22.　"Fair Market Value" means, with respect to the Common Shares, as of any date a price that is equal to the closing sale price of a Common Share as of the end of the regular trading session on such date, as reported by the Nasdaq Stock Market or any national securities exchange on which the Common Shares are then listed (or, if no shares were traded on such date, as of the next preceding date on which there was such a trade) or if the Common Shares are not so listed, admitted to unlisted trading privileges or reported on any national exchange, the closing sale price as of the immediately preceding trading date at the end of the regular trading session, as reported by OTC Markets Group or other comparable quotation service (or, if no shares were traded or quoted on such date, as of the next preceding date on which there was such a trade or quote). In the event the Common Shares are not publicly traded at the time a determination of its value is required to be made hereunder, the determination of Fair Market Value shall be made by the Committee in such manner as it deems appropriate and in good faith in the exercise of its reasonable discretion, and consistent with the definition of "fair market value" under Section 409A of the Code. If determined by the Committee, such determination will be final, conclusive and binding for all purposes and on all persons, including the Company, the shareholders of the Company, the Participants and their respective successors-in-interest. No member of the Committee will be liable for any determination regarding the fair market value of the Common Shares that is made in good faith.

2.23.　"Grant Date" means the date an Award is granted to a Participant pursuant to this Plan and as determined pursuant to Section 5 of this Plan.

2.24.　"Incentive Stock Option" means a right to purchase Common Shares granted to an Employee pursuant to Section 6 of this Plan that is designated as and intended to meet the requirements of an "incentive stock option" within the meaning of Section 422 of the Code.

2.25.   "Individual Agreement" has the meaning set forth in Section 2.8 of this Plan.

2.26.   "Non-Employee Director" means a Director who is not an Employee.

2.27.   "Non-Employee Director Award" means any Award granted, whether singly, in combination, or in tandem, to an Eligible Recipient who is a Non-Employee Director, pursuant to such applicable terms, conditions and limitations as the Board or Committee may establish in accordance with this Plan, including any Non-Employee Director Option.

2.28.   "Non-Employee Director Option" means a Non-Statutory Stock Option granted to a Non-Employee Director pursuant to Section 10 of this Plan.

2.29.   "Non-Statutory Stock Option" means a right to purchase Common Shares granted to an Eligible Recipient pursuant to Section 6 of this Plan that is not intended to meet the requirements of or does not qualify as an Incentive Stock Option.

2.30.   "Option" means an Incentive Stock Option or a Non-Statutory Stock Option, including a Non-Employee Director Option.

2.31.   "Other Stock-Based Award" means an Award, denominated in Shares, not otherwise described by the terms of this Plan, granted pursuant to Section 11 of this Plan.

2.32.   "Participant" means an Eligible Recipient who receives one or more Awards under this Plan.

2.33.   "Performance Award" means a right granted to an Eligible Recipient pursuant to Section 9 of this Plan to receive an amount of cash, number of Shares, or a combination of both, contingent upon and the value of which at the time it is payable is determined as a function of the extent of the achievement of one or more Performance Goals during a specified Performance Period or the achievement of other objectives during a specified period.

2.34.   "Performance Goals" mean with respect to any applicable Award, one or more targets, goals or levels of attainment required to be achieved during the specified Performance Period, as set forth in the related Award Agreement.

2.35.   "Performance Period" means the period of time, as determined by the Committee, during which the Performance Goals must be met in order to determine the degree of payout or vesting with respect to an Award.

2.36.   "Period of Restriction" means the period when a Restricted Stock Award or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of Performance Goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Section 8 of this Plan.

2.37.   "Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or any other entity of whatever nature.

2.38.   "Plan" means this DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan, as may be amended from time to time.

2.39.   "Plan Year" means the Company's fiscal year.

2.40.   "Previously Acquired Shares" means Shares that are already owned by the Participant or, with respect to any Award, that are to be issued to the Participant upon the grant, exercise, vesting or settlement of such Award.

2.41.   "Restricted Stock Award" means an award of Common Shares granted to an Eligible Recipient pursuant to Section 8 of this Plan that is subject to the restrictions on transferability and the risk of forfeiture imposed by the provisions of such Section 8.

2.42.   "Restricted Stock Unit" means an award denominated in Shares granted to an Eligible Recipient pursuant to Section 8 of this Plan.

2.43.   "Retirement," means, unless otherwise defined in the Award Agreement or in an Individual Agreement between the Participant and the Company or one of its Subsidiaries or Affiliates, "Retirement" as defined from time to time for purposes of this Plan by the Committee or by the Company's chief human resources officer or other person performing that function or, if not so defined, means voluntary termination of employment or service by the Participant on or after the date the Participant reaches age fifty-five (55) with the present intention to leave the Company's industry or to leave the general workforce.

2.44.   "Securities Act" means the United States Securities Act of 1933, as amended. Any reference to a section of the Securities Act herein will be deemed to include a reference to any applicable rules and regulations thereunder and any successor or amended section of the Securities Act.

2.45.   "Stock Appreciation Right" means a right granted to an Eligible Recipient pursuant to Section 7 of this Plan to receive a payment from the Company upon exercise, in the form of Shares, cash or a combination of both, equal to the difference between the Fair Market Value of one or more Shares and the grant price of such shares under the terms of such Stock Appreciation Right.

2.46.   "Stock-Based Award" means any Award, denominated in Shares, made pursuant to this Plan, including Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Awards or Other Stock-Based Awards.

2.47.   "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, an interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

2.48.   "Tax Date" means the date any withholding or employment related tax obligation arises under the Code or any Applicable Law for a Participant with respect to an Award.

2.49.   "Tax Laws" has the meaning set forth in Section 22.8 of this Plan.

3.   Plan Administration.

3.1.   The Committee. This Plan will be administered by the Committee. The Committee will act by majority approval of the members at a meeting or by unanimous written consent, and a majority of the members of the Committee will constitute a quorum. The Committee may exercise its duties, power and authority under this Plan in its sole discretion without the consent of any Participant or other party, unless this Plan specifically provides otherwise. The Committee will not be obligated to treat Participants or Eligible Recipients uniformly, and determinations made under this Plan may be made by the Committee selectively among Participants or Eligible Recipients, whether or not such Participants and Eligible Recipients are similarly situated. Each determination, interpretation or other action made or taken by the Committee pursuant to the provisions of this Plan will be final, conclusive and binding for all purposes and on all persons, and no member of the Committee will be liable for any action or determination made in good faith with respect to this Plan or any Award granted under this Plan.

3.2.   Authority of the Committee. In accordance with and subject to the provisions of this Plan, the Committee will have full and exclusive discretionary power and authority to take such actions as it deems necessary and advisable with respect to the administration of this Plan, including the following:

(a)   To designate the Eligible Recipients to be selected as Participants;

(b)   To determine the nature, extent and terms of the Awards to be made to each Participant, including the amount of cash or number of Shares to be subject to each Award, any exercise price or grant price, the manner in which Awards will vest, become exercisable, settled or paid out and whether Awards will be granted in tandem with other Awards, and the form of Award Agreement, if any, evidencing such Award;

(c)   To determine the time or times when Awards will be granted;

(d)   To determine the duration of each Award;

(e)   To determine the terms, restrictions and other conditions to which the grant of an Award or the payment or vesting of Awards may be subject;

(f)   To construe and interpret this Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration and in so doing, to correct any defect, omission, or inconsistency in this Plan or in an Award Agreement, in a manner and to the extent it will deem necessary or expedient to make this Plan fully effective;

(g)   To determine Fair Market Value in accordance with Section 2.22 of this Plan;

(h)   To amend this Plan or any Award Agreement, as provided in this Plan;

(i)   To adopt subplans or special provisions applicable to Awards regulated by the laws of a jurisdiction other than, and outside of, the United States, which except as otherwise provided in this Plan, such subplans or special provisions may take precedence over other provisions of this Plan;

(j)   To authorize any person to execute on behalf of the Company any Award Agreement or any other instrument required to effect the grant of an Award previously granted by the Committee;

(k)   To determine whether Awards will be settled in Shares, cash or in any combination thereof;

(l)   To determine whether Awards will be adjusted for dividend equivalents, with "Dividend Equivalents" meaning a credit, made at the discretion of the Committee, to the account of a Participant in an amount equal to the cash dividends paid on one Common Share for each Common Share represented by an Award held by such Participant, subject to Section 12 of this Plan and any other provision of this Plan, and which Dividend Equivalents may be subject to the same conditions and restrictions as the Awards to which they attach and may be settled in the form of cash, Shares, or in any combination of both; and

(m)   To impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares, including restrictions under an insider trading policy, stock ownership guidelines, restrictions as to the use of a specified brokerage firm for such resales or other transfers and other restrictions designed to increase equity ownership by Participants or otherwise align the interests of Participants with the Company's shareholders.

3.3.   _Delegation._ To the extent permitted by Applicable Law, the Committee may delegate to one or more of its members or to one or more officers of the Company or any Subsidiary or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more directors of the Company or one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Eligible Recipients to be recipients of Awards pursuant to this Plan; and (b) determine the size of any such Awards; provided, however, that (x) the Committee will not delegate such responsibilities to any such director(s) or officer(s) for any Awards granted to an Eligible Recipient: (i) who is a Non-Employee Director or who is subject to the reporting and liability provisions of Section 16 under the Exchange Act, or (ii) to whom authority to grant or amend Awards has been delegated hereunder; provided, further; that any delegation of administrative authority will only be permitted to the extent it is permissible under Applicable Law; (y) the resolution providing such authorization will set forth the type of Awards and total number of each type of Awards such director(s) or officer(s) may grant; and (z) such director(s) or officer(s) will report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated. At all times, the delagatee appointed under this Section 3.3 will serve in such capacity at the pleasure of the Committee.

3.4.   No Re-pricing. Notwithstanding any other provision of this Plan other than Section 4.5 of this Plan, the Committee may not, without prior approval of the Company's shareholders, seek to effect any re-pricing of any previously granted, "underwater" Option or Stock Appreciation Right by: (a) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price or grant price; (b) canceling the underwater Option or Stock Appreciation Right in exchange for (i) cash; (ii) replacement Options or Stock Appreciation Rights having a lower exercise price or grant price; or (iii) other Awards; or (c) repurchasing the underwater Options or Stock Appreciation Rights and granting new Awards under this Plan. For purposes of this Section 3.4, an Option or Stock Appreciation Right will be deemed to be "underwater" at any time when the Fair Market Value of the Common Shares is less than the exercise price of the Option or grant price of the Stock Appreciation Right.

3.5.   Participants Based Outside of the United States. In addition to the authority of the Committee under Section (i) and notwithstanding any other provision of this Plan, the Committee may, in its sole discretion, amend the terms of this Plan or Awards with respect to Participants resident outside of the United States or employed by a non-U.S. Subsidiary in order to comply with local legal requirements, to otherwise protect the Company's or Subsidiary's interests or to meet objectives of this Plan, and may, where appropriate, establish one or more sub-plans (including the adoption of any required rules and regulations) for the purposes of qualifying for preferred tax treatment under foreign tax laws. The Committee will have no authority, however, to take action pursuant to this Section 3.5: (a) to reserve Shares or grant Awards in excess of the limitations provided in Section 4.1 of this Plan; (b) to effect any re-pricing in violation of Section 3.4 of this Plan; (c) to grant Options or Stock Appreciation Rights having an exercise price or grant price less than one hundred percent (100%) of the Fair Market Value of one Share on the Grant Date in violation of Section 6.3 or Section 7.3 of this Plan; or (d) for which shareholder approval would then be required pursuant to Section 19.2 of this Plan.

4.   **Shares Available for Issuance.**

4.1.   Maximum Number of Shares Available. Subject to adjustment as provided in Section 4.5 of this Plan, the maximum number of Shares that will be available for issuance under this Plan shall not exceed 10,500,000.

4.2.   Limits on Incentive Stock Options and Non-Employee Director Compensation. Notwithstanding any other provisions of this Plan to the contrary and subject to adjustment as provided in Section 4.5 of this Plan,

(a)   the maximum aggregate number of shares of Common Stock that will be available for issuance pursuant to Incentive Stock Options under this Plan may not exceed 2,000,000 shares; and

(b)   the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a Non-Employee Director as compensation for services as a Non-Employee Director during any fiscal year of the Company may not exceed $400,000 (increased to $600,000 with respect to any Non-Employee Director serving as Chairman of the Board or Lead Independent Director or in the fiscal year of a non-employee Director's initial service as a Non-Employee Director) (with any compensation that is deferred counting towards this limit for the year in which the compensation is first earned, and not a later year of settlement).

4.3.   Accounting for Awards. Shares that are issued under this Plan or that are subject to outstanding Awards will be applied to reduce the maximum number of Shares remaining available for issuance under this Plan only to the extent they are used; provided, however, that the full number of Shares subject to a stock-settled Stock Appreciation Right or other Stock-Based Award will be counted against the Shares authorized for issuance under this Plan, regardless of the number of Shares actually issued upon settlement of such Stock Appreciation Right or other Stock-Based Award. Furthermore, any Shares withheld to satisfy tax withholding obligations on Awards issued under this Plan, any Shares withheld to pay the exercise price or grant price of Awards under this Plan and any Shares not issued or delivered as a result of the "net exercise" of an outstanding Option pursuant to Section 6.5 or settlement of a Stock Appreciation Right in Shares pursuant to Section 7.7 will be counted against the Shares authorized for issuance under this Plan and will not be available again for grant under this Plan. Shares subject to Awards settled in cash will again be available for issuance pursuant to Awards granted under the Plan. Any Shares repurchased by the Company on the open market using the proceeds from the exercise of an Award will not increase the number of Shares available for future grant of Awards. Any shares of Common Stock related to Awards granted under this Plan that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of the Shares, will be available again for grant under this Plan. To the

extent permitted by Applicable Law, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or a Subsidiary pursuant to Section 20 of this Plan or otherwise will not be counted against Shares available for issuance pursuant to this Plan. The Shares available for issuance under this Plan may be authorized and unissued shares or treasury shares.

4.4.   Stock Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Shares, treasury Common Shares or Common Shares purchased on the open market.

4.5.   Adjustments to Shares and Awards.

(a)   In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin off) or any other similar change in the corporate structure or Shares the Company, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) will make appropriate adjustment or substitutions (which determination will be conclusive) as to: (i) the number and kind of securities or other property (including cash) available for issuance or payment under this Plan, including the sub-limits set forth in Section 4.2 of this Plan, and (ii) in order to prevent dilution or enlargement of the rights of Participants, the number and kind of securities or other property (including cash) subject to outstanding Awards and the exercise price of outstanding Awards; provided, however, that this Section 4.5 will not limit the authority of the Committee to take action pursuant to Section 15 of this Plan in the event of a Change in Control. The determination of the Committee as to the foregoing adjustments and/or substitutions, if any, will be final, conclusive and binding on Participants under this Plan.

(b)   Notwithstanding anything else herein to the contrary, without affecting the number of Shares reserved or available hereunder, the limits in Section 4.1 or 4.2 of this Plan, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with the rules under Sections 422, 424 and 409A of the Code, or any successor regulations, as and where applicable.

5.   Participation.

Participants in this Plan will be those Eligible Recipients who, in the judgment of the Committee, have contributed, are contributing or are expected to contribute to the achievement of the objectives of the Company or its Subsidiaries. Eligible Recipients may be granted from time to time one or more Awards, singly or in combination or in tandem with other Awards, as may be determined by the Committee in its sole discretion. Awards will be deemed to be granted as of the date specified in the grant resolution of the Committee, which date will be the Grant Date of any related Award Agreement with the Participant.

6.   Options.

6.1.   Grant. An Eligible Recipient may be granted one or more Options under this Plan, and such Options will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion; provided, however, that any Option granted under this Plan shall comply with Applicable Law and applicable stock exchange rules. Incentive Stock Options may be granted solely to eligible Employees of the Company or a Subsidiary. The Committee shall designate whether an Option is to be considered an Incentive Stock Option or a Non-Statutory Stock Option. To the extent that any Incentive Stock Option (or portion thereof) granted under this Plan ceases for any reason to qualify as an "incentive stock option" for purposes of Section 422 of the Code, such Incentive Stock Option (or portion thereof) will continue to be outstanding for purposes of this Plan but will thereafter be deemed to be a Non-Statutory Stock Option. Options may be granted to an Eligible Recipient for services provided to a Subsidiary only if, with respect to such Eligible Recipient, the underlying Shares constitute "service recipient stock" within the meaning of Treas. Reg. Sec. 1.409A-1(b)(5)(iii) promulgated under the Code.

6.2.   Award Agreement. Each Option grant will be evidenced by an Award Agreement that will specify the exercise price of the Option, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option will become vested and exercisable, and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan or applicable stock exchange rules. The Award Agreement also will specify whether the Option is intended to be an Incentive Stock Option or a Non-Statutory Stock Option.

6.3.   Exercise Price. The per share price to be paid by a Participant upon exercise of an Option granted pursuant to this Section 6 will be determined by the Committee in its sole discretion at the time of the Option grant; provided, however, that such price will not be less than one hundred percent (100%) of the Fair Market Value of one Share on the Grant Date (one hundred and ten percent (110%) of the Fair Market Value if, at the time the Incentive Stock Option is granted, the Participant owns, directly or indirectly, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company).

6.4.   Exercisability and Duration. An Option will become exercisable at such times and in such installments and upon such terms and conditions as may be determined by the Committee in its sole discretion at the time of grant, including (a) the achievement of one or more of the Performance Goals; or that (b) the Participant remain in the continuous employment or service with the Company or a Subsidiary for a certain period; provided, however, that no Option may be exercisable after ten (10) years from the Grant Date (five (5) years from the Grant Date in the case of an Incentive Stock Option that is granted to a Participant who owns, directly or indirectly, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company). Notwithstanding the foregoing, if the exercise of an Option that is exercisable in accordance with its terms is prevented by the provisions of Section 17 of this Plan, the Option will remain exercisable until thirty (30) days after the date such exercise first would no longer be prevented by such provisions, but in any event no later than the expiration date of such Option.

6.5.   Payment of Exercise Price.

(a)   The total purchase price of the Shares to be purchased upon exercise of an Option will be paid entirely in cash (including check, bank draft or money order); provided, however, that the Committee, in its sole discretion and upon terms and conditions established by the Committee, may allow such payments to be made, in whole or in part, by (i) tender of a Broker Exercise Notice; (ii) by tender, either by actual delivery or attestation as to ownership, of Previously Acquired Shares; (iii) a "net exercise" of the Option (as further described in paragraph (b), below); (iv) by a combination of such methods; or (v) any other method approved or accepted by the Committee in its sole discretion and permitted under applicable law. Notwithstanding any other provision of this Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act will be permitted to make payment with respect to any Awards granted under this Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(b)   In the case of a "net exercise" of an Option, the Company will not require a payment of the exercise price of the Option from the Participant but will reduce the number of Shares issued upon the exercise by the largest number of whole shares that has a Fair Market Value on the exercise date that does not exceed the aggregate exercise price for the shares exercised under this method. Shares will no longer be outstanding under an Option (and will therefore not thereafter be exercisable) following the exercise of such Option to the extent of (i) shares used to pay the exercise price of an Option under the "net exercise," (ii) shares actually delivered to the Participant as a result of such exercise and (iii) any shares withheld for purposes of tax withholding pursuant to Section 14 of this Plan.

(c)   For purposes of such payment, Previously Acquired Shares tendered or covered by an attestation will be valued at their Fair Market Value on the exercise date of the Option.

6.6.   Manner of Exercise. An Option may be exercised by a Participant in whole or in part from time to time, subject to the conditions contained in this Plan and in the Award Agreement evidencing such Option, by delivery in person, by facsimile or electronic transmission or through the mail of written notice of exercise to the Company at its principal executive office (or to the Company's designee as may be established from time to time by the Company and communicated to Participants) and by paying in full the total exercise price for the Shares to be purchased in accordance with Section 6.5 of this Plan.

7.   **Stock Appreciation Rights.**

7.1.   Grant. An Eligible Recipient may be granted one or more Stock Appreciation Rights under this Plan, and such Stock Appreciation Rights will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion. Stock Appreciation Rights may be granted to an Eligible Recipient for services provided to a Subsidiary only if, with respect to such Eligible Recipient, the underlying Shares constitute "service recipient stock" within the meaning of Treas. Reg. Sec. 1.409A-1(b)(5)(iii) promulgated under the Code.

7.2.   Award Agreement. Each Stock Appreciation Right will be evidenced by an Award Agreement that will specify the grant price of the Stock Appreciation Right, the term of the Stock Appreciation Right, and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan.

7.3.   Grant Price. The grant price of a Stock Appreciation Right will be determined by the Committee, in its discretion, at the Grant Date; provided, however, that such price may not be less than one hundred percent (100%) of the Fair Market Value of one Share on the Grant Date.

7.4.   Exercisability and Duration. A Stock Appreciation Right will become exercisable at such times and in such installments as may be determined by the Committee in its sole discretion at the time of grant; provided, however, that no Stock Appreciation Right may be exercisable after ten (10) years from its Grant Date. Notwithstanding the foregoing, if the exercise of a Stock Appreciation Right that is exercisable in accordance with its terms is prevented by the provisions of Section 17 of this Plan, the Stock Appreciation Right will remain exercisable until thirty (30) days after the date such exercise first would no longer be prevented by such provisions, but in any event no later than the expiration date of such Stock Appreciation Right.

7.5.   Manner of Exercise. A Stock Appreciation Right will be exercised by giving notice in the same manner as for Options, as set forth in Section 6.6 of this Plan, subject to any other terms and conditions consistent with the other provisions of this Plan as may be determined by the Committee in its sole discretion.

7.6.   Settlement. Upon the exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a)   The excess of the Fair Market Value of a Share on the date of exercise over the per share grant price;
by

(b)   The number of Shares with respect to which the Stock Appreciation Right is exercised.

7.7.   Form of Payment. Payment, if any, with respect to a Stock Appreciation Right settled in accordance with Section 7.6 of this Plan will be made in accordance with the terms of the applicable Award Agreement, in cash, Shares or a combination thereof, as the Committee determines.

8.   Restricted Stock Awards, Restricted Stock Units and Deferred Stock Units.

8.1.   Grant. An Eligible Recipient may be granted one or more Restricted Stock Awards, Restricted Stock Units or Deferred Stock Units under this Plan, and such Awards will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion. Restricted Stock Units will be similar to Restricted Stock Awards except that no Shares are actually awarded to the Participant on the Grant Date of the Restricted Stock Units. Restricted Stock Units and Deferred Stock Units will be denominated in Shares but paid in cash, Shares or a combination of cash and Shares as the Committee, in its sole discretion, will determine, and as provided in the Award Agreement.

8.2.   Award Agreement. Each Restricted Stock Award, Restricted Stock Unit or Deferred Stock Unit grant will be evidenced by an Award Agreement that will specify the type of Award, the period(s) of restriction, the number of Shares subject to a Restricted Stock Award, or the number of Restricted Stock Units or Deferred Stock Units granted, and such other provisions as the Committee will determine that are not inconsistent with the terms of this Plan.

8.3.   Conditions and Restrictions. Subject to the terms and conditions of this Plan, the Committee will impose such conditions or restrictions on a Restricted Stock Award, Restricted Stock Units or Deferred Stock Units granted pursuant to this Plan as it may deem advisable including a requirement that Participants pay a stipulated purchase price for each Share underlying a Restricted Stock Award, Restricted Stock Unit or Deferred Stock Unit, restrictions based upon the achievement of specific Performance Goals, time-based restrictions on vesting following the attainment of the Performance Goals, time-based restrictions, restrictions under Applicable Laws or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock Award, Restricted Stock Units or Deferred Stock Units.

8.4.   Voting Rights. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by Applicable Law, as determined by the Committee, Participants holding a Restricted Stock Award granted hereunder will be granted the right to exercise full voting rights with respect to the Shares underlying such Restricted Stock Award during the Period of Restriction. A Participant will have no voting rights with respect to any Restricted Stock Units or Deferred Stock Units granted hereunder.

8.5.   Dividend Rights.

(a)   Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by Applicable Law, as determined by the Committee, Participants holding a Restricted Stock Award granted hereunder will have the same dividend rights as the Company's other shareholders. Notwithstanding the foregoing any such dividends as to a Restricted Stock Award that is subject to vesting requirements will be subject to forfeiture and termination to the same extent as the Restricted Stock Award to which such dividends relate and the Award Agreement may require that any cash dividends be reinvested in additional Shares subject to the Restricted Stock Award and subject to the same conditions and restrictions as the Restricted Stock Award with respect to which the dividends were paid. In no event will dividends with respect to Restricted Stock Awards that are subject to vesting be paid or distributed until the vesting provisions of such Restricted Stock Award lapse.

(b)   Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by Applicable Law, as determined by the Committee, prior to settlement or forfeiture, any Restricted Stock Units or Deferred Stock Unit awarded under this Plan may, at the Committee's discretion, carry with it a right to Dividend Equivalents. Such right entitles the Participant to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit or Deferred Stock Unit is outstanding. Dividend Equivalents may be converted into additional Restricted Stock Units or Deferred Stock Units and may (and will, to the extent required below) be made subject to the same conditions and restrictions as the Restricted Stock Units or Deferred Stock Units to which they attach. Settlement of Dividend Equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Dividend Equivalents as to Restricted Stock Units or Deferred Stock Units will be subject to forfeiture and termination to the same extent as the corresponding Restricted Stock Units or Deferred Stock Units as to which the Dividend Equivalents relate. In no event will Participants holding Restricted Stock Units or Deferred Stock Units be entitled to receive the payment of any Dividend Equivalents on such Restricted Stock Units or Deferred Stock Units until the vesting provisions of such Restricted Stock Units or Deferred Stock Units lapse.

8.6.   Enforcement of Restrictions. To enforce the restrictions referred to in this Section 8, the Committee may place a legend on the stock certificates representing Restricted Stock Awards referring to such restrictions and may require the Participant, until the restrictions have lapsed, to keep the stock certificates, together with duly endorsed stock powers, in the custody of the Company or its transfer agent, or to maintain evidence of stock ownership, together with duly endorsed stock powers, in a certificateless book entry stock account with the Company's transfer agent. Alternatively, Restricted Stock Awards may be held in non-certificated form pursuant to such terms and conditions as the Company may establish with its registrar and transfer agent or any third-party administrator designated by the Company to hold Restricted Stock Awards on behalf of Participants.

8.7.   Lapse of Restrictions; Settlement. Except as otherwise provided in this Plan, including without limitation this Section 8 and 16.4 of this Plan, Shares underlying a Restricted Stock Award will become freely transferable by the Participant after all conditions and restrictions applicable to such shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations). Upon the vesting of a Restricted Stock Unit, the Restricted Stock Unit will be settled, subject to the terms and conditions of the applicable Award Agreement, (a) in cash, based upon the Fair Market Value of the vested underlying Shares, (b) in Shares or (c) a combination thereof, as provided in the Award Agreement, except to the extent that a Participant has properly elected to defer income that may be attributable to a Restricted Stock Unit under a Company deferred compensation plan or arrangement.

8.8.   Section 83(b) Election for Restricted Stock Award. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant must file, within thirty (30) days following the Grant Date of the Restricted Stock Award, a copy of such election with the Company and with the Internal Revenue Service, in accordance with the regulations under Section 83 of the Code. The Committee may provide in the Award Agreement that the Restricted Stock Award is conditioned upon the Participant's making or refraining from making an election with respect to the award under Section 83(b) of the Code.

9.   Performance Awards.

9.1.   Grant. An Eligible Recipient may be granted one or more Performance Awards under this Plan, and such Awards will be subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, including the achievement of one or more Performance Goals.

9.2.   Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify the amount of cash, Shares, other Awards, or combination of both to be received by the Participant upon payout of the Performance Award, any Performance Goals upon which the Performance Award is subject, any Performance Period during which any Performance Goals must be achieved and such other provisions as the Committee will determine which are not inconsistent with the terms of this Plan.

9.3.   <u>Vesting</u>. Subject to the terms of this Plan, the Committee may impose such restrictions or conditions, not inconsistent with the provisions of this Plan, to the vesting of such Performance Awards as it deems appropriate, including the achievement of one or more of the Performance Goals.

9.4.   <u>Earning of Performance Award Payment</u>. Subject to the terms of this Plan and the Award Agreement, after the applicable Performance Period has ended, the holder of Performance Awards will be entitled to receive payout on the value and number of Performance Awards earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved and such other restrictions or conditions imposed on the vesting and payout of the Performance Awards has been satisfied.

9.5.   <u>Form and Timing of Performance Award Payment</u>. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Awards will be entitled to receive payment on the value and number of Performance Awards earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved. Payment of earned Performance Awards will be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Awards in the form of cash, in Shares or other Awards (or in a combination thereof) equal to the value of the earned Performance Awards at the close of the applicable Performance Period. Payment of any Performance Award will be made as soon as practicable after the Committee has determined the extent to which the applicable Performance Goals have been achieved and not later than the fifteenth (15th) day of the third (3rd) month immediately following the later of the end of the Company's fiscal year in which the Performance Period ends and any additional vesting restrictions are satisfied or the end of the calendar year in which the Performance Period ends and any additional vesting restrictions are satisfied, except to the extent that a Participant has properly elected to defer payment that may be attributable to a Performance Award under a Company deferred compensation plan or arrangement. The determination of the Committee with respect to the form and time of payment of Performance Awards will be set forth in the Award Agreement pertaining to the grant of the Performance Award. Any Shares or other Awards issued in payment of earned Performance Awards may be granted subject to any restrictions deemed appropriate by the Committee, including that the Participant remain in the continuous employment or service with the Company or a Subsidiary for a certain period.

9.6.   <u>Evaluation of Performance</u>. The Committee may provide in any such Award Agreement including Performance Goals that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) items related to a change in accounting principles; (b) items relating to financing activities; (c) expenses for restructuring or productivity initiatives; (d) other non-operating items; (e) items related to acquisitions; (f) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (g) items related to the disposal of a business or segment of a business; (h) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (i) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (j) any other items of significant income or expense which are determined to be appropriate adjustments; (k) items relating to unusual or extraordinary corporate transactions, events or developments; (l) items related to amortization of acquired intangible assets; (m) items that are outside the scope of the Company's core, on-going business activities; (n) items related to acquired in-process research and development; (o) items relating to changes in tax laws; (p) items relating to major licensing or partnership arrangements; (q) items relating to asset impairment charges; (r) items relating to gains or losses for litigation, arbitration and contractual settlements; (s) foreign exchange gains and losses; or (t) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

9.7.   Adjustment of Performance Goals, Performance Periods or other Vesting Criteria. The Committee may amend or modify the vesting criteria (including any Performance Goals or Performance Periods) of any outstanding Awards based in whole or in part on the financial performance of the Company (or any Subsidiary or division, business unit or other sub-unit thereof) in recognition of unusual or nonrecurring events (including the events described in Sections 9.6 or (a) of this Plan) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, will be final, conclusive and binding on Participants under this Plan.

9.8.   Dividend Rights. Participants holding Performance Awards granted under this Plan will not receive any cash dividends or Dividend Equivalents based on the dividends declared on Shares that are subject to such Performance Awards during the period between the date that such Performance Awards are granted and the date such Performance Awards are settled.

10.   Non-Employee Director Awards.

10.1.   Automatic and Non-Discretionary Awards to Non-Employee Directors. Subject to such terms and conditions, consistent with the other provisions of this Plan, the Committee at any time and from time to time may approve resolutions providing for the automatic grant to Non-Employee Directors of Non-Employee Director Awards granted under this Plan and may grant to Non-Employee Directors such discretionary Non-Employee Director Awards on such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, and set forth in an applicable Award Agreement.

10.2.   Deferral of Award Payment; Election to Receive Award in Lieu of Retainers. The Committee may permit Non-Employee Directors the opportunity to defer the payment of an Award pursuant to such terms and conditions as the Committee may prescribe from time to time. In addition, the Committee may permit Non-Employee Directors to elect to receive, pursuant to the procedures established by the Board or a committee of the Board, all or any portion of their annual retainers, meeting fees, or other fees in Restricted Stock, Restricted Stock Units, Deferred Stock Units or other Stock-Based Awards as contemplated by this Plan in lieu of cash.

11.   Other Stock-Based Award

11.1.   Other Stock-Based Awards. Subject to such terms and conditions, consistent with the other provisions of this Plan, as may be determined by the Committee in its sole discretion, the Committee may grant Other Stock-Based Awards to Eligible Recipients not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions as the Committee will determine. Such Awards may involve the transfer of actual Shares to Participants as a bonus or in lieu of obligations to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, or payment in cash or otherwise of amounts based on the value of Shares, and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.2.   Value of Other Stock-Based Awards. Each Other Stock-Based Award will be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish Performance Goals in its discretion for any Other Stock-Based Award. If the Committee exercises its discretion to establish Performance Goals for any such Awards, the number or value of Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the Performance Goals are met.

11.3.   Payment of Other Stock-Based Awards. Payment, if any, with respect to an Other Stock-Based Award will be made in accordance with the terms of the Award, in cash or Shares for any Other Stock-Based Award, as the Committee determines, except to the extent that a Participant has properly elected to defer payment that may be attributable to an Other Stock-Based Award under a Company deferred compensation plan or arrangement.

12. Dividend Equivalents.

Subject to the provisions of this Plan and any Award Agreement, any Participant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on Shares that are subject to any Award (including any Award that has been deferred), to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests, settles, is paid or expires, as determined by the Committee. Such Dividend Equivalents will be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee and the Committee may provide that such amounts (if any) will be deemed to have been reinvested in additional Shares or otherwise reinvested. Notwithstanding the foregoing, the Committee may not grant Dividend Equivalents based on the dividends declared on Shares that are subject to an Option or Stock Appreciation Right or unvested Performance Awards; and further, no dividend or Dividend Equivalents will be paid out with respect to any unvested Awards.

13. Effect of Termination of Employment or other Service.

13.1.   Termination Due to Cause. Unless otherwise expressly provided by the Committee in its sole discretion in an Award Agreement or the terms of an Individual Agreement between the Participant and the Company or one of its Subsidiaries or Affiliates or a plan or policy of the Company applicable to the Participant specifically provides otherwise, and subject to Sections 13.4 and 13.5 of this Plan, in the event a Participant's employment or other service with the Company or any Subsidiary is terminated for Cause:

(a)   All outstanding Options and Stock Appreciation Rights held by the Participant as of the effective date of such termination will be immediately terminated and forfeited;

(b)   All outstanding but unvested Restricted Stock Awards, Restricted Stock Units, Performance Awards and Other Stock-Based Awards held by the Participant as of the effective date of such termination will be terminated and forfeited; and

(c)   All other outstanding Awards to the extent not vested will be immediately terminated and forfeited.

13.2.   Termination Due to Death, Disability or Retirement. Unless otherwise expressly provided by the Committee in its sole discretion in an Award Agreement between the Participant and the Company or one of its Subsidiaries or Affiliates or the terms of an Individual Agreement or a plan or policy of the Company applicable to the Participant specifically provides otherwise, and subject to Sections 13.4, 13.5 and 15 of this Plan, in the event a Participant's employment or other service with the Company and all Subsidiaries is terminated by reason of death or Disability of a Participant, or in the case of a Participant that is an Employee, Retirement:

(a)   All outstanding Options (excluding Non-Employee Director Options in the case of Retirement) and Stock Appreciation Rights held by the Participant as of the effective date of such termination or Retirement will, to the extent exercisable as of the date of such termination or Retirement, remain exercisable for a period of one (1) year after the date of such termination or Retirement (but in no event after the expiration date of any such Option or Stock Appreciation Right) and Options and Stock Appreciation Rights not exercisable as of the date of such termination or Retirement will be terminated and forfeited;

(b)   All outstanding unvested Restricted Stock Awards held by the Participant as of the effective date of such termination or Retirement will be terminated and forfeited; and

(c)   All outstanding unvested Restricted Stock Units, Performance Awards, and Other Stock-Based Awards held by the Participant as of the effective date of such termination or Retirement will be terminated and forfeited; provided, however, that with respect to any such Awards the vesting of which is based on the achievement of Performance Goals, if a Participant's employment or other service with the Company or any Subsidiary, as the case may be, is terminated prior to the end of the Performance Period of such Award, but after the conclusion of a portion of the Performance Period (but in no event less than one year), the Committee may, in its sole discretion, cause Shares to be delivered or payment made (except to the extent that a Participant has properly elected to defer income that may be attributable to such Award under a Company deferred compensation plan or arrangement) with respect to the Participant's Award, but only if otherwise earned for the entire Performance Period and only with respect to the portion of the applicable Performance Period completed at the date of such event, with proration based on the number of months or years that the Participant was employed or performed services during the Performance Period. The Committee will consider the provisions of Section 13.5 of this Plan and will have the discretion to consider any other fact or circumstance in making its decision as to whether to deliver such Shares or other payment, including whether the Participant again becomes employed.

13.3.   Termination for Reasons Other than Death, Disability or Retirement. Unless otherwise expressly provided by the Committee in its sole discretion in an Award Agreement or the terms of an Individual Agreement between the Participant and the Company or one of its Subsidiaries or Affiliates or a plan or policy of the Company applicable to the Participant specifically provides otherwise, and subject to Sections 13.4, 13.5 and 15 of this Plan, in the event a Participant's employment or other service with the Company and all Subsidiaries is terminated for any reason other than for Cause or death or Disability of a Participant, or in the case of a Participant that is an Employee, Retirement:

(a)   All outstanding Options (including Non-Employee Director Options) and Stock Appreciation Rights held by the Participant as of the effective date of such termination will, to the extent exercisable as of such termination, remain exercisable for a period of three (3) months after such termination (but in no event after the expiration date of any such Option or Stock Appreciation Right) and Options and Stock Appreciation Rights not exercisable as of such termination will be terminated and forfeited. If the Participant dies within the three (3) month period referred to in the preceding sentence, the Option or Stock Appreciation Right may be exercised by those entitled to do so under the Participant's will or by the laws of descent and distribution within a period of one (1) year following the Participant's death (but in no event after the expiration date of any such Option or Stock Appreciation Right).

(b)   All outstanding unvested Restricted Stock Awards held by the Participant as of the effective date of such termination will be terminated and forfeited;

(c)   All outstanding unvested Restricted Stock Units, Performance Awards, and Other Stock-Based Awards held by the Participant as of the effective date of such termination will be terminated and forfeited; provided, however, that with respect to any such Awards the vesting of which is based on the achievement of Performance Goals, if a Participant's employment or other service with the Company or any Subsidiary, as the case may be, is terminated by the Company without Cause prior to the end of the Performance Period of such Award, but after the conclusion of a portion of the Performance Period (but in no event less than one year), the Committee may, in its sole discretion, cause Shares to be delivered or payment made (except to the extent that a Participant has properly elected to defer income that may be attributable to such Award under a Company deferred compensation plan or arrangement) with respect to the Participant's Award, but only if otherwise earned for the entire Performance Period and only with respect to the portion of the applicable Performance Period completed at the date of such event, with proration based on the number of months or years that the Participant was employed or performed services during the Performance Period.

13.4. <u>Modification of Rights upon Termination</u>. Notwithstanding the other provisions of this Section 13, upon a Participant's termination of employment or other service with the Company or any Subsidiary, as the case may be, the Committee may, in its sole discretion (which may be exercised at any time on or after the Grant Date, including following such termination) cause Options or Stock Appreciation Rights (or any part thereof) held by such Participant as of the effective date of such termination to terminate, become or continue to become exercisable or remain exercisable following such termination of employment or service, and Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Awards, Non-Employee Director Awards, and Other Stock-Based Awards held by such Participant as of the effective date of such termination to terminate, vest or become free of restrictions and conditions to payment, as the case may be, following such termination of employment or service, in each case in the manner determined by the Committee; <u>provided</u>, <u>however</u>, that (a) no Option or Stock Appreciation Right may remain exercisable beyond its expiration date; and (b) any such action by the Committee adversely affecting any outstanding Award will not be effective without the consent of the affected Participant (subject to the right of the Committee to take whatever action it deems appropriate under Section 4.5, 13.5, 15 or 19 of this Plan).

13.5. <u>Additional Forfeiture Events</u>.

(a) <u>Effect of Actions Constituting Cause or Adverse Action</u>. Notwithstanding anything in this Plan to the contrary and in addition to the other rights of the Committee under this Plan, including this Section 13.5, if a Participant is determined by the Committee, acting in its sole discretion, to have taken any action that would constitute Cause or an Adverse Action during or within one (1) year after the termination of employment or other service with the Company or a Subsidiary, irrespective of whether such action or the Committee's determination occurs before or after termination of such Participant's employment or other service with the Company or any Subsidiary and irrespective of whether or not the Participant was terminated as a result of such Cause or Adverse Action, (i) all rights of the Participant under this Plan and any Award Agreements evidencing an Award then held by the Participant will terminate and be forfeited without notice of any kind, and (ii) the Committee in its sole discretion will have the authority to rescind the exercise, vesting or issuance of, or payment in respect of, any Awards of the Participant that were exercised, vested or issued, or as to which such payment was made, and to require the Participant to pay to the Company, within ten (10) days of receipt from the Company of notice of such rescission, any amount received or the amount of any gain realized as a result of such rescinded exercise, vesting, issuance or payment (including any dividends paid or other distributions made with respect to any Shares subject to any Award). The Company may defer the exercise of any Option or Stock Appreciation Right for a period of up to six (6) months after receipt of the Participant's written notice of exercise or the issuance of share certificates upon the vesting of any Award for a period of up to six (6) months after the date of such vesting in order for the Committee to make any determination as to the existence of Cause or an Adverse Action. The Company will be entitled to withhold and deduct from future wages of the Participant (or from other amounts that may be due and owing to the Participant from the Company or a Subsidiary) or make other arrangements for the collection of all amounts necessary to satisfy such payment obligations. Unless otherwise provided by the Committee in an applicable Award Agreement, this Section (a) will not apply to any Participant following a Change in Control.

(b) <u>Forfeiture or Clawback of Awards Under Applicable Law and Company Policy</u>. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 will reimburse the Company for the amount of any Award received by such individual under this Plan during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement. The Company also may seek to recover any Award made as required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other clawback, forfeiture or recoupment provision required by Applicable Law or under the requirements of any stock exchange or market upon which the Shares are then listed or traded. In addition, all Awards under this Plan will be subject to forfeiture or other penalties pursuant to any clawback or forfeiture policy of the Company, as in effect from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee and set forth in the applicable Award Agreement.

14. Payment of Withholding Taxes.

14.1.   General Rules. The Company is entitled to (a) withhold and deduct from future wages of the Participant (or from other amounts that may be due and owing to the Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all amounts the Company reasonably determines are necessary to satisfy any and all federal, foreign, state, provincial and local withholding and employment related tax requirements attributable to an Award, including the grant, exercise, vesting or settlement of, or payment of dividends with respect to, an Award or a disqualifying disposition of stock received upon exercise of an Incentive Stock Option, or (b) require the Participant promptly to remit the amount of such withholding to the Company before taking any action, including issuing any Shares, with respect to an Award. When withholding Shares for taxes is effected under this Plan, it will be withheld only up to an amount based on the maximum statutory tax rates in the Participant's applicable tax jurisdiction or such other rate that will not trigger a negative accounting impact on the Company.

14.2.   Special Rules. The Committee may, in its sole discretion and upon terms and conditions established by the Committee, permit or require a Participant to satisfy, in whole or in part, any withholding or employment related tax obligation described in Section 14.1 of this Plan by withholding Shares underlying an Award, by electing to tender, or by attestation as to ownership of, Previously Acquired Shares, by delivery of a Broker Exercise Notice or a combination of such methods. For purposes of satisfying a Participant's withholding or employment-related tax obligation, Shares withheld by the Company or Previously Acquired Shares tendered or covered by an attestation will be valued at their Fair Market Value on the Tax Date.

15. Change in Control.

15.1.   Definition of Change in Control. Unless otherwise provided in an Award Agreement or Individual Agreement between the Participant and the Company or one of its Subsidiaries or Affiliates, a "Change in Control" will mean the occurrence of any of the following:

(a)   The acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either the then outstanding Shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; or

(b)   The consummation of a reorganization, merger or consolidation of the Company, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the Common Shares and voting securities of the Company immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding Shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation; or

(c)   a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company.

15.2.   Effect of Change in Control. Subject to the terms of the applicable Award Agreement or an Individual Agreement, in the event of a Change in Control, the Committee (as constituted prior to such Change in Control) may, in its discretion:

(a)   require that shares of stock of the corporation resulting from such Change in Control, or a parent corporation thereof, be substituted for some or all of the Shares subject to an outstanding Award, with an appropriate and equitable adjustment to such Award as shall be determined by the Board in accordance with Section 4.5;

(b)   provide that (i) some or all outstanding Options shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restrictions or vesting applicable to some or all outstanding Restricted Stock Awards and Restricted Stock Units shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the Performance Period applicable to some or all outstanding Awards shall lapse in full or in part, and/or (iv) the Performance Goals applicable to some or all outstanding Awards shall be deemed to be satisfied at the target or any other level; and/or

(c)   require outstanding Awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (A) a cash payment in an amount determined pursuant to Section 15.3 below; (B) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause 15.3 above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

15.3.   Alternative Treatment of Incentive Awards. In connection with a Change in Control and subject to Section 18, the Committee, in its sole discretion, either in an Award Agreement at the time of grant of an Award or at any time after the grant of such an Award, in lieu of providing a substitute award to a Participant pursuant to Section 15.2(a), may determine that any or all outstanding Awards granted under this Plan, whether or not exercisable or vested, as the case may be, will be canceled and terminated and that in connection with such cancellation and termination the holder of such Award will receive for each Share subject to such Award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities with a fair market value (as determined by the Committee in good faith) equivalent to such cash payment) equal to the difference, if any, between the consideration received by shareholders of the Company in respect of a Share in connection with such Change in Control and the purchase price per share, if any, under the Award, multiplied by the number of Shares subject to such Award (or in which such Award is denominated); provided, however, that if such product is zero ($0) or less or to the extent that the Award is not then exercisable, the Award may be canceled and terminated without payment therefor. If any portion of the consideration pursuant to a Change in Control may be received by holders of Shares on a contingent or delayed basis, the Committee may, in its sole discretion, determine the fair market value per share of such consideration as of the time of the Change in Control on the basis of the Committee's good faith estimate of the present value of the probable future payment of such consideration. Notwithstanding the foregoing, any Shares issued pursuant to an Award that immediately prior to the effectiveness of the Change in Control are subject to no further restrictions pursuant to this Plan or an Award Agreement (other than pursuant to the securities laws) will be deemed to be outstanding Shares and receive the same consideration as other outstanding Shares in connection with the Change in Control.

15.4.   Limitation on Change in Control Payments. Notwithstanding anything in this Section 15 to the contrary, if, with respect to a Participant, the acceleration of the vesting of an Award or the payment of cash in exchange for all or part of a Stock-Based Award (which acceleration or payment could be deemed a "payment" within the meaning of Section 280G(b)(2) of the Code), together with any other "payments" that such Participant has the right to receive from the Company or any corporation that is a member of an "affiliated group" (as defined in Section 1504(a) of the Code without regard to Section 1504(b) of the Code) of which the Company is a member, would constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code), then the "payments" to such Participant pursuant to Section 15.2 or Section 15.3 of this Plan will be reduced (or acceleration of vesting eliminated) to the largest amount as will result in no portion of such "payments" being subject to the excise tax imposed by Section 4999 of the Code; provided, however, that such reduction will be made only if the aggregate amount of the payments after such reduction exceeds the difference between (a) the amount of such payments absent such reduction minus (b) the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments; and provided, further that such payments will be reduced (or acceleration of vesting eliminated) by first eliminating vesting of Options with an exercise price above the then Fair Market Value of a Share that have a positive value for purposes of Section 280G of the Code, followed by reducing or eliminating payments or benefits pro rata among Awards that are deferred compensation subject to Section 409A of the Code, and, if a further reduction is necessary, by reducing or eliminating payments or benefits pro rata among Awards that are not subject to Section 409A of the Code. Notwithstanding the foregoing sentence, if a Participant is subject to a separate agreement with the Company or a Subsidiary that expressly addresses the potential application of Section 280G or 4999 of the Code, then this Section 15.4 will not apply and any "payments" to a Participant pursuant to Section 15 of this Plan will be treated as "payments" arising under such separate agreement; provided, however, such separate agreement may not modify the time or form of payment under any Award that constitutes deferred compensation subject to Section 409A of the Code if the modification would cause such Award to become subject to the adverse tax consequences specified in Section 409A of the Code.

15.5.   Exceptions. Notwithstanding anything in this Section 15 to the contrary, individual Award Agreements or Individual Agreements between a Participant and the Company or one of its Subsidiaries or Affiliates may contain provisions with respect to vesting, payment or treatment of Awards upon the occurrence of a Change in Control, and the terms of any such Award Agreement or Individual Agreement will govern to the extent of any inconsistency with the terms of this Section 15. The Committee will not be obligated to treat all Awards subject to this Section 15 in the same manner. The timing of any payment under this Section 15 may be governed by any election to defer receipt of a payment made under a Company deferred compensation plan or arrangement.

16.   Rights of Eligible Recipients and Participants; Transferability.

16.1.   Employment. Nothing in this Plan or an Award Agreement will interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment or service of any Eligible Recipient or Participant at any time, nor confer upon any Eligible Recipient or Participant any right to continue employment or other service with the Company or any Subsidiary.

16.2.   No Rights to Awards. No Participant or Eligible Recipient will have any claim to be granted any Award under this Plan.

16.3.   Rights as a Shareholder. Except as otherwise provided in the Award Agreement, a Participant will have no rights as a shareholder with respect to Shares covered by any Stock-Based Award unless and until the Participant becomes the holder of record of such Shares and then subject to any restrictions or limitations as provided herein or in the Award Agreement.

16.4.   Restrictions on Transfer.

(a)   Except pursuant to testamentary will or the laws of descent and distribution or as otherwise expressly permitted by subsections (b) and (c) below, no right or interest of any Participant in an Award prior to the exercise (in the case of Options or Stock Appreciation Rights) or vesting, issuance or settlement of such Award will be assignable or transferable, or subjected to any lien, during the lifetime of the Participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise.

(b)   A Participant will be entitled to designate a beneficiary to receive an Award upon such Participant's death, and in the event of such Participant's death, payment of any amounts due under this Plan will be made to, and exercise of any Options or Stock Appreciation Rights (to the extent permitted pursuant to Section 13 of this Plan) may be made by, such beneficiary. If a deceased Participant has failed to designate a beneficiary, or if a beneficiary designated by the Participant fails to survive the Participant, payment of any amounts due under this Plan will be made to, and exercise of any Options or Stock Appreciation Rights (to the extent permitted pursuant to Section 13 of this Plan) may be made by, the Participant's legal representatives, heirs and legatees. If a deceased Participant has designated a beneficiary and such beneficiary survives the Participant but dies before complete payment of all amounts due under this Plan or exercise of all exercisable Options or Stock Appreciation Rights, then such payments will be made to, and the exercise of such Options or Stock Appreciation Rights may be made by, the legal representatives, heirs and legatees of the beneficiary.

(c)   Upon a Participant's request, the Committee may, in its sole discretion, permit a transfer of all or a portion of a Non-Statutory Stock Option, other than for value, to such Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, any person sharing such Participant's household (other than a tenant or employee), a trust in which any of the foregoing have more than fifty percent (50%) of the beneficial interests, a foundation in which any of the foregoing (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. Any permitted transferee will remain subject to all the terms and conditions applicable to the Participant prior to the transfer. A permitted transfer may be conditioned upon such requirements as the Committee may, in its sole discretion, determine, including execution or delivery of appropriate acknowledgements, opinion of counsel, or other documents by the transferee.

(d)   The Committee may impose such restrictions on any Shares acquired by a Participant under this Plan as it may deem advisable, including minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the Common Shares are then listed or traded, or under any blue sky or state securities laws applicable to such Shares or the Company's insider trading policy.

16.5.   <u>Non-Exclusivity of this Plan</u>. Nothing contained in this Plan is intended to modify or rescind any previously approved compensation plans or programs of the Company or create any limitations on the power or authority of the Board to adopt such additional or other compensation arrangements as the Board may deem necessary or desirable.

17.   Securities Law and Other Restrictions.

Notwithstanding any other provision of this Plan or any Award Agreements entered into pursuant to this Plan, the Company will not be required to issue any Shares under this Plan, and a Participant may not sell, assign, transfer or otherwise dispose of Shares issued pursuant to Awards granted under this Plan, unless (a) there is in effect with respect to such Shares a registration statement under the Securities Act and any applicable securities laws of a state or foreign jurisdiction or an exemption from such registration under the Securities Act and applicable state or foreign securities laws, and (b) there has been obtained any other consent, approval or permit from any other U.S. or foreign regulatory body which the Committee, in its sole discretion, deems necessary or advisable. The Company may condition such issuance, sale or transfer upon the receipt of any representations or agreements from the parties involved, and the placement of any legends on certificates representing Shares, as may be deemed necessary or advisable by the Company in order to comply with such securities law or other restrictions.

18.   Deferred Compensation; Compliance with Section 409A.

It is intended that all Awards issued under this Plan be in a form and administered in a manner that will comply with the requirements of Section 409A of the Code, or the requirements of an exception to Section 409A of the Code, and the Award Agreements and this Plan will be construed and administered in a manner that is consistent with and gives effect to such intent. The Committee is authorized to adopt rules or regulations deemed necessary or appropriate to qualify for an exception from or to comply with the requirements of Section 409A of the Code. With respect to an Award that constitutes a deferral of compensation subject to Code Section 409A: (a) if any amount is payable under such Award upon a termination of service, a termination of service will be treated as having occurred only at such time the Participant has experienced a Separation from Service; (b) if any amount is payable under such Award upon a Disability, a Disability will be treated as having occurred only at such time the Participant has experienced a "disability" as such term is defined for purposes of Code Section 409A; (c) if any amount is payable under such Award on account of the occurrence of a Change in Control, a Change in Control will be treated as having occurred only at such time a "change in the ownership or effective control of the corporation or in the ownership of a substantial portion of the assets of the corporation" as such terms are defined for purposes of Code Section 409A; (d) if any amount becomes payable under such Award on account of a Participant's Separation from Service at such time as the Participant is a "specified employee" within the meaning of Code Section 409A, then no payment will be made, except as permitted under Code Section 409A, prior to the first business day after the earlier of (i) the date that is six months after the date of the Participant's Separation from Service or (ii) the Participant's death; and (e) no amendment to or payment under such Award will be made except and only to the extent permitted under Code Section 409A.

19.   Amendment, Modification and Termination.

19.1.   <u>Generally</u>. Subject to other subsections of this Section 19 and Sections 3.4 and 19.3 of this Plan, the Board at any time may suspend or terminate this Plan (or any portion thereof) or terminate any outstanding Award Agreement and the Committee, at any time and from time to time, may amend this Plan or amend or modify the terms of an outstanding Award. The Committee's power and authority to amend or modify the terms of an outstanding Award includes the authority to modify the number of Shares or other terms and conditions of an Award, extend the term of an Award, accept the surrender of any outstanding Award or, to the extent not previously exercised or vested, authorize the grant of new Awards in substitution for surrendered Awards; <u>provided</u>, <u>however</u> that the amended or modified terms are permitted by this Plan as then in effect and that any Participant adversely affected by such amended or modified terms has consented to such amendment or modification.

19.2.   <u>Shareholder Approval</u>. No amendments to this Plan will be effective without approval of the Company's shareholders if: (a) shareholder approval of the amendment is then required pursuant to Section 422 of the Code, the rules of the primary stock exchange or stock market on which the Common Shares are then traded, applicable corporate laws or regulations, or other Applicable Law, and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under this Plan; or (b) such amendment would: (i) modify Section 3.4 of this Plan; (ii) materially increase benefits accruing to Participants; (iii) increase the aggregate number of Shares issued or issuable under this Plan; (iv) increase any limitation set forth in this Plan on the number of Shares which may be issued or the aggregate value of Awards which may be made, in respect of any type of Award to any single Participant during any specified period; (v) modify the eligibility requirements for Participants in this Plan; or (vi) reduce the minimum exercise price or grant price as set forth in Sections 6.3 and 7.3 of this Plan.

19.3.   <u>Awards Previously Granted</u>. Notwithstanding any other provision of this Plan to the contrary, no termination, suspension or amendment of this Plan may adversely affect any outstanding Award without the consent of the affected Participant; <u>provided</u>, <u>however</u>, that this sentence will not impair the right of the Committee to take whatever action it deems appropriate under Sections 4.5, 9.7, 13, 15, 18 or 19.4 of this Plan.

19.4.   <u>Amendments to Conform to Law</u>. Notwithstanding any other provision of this Plan to the contrary, the Committee may amend this Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming this Plan or an Award Agreement to any present or future law relating to plans of this or similar nature, and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 19.4 to any Award granted under this Plan without further consideration or action.

20.   Substituted Awards.

The Committee may grant Awards under this Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or a Subsidiary as a result of a merger or consolidation of the former employing entity with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the former employing corporation. The Committee may direct that the substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

21.   Duration of the Plan.

This Plan will terminate at midnight on May 19, 2036, and may be terminated prior to such time by Board action. No Award will be granted after termination of this Plan, but Awards outstanding upon termination of this Plan will remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

22.   Miscellaneous.

22.1.   <u>Usage</u>. In this Plan, except where otherwise indicated by clear contrary intention, (a) any masculine term used herein also will include the feminine, (b) the plural will include the singular, and the singular will include the plural, (c) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term, and (d) "or" is used in the inclusive sense of "and/or".

22.2.   <u>Relationship to Other Benefits</u>. Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards under this Plan will be included as "compensation" for purposes of computing the benefits payable to any Participant under any pension, retirement (qualified or non-qualified), savings, profit sharing, group insurance, welfare, or benefit plan of the Company or any Subsidiary unless provided otherwise in such plan.

22.3.   <u>Fractional Shares</u>. No fractional Shares will be issued or delivered under this Plan or any Award. The Committee will determine whether cash, other Awards or other property will be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto will be forfeited or otherwise eliminated by rounding up or down.

22.4.   <u>Governing Law</u>. Except to the extent expressly provided herein or in connection with other matters of corporate governance and authority (all of which will be governed by the laws of the Company's jurisdiction of incorporation), the validity, construction, interpretation, administration and effect of this Plan and any rules, regulations and actions relating to this Plan will be governed by and construed exclusively in accordance with the laws of the State of Delaware, notwithstanding the conflicts of laws principles of any jurisdictions.

22.5.   <u>Successors</u>. All obligations of the Company under this Plan with respect to Awards granted hereunder will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

22.6.   Construction. Wherever possible, each provision of this Plan and any Award Agreement will be interpreted so that it is valid under the Applicable Law. If any provision of this Plan or any Award Agreement is to any extent invalid under the Applicable Law, that provision will still be effective to the extent it remains valid. The remainder of this Plan and the Award Agreement also will continue to be valid, and the entire Plan and Award Agreement will continue to be valid in other jurisdictions.

22.7.   Delivery and Execution of Electronic Documents. To the extent permitted by Applicable Law, the Company may: (a) deliver by email or other electronic means (including posting on a Web site maintained by the Company or by a third party under contract with the Company) all documents relating to this Plan or any Award hereunder (including prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including annual reports and proxy statements), and (b) permit Participants to use electronic, internet or other non-paper means to execute applicable Plan documents (including Award Agreements) and take other actions under this Plan in a manner prescribed by the Committee.

22.8.   No Representations or Warranties Regarding Tax Effect. Notwithstanding any provision of this Plan to the contrary, the Company and its Subsidiaries, the Board, and the Committee neither represent nor warrant the tax treatment under any federal, state, local, or foreign laws and regulations thereunder (individually and collectively referred to as the "Tax Laws") of any Award granted or any amounts paid to any Participant under this Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties, and interest under the Tax Laws.

22.9.   Unfunded Plan. Participants will have no right, title or interest whatsoever in or to any investments that the Company or its Subsidiaries may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Subsidiary under this Plan, such right will be no greater than the right of an unsecured general creditor of the Company or the Subsidiary, as the case may be. All payments to be made hereunder will be paid from the general funds of the Company or the Subsidiary, as the case may be, and no special or separate fund will be established and no segregation of assets will be made to assure payment of such amounts except as expressly set forth in this Plan.

22.10.   Indemnification. Subject to any limitations and requirements of British Columbia's *Business Corporations Act* or other Applicable Law, each individual who is or will have been a member of the Board, or a Committee appointed by the Board, or an officer or Employee of the Company to whom authority was delegated in accordance with Section 3.3 of this Plan, will be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her, provided he or she will give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his/her own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Articles, as a matter of law, or otherwise, or pursuant to any agreement with the Company, or any power that the Company may have to indemnify them or hold them harmless.

BOARD OF DIRECTORS

James Parsons
Chief Financial Officer of
Sernova Biotherapeutics Inc.
Chairman of the Board

Michael Giuffre, M.D.
Clinical Professor of Cardiac Sciences
and Pediatrics at the University of
Calgary

Richard Kuntz, M.D., M.Sc.
Former Chief Medical Officer and
Scientific Officer of Medtronic plc

Tanya N. Lewis
Advisor and Former Chief
Development Operations Officer of
Replimune Group, Inc.

Daniel J. O'Connor
Chief Executive Officer of Jubilant
Therapeutics Inc.

Rick Pauls
President and Chief Executive Officer
of DiaMedica Therapeutics Inc.

Charles Semba, M.D.
Chief Medical Officer
of Eluminex Biosciences

EXECUTIVE AND OTHER OFFICERS

Rick Pauls
President and Chief Executive Officer

Julie Krop, M.D.
Chief Medical Officer

Scott Kellen
Chief Financial Officer and Corporate
Secretary

ANNUAL GENERAL MEETING

The Annual General Meeting of our
shareholders will be held on
Wednesday, May 20, 2026,
beginning at 9:00 a.m., Central
Daylight Time, at the offices of:

DiaMedica Therapeutics Inc.
301 Carlson Parkway
Suite 210
Minneapolis, MN 55305

PROFESSIONAL SERVICE PROVIDERS

Independent Auditors
Baker Tilly US, LLP
225 South Sixth Street
Suite 2300
Minneapolis, MN 55402

Legal Counsel
Faegre Drinker Biddle & Reath
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Pushor Mitchell LLP
301 – 1665 Ellis Street
Kelowna, BC V1Y 2B3
Canada

Patent Counsel
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

Transfer Agent and Registrar
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Canada
800.564.6253
+1 (416) 263 9200
service@computershare.com

SHARE INFORMATION

Our voting common shares are
listed on the Nasdaq Capital
Market tier of The Nasdaq Stock
Market LLC under the symbol
"DMAC."

DiaMedica Therapeutics Inc.
301 Carlson Parkway, Ste 210
Minneapolis, MN 55305
+1.763.496.5454 Phone
www.diamedica.com
info@diamedica.com

